2023 ANNUAL REPORT

STARWOOD
PROPERTY TRUST

Shareholders of Starwood Property Trust,

When we started this company in 2009, we set out to build a low leverage diversified balance sheet to ensure the company performed well in normal economic cycles and provided stability in times of distress. Growing earnings and maintaining our dividend policy are at the core of every management decision we have made since.

Operating our company at lower leverage than peers resulted in a more moderate level of growth and profitability relative to others during the Federal Reserve's ten-year zero interest rate policy, which ended abruptly in May 2022. However, this disciplined approach has allowed our company to outperform in periods of volatility and market distress, as we have seen over the last two years. Since our IPO, our company has paid over $7 billion in dividends and shareholders have earned total returns of 333% (10.6% annually) in that 14-year period.

We strive to be a steady port in a storm and are proud that our shareholders have rewarded us in this cycle with the best performance in our peer group to date, that bond buyers have rewarded us with the lowest cost of funds, and that the ratings agencies all affirmed our corporate rating in the past year.


Total Assets
$27.3B
U.S. Office 10%
Int'l Office 3%
Multifamily 21%
Hotel 8%
Mixed Use 4%
Industrial 5%
Retail 1%
Other 5%
Residential 1%
Residential Lending 11%
Woodstar Fund 7%
Property - Other 2%
Medical Office 2%
Master Lease 1%
Infrastructure Lending 9%
REIS CMBS 4%
Cash & A/R 2%
Other 3%
Intangibles 1%
Commercial Loans 58%
Owned Properties 12%

- U.S. office loans represent only 10% of our diversified $27.3B asset base

The Federal Reserve's aggressive rate hikes starting in 2022 to offset inflation caused by unprecedented government spending and stimulus led to higher loan-to-values on existing commercial real estate (CRE) loans. Our business line diversification and hedging policies have allowed us to remain nimble in this environment. We have continued to opportunistically invest every quarter, and with near record liquidity today, we believe we are prepared should elevated distress in CRE markets continue into 2024 and beyond.

Since the beginning of COVID:

- We reduced our exposure to U.S. office loans to just 10% of our assets, while significantly increasing our exposure to the more stable multifamily and industrial asset classes.

- We reduced our construction loan and future funding exposure by half.

- We grew our international loan portfolio from 19% to 31% of our overall commercial lending portfolio and continue to benefit from more stable CRE markets abroad.

- We grew our accretive energy infrastructure lending portfolio by 63%, a business with many tailwinds today, including loan structures with significant lender protections and amortization, elevated global energy needs, best in class financing, and reduced competition.

- We increased our named special servicing to nearly $100 billion of commercial mortgage-backed securities (CMBS) loans, a business whose revenues are countercyclical to our investment portfolio, as it makes more money in times of distress.

- We created sizeable gains in our owned property portfolio, the majority of which come from our over 15,000 unit Florida affordable multifamily portfolio, creating a unique and significant buffer should commercial real estate markets remain volatile for longer. In affordable housing, occupancies stay high because, by definition, those rents are below market. Rents are set by regulatory authority and cannot decline from current levels.

- In response to stress in the regional banking sector, we created an advisory business called Starwood Solutions and are entering the middle market commercial real estate loan business which has long been dominated by regional banks.

- And finally, we received:

    - Nareit's Investor CARE (Communications & Reporting Excellence) Award for seven straight years, which recognizes companies that interact most effectively with their investors and that provide investors with the most comprehensive, clearly articulated and useful information in the most efficient manner; and

    - Commercial Observer's inaugural IMPACT Award which recognizes a commitment to improving the communities served by the real estate industry and for initiatives we have taken to address pressing issues like the need for greater diversity, equity and inclusion, climate action, or affordable housing.

We will use every resource at our disposal, including those of our manager, Starwood Capital Group, which has over 30 years of real estate investment experience and $115 billion of assets under management, to continue to deliver strong consistent results each and every year.

We want to thank our shareholders for valuing the unique diversified finance company we have built, and our Board of Directors for their wisdom and guidance. With management and our Board owning 5.8% of the company's stock, we remain aligned with our shareholders. We built this company to perform well in normal economic environments and outperform in volatile markets, and we thank you for allowing us the opportunity to continue to do so in the coming years.

Yours very truly,

Barry S. Sternlicht	Jeffrey F. DiModica, CFA
Chairman and Chief Executive Officer	*President*

BOARD OF DIRECTORS & EXECUTIVE TEAM

BOARD OF DIRECTORS

Barry S. Sternlicht
Chairman & CEO
Starwood Capital Group & Starwood Property Trust

Jeffrey G. Dishner
President and Chief Operating Officer
Starwood Capital Group

Richard D. Bronson
Chairman
The Bronson Companies, LLC

Camille J. Douglas
Senior Managing Director, Acquisitions & Development
LeFrak

Deborah L. Harmon
Co-Founder and Chief Executive Officer
Artemis Real Estate Partners

Solomon J. Kumin
Co-President
Leucadia Asset Management LLC

Fred Perpall
Chief Executive Officer
The Beck Group

Fred S. Ridley
Partner
Foley & Lardner LLP

Strauss Zelnick
Founder & Managing Partner
Zelnick Media Capital (ZMC)

EXECUTIVE TEAM

Barry S. Sternlicht
Chairman & CEO
Starwood Capital Group & Starwood Property Trust

Jeffrey F. DiModica, CFA
President
Starwood Property Trust

Rina Paniry
Chief Financial Officer
Starwood Property Trust

PRINCIPAL EXECUTIVE OFFICE

Starwood Property Trust
591 West Putnam Avenue
Greenwich, CT 06830
Phone: (203) 422-7700
www.starwoodpropertytrust.com

INVESTOR RELATIONS CONTACT

Zachary Tanenbaum
Starwood Property Trust
Phone: (203) 422-7788
ztanenbaum@starwood.com

TRANSFER AGENT

Computershare Trust Company, N.A.
PO Box 43078
Providence, RI 02940-3078
Within USA, US territories & Canada - Phone: (877) 373 6374
Outside USA, US territories & Canada - Phone: (781) 575 3100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-34436

Starwood Property Trust, Inc.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	**27-0247747** (I.R.S. Employer Identification No.)
591 West Putnam Avenue **Greenwich, Connecticut** (Address of Principal Executive Offices)	**06830** (Zip Code)

Registrant's telephone number, including area code **(203) 422-7700**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	STWD	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2023, the aggregate market value of the voting stock held by non-affiliates was $5.7 billion based on the reported last sale price of our common stock on June 30, 2023. Shares of our common stock held by affiliates, which includes officers and directors of the registrant, have been excluded from this calculation. This calculation does not reflect a determination that persons are affiliates for any other purposes.

The number of shares of the issuer's common stock, $0.01 par value, outstanding as of February 16, 2024 was 313,375,899.

DOCUMENTS INCORPORATED BY REFERENCE

Documents Incorporated By Reference: The information required by Part III of this Form 10-K, to the extent not set forth herein or by amendment, is incorporated by reference from the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or prior to April 29, 2024.

TABLE OF CONTENTS

		Page
Part I		6
Item 1.	Business	6
Item 1A.	Risk Factors	18
Item 1B.	Unresolved Staff Comments	55
Item 1C.	Cybersecurity	55
Item 2.	Properties	56
Item 3.	Legal Proceedings	56
Item 4.	Mine Safety Disclosures	56
Part II		57
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	57
Item 6.	[Reserved]	58
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	59
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	91
Item 8.	Financial Statements and Supplementary Data	95
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	176
Item 9A.	Controls and Procedures	176
Item 9B.	Other Information	176
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection	176
Part III		177
Item 10.	Directors, Executive Officers and Corporate Governance	177
Item 11.	Executive Compensation	177
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	177
Item 13.	Certain Relationships and Related Transactions, and Director Independence	177
Item 14.	Principal Accountant Fees and Services	177
Part IV		178
Item 15.	Exhibits and Financial Statement Schedules	178
Item 16.	Form 10-K Summary	181
Signatures		182

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K (this "Form 10-K") contains certain forward-looking statements, including without limitation, statements concerning our operations, economic performance and financial condition. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are developed by combining currently available information with our beliefs and assumptions and are generally identified by the words "believe," "expect," "anticipate" and other similar expressions. Forward-looking statements do not guarantee future performance, which may be materially different from that expressed in, or implied by, any such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their respective dates.

These forward-looking statements are based largely on our current beliefs, assumptions and expectations of our future performance taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control, and which could materially affect actual results, performance or achievements. Factors that may cause actual results to vary from our forward-looking statements include, but are not limited to:

- defaults by borrowers in paying debt service on outstanding indebtedness;
- impairment in the value of real estate property securing our loans or in which we invest;
- availability of mortgage origination and acquisition opportunities acceptable to us;
- potential mismatches in the timing of asset repayments and the maturity of the associated financing agreements;
- our ability to achieve the benefits that we anticipate from the prior acquisition of the project finance origination, underwriting and capital markets business of GE Capital Global Holdings, LLC;
- national and local economic and business conditions, including as a result of the impact of public health emergencies;
- the occurrence of certain geo-political events (such as wars, terrorist attacks and tensions between states) that affect the normal and peaceful course of international relations;
- general and local commercial and residential real estate property conditions;
- changes in federal government policies;
- changes in federal, state and local governmental laws and regulations;
- increased competition from entities engaged in mortgage lending and securities investing activities;
- changes in interest rates; and
- the availability of, and costs associated with, sources of liquidity.

In light of these risks and uncertainties, there can be no assurances that the results referred to in the forward-looking statements contained in this Form 10-K will in fact occur. Except to the extent required by applicable law or regulation, we undertake no obligation to, and expressly disclaim any such obligation to, update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, changes to future results over time or otherwise.

Summary Risk Factors

We are subject to a number of risks that, if realized, could have a material adverse effect on our business, financial condition, results of operations, liquidity, the market price of our common stock and our ability to make distributions to our stockholders. Some of our more significant challenges and risks include, but are not limited to, the following, which are described in greater detail below:

- We are dependent on Starwood Capital Group Global, L.P. ("Starwood Capital Group"), including its affiliate, SPT Management, LLC (our "Manager") and their key personnel, who provide services to us through a management agreement, and we may not find a suitable replacement for our Manager and Starwood Capital Group if the management agreement is terminated, or for these key personnel if they leave Starwood Capital Group or otherwise become unavailable to us.
- There are various conflicts of interest in our relationship with Starwood Capital Group, including our Manager, which could result in decisions that are not in the best interests of our stockholders.
- The management agreement with our Manager was not negotiated on an arm's-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party and may be costly and difficult to terminate.
- Our access to sources of financing may be limited and thus our ability to maximize our returns may be adversely affected.
- Our significant indebtedness subjects us to increased risk of loss and may reduce cash available for distributions to our stockholders.
- Interest rate fluctuations could significantly decrease our results of operations and cash flows and the market value of our investments. Macroeconomic trends, including inflation and rising interest rates, may adversely affect us.
- Hedging may adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.
- The lack of liquidity in our investments may adversely affect our business.
- Difficult conditions in the mortgage, commercial and residential real estate markets may cause us to experience market losses related to our holdings.
- Our commercial construction or rehabilitation lending may expose us to increased lending risks.
- The commercial mortgage loans we originate or acquire and the mortgage loans underlying our commercial mortgage-backed securities ("CMBS") investments are subject to the ability of the commercial property owner to generate net income from operating the property, as well as the risks of delinquency and foreclosure.
- If we overestimate the yields or incorrectly price the risks of our investments, we may experience losses.
- The B-Notes that we acquire are subject to additional risks related to the privately negotiated structure and terms of the transaction, which may result in losses to us. Our mezzanine loans involve greater risks of loss than senior loans secured by similar income-producing properties.
- We may acquire and sell from time to time residential loans, including "non-QM" loans, which may subject us to legal, regulatory and other risks, which could adversely impact our business and financial results.
- The residential loans that we may acquire, and that underlie the residential mortgage-backed securities ("RMBS") we acquire, are subject to risks particular to investments secured by mortgage loans on residential property. These risks are heightened because we may purchase non-performing loans.
- Prepayment rates may adversely affect the value of our investment portfolio.
- Some of our portfolio investments are recorded at fair value and, as a result, there is uncertainty as to the value of these investments. We may experience a decline in the fair value of our assets.
- Investments outside the U.S. that are denominated in foreign currencies subject us to foreign currency risks and to the uncertainty of foreign laws and markets, which may adversely affect our distributions and our real estate investment trust ("REIT") status.
- We invest in equity interests in commercial real estate assets, which subjects us to the general risks of owning commercial real estate.
- We have sponsored, and purchased the more junior securities of, collateralized loan obligations ("CLOs") and such instruments involve significant risks, including that these securities receive distributions from the CLO only if the CLO generates enough income to first pay all the investors holding senior tranches and all CLO expenses.
- We are subject to the risks of investing in project finance investments, many of which are outside our control, and that may negatively impact our business and financial results.
- The investment portfolio of our Infrastructure Lending Segment is concentrated in the power industry and, to a lesser extent, the midstream oil and gas industry, which subjects the portfolio to more risks than if the investments were more diversified. The power and oil and gas industries are subject to extensive regulation, which could adversely impact the business and financial performance of the projects to which our infrastructure loans relate.

- The business activities of our Investing and Servicing Segment, particularly our special servicing business, expose us to certain risks.
- The risks of investment in subordinated CMBS are magnified in the case of our Investing and Servicing Segment, where the principal payments received by the CMBS trust are made in priority to the higher rated securities.
- Certain provisions of Maryland law and of our charter could inhibit changes in control.
- Maintenance of our exemption from registration under the Investment Company Act imposes significant limits on our operations.
- If we do not qualify as a REIT or fail to remain qualified as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.
- Complying with REIT requirements may cause us to forgo otherwise attractive opportunities or to liquidate otherwise attractive investments.
- Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
- Cybersecurity risks could result in the loss of data, interruptions in our business, damage to our reputation, and result in increased costs and financial losses that could have a material adverse effect on our business and results of operations.

The above list is not exhaustive, and we face additional challenges and risks. Please carefully consider all of the information in this Form 10-K, including the risk factors set forth in Part I - Item 1A. Risk Factors.

PART I

Item 1. Business.

The following description of our business should be read in conjunction with the information included elsewhere in this Form 10-K for the year ended December 31, 2023. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ significantly from the results discussed in the forward-looking statements due to the factors set forth in "Risk Factors" and elsewhere in this Form 10-K. References in this Form 10-K to "we," "our," "us," or the "Company" refer to Starwood Property Trust, Inc. and its subsidiaries.

General

Starwood Property Trust, Inc. ("STWD" and, together with its subsidiaries, "we" or the "Company") is a Maryland corporation that commenced operations in August 2009, upon the completion of our initial public offering ("IPO"). We are focused primarily on originating, acquiring, financing and managing mortgage loans and other real estate investments in the United States ("U.S."), Europe and Australia. As market conditions change over time, we may adjust our strategy to take advantage of changes in interest rates and credit spreads as well as economic and credit conditions.

We have four reportable business segments as of December 31, 2023 and we refer to the investments within these segments as our target assets:

- Real estate commercial and residential lending (the "Commercial and Residential Lending Segment")—engages primarily in originating, acquiring, financing and managing commercial first mortgages, non-agency residential mortgages ("residential loans"), subordinated mortgages, mezzanine loans, preferred equity, commercial mortgage-backed securities ("CMBS"), residential mortgage-backed securities ("RMBS") and other real estate and real estate-related debt investments in the U.S., Europe and Australia (including distressed or non-performing loans). Our residential loans are secured by a first mortgage lien on residential property and primarily consist of non-agency residential loans that are not guaranteed by any U.S. Government agency or federally chartered corporation.

- Infrastructure lending (the "Infrastructure Lending Segment")—engages primarily in originating, acquiring, financing and managing infrastructure debt investments.

- Real estate property (the "Property Segment")—engages primarily in acquiring and managing equity interests in stabilized commercial real estate properties, including multifamily properties and commercial properties subject to net leases, that are held for investment.

- Real estate investing and servicing (the "Investing and Servicing Segment")—includes (i) a servicing business in the U.S. that manages and works out problem assets, (ii) an investment business that selectively acquires and manages unrated, investment grade and non-investment grade rated CMBS, including subordinated interests of securitization and resecuritization transactions, (iii) a mortgage loan business which originates conduit loans for the primary purpose of selling these loans into securitization transactions and (iv) an investment business that selectively acquires commercial real estate assets, including properties acquired from CMBS trusts.

Our segments exclude the consolidation of securitization variable interest entities ("VIEs").

We are organized and conduct our operations to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). As such, we will generally not be subject to U.S. federal corporate income tax on that portion of our net income that is distributed to stockholders if we distribute at least 90% of our taxable income to our stockholders by prescribed dates and comply with various other requirements. We also operate our business in a manner that will permit us to maintain our exemption from registration under the Investment Company Act of 1940 as amended (the "Investment Company Act" or "1940 Act").

We are organized as a holding company and conduct our business primarily through our various wholly-owned subsidiaries. We are externally managed and advised by SPT Management, LLC (our "Manager") pursuant to the terms of a management agreement. Our Manager is controlled by Barry Sternlicht, our Chairman and Chief Executive Officer. Our Manager is an affiliate of Starwood Capital Group Global, L.P. ("Starwood Capital Group"), a privately-held private equity firm founded by Mr. Sternlicht.

Our corporate headquarters office is located at 591 West Putnam Avenue, Greenwich, Connecticut 06830, and our telephone number is (203) 422-7700.

Investment Strategy

We seek to attain attractive risk-adjusted returns for our investors over the long term by sourcing and managing a diversified portfolio of target assets, financed in a manner that is designed to deliver attractive returns across a variety of market conditions and economic cycles. Our investment strategy focuses on a few fundamental themes:

- origination and acquisition of real estate debt assets with an implied basis sufficiently low to weather declines in asset values;
- acquisition of equity interests in commercial real estate properties that generate stable current returns, increase the duration of our investment portfolio and provide potential for capital appreciation;
- focus on real estate markets and asset classes with strong supply and demand fundamentals and/or barriers to entry;
- structuring and financing each transaction in a manner that reflects the risk of the underlying asset's cash flow stream and credit risk profile, and efficiently managing and maintaining the transaction's interest rate and currency exposures at levels consistent with management's risk objectives;
- seeking situations where our size, scale, speed and sophistication allow us to position ourselves as a "one-stop" lending solution for real estate owner/operators;
- utilizing the skills, expertise, and contacts developed by our Manager over the past 32 years as one of the premier global real estate investment managers to: (i) correctly anticipate trends and identify attractive risk-adjusted investment opportunities in U.S., European and Australian real estate markets; and (ii) expand and diversify our presence in various asset classes, including:
    - origination and acquisition of residential loans, including non-agency residential loans sometimes referred to as "non-qualified mortgages" or "non-QMs"; and
    - origination and acquisition of corporate and asset-backed loans;
- utilizing the skills, expertise and infrastructure we acquired through our 2013 acquisition of LNR Property LLC ("LNR"), a market leading diversified real estate investment management and loan servicing company comprising our Investing and Servicing Segment, to expand and diversify our presence in various segments of real estate, including:
    - origination of small and medium sized loan transactions ($5 million to $50 million) for both investment and securitization/gain-on-sale;
    - investment in CMBS;
    - investment in commercial real estate;
    - special servicing of commercial real estate loans in commercial real estate securitization transactions; and
- utilizing the skills and expertise we acquired through our 2018 acquisition of the Infrastructure Lending Segment from GE Capital Global Holdings, LLC ("GE Capital") to expand our originations and acquisitions of infrastructure debt investments.

In order to capitalize on the changing sets of investment opportunities that may be present in the various points of an economic cycle, we may expand or refocus our investment strategy by emphasizing investments in different parts of the capital structure and different sectors of real estate. Our investment strategy may be amended from time to time, if recommended by our Manager and approved by our board of directors, without the approval of our stockholders. In addition to our Manager making direct investments on our behalf, we may enter into joint venture, management or other agreements with persons that have special expertise or sourcing capabilities.

Investment Guidelines

Our board of directors has adopted the following investment guidelines:

- our investments will be in our target assets unless otherwise approved by our board of directors;
- no investment shall be made that would cause us to fail to qualify as a REIT for federal income tax purposes;
- no investment shall be made that would cause us or any of our subsidiaries to be required to be registered as an investment company under the 1940 Act;
- not more than 25% of our equity will be invested in any individual asset without the consent of a majority of our independent directors; and
- (a) any investment that is less than $150.0 million will require approval of our Chief Executive Officer; (b) any investment that is equal to or in excess of $150.0 million but less than $250.0 million will require approval of our Manager's investment committee; (c) any investment that is equal to or in excess of $250.0 million but less than $400.0 million will require approval of each of the investment committee of our board of directors and our Manager's investment committee; and (d) any investment that is equal to or in excess of $400.0 million will require approval of each of our board of directors and our Manager's investment committee.

These investment guidelines may be changed from time to time by our board of directors without the approval of our stockholders. In addition, both our Manager and our board of directors must approve any change in our investment guidelines that would modify or expand the types of assets in which we invest.

Investment Process

Our investment process includes sourcing and screening of investment opportunities, assessing investment suitability, conducting interest rate and prepayment analysis, evaluating cash flow and collateral performance, and reviewing legal structure and servicer and originator information and investment structuring, as appropriate, to seek an attractive return commensurate with the risk we are bearing. Upon identification of an investment opportunity, the investment will be screened and monitored by us to determine its impact on maintaining our REIT qualification and our exemption from registration under the 1940 Act. We will seek to make investments in sectors where we have strong core competencies and believe market risk and expected performance can be reasonably quantified.

We evaluate each one of our investment opportunities based on its expected risk-adjusted return relative to the returns available from other, comparable investments. In addition, we evaluate new opportunities based on their relative expected returns compared to comparable positions held in our portfolio. The terms of any leverage available to us for use in funding an investment purchase are also taken into consideration, as are any risks posed by illiquidity or correlations with other securities in the portfolio. We also develop a macro outlook with respect to each target asset class by examining factors in the broader economy such as gross domestic product, interest rates, unemployment rates and availability of credit, among other things. We also analyze fundamental trends in the relevant target asset class sector to adjust/maintain our outlook for that particular target asset class.

Financing Strategy

Subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exemption from registering under the 1940 Act, we may finance the acquisition of our target assets, to the extent available to us, through the following methods:

- sources of private and government sponsored financing, including long and short-term repurchase agreements, warehouse and bank credit facilities, and mortgage loans on equity interests in commercial real estate properties;
- loan sales, syndications, securitizations and/or collateralized loan obligation ("CLO") transactions; and
- public or private offerings of our equity and/or debt.

We may also utilize other sources of financing to the extent available to us.

Our Target Assets

We invest in target assets secured primarily by U.S., European or Australian collateral. We focus primarily on originating or opportunistically acquiring commercial mortgage whole loans, B-Notes, mezzanine loans, preferred equity and mortgage-backed securities ("MBS"). We may invest in performing and non-performing mortgage loans and other real estate-related loans and debt investments. We may acquire target assets through portfolio acquisitions or other types of acquisitions. Our Manager targets desirable markets where it has expertise in the real estate collateral underlying the assets being acquired. Our target assets include the following types of loans and other investments:

- *Whole mortgage loans:* loans secured by a first mortgage lien on a commercial property that provide mortgage financing to commercial property developers or owners generally having maturity dates ranging from three to ten years;
- *B-Notes:* typically a privately negotiated loan that is secured by a first mortgage on a single large commercial property or group of related properties and subordinated to an A-Note secured by the same first mortgage on the same property or group;
- *Mezzanine loans:* loans made to commercial property owners that are secured by pledges of the borrower's ownership interests in the property and/or the property owner, subordinate to whole mortgage loans secured by first or second mortgage liens on the property and senior to the borrower's equity in the property;
- *Construction or rehabilitation loans:* mortgage loans and mezzanine loans to finance the cost of construction or rehabilitation of a commercial property;
- *CMBS:* securities that are collateralized by commercial mortgage loans, including:
    - senior and subordinated investment grade CMBS,
    - below investment grade CMBS, and
    - unrated CMBS;
- *Corporate bank debt:* term loans and revolving credit facilities of commercial real estate operating or finance companies, each of which are generally secured by such companies' assets;
- *Equity:* equity interests in commercial real estate properties, including commercial properties purchased from CMBS trusts;
- *Corporate bonds:* debt securities issued by commercial real estate operating or finance companies that may or may not be secured by such companies' assets, including:
    - investment grade corporate bonds,
    - below investment grade corporate bonds, and
    - unrated corporate bonds;
- *Non-Agency RMBS:* securities collateralized by residential loans that are not guaranteed by any U.S. Government agency or federally chartered corporation;
- *Residential loans:* loans secured by a first mortgage lien on residential property;
- *Infrastructure loans:* senior secured project finance loans and senior secured project finance investment securities secured by power generation facilities and midstream, downstream and upstream oil and gas assets; and
- *Net leases:* commercial properties subject to net leases, which leases typically have longer terms than gross leases, require tenants to pay substantially all of the operating costs associated with the properties and often have contractually specified rent increases throughout their terms.

In addition, we may invest in the following real estate-related investments:

- *Agency RMBS:* RMBS for which a U.S. government agency or a federally chartered corporation guarantees payments of principal and interest on the securities.

Business Segments

We currently operate our business in four reportable segments: the Commercial and Residential Lending Segment, the Infrastructure Lending Segment, the Property Segment and the Investing and Servicing Segment. Refer to Note 24 to the consolidated financial statements included herein (the "Consolidated Financial Statements") for our results of operations and financial position by business segment.

Commercial and Residential Lending Segment

The following table sets forth the amount of each category of investments we owned across various property types within our Commercial and Residential Lending Segment as of December 31, 2023 and 2022 (dollars in thousands):

	Face Amount	Carrying Value		Asset Specific Financing	Net Investment	Unlevered Return on Asset (6)	
December 31, 2023							
First mortgages (1)	$ 14,996,627	$ 14,947,446		$ 10,223,439	$ 4,724,007	9.4 %	
Subordinated mortgages (2)	76,882	76,560		—	76,560	16.0 %	
Mezzanine loans (1)	274,899	273,146		—	273,146	14.0 %	
Other loans	71,843	71,012		—	71,012	12.5 %	
Loans held-for-sale, fair value option, residential	2,909,126	2,604,594		2,286,070	318,524	4.5 %	(5)
RMBS, available-for-sale	191,916	102,368		18,638	83,730	10.1 %	
RMBS, fair value option	326,274	449,909	(3)	147,428	302,481	19.6 %	
HTM debt securities (4)	592,542	590,274		133,142	457,132	10.1 %	
Credit loss allowance	N/A	(301,837)		—	(301,837)		
Equity security	9,226	8,340		—	8,340		
Investments in unconsolidated entities	N/A	19,151		—	19,151		
Properties, net	N/A	431,155		234,889	196,266		
	$ 19,449,335	$ 19,272,118		$ 13,043,606	$ 6,228,512		
December 31, 2022							
First mortgages (1)	$ 15,638,781	$ 15,552,875		$ 10,883,417	$ 4,669,458	8.2 %	
Subordinated mortgages (2)	72,118	71,100		—	71,100	14.6 %	
Mezzanine loans (1)	442,339	445,363		—	445,363	14.1 %	
Other loans	59,393	58,393		—	58,393	12.0 %	
Loans held-for-sale, fair value option, residential	3,092,915	2,763,458		2,155,078	608,380	4.5 %	(5)
RMBS, available-for-sale	202,818	113,386		74,798	38,588	11.0 %	
RMBS, fair value option	326,274	423,183	(3)	166,560	256,623	12.1 %	
CMBS, fair value option	102,900	97,218	(3)	49,798	47,420	8.4 %	
HTM debt securities (4)	603,497	607,438		133,143	474,295	9.4 %	
Credit loss allowance	N/A	(88,973)		—	(88,973)		
Equity security	11,057	9,840		—	9,840		
Investments in unconsolidated entities	N/A	25,326		—	25,326		
Properties, net	N/A	463,492		204,387	259,105		
	$ 20,552,092	$ 20,542,099		$ 13,667,181	$ 6,874,918		

(1) First mortgages include first mortgage loans and any contiguous mezzanine loan components because as a whole, the expected credit quality of these loans is more similar to that of a first mortgage loan. The application of this methodology resulted in mezzanine loans with carrying values of $1.0 billion and $1.3 billion being classified as first mortgages as of December 31, 2023 and 2022, respectively.

(2) Subordinated mortgages include B-Notes and junior participation in first mortgages where we do not own the senior A-Note or senior participation. If we own both the A-Note and B-Note, we categorize the loan as a first mortgage loan.

(3) Eliminated in consolidation against VIE liabilities pursuant to Accounting Standards Codification ("ASC") 810.

(4) CMBS held-to-maturity ("HTM") and mandatorily redeemable preferred equity interests in commercial real estate entities.

(5) Represents the weighted average coupon of residential mortgage loans.

(6) Calculated using applicable index rates for variable rate investments as of the respective period end and excludes loans for which interest income is not recognized. In addition to cash coupon, unlevered return includes the amortization of deferred origination and extension fees, loan origination costs, and purchase discounts, as well as the accrual of exit fees.

As of December 31, 2023 and 2022, our Commercial and Residential Lending Segment's investment portfolio, excluding residential loans, RMBS, properties and other investments, had the following characteristics based on carrying values:

Collateral Property Type	December 31, 2023	December 31, 2022
Multifamily	37.1 %	33.3 %
Office	22.4 %	23.1 %
Hotel	14.3 %	16.5 %
Industrial	8.0 %	6.0 %
Mixed Use	7.2 %	9.7 %
Residential	1.7 %	1.8 %
Retail	1.4 %	1.6 %
Other	7.9 %	8.0 %
	100.0 %	100.0 %

Geographic Location	December 31, 2023	December 31, 2022
U.S. Regions:		
North East	16.4 %	16.0 %
South East	16.3 %	16.7 %
South West	15.2 %	15.6 %
Mid Atlantic	9.7 %	9.3 %
West	8.9 %	10.3 %
Midwest	2.4 %	2.7 %
International:		
United Kingdom	12.9 %	13.8 %
Other Europe	8.1 %	6.4 %
Australia	8.2 %	7.4 %
Bahamas/Bermuda	1.9 %	1.8 %
	100.0 %	100.0 %

Our primary focus has been to build a portfolio of commercial mortgage and mezzanine loans with attractive risk-adjusted returns by focusing on the underlying real estate fundamentals and credit analysis of the borrowers. We continually monitor borrower performance and complete a detailed, loan-by-loan formal credit review on a quarterly basis. The results of this review are incorporated into our quarterly assessment of credit loss allowances.

As of December 31, 2023, commercial loans held-for-investment and HTM securities had a weighted-average expected maturity of 2.8 years, calculated assuming all extension options are exercised by the borrower, although our loans may be repaid prior to such date.

Infrastructure Lending Segment

The following table sets forth the amount of each category of investments we owned within our Infrastructure Lending Segment as of December 31, 2023 and 2022 (dollars in thousands):

	Face Amount	Carrying Value	Asset Specific Financing	Net Investment	Unlevered Return on Asset (1)
December 31, 2023					
First priority infrastructure loans and HTM securities	$ 2,589,481	$ 2,535,047	$ 1,905,319	$ 629,728	10.0 %
Credit loss allowance	N/A	(20,345)	—	(20,345)	
Investments in unconsolidated entities	N/A	52,691	—	52,691	
	$ 2,589,481	$ 2,567,393	$ 1,905,319	$ 662,074	
December 31, 2022					
First priority infrastructure loans and HTM securities	$ 2,474,994	$ 2,432,758	$ 1,856,692	$ 576,066	9.1 %
Credit loss allowance	N/A	(13,622)	—	(13,622)	
Investments in unconsolidated entities	N/A	47,078	—	47,078	
	$ 2,474,994	$ 2,466,214	$ 1,856,692	$ 609,522	

(1) Calculated using applicable index rates for variable rate investments as of the respective period end and excludes loans for which interest income is not recognized. In addition to cash coupon, unlevered return includes the amortization of deferred purchase discounts.

As of December 31, 2023 and 2022, our Infrastructure Lending Segment's investment portfolio had the following characteristics based on carrying values:

Collateral Type	December 31, 2023	December 31, 2022
Power	55.1 %	61.2 %
Oil & gas - midstream	35.0 %	30.8 %
Oil & gas - downstream	7.0 %	6.7 %
Oil & gas - upstream	1.0 %	— %
Other	1.9 %	1.3 %
	100.0 %	100.0 %

Geographic Location	December 31, 2023	December 31, 2022
U.S. Regions:		
North East	32.5 %	39.0 %
South West	27.6 %	21.9 %
Midwest	19.4 %	21.9 %
South East	10.1 %	7.4 %
West	4.3 %	4.6 %
Mid-Atlantic	1.7 %	1.8 %
Other	2.0 %	2.1 %
International:		
United Kingdom	2.0 %	0.8 %
Mexico	0.4 %	0.5 %
	100.0 %	100.0 %

As of December 31, 2023, the Infrastructure Lending Segment's first priority infrastructure loans and HTM securities had a weighted-average contractual maturity of 3.9 years.

Property Segment

The following table sets forth the amount of each category of investments held within our Property Segment as of December 31, 2023 and 2022 (amounts in thousands):

	December 31, 2023	December 31, 2022
Properties, net	$ 555,455	$ 864,778
Properties held-for-sale, net	290,937	—
Lease intangibles, net	24,560	28,470
Woodstar Fund	2,012,833	1,761,002
	$ 2,883,785	$ 2,654,250

The following table sets forth our net investment and other information regarding the Property Segment's properties and lease intangibles as of December 31, 2023 (dollars in thousands):

	Carrying Value	Asset Specific Financing	Net Investment	Occupancy Rate	Weighted Average Remaining Lease Term
Office—Medical Office Portfolio	$ 778,195	$ 598,350	$ 179,845	88.3 %	5.5 years
Retail—Master Lease Portfolio (held-for-sale)	343,790	193,691	150,099	100.0 %	18.3 years
Subtotal—undepreciated carrying value	1,121,985	792,041	329,944		
Accumulated depreciation and amortization	(251,033)	—	(251,033)		
Net carrying value	$ 870,952	$ 792,041	$ 78,911		

See Notes 7 and 8 to the Consolidated Financial Statements for a description of the above-referenced Property Segment Portfolios and Woodstar Fund.

As of December 31, 2023 and 2022, our Property Segment's investment portfolio had the following geographic characteristics based on carrying values:

Geographic Location	December 31, 2023	December 31, 2022
South East	82.8 %	81.2 %
South West	4.7 %	5.2 %
Midwest	4.7 %	5.0 %
North East	4.2 %	4.7 %
West	3.6 %	3.9 %
	100.0 %	100.0 %

Refer to Schedule III included in Item 8 of this Form 10-K for a detailed listing of the properties held by the Company, including their respective geographic locations.

Investing and Servicing Segment

The following table sets forth the amount of each category of investments we owned within our Investing and Servicing Segment as of December 31, 2023 and 2022 (amounts in thousands):

	Face Amount	Carrying Value		Asset Specific Financing		Net Investment
December 31, 2023						
CMBS, fair value option	$ 2,729,194	$ 1,147,550	(1)	$ 401,059	(2)	$ 746,491
Intangible assets - servicing rights	N/A	57,249	(3)	—		57,249
Lease intangibles, net	N/A	6,155		—		6,155
Loans held-for-sale, fair value option, commercial	45,400	41,043		26,014		15,029
Loans held-for-investment	9,200	9,200		—		9,200
Investments in unconsolidated entities	N/A	33,134	(4)	—		33,134
Properties, net	N/A	59,774		68,784		(9,010)
	$ 2,783,794	$ 1,354,105		$ 495,857		$ 858,248
December 31, 2022						
CMBS, fair value option	$ 2,753,810	$ 1,165,628	(1)	$ 405,665	(2)	$ 759,963
Intangible assets - servicing rights	N/A	56,848	(3)	—		56,848
Lease intangibles, net	N/A	8,791		—		8,791
Loans held-for-sale, fair value option, commercial	23,900	21,136		7,519		13,617
Loans held-for-investment	9,577	9,577		—		9,577
Investments in unconsolidated entities	N/A	33,030	(4)	—		33,030
Properties, net	N/A	121,716		130,072		(8,356)
	$ 2,787,287	$ 1,416,726		$ 543,256		$ 873,470

(1) Includes $1.13 billion and $1.15 billion of CMBS eliminated in consolidation against VIE liabilities pursuant to ASC 810 as of December 31, 2023 and 2022, respectively. Also includes $177.3 million and $198.9 million of non-controlling interests in the consolidated entities which hold certain of these CMBS as of December 31, 2023 and 2022, respectively.

(2) Includes $33.0 million and $42.8 million of non-controlling interests in the consolidated entities which hold certain debt balances as of December 31, 2023 and 2022, respectively.

(3) Includes $37.9 million and $39.1 million of servicing rights intangibles eliminated in consolidation against VIE assets pursuant to ASC 810 as of December 31, 2023 and 2022, respectively.

(4) Includes $14.6 million and $13.5 million of investments in unconsolidated entities eliminated in consolidation against VIE assets pursuant to ASC 810 as of December 31, 2023 and 2022, respectively.

As of December 31, 2023, the Investing and Servicing Segment's CMBS had a weighted-average expected maturity of 5.6 years.

Our Investing and Servicing Segment Property Portfolio (the “REIS Equity Portfolio”), as described in Note 7 to the Consolidated Financial Statements, had the following characteristics based on carrying values as of December 31, 2023 and 2022, respectively:

Property Type	December 31, 2023	December 31, 2022
Office	46.1 %	29.6 %
Retail	29.7 %	49.3 %
Mixed Use	20.0 %	11.7 %
Hotel	4.2 %	2.6 %
Multifamily	— %	6.8 %
	100.0 %	100.0 %

Geographic Location	December 31, 2023	December 31, 2022
West	35.3 %	22.0 %
North East	30.8 %	28.8 %
Midwest	19.9 %	12.2 %
South West	14.0 %	8.3 %
Mid Atlantic	— %	21.9 %
South East	— %	6.8 %
	100.0 %	100.0 %

Regulation

We have elected, and are organized and conduct our operations, to qualify as a REIT under the Code, as further described below. As such, we will generally not be subject to U.S. federal corporate income tax on the portion of our net income that is distributed to stockholders if we distribute at least 90% of our taxable income to our stockholders by prescribed dates and comply with various other requirements imposed by the Code. We also conduct our business so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act. So long as we qualify for an exemption from registration under the 1940 Act, we are not subject to leverage and other restrictions imposed on registered investment companies.

Our operations in the U.S., Europe and Australia are subject, in certain instances, to supervision and regulation by U.S. and other governmental authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things: (1) regulate credit granting activities; (2) establish maximum interest rates, finance charges and other charges; (3) require disclosures to customers; (4) govern secured transactions; (5) set collection, foreclosure, repossession and claims handling procedures and other trade practices; and (6) regulate affordable housing rental activities. We are required to comply with certain provisions of, among other statutes and regulations, the Dodd-Frank Act, the Gramm-Leach-Bliley Act, the Equal Credit Opportunity Act that are applicable to commercial loans, the Fair Housing Act and U.S. federal and state securities laws and regulations. In addition, we have a subsidiary that is registered with the SEC as an investment adviser and, as a result, we are subject to the anti-fraud provisions of the Investment Advisers Act and to fiduciary duties derived from these provisions that apply to our relationships with that subsidiary’s clients. Although many states do not regulate commercial finance, certain states impose limitations on interest rates and other charges and on certain collection practices and creditor remedies, and require licensing of lenders, financiers and servicers and adequate disclosure of certain contract terms. Further, the assets underlying our infrastructure loans are subject to state and federal laws and regulations applicable to the electric power and oil and gas industries, which laws and regulations govern, among other things, the siting and construction, operation, environmental impacts and revenue streams of such assets.

In our judgment, existing statutes and regulations have not had a material adverse effect on our business. In recent years, legislators in the U.S. and other countries have said that greater regulation of financial institutions is needed, particularly in areas such as risk management, leverage and disclosure. While we expect that additional new regulations in these areas will be adopted and existing ones may change in the future, it is not possible at this time to forecast the exact nature of any future legislation, regulations, judicial decisions, orders or interpretations, nor their impact upon our future business, financial condition or results of operations or prospects. See Item 1A—"Risk Factors" for additional information regarding government regulation.

Competition

We are engaged in a competitive business. In our investment activities, we compete for opportunities with numerous public and private investment vehicles, including financial institutions, specialty finance companies, mortgage banks, pension funds, opportunity funds, hedge funds, insurance companies, REITs and other institutional investors, as well as individuals. Many competitors are significantly larger than we are, have well established operating histories and may have greater access to capital, more resources and other advantages over us. These competitors may be willing to accept lower returns on their investments or to compromise underwriting standards and, as a result, our origination volume and profit margins could be adversely affected.

Our Manager

We are externally managed and advised by our Manager and benefit from the personnel, relationships and experience of our Manager's executive team and other personnel of Starwood Capital Group. Pursuant to the terms of a management agreement between our Manager and us, our Manager provides us with our management team and appropriate support personnel. Pursuant to an investment advisory agreement between our Manager and Starwood Capital Group Management, LLC, our Manager has access to the personnel and resources of Starwood Capital Group necessary for the implementation and execution of our business strategy.

Our Manager is an affiliate of Starwood Capital Group, a privately-held private equity firm founded and controlled by Mr. Sternlicht. Starwood Capital Group has invested in all major real estate asset classes, directly and indirectly, through operating companies, portfolios of properties and single assets. Starwood Capital Group invests at different levels of the capital structure, including equity, preferred equity, mezzanine debt and senior debt, depending on the asset risk profile and return expectation.

Our Manager draws upon the experience and expertise of Starwood Capital Group's team of professionals and support personnel operating in 16 cities across seven countries. Our Manager also benefits from Starwood Capital Group's dedicated asset management group operating in offices located in the U.S. and abroad. We also benefit from Starwood Capital Group's portfolio management, finance and administration functions, which address legal, compliance, investor relations and operational matters, asset valuation, risk management and information technologies in connection with the performance of our Manager's duties.

Human Capital Resources

As of December 31, 2023, the Company had 293 full-time employees, the majority of which are real estate professionals located throughout the U.S. The Company strives to be an employer of choice, and is therefore highly focused on creating and maintaining best in class recruitment, retention and compensation programs and a culture designed to encourage performance, integrity and well-being. The Company believes that its competitive compensation, outstanding benefits, training opportunities and stimulating work environment help attract and retain people with exceptional financial and real estate skills.

Taxation of the Company

We have elected to be taxed as a REIT under the Code for federal income tax purposes. We generally must distribute annually at least 90% of our taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to our earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. Our qualification as a REIT also depends on our ability to meet various other requirements imposed by the Code, which relate to organizational structure, diversity of stock ownership and certain restrictions with regard to owned assets and categories of income. If we qualify for taxation as a REIT, we will generally not be subject to U.S. federal corporate income tax on our taxable income that is currently distributed to stockholders.

Even if we qualify as a REIT, we may be subject to certain federal excise taxes and state and local taxes on our income and property. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and will not be able to qualify as a REIT for four subsequent taxable years.

We utilize taxable REIT subsidiaries ("TRSs") to conduct certain activities that would generate non-qualifying income or income subject to the prohibited transaction tax if earned directly by the REIT, and to hold certain assets that would represent non-qualifying assets if held directly by the REIT. In most cases, income associated with a TRS is fully taxable because a TRS is classified as a regular corporation for income tax purposes.

See Item 1A—"Risk Factors—Risks Related to Our Taxation as a REIT" for additional tax status information.

Leverage Policies

Refer to Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations—Leverage Policies."

Available Information

Our website address is www.starwoodpropertytrust.com. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports and other filings as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (the "SEC"), and also make available on our website the charters for the Audit, Compensation and Nominating and Corporate Governance Committees of our board of directors and our Code of Business Conduct and Ethics and Code of Ethics for Principal Executive Officer and Senior Financial Officers, as well as our corporate governance guidelines. Copies in print of these documents are available upon request to our Corporate Secretary at the address indicated on the cover of this report. The information on our website is not a part of, nor is it incorporated by reference into, this Form 10-K. Any material we file with or furnish to the SEC is also maintained on the SEC's website (http://www.sec.gov).

We intend to post on our website any amendment to, or waiver of, a provision of our Code of Business Conduct and Ethics or Code of Ethics for Principal Executive Officer and Senior Financial Officers that applies to our Chief Executive Officer, Chief Financial Officer or persons performing similar functions and that relates to any element of the code of ethics definition set forth in Item 406 of Regulation S-K of the Securities Act of 1933, as amended.

To communicate with our board of directors electronically, we have established an e-mail address, BoardofDirectors@stwdreit.com, to which stockholders may send correspondence to our board of directors or any such individual directors or group or committee of directors.

Item 1A. Risk Factors

Risks Related to Our Relationship with Our Manager

We are dependent on Starwood Capital Group, including our Manager and their key personnel, who provide services to us through the management agreement, and we may not find a suitable replacement for our Manager and Starwood Capital Group if the management agreement is terminated, or for these key personnel if they leave Starwood Capital Group or otherwise become unavailable to us.

Our Manager has significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success depends to a material extent upon the efforts, experience, diligence, skill and network of business contacts of the officers and key personnel of our Manager. The officers and key personnel of our Manager evaluate, negotiate, close and monitor a substantial portion of our investments; therefore, our success depends on their continued service. The departure of any of the officers or key personnel of our Manager could have a material adverse effect on our performance.

We offer no assurance that our Manager will remain our investment manager or that we will continue to have access to our Manager's officers and key personnel. The terms of our management agreement with our Manager and the investment advisory agreement between our Manager and Starwood Capital Group Management, LLC are automatically renewed on an annual basis; provided, however, that our Manager may terminate the management agreement annually upon 180 days prior notice. If the management agreement and the investment advisory agreement are terminated and no suitable replacement is found to manage us, we may not be able to continue to execute our business plan.

There are various conflicts of interest in our relationship with Starwood Capital Group, including our Manager, which could result in decisions that are not in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationship with Starwood Capital Group, including our Manager. Specifically, Mr. Sternlicht, our Chairman and Chief Executive Officer, Jeffrey G. Dishner, one of our other directors, and certain of our executive officers are executives of Starwood Capital Group.

Our Manager and executive officers may have conflicts between their duties to us and their duties to, and interests in, Starwood Capital Group and its other investment funds. From time to time, one or more private investment funds sponsored by Starwood Capital Group (collectively, "Starwood Private Real Estate Funds") may be subject to exclusivity provisions that require all or a portion of investment opportunities related to real estate to be allocated to such Starwood Private Real Estate Funds rather than to us. Subject to the provisions of the co-investment and allocation agreement as described in the next paragraph, there can be no assurance that future Starwood Private Real Estate Funds would not be subject to such exclusivity requirements and, as a result, they may acquire investment opportunities that would not be available to us. Our independent directors do not approve each co-investment made by the Starwood Private Real Estate Funds and us unless the amount of capital we invest in the proposed co-investment otherwise requires the review and approval of our independent directors pursuant to our investment guidelines. Pursuant to the exclusivity provisions of the Starwood Private Real Estate Funds, our investment strategy may not include either (i) equity interests in real estate or (ii) "near-to-medium-term loan to own" investments, in each case (of both (i) and (ii)) if such investments are expected, at the time such investment is made, to produce an internal rate of return ("IRR") within the target return threshold specified in the governing documents of one or more Starwood Private Real Estate Funds. Therefore, our board of directors does not have the flexibility to expand our investment strategy to include equity interests in real estate or "near-term loan to own" investments with such an IRR expectation.

Our Manager, Starwood Capital Group and their respective affiliates may sponsor or manage one or more publicly traded investment vehicles, public reporting vehicles or funds that invest generally in real estate assets but not primarily in our "target assets" (as defined in our co-investment and allocation agreement) or one or more publicly traded investment vehicles, public reporting vehicles, or funds that do invest in some of our target assets (a "potential competing vehicle"). Our Manager and Starwood Capital Group have also agreed in our co-investment and allocation agreement that for so long as the management agreement is in effect and our Manager and Starwood Capital Group are under common control, no entity controlled by Starwood Capital Group will sponsor or manage a potential competing vehicle unless Starwood Capital Group adopts a policy that either (i) provides for the fair and equitable allocation of investment opportunities in our "target assets" (as defined in our co-investment and allocation agreement) among all such vehicles and us or (ii) provides us the right to co-invest with respect to any "target assets" (as defined in our co-investment and allocation agreement) with such vehicles, in each case subject to the suitability of each investment opportunity for the particular vehicle and us and each such vehicle's and our availability of cash for investment. To the extent that there is overlap between our investment program and that of a Starwood Private Real Estate Fund, a fair and equitable allocation policy may involve a co-investment between us and such Starwood Private Real Estate Fund or a chronological rotation between us and such Starwood Private Real Estate Fund. Although Starwood Capital Group has adopted such an investment allocation policy, Starwood Capital Group has some discretion as to how investment opportunities are allocated. As a result, we may either not be presented with the opportunity to participate in these investments or may be limited in our ability to invest.

Our board of directors has adopted a policy with respect to any proposed investments by our directors or officers or the officers of our Manager, which we refer to as the covered persons, in any of our target asset classes. This policy provides that any proposed investment by a covered person for his or her own account in any of our target asset classes will be permitted if the capital required for the investment does not exceed the personal investment limit. To the extent that a proposed investment exceeds the personal investment limit, we expect that our board of directors will only permit the covered person to make the investment (i) upon the approval of the disinterested directors or (ii) if the proposed investment otherwise complies with terms of any other related party transaction policy our board of directors has adopted. Subject to compliance with all applicable laws, these individuals may make investments for their own account in our target assets which may present certain conflicts of interest not addressed by our current policies.

We pay our Manager substantial base management fees regardless of the performance of our portfolio. Our Manager's entitlement to a base management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to make distributions to our stockholders and the market price of our common stock.

Excluding our operating subsidiaries, we do not have any employees except for Rina Paniry, our Chief Financial Officer, Treasurer and Chief Accounting Officer, whom Starwood Capital Group has seconded to us exclusively. Ms. Paniry is also an employee of other entities affiliated with our Manager and, as a result, is subject to potential conflicts of interest in service as our employee and as an employee of such entities.

The management agreement with our Manager was not negotiated on an arm's-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party and may be costly and difficult to terminate.

Certain of our executive officers and two of our directors are executives of Starwood Capital Group. Our management agreement with our Manager was negotiated between related parties and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

Termination of the management agreement with our Manager without cause is difficult and costly. Our independent directors will review our Manager's performance and the management fees annually and the management agreement may be terminated annually upon the affirmative vote of at least two-thirds of our independent directors based upon: (i) our Manager's unsatisfactory performance that is materially detrimental to us or (ii) a determination that the management fees payable to our Manager are not fair, subject to our Manager's right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. Our Manager will be provided 180 days prior notice of any such a termination. Additionally, upon such a termination, the management agreement provides that we will pay our Manager a termination fee equal to three times the sum of the average annual base management fee and incentive fee received by our Manager during the prior 24-month period before such termination, calculated as of the end of the most recently completed fiscal quarter. These provisions may increase the cost to us of terminating the management agreement and adversely affect our ability to terminate our Manager without cause.

Our Manager may terminate the management agreement annually upon 180 days prior notice. If the management agreement is terminated and no suitable replacement is found to manage us, we may not be able to continue to execute our business plan.

Pursuant to the management agreement, our Manager does not assume any responsibility other than to render the services called for thereunder and is not responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us. Under the terms of the management agreement, our Manager, its officers, members, personnel, any person controlling or controlled by our Manager and any person providing sub-advisory services to our Manager (the "indemnified parties") will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary's stockholders or partners for acts or omissions performed in accordance with and pursuant to the management agreement, except because of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of their duties under the management agreement. In addition, we have agreed to indemnify the indemnified parties with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of our Manager not constituting bad faith, willful misconduct, gross negligence or reckless disregard of duties, performed in good faith in accordance with and pursuant to the management agreement.

The incentive fee payable to our Manager under the management agreement is payable quarterly and is based on our Distributable Earnings and, therefore, may cause our Manager to select investments in more risky assets to increase its incentive compensation.

Our Manager is entitled to receive incentive compensation based upon our achievement of targeted levels of Distributable Earnings (which is referred to as "Core Earnings" in our management agreement). In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on Distributable Earnings may lead our Manager to place undue emphasis on the maximization of Distributable Earnings at the expense of other criteria, such as preservation of capital, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our investment portfolio.

Distributable Earnings is not a measure calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP") and is defined within Item 7 – Non-GAAP Financial Measures in this Form 10-K.

Our conflicts of interest policy may not adequately address all of the conflicts of interest that may arise with respect to our investment activities and also may limit the allocation of investments to us.

In order to avoid any actual or perceived conflicts of interest with our Manager, Starwood Capital Group, any of their affiliates or any investment vehicle sponsored or managed by Starwood Capital Group or any of its affiliates, which we refer to as the Starwood parties, we have adopted a conflicts of interest policy to specifically address some of the conflicts relating to our investment opportunities. Although under this policy the approval of a majority of our independent directors is required to approve (i) any purchase of our assets by any of the Starwood parties and (ii) any purchase by us of any assets of any of the Starwood parties, this policy may not be adequate to address all of the conflicts that may arise or may not address such conflicts in a manner that results in the allocation of a particular investment opportunity to us or is otherwise favorable to us. In addition, the Starwood Private Real Estate Funds currently, and additional competing vehicles may in the future, participate in some of our investments, possibly at a more senior level in the capital structure of the underlying borrower and related real estate than our investment. Our interests in such investments may also conflict with the interests of these entities in the event of a default or restructuring of the investment. Participating investments will not be the result of arm's length negotiations and will involve potential conflicts between our interests and those of the other participating entities in obtaining favorable terms. Since certain of our executives are also executives of Starwood Capital Group, the same personnel may determine the price and terms for the investments for both us and these entities and any procedural protections, such as obtaining market prices or other reliable indicators of fair value, may not prevent the consideration we pay for these investments from exceeding their fair value or ensure that we receive terms for a particular investment opportunity that are as favorable as those available from an independent third party.

Risks Related to Our Company

We are subject to risk associated with pandemics, epidemics or other public health crises, including the COVID-19 pandemic, which may have a material adverse effect on our business. The nature and extent of future impacts are highly uncertain and unpredictable.

We are subject to risks associated with pandemics, epidemics or other public health crises, including the COVID-19 pandemic. While many countries around the world have removed the restrictions taken in response to the COVID-19 pandemic and the negative impacts of COVID-19 have significantly improved, the emergence of new variants of COVID-19 or another pandemic, epidemic or other public health crisis may result in new preventive measures taken by governmental authorities or others to alleviate the crisis, such as mandatory business closures, quarantines and restrictions on travel. Any such measures could adversely impact the economy globally or locally, including by leading to further economic slowdowns and additional volatility and disruption of financial markets. While COVID-19 case volumes have significantly decreased in the U.S. and other countries, the global outlook remains uncertain as case counts fluctuate and vaccination and booster rates remain relatively low in certain parts of the world. Our operations and financial performance, as well as the operations and financial performance of many of the borrowers underlying our real estate-related assets and tenants of our owned properties, could be materially and adversely impacted as the result of the future emergence of new variants of COVID-19, or another pandemic, epidemic or other public health crisis, and any related shutdowns or other significant business disruptions.

The scope and duration of any future pandemic, epidemic or other public health crisis, the pace at which government and other restrictions are imposed and lifted, the scope of additional actions taken to mitigate the spread of disease, global vaccination and booster rates, the speed and extent to which global or local markets recover from any such disruptions caused by such a public health crisis, and the impact of these factors on our business, financial condition, results of operations, liquidity, the market price of our common stock and our ability to make distributions to our stockholders would depend on future developments that would be highly uncertain and unpredictable.

To the extent any future pandemic, epidemic or other public health crisis, including the potential emergence of new variants of the COVID-19 virus, adversely affects economic conditions and our operations, it may also have the effect of heightening many of the other risks described in this Item 1A.

Provisions for credit losses are difficult to estimate.

Our credit loss provision is evaluated on a quarterly basis. The determination of such provision requires us to make certain estimates and judgments, which may be difficult to determine. Our estimates and judgments are based on a number of factors, including projected cash flow from the collateral securing our loans, debt structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, potential for refinancing and expected market discount rates for varying property types, all of which remain uncertain and are subjective. Our estimates and judgments may not be correct and, therefore, our results of operations and financial condition could be severely impacted.

Accounting Standards Update 2016-13, "Financial Instruments—Credit Losses, Measurement of Credit Losses on Financial Instruments (Topic 326)," which replaced the "incurred loss" model for recognizing credit losses with an "expected loss" model referred to as the Current Expected Credit Loss model ("CECL") became effective for us on January 1, 2020. Under the CECL model, we are required to provide allowances for credit losses on certain financial assets carried at amortized cost, such as loans held-for-investment and held-to-maturity debt securities, including related future funding commitments and accrued interest receivable. The measurement of expected credit losses is based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement takes place at the time the financial asset is first added to the balance sheet and updated quarterly thereafter. This differs significantly from the "incurred loss" model previously required under GAAP, which delayed recognition until it was probable a loss had been incurred. Accordingly, the adoption of the CECL model has materially affected, and will continue to materially affect, how we determine our credit loss provision and required us, and could continue to require us, to significantly increase our allowance and recognize provisions for credit losses earlier in the lending cycle. Moreover, the CECL model creates more volatility in the level of our credit loss provisions. If we are required to materially increase our future level of credit loss allowances for any reason, such increase could adversely affect our business, results of operations, liquidity and financial condition.

We have not established a minimum distribution payment level and we may not be able to make distributions to our stockholders in the future at current levels or at all.

We are generally required to distribute to our stockholders at least 90% of our taxable income each year for us to qualify as a REIT under the Code, which requirement we currently intend to satisfy through quarterly distributions of all or substantially all of our REIT taxable income in such year, subject to certain adjustments. We have not established a minimum distribution payment level, and our ability to pay distributions may be adversely affected by a number of factors, including the risk factors contained in this Form 10-K. Although we have made, and anticipate continuing to make, quarterly distributions to our stockholders, our board of directors has the sole discretion to determine the timing, form and amount of any future distributions to our stockholders, and such determination will depend on our earnings, our financial condition, debt covenants, maintenance of our REIT qualification and other factors as our board of directors may deem relevant from time to time. We believe that a change in any one of the following factors could adversely affect our results of operations and impair our ability to continue to pay distributions to our stockholders:

- the profitability of the investment of the net proceeds from our equity offerings;
- our ability to make profitable investments;
- margin calls or other expenses that reduce our cash flow;
- defaults in our asset portfolio or decreases in the value of our portfolio; and
- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

As a result, distributions to our stockholders in the future may not continue or the level of any future distributions we do make to our stockholders may not achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect our stockholders' return on investment.

In addition, distributions that we make to our stockholders are generally taxable to our stockholders as ordinary income. However, a portion of our distributions may be designated by us as long-term capital gains to the extent that they are attributable to capital gain income recognized by us or may constitute a return of capital to the extent that they exceed our earnings and profits as determined for tax purposes. A return of capital is not taxable, but has the effect of reducing the basis of a stockholder's investment in our common stock.

Risks Related to Sources of Financing

Our access to sources of financing may be limited and thus our ability to maximize our returns may be adversely affected.

Our financing sources currently include our credit agreements, our master repurchase agreements, our CLOs, our single asset securitization ("SASB"), our convertible senior notes, our senior notes, our mortgage debt on certain investment properties and common stock and debt offerings. Subject to market conditions and availability, we may seek additional sources of financing in the form of bank credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities, structured financing arrangements, public and private equity and debt issuances and derivative instruments, in addition to transaction or asset-specific funding arrangements.

Our access to additional sources of financing will depend upon a number of factors, over which we have little or no control, including:

- general market conditions;
- the market's view of the quality of our assets;
- the market's perception of our growth potential;
- our current and potential future earnings and cash distributions; and
- the market price of the shares of our common stock.

A dislocation and/or weakness in the capital and credit markets could adversely affect one or more private lenders and could cause one or more of our private lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, if regulatory capital requirements imposed on our private lenders change, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price.

To the extent structured financing arrangements are unavailable, we may have to rely more heavily on additional equity issuances, which may be dilutive to our stockholders, or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities, cash distributions to our stockholders and other purposes. We cannot assure you that we will have access to such equity or debt capital on favorable terms (including, without limitation, cost and term) at the desired times, or at all, which may cause us to curtail our asset acquisition activities and/or dispose of assets, which could negatively affect our results of operations.

Our significant indebtedness subjects us to increased risk of loss and may reduce cash available for distributions to our stockholders.

We currently have a significant amount of indebtedness outstanding. As of December 31, 2023, our total consolidated indebtedness was approximately $19.7 billion (excluding accounts payable, accrued expenses, other liabilities, VIE liabilities and unfunded commitments). Our outstanding indebtedness currently includes our credit agreements, our repurchase agreements, our CLOs, our SASB, our convertible senior notes, our senior notes and mortgage debt on certain investment properties. Subject to market conditions and availability, we may incur additional debt through bank credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities, structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction or asset-specific funding arrangements. The percentage of leverage we employ varies depending on our available capital, our ability to obtain and access financing arrangements with lenders and the lenders' and rating agencies' estimate of the stability of our investment portfolio's cash flow. Our governing documents contain no limitation on the amount of debt we may incur. We may significantly increase the amount of leverage we utilize at any time without approval of our board of directors. However, our secured debt agreements contain customary affirmative and negative covenants, including financial covenants, that in some cases restrict our total leverage (as defined therein). Moreover, the respective indentures governing our senior notes contain covenants that, subject to a number of exceptions and adjustments, among other things, limit our ability to incur additional indebtedness and require that we maintain total unencumbered assets (as defined therein) of not less than 120% of the aggregate principal amount of our outstanding unsecured indebtedness (as defined therein). In addition, we may leverage individual assets at substantially higher levels. Incurring substantial debt subjects us to many risks that, if realized, would materially and adversely affect us, including the risk that:

- our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt or we may fail to comply with all of the other covenants contained in the debt, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements and/or (iii) the loss of some or all of our assets to foreclosure or sale;
- our debt may increase our vulnerability to adverse economic and industry conditions, and investment yields may not increase with higher financing costs;
- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes; and

- we may not be able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all.

In addition, subject to certain conditions, the lenders under our credit facilities retain the sole discretion over the market value of loans and/or securities that serve as collateral for the borrowings under our credit facilities for purposes of determining whether we are required to pay margin to such lenders.

Interest rate fluctuations could significantly decrease our results of operations and cash flows and the market value of our investments. Macroeconomic trends, including inflation and rising interest rates, may adversely affect us.

Our primary interest rate exposures relate to the following:

- changes in interest rates may affect the yield on our investments and the financing cost of our debt, as well as the performance of our interest rate swaps that we utilize for hedging purposes, which could result in operating losses for us should interest expense exceed interest income;
- declines in interest rates may reduce the yield on existing floating rate assets and/or the yield on prospective investments;
- changes in the level of interest rates may affect our ability to source investments;
- increases in the level of interest rates may negatively impact the value of our investments and our ability to realize gains from the disposition of assets;
- increases in the level of interest rates may (x) increase the credit risk of our assets by negatively impacting the ability of our borrowers to pay debt service or our ability to refinance our assets upon maturity and (y) negatively impact the value of the real estate supporting our investments (or that we own directly) through the impact such increases can have on property valuation capitalization rates; and
- changes in interest rates and/or the differential between U.S. dollar interest rates and those of non-dollar currencies in which we invest can adversely affect the value of our non-dollar assets and/or associated currency hedging transactions.

Our operating results depend in large part on differences between the income from our assets, net of credit losses, and our financing costs. We anticipate that for any period during which our assets are not match-funded, the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates may significantly influence our net income. Interest rate fluctuations resulting in our interest expense exceeding interest income would result in operating losses for us.

Both U.S. and international markets have recently experienced significant inflationary pressures, and inflation rates in the U.S. may continue at elevated levels for the near-term. In addition, the Federal Reserve has raised, and may continue to raise, interest rates in an effort to curb inflation. These increases in interest rates and inflation have led, and may continue to lead, to economic volatility, increased borrowing costs, price increases and risks of recession in the U.S., globally, or both. Increased inflation and interest rates could have an adverse impact on us, as described above in this risk factor. In addition, we cannot assure you that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. Such future constraints could increase borrowing costs, which would make it more difficult or expensive to obtain additional financing or to refinance existing obligations and commitments, which could slow or deter future growth.

Our warehouse facilities may limit our ability to acquire assets, and we may incur losses if the collateral is liquidated.

We utilize warehouse facilities pursuant to which we accumulate mortgage loans in anticipation of a securitization financing, which assets are pledged as collateral for such facilities until the securitization transaction is consummated. In order to borrow funds to acquire assets under any additional warehouse facilities, we expect that our lenders thereunder would have the right to review the potential assets for which we are seeking financing. We may be unable to obtain the consent of a lender to acquire assets that we believe would be beneficial to us and we may be unable to obtain alternate financing for such assets. In addition, a securitization transaction may not be consummated with respect to the assets being warehoused. If the securitization is not consummated, the lender could liquidate the warehoused collateral and we would then have to pay any amount by which the original purchase price of the collateral assets exceeds its sale price, subject to negotiated caps, if any, on our exposure. In addition, regardless of whether the securitization is consummated, if any of the warehoused collateral is sold before the consummation, we would have to bear any resulting loss on the sale. We may not be able to obtain additional warehouse facilities on favorable terms, or at all.

The utilization of our repurchase agreements is subject to the pre-approval of the lender.

We utilize repurchase agreements to finance certain investments. In order for us to borrow funds under a repurchase agreement, our lender must have the right to review the potential assets for which we are seeking financing and approve such assets in its sole discretion. Accordingly, we may be unable to obtain the consent of a lender to finance an investment and alternate sources of financing for such asset may not exist.

A failure to comply with restrictive covenants in our financing arrangements would have a material adverse effect on us, and any future financings may require us to provide additional collateral or pay down debt.

We are subject to various restrictive covenants contained in our existing financing arrangements and may become subject to additional covenants in connection with future financings. Our credit agreements contain covenants that restrict our ability to incur additional debt or liens, make certain investments or acquisitions, merge, consolidate or transfer or dispose of substantially all of our assets or otherwise dispose of property and assets, pay dividends and make certain other restricted payments, change the nature of our business or enter into transactions with affiliates. Our credit agreements, as well as our master repurchase agreements, each requires us to maintain compliance with various financial covenants, including, as applicable, a minimum tangible net worth and cash liquidity, and specified financial ratios, such as total debt to total assets and EBITDA to fixed charges or loan-to-value ratios. In addition, the respective indentures governing our respective senior notes contain covenants that, subject to a number of exceptions, adjustments and, in certain circumstances, termination provisions, among other things: limit our ability to incur additional indebtedness; require that we maintain total unencumbered assets (as defined therein) of not less than 120% of the aggregate principal amount of our outstanding unsecured indebtedness (as defined therein); and impose certain requirements in order for us to merge or consolidate with another person.

These covenants may limit our flexibility to pursue certain investments or incur additional debt. If we fail to meet or satisfy any of these covenants, we would be in default under these agreements and our indebtedness could be declared due and payable. In addition, our lenders could terminate their commitments, require the posting of additional collateral and enforce their interests against existing collateral. We may also be subject to cross-default and acceleration rights and, with respect to collateralized debt, the posting of additional collateral and foreclosure rights upon default. Further, such limitations on our liquidity could also make it difficult for us to satisfy the distribution requirements necessary to maintain our status as a REIT for U.S. federal income tax purposes.

Our credit agreements and master repurchase agreements also involve the risk that the market value of the loans pledged or sold by us to the repurchase agreement counterparty or provider of the bank credit facility may decline in value, in which case the lender may require us to provide additional collateral or to repay all or a portion of the funds advanced. We may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. Posting additional collateral would reduce our liquidity and limit our ability to leverage our assets. If we cannot meet these requirements, the lender could accelerate our indebtedness, increase the interest rate on advanced funds and terminate our ability to borrow funds from them, which could materially and adversely affect our financial condition and ability to continue to implement our business plan. In addition, in the event that the lender files for bankruptcy or becomes insolvent, our loans may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to bank credit facilities and increase our cost of capital.

If one or more of our Manager's executive officers are no longer employed by our Manager, the financial institutions providing us financing may not provide future financing to us, which could materially and adversely affect us.

If financial institutions with whom we seek to finance our investments require that one or more of our Manager's executives continue to serve in such capacity and if one or more of our Manager's executives are no longer employed by our Manager, it may constitute an event of default and the financial institution providing the arrangement may have acceleration rights with respect to outstanding borrowings and termination rights with respect to our ability to finance our future investments with that institution. If we are unable to obtain financing for our accelerated borrowings and for our future investments under such circumstances, we could be materially and adversely affected.

We directly or indirectly utilize non-recourse securitizations, and such structures expose us to risks that could result in losses to us.

We utilize non-recourse securitizations of our investments in mortgage loans to the extent consistent with the maintenance of our REIT qualification and exemption from the Investment Company Act in order to generate cash for funding new investments and/or to leverage existing assets. In most instances, this involves us transferring our loans to a special purpose securitization entity in exchange for cash. In some sale transactions, we also retain a subordinated interest in the loans sold. The securitization of our portfolio investments might magnify our exposure to losses on those portfolio investments because the subordinated interest we retain in the loans sold would be subordinate to the senior interest in the loans sold, and we would, therefore, absorb all of the losses sustained with respect to a loan sold before the owners of the senior interest experience any losses. Moreover, we cannot be assured that we will be able to access the securitization market in the future or be able to do so at favorable rates. The inability to consummate securitizations of our portfolio investments to finance our investments on a long-term basis could require us to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price, which could adversely affect our performance and our ability to continue to grow our business.

We may not have the ability to raise funds on acceptable terms necessary to settle conversions of our outstanding convertible senior notes or to purchase our outstanding convertible senior notes upon a fundamental change.

As of December 31, 2023, we had $380.8 million in principal amount of convertible senior notes outstanding. If a fundamental change within the meaning of our outstanding convertible senior notes occurs, holders of those convertible senior notes will have the right to require us to purchase for cash any or all of their notes. The fundamental change purchase price will equal 100% of the principal amount of the convertible senior notes to be purchased, plus accrued and unpaid interest thereon. In addition, upon conversion of the convertible senior notes, unless we elect to settle the conversion entirely in shares of our common stock, we will be required to make cash payments in respect of the convertible senior notes being converted. However, we may not have sufficient funds at the time we are required to purchase the convertible senior notes surrendered therefor or to make cash payments on the notes being converted, and we may not be able to arrange necessary financing on acceptable terms, if at all. If we were unable to raise necessary funding on acceptable terms or at all, our operating results and financial position could be negatively impacted if we were required to repurchase the notes or to pay cash upon conversion.

Risks Related to Hedging

We enter into hedging transactions that could expose us to contingent liabilities in the future.

Subject to maintaining our qualification as a REIT, part of our investment strategy involves entering into hedging transactions that require us to fund cash payments in certain circumstances (such as the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.

Hedging may adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

Subject to maintaining our qualification as a REIT, we pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest and foreign currency rates. Our hedging activity varies in scope based on the level and volatility of interest rates, exchange rates, the types of assets held and other changing market conditions. Hedging may fail to protect us or could adversely affect us because, among other things:

- interest rate, currency and/or credit hedging can be expensive and may result in us receiving less interest income;
- available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;
- due to a credit loss, prepayment or asset sale, the duration of the hedge may not match the duration of the related asset or liability;
- the amount of income that a REIT may earn from hedging transactions (other than hedging transactions that satisfy certain requirements of the Code or that are done through a TRS) to offset losses is limited by U.S. federal tax provisions governing REITs;
- the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and
- the hedging counterparty owing money in the hedging transaction may default on its obligation to pay.

In addition, we may fail to recalculate, readjust or execute hedges in an efficient manner.

Any hedging activity in which we engage may materially and adversely affect our results of operations and cash flows. Therefore, while we may enter into such transactions seeking to reduce risks, unanticipated changes in interest rates, credit spreads or currencies may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio positions or liabilities being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs that could result in material losses.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. In addition, some hedging instruments involve risk because they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house or regulated by any U.S. or foreign governmental authorities. Consequently, in many cases, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable securities, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction that is not cleared on a regulated centralized clearing house will most likely result in its default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in significant losses.

We may fail to qualify for, or choose not to elect, hedge accounting treatment.

We record derivative and hedging transactions in accordance with GAAP. Under these standards, we may fail to qualify for, or choose not to elect, hedge accounting treatment for a number of reasons, including if we use instruments that do not meet the definition of a derivative (such as short sales), we fail to satisfy hedge documentation and hedge effectiveness assessment requirements or our instruments are not highly effective. If we fail to qualify for, or choose not to elect, hedge accounting treatment, our operating results may be volatile because changes in the fair value of the derivatives that we enter into may not be offset by a change in the fair value of the related hedged transaction or item.

Risks Related to Our Real Estate-Related Investments

The lack of liquidity in our investments may adversely affect our business.

The lack of liquidity of our investments in real estate loans and investments, other than certain of our investments in MBS, may make it difficult for us to sell such investments if the need or desire arises. Many of the securities we purchase are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or their disposition, except in a transaction that is exempt from the registration requirements of, or otherwise in accordance with, those laws. In addition, certain investments such as B-Notes, mezzanine loans and bridge and other loans are also particularly illiquid investments due to their short life, their potential unsuitability for securitization and/or the greater difficulty of recovery in the event of a borrower default. As a result, many of our current investments are, and our future investments will be, illiquid and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. Further, we may face other restrictions on our ability to liquidate an investment in a business entity to the extent that we or our Manager has or could be attributed with material non-public information regarding such business entity. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

In connection with certain contributions of properties to our subsidiary, SPT Dolphin Intermediate LLC ("SPT Dolphin"), we have entered into a tax protection agreement with the contributors of such properties, pursuant to which SPT Dolphin is generally restricted from transferring the applicable properties during a specified period unless such contributors are indemnified against the tax liability on their shares of any gain recognized in such transfers (as well as any such tax liability arising due to SPT Dolphin not maintaining a specified level of nonrecourse debt on those properties during the specified period). This tax protection agreement, and any additional tax protection agreements that a subsidiary of ours may enter into in the future, will limit our flexibility to sell or otherwise dispose of, or to reduce the amount of indebtedness encumbering, the relevant properties even if it would otherwise be economically advantageous to us to do so.

Our investments may be concentrated and are subject to risk of default.

While we seek to diversify our portfolio of investments, we are not required to observe specific diversification criteria, except as may be set forth in the investment guidelines adopted by our board of directors. Therefore, our investments in our target assets may at times be concentrated in certain property types that are subject to higher risk of foreclosure or secured by properties concentrated in a limited number of geographic locations. To the extent that our portfolio is concentrated in any one region or type of asset, downturns relating generally to such region or type of asset may result in defaults on a number of our investments within a short time period, which may reduce our net income and the value of our common stock and accordingly reduce our ability to make distributions to our stockholders.

Difficult conditions in the mortgage, commercial and residential real estate markets may cause us to experience market losses related to our holdings.

Our results of operations are materially affected by conditions in the real estate markets, the financial markets and the economy generally. Concerns about the real estate market, inflation, energy costs, geopolitical issues and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and markets going forward, any of which could adversely affect our business and financial results.

The residential mortgage market has been affected by changes in the lending landscape, and there is no assurance that these conditions have stabilized or that they will not worsen. The disruption in the residential mortgage market has an impact on new demand for homes, which weigh on future home price performance. There is a strong inverse correlation between home price growth rates and mortgage loan delinquencies. In addition, the office sector has been adversely affected by a decrease in demand, including as a result of an increase in remote and hybrid working arrangements, and the retail sector continues to be adversely affected by the continued growth in e-commerce. Deterioration in the real estate market may cause us to experience losses related to our assets and to sell assets at a loss. Declines in the market values of our investments may adversely affect our results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

We have been and may continue to be adversely affected by trends in the office sector.

Remote and hybrid working arrangements, flexible work schedules, open workplaces, videoconferencing, and teleconferencing are becoming more common, and these trends accelerated as a result of the COVID-19 pandemic. These practices have and may continue to enable businesses to reduce their office space requirements. There is also an increasing trend among some businesses to utilize shared office spaces and co-working spaces. These trends have contributed to decreased overall demand for office space and, in turn, have place downward pressure on occupancy, rental rates and property valuations, each of which has and may continue to adversely affect our business, results of operations, liquidity and financial condition.

Our preferred equity investments involve a greater risk of loss than conventional debt financing.

We make preferred equity investments. These investments involve a higher degree of risk than conventional debt financing due to a variety of factors, including their non-collateralized nature and subordinated ranking to other loans and liabilities of the entity in which such preferred equity is held. Accordingly, if the issuer defaults on our investment, we would only be able to proceed against such entity in accordance with the terms of the preferred security and not against any property owned by such entity. Furthermore, in the event of bankruptcy or foreclosure, we would only be able to recoup our investment after all lenders to, and other creditors of, such entity are paid in full. As a result, we may lose all or a significant part of our investment, which could result in significant losses.

Our commercial construction or rehabilitation lending may expose us to increased lending risks.

Construction or rehabilitation loans generally expose a lender to greater risk of non-payment and loss than permanent commercial mortgage loans because repayment of the loans often depends on the borrower's ability to secure permanent "take-out" financing, which requires the successful completion of construction, renovation, refurbishment or expansion and stabilization of the project, or operation of the property with an income stream sufficient to meet operating expenses, including debt service on such replacement financing. For construction or rehabilitation loans, increased risks include the accuracy of the estimate of the property's value at completion of construction, renovation, refurbishment or expansion and the estimated cost of construction, renovation, refurbishment or expansion—all of which may be affected by unanticipated delays and cost over-runs. Such loans typically involve an expectation that the borrower's sponsors will contribute sufficient equity funds in order to keep the loan "in balance," and the sponsors' failure or inability to meet this obligation could result in delays in construction, renovation, refurbishment or expansion or an inability to complete such work. Commercial construction or rehabilitation loans also expose the lender to additional risks of contractor non-performance or borrower disputes with contractors resulting in mechanic's or materialmen's liens on the property and possible further delay. In addition, since such loans generally entail greater risk than mortgage loans on income producing property, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with such loans. Further, as the lender under a construction or rehabilitation loan, we may be obligated to fund all or a significant portion of the loan at one or more future dates. We may not have the funds available at such future date(s) to meet our funding obligations under the loan. In that event, we would likely be in breach of the loan unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. In addition, many of our construction or rehabilitation loans have multiple lenders and if another lender fails to fund, we could be faced with the choice of either funding for that defaulting lender or suffering a delay or protracted interruption in the progress of construction, renovation, refurbishment or expansion.

The commercial mortgage loans we originate or acquire and the mortgage loans underlying our CMBS investments are subject to the ability of the commercial property owner to generate net income from operating the property, as well as the risks of delinquency and foreclosure.

Commercial mortgage loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure, and risks of loss may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things,

- tenant mix;
- success of tenant businesses;
- property management decisions;
- property location, condition and design;
- competition from comparable types of properties;
- changes in laws that increase operating expenses or limit rents that may be charged;
- changes in national, regional or local economic conditions and/or specific industry segments, including the credit and securitization markets;
- a reduction in demand for commercial or multifamily properties, including, in the case of office properties, as a result of an increase in remote and hybrid working arrangements;
- declines in regional or local real estate values;
- declines in regional or local rental or occupancy rates;
- increases in interest rates, real estate tax rates and other operating expenses;
- costs of remediation and liabilities associated with environmental conditions;
- the potential for uninsured or underinsured property losses;
- changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and
- acts of God, terrorist attacks, pandemics, epidemics or other public health emergencies, natural disasters, global climate change, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations and limit amounts available for distribution to our stockholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

Our investments in CMBS are generally subject to losses.

Our investments in CMBS are subject to losses. In general, losses on a mortgaged property securing a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, then by the holder of a mezzanine loan or B-Note, if any, then by the "first loss" subordinated security holder (generally, the "B-Piece" buyer) and then by the holder of a higher-rated security. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit, mezzanine loans or B-Notes, and any classes of securities junior to those in which we invest, we will not be able to recover all of our investment in the securities we purchase. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related CMBS, there would be an increased risk of loss. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments.

Dislocations, illiquidity and volatility in the market for commercial real estate as well as the broader financial markets could adversely affect the performance and value of commercial mortgage loans, the demand for CMBS and the value of CMBS investments.

Any significant dislocations, illiquidity or volatility in the real estate and securitization markets, including the market for CMBS, as well as global financial markets and the economy generally, could adversely affect our business and financial results. We cannot assure you that dislocations in the commercial mortgage loan market will not occur in the future.

Challenging economic conditions affect the financial strength of many commercial, multifamily and other tenants and result in increased rent delinquencies and decreased occupancy. Economic challenges may lead to decreased occupancy, decreased rents or other declines in income from, or the value of, commercial, multifamily and manufactured housing community real estate.

Declining commercial real estate values, coupled with tighter underwriting standards for commercial real estate loans, may prevent commercial borrowers from refinancing their mortgages, which results in increased delinquencies and defaults on commercial, multifamily and other mortgage loans. Declines in commercial real estate values also result in reduced borrower equity, further hindering borrowers' ability to refinance in an environment of increasingly restrictive lending standards and giving them less incentive to cure delinquencies and avoid foreclosure. The lack of refinancing opportunities has impacted and could impact in the future, in particular, mortgage loans that do not fully amortize and on which there is a substantial balloon payment due at maturity, because borrowers generally expect to refinance these types of loans on or prior to their maturity date. Finally, declining commercial real estate values and the associated increases in loan-to-value ratios would result in lower recoveries on foreclosure and an increase in losses above those that would have been realized had commercial property values remained the same or increased. Continuing defaults, delinquencies and losses would further decrease property values, thereby resulting in additional defaults by commercial mortgage borrowers, further credit constraints and further declines in property values.

If we overestimate the yields or incorrectly price the risks of our investments, we may experience losses.

We value our investments based on yields and risks, taking into account estimated future losses on the mortgage loans and the underlying collateral included in the securitization's pools, and the estimated impact of these losses on expected future cash flows and returns. Our loss estimates may not prove accurate, as actual results may vary from estimates. In the event that we underestimate the asset level losses relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

Real estate valuation is inherently subjective and uncertain.

The valuation of real estate and therefore the valuation of any underlying security relating to loans made by us is inherently subjective due to, among other factors, the individual nature of each property, its location, the expected future rental revenues from that particular property and the valuation methodology adopted. In addition, where we invest in construction loans, initial valuations will assume completion of the project. As a result, the valuations of the real estate assets against which we make loans are subject to a degree of uncertainty and are made on the basis of assumptions and methodologies that may not prove to be accurate, particularly in periods of volatility, low transaction flow or restricted debt availability in the commercial or residential real estate markets.

Any investments in corporate bank debt and debt securities of commercial real estate operating or finance companies are subject to the specific risks relating to the particular companies and to the general risks of investing in real estate-related loans and securities, which may result in significant losses.

We may invest in corporate bank debt and in debt securities of commercial real estate operating or finance companies. These investments involve special risks relating to the particular company, including its financial condition, liquidity, results of operations, business and prospects. In particular, the debt securities are often non-collateralized and may also be subordinated to its other obligations. We also invest in debt securities of companies that are not rated or are rated non-investment grade by one or more rating agencies. Investments that are not rated or are rated non-investment grade have a higher risk of default than investment grade rated assets and therefore may result in losses to us. We have not adopted any limit on such investments.

These investments also subject us to the risks inherent with real estate-related investments, including:

- risks of delinquency and foreclosure, and risks of loss in the event thereof;
- the dependence upon the successful operation of, and net income from, real property;
- risks generally incident to interests in real property; and

- risks specific to the type and use of a particular property.

These risks may adversely affect the value of our investments in commercial real estate operating and finance companies and the ability of the issuers thereof to make principal and interest payments in a timely manner, or at all, and could result in significant losses.

Investments in non-conforming and non-investment grade rated loans or securities involve increased risk of loss.

Many of our investments do not conform to conventional loan standards applied by traditional lenders and either are not rated or rated as non-investment grade by the rating agencies. The non-investment grade credit ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. As a result, these investments have a higher risk of default and loss than investment grade rated assets. Any loss we incur may be significant and may reduce distributions to our stockholders and adversely affect the market value of our common stock. There are no limits on the percentage of unrated or non-investment grade rated assets we may hold in our investment portfolio.

Any credit ratings assigned to our investments are subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.

Some of our investments are rated by Moody's Investors Service, Inc., Fitch Ratings, Inc., S&P Global Ratings, DBRS, Inc. or Kroll Bond Rating Agency, Inc. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value of these investments could significantly decline, which would adversely affect the value of our investment portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us.

The B-Notes that we acquire are subject to additional risks related to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We invest in B-Notes. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for a B-Note holder after payment to the A-Note holder. However, because each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may vary from transaction to transaction. Further, B-Notes typically are secured by a single property and so reflect the risks associated with significant concentration. Significant losses related to our B-Notes would result in operating losses for us and may limit our ability to make distributions to our stockholders.

Our mezzanine loans involve greater risks of loss than senior loans secured by income-producing properties.

We invest in mezzanine loans, which sometimes take the form of subordinated loans secured by second mortgages on the underlying property or more commonly take the form of loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. These types of assets involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the loan may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. Significant losses related to our mezzanine loans would result in operating losses for us and may limit our ability to make distributions to our stockholders.

Bridge loans involve a greater risk of loss than traditional investment-grade mortgage loans with fully insured borrowers.

We may acquire bridge loans secured by first lien mortgages on a property to borrowers who are typically seeking short-term capital to be used in an acquisition, construction or rehabilitation of a property, or other short-term liquidity needs. The typical borrower under a bridge loan has usually identified an undervalued asset that has been under-managed and/or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management and/or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and we bear the risk that we may not recover some or all of our initial expenditure.

In addition, borrowers usually use the proceeds of a conventional mortgage to repay a bridge loan. A bridge loan therefore is subject to the risk of a borrower's inability to obtain permanent financing to repay the bridge loan. Bridge loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under bridge loans held by us, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the bridge loan. To the extent we suffer such losses with respect to our bridge loans, the value of our company and the price of our shares of common stock may be adversely affected.

We purchase securities backed by subprime or alternative documentation residential loans, which are subject to increased risks.

We own non-agency RMBS backed by collateral pools of mortgage loans that have been originated using underwriting standards that are less restrictive than those used in underwriting "prime" mortgage loans. These lower standards include mortgage loans made to borrowers having imperfect or impaired credit histories, mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgaged property, mortgage loans made to borrowers with low credit scores, mortgage loans made to borrowers who have other debt that represents a large portion of their income and mortgage loans made to borrowers whose income is not required to be disclosed or verified. Due to economic conditions, including increased interest rates and lower home prices, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience delinquency, foreclosure, bankruptcy and loss rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans and alternative documentation ("Alt-A") mortgage loans, the performance of non-agency RMBS backed by subprime mortgage loans and Alt-A mortgage loans that we acquire could be correspondingly adversely affected, which could adversely impact our results of operations, financial condition and business.

We may acquire and sell from time to time residential loans, including "non-QM" loans, which may subject us to legal, regulatory and other risks, which could adversely impact our business and financial results.

We may from time to time acquire residential loans, including residential loans sometimes referred to as "non-qualified mortgages" or "non-QMs" that will not have the benefit of enhanced legal protections otherwise available in connection with the origination of residential loans to a more restrictive credit standard than just determining a borrower's ability to repay, as further described below.

The ownership of residential loans, including non-QMs, subjects us to legal, regulatory and other risks, including those arising under federal consumer protection laws and regulations designed to regulate residential loan underwriting and originators' lending processes, standards and disclosures to borrowers. These laws and regulations include the Consumer Financial Protection Bureau's ("CFPB") TILA-RESPA Integrated Disclosure rule (also referred to as "TRID"), the "ability-to-repay" rules ("ATR Rules") under the Truth-in-Lending Act and "qualified mortgage" regulations, in addition to various federal, state and local laws and regulations intended to discourage predatory lending practices by residential loan originators. The ATR Rules specify the characteristics of a "qualified mortgage" and two levels of presumption of compliance with the ATR Rules: a safe harbor and a rebuttable presumption for higher priced loans. The "safe harbor" under the ATR Rules applies to a covered transaction that meets the definition of "qualified mortgage" and is not a "higher-priced covered transaction." For any covered transaction that meets the definition of a "qualified mortgage" and is not a "higher-priced covered transaction," the creditor or assignee will be deemed to have complied with the ability-to-repay requirement and, accordingly, will be conclusively presumed to have made a good faith and reasonable determination of the consumer's reasonable ability to repay. Creditors or assignees will have the benefit of a rebuttable presumption of compliance with the applicable ATR Rules if they have complied with the qualified mortgage characteristics of the ATR Rules other than the residential loan being higher-priced in excess of certain thresholds. Non-QMs are among the loan products that we may acquire that do not constitute qualified mortgages and, accordingly, do not have the benefit of either a safe harbor from liability under the ATR Rules or a rebuttable presumption of compliance with the ATR Rules. Application of certain standards set forth in the ATR Rules is highly subjective and subject to interpretive uncertainties. As a result, a court may determine that a residential loan did not meet the standard or test even if the originator reasonably believed such standard or test had been satisfied. Failure of residential loan originators or servicers to comply with these laws and regulations could subject us, as an assignee or purchaser of these loans (or as an investor in securities backed by these loans), to monetary penalties assessed by the CFPB through its administrative enforcement authority and by mortgagors through a private right of action against lenders or as a defense to foreclosure, including by recoupment or setoff of finance charges and fees collected, and could result in rescission of the affected residential loans, which could adversely impact our business and financial results. Such risks may be higher in connection with the acquisition of non-QMs. Borrowers under non-QMs may be more likely to challenge the analysis conducted under the ATR Rules by lenders. Even if a borrower does not succeed in the challenge, additional costs may be incurred in connection with challenging and defending such claims, which may be more costly in judicial foreclosure jurisdictions than in non-judicial foreclosure jurisdictions, and there may be more of a likelihood such claims are made since the borrower is already exposed to the judicial system to process the foreclosure.

In addition, when certain of our wholly-owned subsidiaries sell, finance or sponsor securitizations of residential loans, such subsidiaries may make representations and warranties to the purchaser, the financing provider or to other third parties regarding, among other things, certain characteristics of those assets, including characteristics sought to be verified through underwriting and due diligence efforts. In the event of breaches of representations and warranties with respect to any asset, such subsidiaries may be obligated to repurchase that asset or pay damages or remove that asset from the borrowing base, as applicable, which may result in a loss. Even if representations and warranties are made by counterparties from whom we acquired the loans, they may not parallel the representations and warranties our subsidiaries make or may otherwise not protect us from losses, including, for example, due to the fact that the counterparty may be insolvent or otherwise unable to make a payment at the time of a claim against such counterparty for damages for a breach of a representation or warranty.

The residential loans that we may acquire, and that underlie the RMBS we acquire, are subject to risks particular to investments secured by mortgage loans on residential property. These risks are heightened because we may purchase non-performing loans.

Residential loans are secured by single-family residential property and are subject to risks of delinquency and foreclosure and risks of loss. The ability of a borrower to repay a loan secured by a residential property typically is dependent upon the income and/or assets of the borrower. A number of factors may impair borrowers' abilities to repay their loans, including:

- changes in the borrowers' income or assets;
- acts of God, including, without limitation, earthquakes, hurricanes, pandemics, epidemics or other public health emergencies, other natural disasters and global climate change, which may result in uninsured losses;
- acts of war or terrorism, including the consequences of such events;
- adverse changes in national and local economic and market conditions;
- changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance;
- costs of remediation and liabilities associated with environmental conditions; and
- the potential for uninsured or under-insured property losses.

In the event of any default under a residential loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the price we paid for the loan and any accrued interest of the mortgage loan plus advances made, which could have a material adverse effect on our cash flow from operations. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Additionally, foreclosure on a mortgage loan could subject us to greater concentration of the risks of the residential real estate markets and risks related to the ownership and management of real property.

We may acquire non-agency RMBS, which are backed by residential property but, in contrast to agency RMBS, their principal and interest are not guaranteed by federally chartered entities such as the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation and, in the case of the Government National Mortgage Association, the U.S. government. Our investments in RMBS are subject to the risks of default, foreclosure timeline extension, fraud, home price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal accompanying the underlying residential loans. To the extent that assets underlying our investments are concentrated geographically, by property type or in certain other respects, we may be subject to certain of the foregoing risks to a greater extent. In the event of defaults on the residential loans that underlie our investments in agency RMBS and the exhaustion of any underlying or any additional credit support, we may not realize our anticipated return on our investments and we may incur a loss on these investments.

Our inability to promptly foreclose upon defaulted residential loans could increase our cost of doing business and/or diminish our expected return on investments.

Our ability to promptly foreclose upon defaulted residential loans and liquidate the underlying real property plays a critical role in our valuation of, and expected return on, those investments. There are a variety of factors that may inhibit our ability to foreclose upon a residential loan and liquidate the real property within the time frames we model as part of our valuation process. These factors include, without limitation: federal, state or local legislative action or initiatives designed to provide homeowners with assistance in avoiding residential loan foreclosures and that serve to delay the foreclosure process; Home Affordable Modification Program and other programs that require specific procedures to be followed to explore the refinancing of a mortgage loan prior to the commencement of a foreclosure proceeding; and continued declines in real estate values and sustained high levels of unemployment that increase the number of foreclosures and place additional pressure on the already overburdened judicial and administrative systems.

Prepayment rates may adversely affect the value of our investment portfolio.

The value of our investment portfolio is affected by prepayment rates on our mortgage assets. In many cases, borrowers are not prohibited from making prepayments on their mortgage loans. Prepayment rates are influenced by changes in interest rates and a variety of economic, geographic and other factors beyond our control, including, without limitation, housing and financial markets and relative interest rates on fixed rate mortgage loans and adjustable rate mortgage loans ("ARMs"). Consequently, prepayment rates cannot be predicted.

We generally receive principal payments that are made on our mortgage assets, including residential loans underlying the agency RMBS or the non-agency RMBS that we acquire. When borrowers prepay their mortgage loans faster than expected, it results in prepayments that are faster than expected. Faster than expected prepayments could adversely affect our profitability and our ability to recoup our cost of certain investments purchased at a premium over par value, including in the following ways:

- We may purchase RMBS that have a higher interest rate than the prevailing market interest rate at the time. In exchange for this higher interest rate, we may pay a premium over the par value to acquire our mortgage asset. In accordance with GAAP, we may amortize this premium over the estimated term of our mortgage asset. If our mortgage asset is prepaid in whole or in part prior to its maturity date, however, we may be required to expense the allocable portion of the premium at the time of the prepayment.
- Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, making it unlikely that we would be able to reinvest the proceeds of any prepayment in mortgage assets of similar quality and terms (including yield). If we are unable to invest in similar mortgage assets, we would be adversely affected.

While we seek to minimize prepayment risk to the extent practical, in selecting investments we must balance prepayment risk against other risks and the potential returns of each investment. No strategy can completely insulate us from prepayment risk.

Interest rate mismatches between our agency RMBS backed by ARMs and our borrowings used to fund our purchases of these assets may reduce our net interest income and cause us to suffer a loss during periods of rising interest rates.

To the extent that we invest in agency RMBS backed by ARMs, we may finance these investments with borrowings that have interest rates that adjust more frequently than the interest rates of those agency RMBS or the ARMs that back those RMBS. Accordingly, if short-term interest rates increase, our borrowing costs may increase faster than the interest rates on agency RMBS backed by ARMs adjust. As a result, in a period of rising interest rates, we could experience a decrease in net income or a net loss. In most cases, the interest rates on our agency RMBS and on our borrowings will not be identical, thereby potentially creating an interest rate mismatch between our investments and our borrowings. While the historical spread between relevant short-term interest rate indices has been relatively stable, there have been periods when the spread between these indices was volatile. During periods of changing interest rates, these interest rate index mismatches could reduce our net income or produce a net loss, and adversely affect our ability to make distributions and the market price of our common stock.

In addition, agency RMBS backed by ARMs are typically subject to lifetime interest rate caps which limit the amount that interest rates can increase through the maturity of the agency RMBS. However, our borrowings under repurchase agreements typically are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while caps could limit the interest rates on these types of agency RMBS. This problem is magnified for agency RMBS backed by ARMs that are not fully indexed. Further, some agency RMBS backed by ARMs may be subject to periodic payment caps that result in a portion of the interest being deferred and added to the principal outstanding. As a result, we may receive less cash income on these types of agency RMBS than we need to pay interest on our related borrowings. These factors could reduce our net interest income and cause us to suffer a loss during periods of rising interest rates.

We may invest in distressed and non-performing commercial loans which could subject us to increased risks relative to performing loans, which may result in losses to us.

We may invest in distressed and non-performing commercial mortgage loans, which are subject to increased risks of loss. Such loans may be or become non-performing for a variety of reasons, including, without limitation, because the underlying property is too highly leveraged or the borrower falls upon financial distress, in either case, resulting in the borrower being unable to meet its debt service obligations. Such loans may require a substantial amount of workout negotiations and/or restructuring, which may divert attention from other activities and may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of the principal of the loan. Moreover, the ability to implement a successful restructuring entails a high degree of uncertainty, and we may not be able to implement any such restructuring on favorable terms or at all.

The financial or operating difficulties relating to the distressed or non-performing loan may never be overcome and may cause the borrower to become subject to bankruptcy or other similar administrative proceedings. In connection with any such proceeding, we may incur substantial or total losses on our investments and may become subject to certain additional potential liabilities that may exceed the value of our original investment therein. For example, under certain circumstances, a lender that has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In addition, under certain circumstances, payments to us may be reclaimed if any such payment is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws.

Alternatively, we may find it necessary or desirable to foreclose on one of these loans, and the foreclosure process may be lengthy and expensive. Borrowers or junior lenders may resist mortgage foreclosure actions by asserting numerous claims, counterclaims and defenses against us. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property, or defending challenges brought after the completion of a foreclosure, will further reduce the proceeds and thus increase our loss.

Some of our portfolio investments are recorded at fair value and, as a result, there is uncertainty as to the value of these investments.

Some of our portfolio investments are in the form of positions or securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable. We value these investments quarterly at fair value, as determined in accordance with GAAP, which include consideration of unobservable inputs. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

We may experience a decline in the fair value of our assets.

A decline in the fair value of our assets would require us to recognize an unrealized loss against earnings for those assets that are recorded at fair value through earnings, or may trigger an impairment, credit loss or other charge against earnings under applicable GAAP for those assets that are not recorded at fair value through earnings if we expect that the carrying value of those assets will not be recoverable. Subsequent disposition or sale of such assets could further affect our future losses or gains depending on the actual proceeds received.

Liability relating to environmental matters may impact the value of properties that we may purchase or acquire.

We may be subject to environmental liabilities arising from properties we own. Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances.

The presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of a property underlying one of our debt investments becomes liable for removal costs, the ability of the owner to make payments to us may be reduced, which in turn may adversely affect the value of the relevant mortgage asset held by us and our ability to make distributions to our stockholders.

The presence of hazardous substances on a property we own may adversely affect our ability to sell the property and we may incur substantial remediation costs, thus harming our financial condition. The discovery of material environmental liabilities attached to such properties could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our stockholders.

We invest in commercial properties subject to net leases, which could subject us to losses.

We invest in commercial properties subject to net leases, including the Master Lease Portfolio. Typically, net leases require the tenants to pay substantially all of the operating costs associated with the properties. As a result, the value of, and income from, investments in commercial properties subject to net leases will depend, in part, upon the ability of the applicable tenant to meet its obligations to maintain the property under the terms of the net lease. If a tenant fails or becomes unable to so maintain a property, we will be subject to all risks associated with owning the underlying real estate. Under many net leases, however, the owner of the property retains certain obligations with respect to the property, including, among other things, the responsibility for maintenance and repair of the property, to provide adequate parking, maintenance of common areas and compliance with other affirmative covenants in the lease. If we were to fail to meet any such obligations, the applicable tenant could abate rent or terminate the applicable lease, which could result in a loss of our capital invested in, and anticipated profits from, the property.

We expect that some commercial properties subject to net leases in which we invest generally will be occupied by a single tenant and, therefore, the success of these investments will be materially dependent on the financial stability of each such tenant. A default of any such tenant on its lease payments to us would cause us to lose the revenue from the property and cause us to have to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If a lease is terminated, we may also incur significant losses to make the leased premises ready for another tenant and experience difficulty or a significant delay in re-leasing such property.

In addition, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years.

We may acquire these investments through sale-leaseback transactions, which involve the purchase of a property and the leasing of such property back to the seller thereof. If we enter into a sale-leaseback transaction, we will seek to structure any such sale-leaseback transaction such that the lease will be characterized as a "true lease" for U.S. federal income tax purposes, thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes. However, we cannot assure you that the Internal Revenue Service (the "IRS") will not challenge such characterization. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification "asset tests" or "income tests" and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the REIT distribution requirement for a taxable year.

Investments outside the U.S. that are denominated in foreign currencies subject us to foreign currency risks and to the uncertainty of foreign laws and markets, which may adversely affect our distributions and our REIT status.

Our investments outside the U.S. denominated in foreign currencies subject us to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. As a result, changes in exchange rates of any such foreign currency to U.S. dollars may affect our income and distributions and may also affect the book value of our assets and the amount of stockholders' equity. In addition, these investments subject us to risks of multiple and conflicting tax laws and regulations, and other laws and regulations that may make foreclosure and the exercise of other remedies in the case of default more difficult or costly compared to U.S. assets, and political and economic instability abroad, any of which factors could adversely affect our receipt of returns on and distributions from these investments.

Changes in foreign currency exchange rates used to value a REIT's foreign assets may be considered changes in the value of the REIT's assets. These changes may adversely affect our status as a REIT. Further, bank accounts in foreign currency which are not considered cash or cash equivalents may adversely affect our status as a REIT.

We invest in equity interests in commercial real estate assets, which subjects us to the general risks of owning commercial real estate.

We acquire and manage equity interests in commercial real estate assets. The economic performance and value of these investments can be adversely affected by many factors that are generally applicable to most real estate, including the following:

- changes in the national, regional, local and international economic climate;
- local conditions, such as oversupply of space or a reduction in demand for real estate in the areas in which they are located;
- competition from other available space;
- a reduction in demand for commercial or multifamily properties, including in the case of office properties as a result of an increase in remote and hybrid working arrangements;
- the attractiveness of the real estate to tenants;
- increases in operating costs if these costs cannot be passed through to tenants;
- the financial condition of tenants and the ability to collect rent from tenants;
- vacancies, changes in market rental rates and the need to periodically renovate, repair and re-let space;

- changes in interest rates and the availability of financing;
- changes in zoning laws and taxation, government regulation and potential liability under environmental or other laws or regulations;
- acts of God, including, without limitation, earthquakes, hurricanes, pandemics, epidemics or other public health emergencies, other natural disasters, global climate change, or acts of war or terrorism, in each case which may result in uninsured or underinsured losses; and
- decreases in the underlying value of real estate.

Certain significant expenditures associated with an investment in commercial real estate assets (such as mortgage payments, real estate taxes and maintenance costs) generally do not decline when circumstances cause a reduction in income from the asset. Because real estate investments are relatively illiquid, our ability to vary any investments in commercial real estate assets promptly in response to economic or other conditions would be limited. This relative illiquidity could impede our ability to respond to adverse changes in the performance of such investments. The value of our equity investments in commercial real estate assets could decrease in the future.

We face risks associated with acquisitions of commercial real estate assets.

Our acquisition of equity interests in commercial real estate assets is subject to, and the success of those assets may be adversely affected by, various risks, including those described below:

- we may be unable to meet required closing conditions;
- we may be unable to finance acquisitions on favorable terms or at all;
- acquired assets may fail to perform as expected;
- our estimates of the costs of repositioning or renovating acquired commercial real estate assets may be inaccurate;
- we may not be able to obtain adequate insurance coverage for acquired commercial real estate assets;
- acquisitions may be located in markets where we and our Manager have a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures;
- we may be unable to quickly and efficiently integrate new acquisitions of commercial real estate assets into our existing operations and, therefore, our results of operations and financial condition could be adversely affected; and
- we may acquire equity interests in commercial real estate assets through a joint venture, and such investments could be adversely affected by our lack of sole decision-making authority and reliance upon a co-venturer's financial condition. In addition, if we co-invest with affiliates of our Manager, we may be obligated to pay fees to such affiliates and would be subject to a variety of conflicts of interest with such affiliates, including conflicts similar to those described under the section captioned "—Risks Related to Our Relationship with Our Manager."

We make equity investments in commercial real estate assets subject to both known and unknown liabilities and without any recourse, or with only limited recourse to the seller thereof. As a result, if a liability were asserted against us arising from our ownership of those assets, we might have to pay substantial sums to settle it, which could adversely affect us. Unknown liabilities with respect to commercial real estate assets may include:

- claims by tenants, vendors or other persons arising from dealing with the former owners of the assets;
- liabilities incurred in the ordinary course of business;
- claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the assets; and
- liabilities for clean-up of undisclosed environmental contamination.

Government housing regulations may limit the opportunities at the affordable housing communities in which we invest, and failure to comply with resident qualification requirements may result in financial penalties or loss of benefits.

We own, and may acquire additional, equity interests in affordable housing communities and other properties that benefit from governmental programs intended to provide housing to individuals with low or moderate incomes. These programs, which are typically administered by the United States Department of Housing and Urban Development ("HUD") or state housing finance agencies, typically provide mortgage insurance, favorable financing terms, tax credits or rental assistance payments to property owners. As a condition of the receipt of assistance under these programs, the properties must comply with various requirements, which typically limit rents to pre-approved amounts and impose restrictions on resident incomes. Failure to comply with these requirements and restrictions may result in financial penalties or loss of benefits. In addition, we will typically need to obtain the approval of HUD in order to acquire or dispose of a significant interest in or manage a HUD-assisted property. We may not always receive such approval.

We are subject to the general risks of owning properties relating to the healthcare industry.

We own, and may acquire additional, equity interests in properties relating to the healthcare industry, including the Medical Office Portfolio. The economic performance and value of these properties and of some or all of the tenants/operators of such properties could be adversely affected by many factors that are generally applicable to properties relating to the healthcare industry, including the following:

- adverse trends in healthcare provider operations, such as changes in the demand for and methods of delivering healthcare services, changes in third party reimbursement policies, significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas, increased expense for uninsured patients, increased competition among healthcare providers, increased liability insurance expense, continued pressure by private and governmental payors to reduce payments to providers of services and increased scrutiny of billing, referral and other practices by federal and state authorities and private insurers;
- extensive healthcare regulation, changes in enforcement policies with respect to such regulation and potential changes in the regulatory framework of the healthcare industry; and
- significant legal actions brought against tenants/operators that could subject them to increased operating costs and substantial uninsured liabilities.

We have sponsored, and purchased the more junior securities of, CLOs and such instruments involve significant risks, including that these securities receive distributions from the CLO only if the CLO generates enough income to first pay all the investors holding senior tranches and all CLO expenses.

We have sponsored, and purchased the junior securities of, CLOs, and in the future we may sponsor, and purchase the more junior securities of, additional CLOs. In CLOs, investors purchase specific tranches, or slices, of debt instruments that are secured or backed by a pool of loans. The CLO debt classes have a specific seniority structure and priority of payments. The most junior securities along with the preferred shares of a CLO are generally retained by the sponsor of the CLO and are usually entitled to all of the income generated by the pool of loans after the payment of debt service on all the more senior classes of debt and the payment of all expenses. Defaults on the pool of loans therefore first affect the most junior tranches. The subordinate tranches of CLO debt may also experience a lower recovery and greater risk of loss, including risk of deferral or non-payment of interest than more senior tranches of the CLO debt because they bear the bulk of defaults from the loans held in the CLO and serve to protect the other, more senior tranches from default in all but the most severe circumstances. Despite the protection provided by the subordinate tranches, even more senior CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, decline in market value due to market anticipation of defaults and aversion to CLO securities as a class. Further, the transaction documents relating to the issuance of CLO securities may impose eligibility criteria on the assets of the CLO, restrict the ability of the CLO's sponsor to trade investments and impose certain portfolio-wide asset quality requirements. Finally, the credit risk retention rules of the SEC impose a retention requirement of 5% of the issued debt classes by the sponsor of the CLO. These criteria, restrictions and requirements may limit the ability of the CLO's sponsor (or collateral manager) to maximize returns on the CLO securities.

In addition, CLOs are not actively traded and are relatively illiquid investments and volatility in CLO trading markets may cause the value of these investments to decline. The market value of CLO securities may be affected by, among other things, changes in the market value of the underlying loans held by the CLO, changes in the distributions on the underlying loans, defaults and recoveries on the underlying loans, capital gains and losses on the underlying losses (or foreclosure assets), prepayments on the underlying loans and the availability, prices and interest rate of underlying loans. Furthermore, the leveraged nature of each subordinated tranche may magnify the adverse impact on such class of changes in the value of the loans, changes in the distributions on the loans, defaults and recoveries on the loans, capital gains and losses on the loans (or foreclosure assets), prepayment on loans and availability, price and interest rates of the loans.

Our CLOs include certain interest coverage tests, overcollateralization coverage tests or other tests that, if not met, may result in a change in the priority of distributions, which may result in the reduction or elimination of distributions to the subordinate debt and equity tranches until the tests have been met or certain senior classes of securities have been paid in full. For example, even if no loan in the pool experiences a default, an appraisal reduction of a loan in the pool may cause the pool of loans in the applicable CLO not to meet certain of these tests. Accordingly, if such tests are not satisfied, we, as holders of the subordinate debt and equity interests in the applicable CLO, may experience a significant reduction in our cash flow from those interests.

Moreover, the reinvestment and replenishment period in one or more of our CLOs may be nearing the end of its term. Once the reinvestment and replenishment period has ended any repayments of a loan in the applicable CLO will require us to pay down the most senior debt in such CLO resulting in an increase in our cost of funds.

Furthermore, if any CLO that we sponsor or in which we hold interests fails to meet certain tests relevant to the most senior debt issued and outstanding by the CLO issuer, an event of default may occur under that CLO. If that occurs, (i) if we were serving as manager of such CLO, our ability to manage the CLO may be terminated and (ii) our ability to attempt to cure any defaults in such CLO may be limited, which would increase the likelihood of a reduction or elimination of cash flow and returns to us in such CLO for an indefinite time.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners' financial condition and liquidity and disputes between us and our joint venture partners.

We may make investments through joint ventures. Such joint venture investments may involve risks not otherwise present when we make investments without partners, including the following:

- we may not have exclusive control over the investment or the joint venture, which may prevent us from taking actions that are in our best interest and could create the potential risk of creating impasses on decisions, such as with respect to acquisitions or dispositions;
- joint venture agreements often restrict the transfer of a partner's interest or may otherwise restrict our ability to sell the interest when we desire and/or on advantageous terms;
- joint venture agreements may contain buy-sell provisions pursuant to which one partner may initiate procedures requiring the other partner to choose between buying the other partner's interest or selling its interest to that partner;
- a partner may, at any time, have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals;
- a partner may be in a position to take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT and our exemption from registration under the Investment Company Act;
- a partner may fail to fund its share of required capital contributions or may become bankrupt, which may mean that we and any other remaining partners generally would remain liable for the joint venture's liabilities;
- our relationships with our partners are contractual in nature and may be terminated or dissolved under the terms of the applicable joint venture agreements and, in such event, we may not continue to own or operate the interests or investments underlying such relationship or may need to purchase such interests or investments at a premium to the market price to continue ownership;
- disputes between us and a partner may result in litigation or arbitration that could increase our expenses and prevent our Manager and our officers and directors from focusing their time and efforts on our business and could result in subjecting the investments owned by the joint venture to additional risk; or
- we may, in certain circumstances, be liable for the actions of a partner, and the activities of a partner could adversely affect our ability to qualify as a REIT or maintain our exclusion from registration under the Investment Company Act, even though we do not control the joint venture.

Any of the above may subject us to liabilities in excess of those contemplated and adversely affect the value of our joint venture investments.

Risks Related to Our Infrastructure Lending Segment

We may not realize all of the anticipated benefits of our prior acquisition of the Infrastructure Lending Segment or such benefits may take longer to realize than expected.

The success of our prior acquisition of the Infrastructure Lending Segment depends, in part, on our ability to realize the anticipated benefits from successfully integrating the Infrastructure Lending Segment with our company. The combination of this business with ours is a complex, costly and time-consuming process. As a result, we are required to devote significant management attention and resources to integrating the Infrastructure Lending Segment with the rest of our company. The integration process may disrupt our business and, if implemented ineffectively, could preclude us from realizing all of the potential benefits we expect to realize with respect to the acquisition. Our failure to meet the challenges involved in the integration could cause an interruption of, or a loss of momentum in, our business and could harm our results of operations. In addition, the integration may result in material unanticipated problems, expenses, liabilities, loss of business relationships and diversion of management's attention, and may cause our stock price to decline. The difficulties relating to the integration process include, among others:

- managing a new area of business;
- the potential diversion of management focus and resources from other strategic opportunities and from operational matters and potential disruption associated with the acquisition;
- maintaining employee morale and retaining key management and other employees;
- integrating two unique business cultures;
- the possibility of faulty assumptions underlying expectations regarding the integration process;
- consolidating corporate and administrative infrastructures;
- coordinating geographically separate organizations;
- unanticipated issues in integrating information technology, communications and other systems;
- unanticipated changes in applicable laws and regulations;
- managing tax costs or inefficiencies associated with the integration process; and
- suffering losses if we do not experience the anticipated benefits of the transaction.

For the Infrastructure Lending Segment to be successful, we must retain and motivate key employees, and failure to do so could seriously harm our business and financial results. In addition, the success of the Infrastructure Lending Segment depends, in part, on our ability to leverage the capabilities of Lotus Infrastructure Partners and Starwood Oil and Gas.

The success of the Infrastructure Lending Segment largely depends on the skills, experience, industry contacts and continued efforts of management and other key personnel. As a result, for the Infrastructure Lending Segment to be successful, we must retain and motivate executives and other key employees. Employees from the Infrastructure Lending Segment may experience uncertainty about their future roles with us until or after strategies relating to the Infrastructure Lending Segment are executed. In addition, the marketplace for infrastructure debt professionals is highly competitive and other infrastructure debt providers may seek to recruit our executives and other key employees. These circumstances may adversely affect our ability to retain executives of the Infrastructure Lending Segment and other key personnel. If we are unable to retain executives and other key employees, the roles and responsibilities of such executive officers and employees will need to be filled either by existing or new officers and employees, which may require us to devote time and resources to identifying, hiring and integrating replacements for the departed executives and employees that could otherwise be used to pursue business opportunities. Moreover, because the marketplace for infrastructure debt professionals is highly competitive, we may not be able to replace departing employees on a timely basis or at all without incurring significant expense.

In addition, we leverage the existing capabilities of Lotus Infrastructure Partners (formerly Starwood Energy Group) and Starwood Oil and Gas, affiliates of our Manager, with respect to our existing and future infrastructure debt investments, and our success depends, in part, on our ability to do so. Neither Lotus Infrastructure Partners or Starwood Oil and Gas has an obligation to provide any services to us, and so our ability to access Lotus Infrastructure Partners' and Starwood Oil and Gas' existing capabilities is dependent on our ongoing relationship with our Manager and Starwood Capital Group. See "—Risks Related to Our Relationship with Our Manager." Accordingly, we may not continue to have access to Lotus Infrastructure Partners or Starwood Oil and Gas and their respective officers and key personnel.

We are subject to the risks of investing in project finance investments, many of which are outside our control, and that may negatively impact our business and financial results.

We are subject to the risks of investing in project finance investments. Infrastructure loans are subject to the risk of default, foreclosure and loss, and the risk of loss may be greater than similar risks associated with loans made on other types of assets. The loan structure for project finance relies primarily on the underlying project's cash flows for repayment, with the project's assets, rights and interests, together with the equity in the project company, typically pledged as collateral. Accordingly, the ability of the project company to repay a project finance loan is dependent upon the successful development, construction and/or operation of such project rather than upon the existence of independent income or assets of the project company. Moreover, the loans are typically non-recourse or limited recourse to the project sponsor, and the project company, as a special purpose entity, typically has no assets other than the project. Accordingly, if the project's cash flows are reduced or are otherwise less than projected, the project company's ability to repay the loan will likely be impaired. The Infrastructure

Lending Segment has made and will continue to make certain estimates regarding project cash flows during the underwriting of its investments. These estimates may not prove accurate, as actual results may vary from estimates. A project's cash flows can be adversely affected by, among other things:

- if the project involves new construction,
  - cost overruns,
  - delays in completion,
  - availability of land, building materials, energy, raw materials and transportation,
  - availability of work force, management personnel and reliable contractors, and
  - natural disasters (fire, drought, flood, earthquake, pandemics, epidemics or other public health emergencies), global climate change, war, civil unrest and strikes affecting contractors, suppliers or markets;
- shortfalls in expected capacity, output or efficiency;
- the terms of the power purchase or other offtake agreements used in the project;
- the creditworthiness of the project company and the project sponsor;
- competition;
- volatility in commodity prices;
- technology deployed, and the failure or degradation of equipment;
- inflation and fluctuations in exchange rates or interest rates;
- operation and maintenance costs;
- unforeseen capital expenditures;
- sufficiency of gas and electric transmission capabilities;
- licensing and permit requirements;
- increased environmental or other applicable regulations, including as it relates to global climate change;
- increased regulatory scrutiny and enforcement; and
- changes in national, international, regional, state or local policies, economic conditions, laws and regulations.

In the event of any default under a project finance loan, we bear the risk of loss of principal to the extent of any deficiency between the value of the collateral, if any, and the principal and accrued interest of the loan, which could have a material adverse effect on our business, financial condition and results of operations. In the event of the bankruptcy of a project company, our investment will be deemed to be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession and our contractual rights may be unenforceable under state or other applicable law. Foreclosure proceedings against a project can be an expensive and lengthy process, which could have a substantial negative effect on our anticipated return on the foreclosed investment.

The investment portfolio of our Infrastructure Lending Segment is concentrated in the power industry and, to a lesser extent, the midstream oil and gas industry, which subjects the portfolio to more risks than if the investments were more diversified.

Many of the investments in the portfolio of our Infrastructure Lending Segment are focused in the power industry, including thermal power and renewable power. If there is a downturn in the U.S. or global power industry generally, the applicable infrastructure investments may default or not perform in accordance with expectations. In addition to the factors described above regarding the general risks of investing in project finance, the power industry and its subsectors can be adversely affected by, among other factors:

- market pricing for electricity;
- change in creditworthiness of the offtaker;
- unforeseen capital expenditures;
- government regulation and policy change; and
- world and regional events, politics and economic conditions.

In addition to investments focused in the power industry, our portfolio also contains a concentration of investments related to projects in the midstream oil and gas industry, which also subjects us to certain risks inherent in the midstream oil and gas industry.

Loans to power projects or midstream oil and gas projects may be adversely affected if production from the projects declines. Such declines may be caused by various factors, including, as applicable, decreased access to capital or loss of economic incentive to complete a project or continue to operate a project, depletion of resources, catastrophic events affecting production, labor difficulties, political events, environmental proceedings, increased regulations, equipment failures and unexpected maintenance problems, failure to obtain necessary permits, unscheduled outages, unanticipated expenses, inability to successfully carry out new construction or acquisitions, import or export supply and demand disruptions or increased competition from alternative energy sources.

The default of one or more of the infrastructure loans as a result of a downturn within the energy industry or the midstream oil and gas industry generally, could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty meeting our obligations on the unfunded commitments of the infrastructure loans, which could have a material adverse effect on us.

Under certain circumstances, we may find it difficult to meet our remaining funding obligations with the existing infrastructure loans, or with respect to future infrastructure loans, from our ordinary operations. In such situations, in order to meet our then-existing funding obligations, we may be required to: (i) sell assets in adverse market conditions; (ii) borrow on unfavorable terms; or (iii) fund the infrastructure loans with amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. These alternatives could increase our costs or reduce our equity. Thus, compliance with the funding obligations with respect to the infrastructure loans may hinder our ability to grow, which could have a material adverse effect on our business, financial condition and results of operations. In the event that we are unable to meet our funding obligations with respect to one or more infrastructure loans, we would be in breach of such loan(s), which could damage our reputation and could result in a lawsuit being brought by the project company or others, which could result in substantial costs and divert our attention and resources.

The power and oil and gas industries are subject to extensive regulation, which could adversely impact the business and financial performance of the projects to which our infrastructure loans relate.

The projects to which our infrastructure loans relate, which are focused in the power industry and oil and gas industry, are subject to significant and extensive federal, international, state and local governmental regulation, including how facilities are constructed, maintained and operated, environmental and safety controls, and the prices they may charge for the products and services they provide. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Stricter laws, regulations or enforcement policies could be enacted in the future that likely would increase compliance costs, which could adversely affect the business and financial performance of the projects. Any of the foregoing could result in a default on one or more of our investments, which could have a material adverse effect on our business, financial condition and results of operations.

We generally are not able to control the projects underlying our infrastructure loans.

Although the covenants in the financing documentation relating to the infrastructure loans generally restrict certain actions that may be taken by project companies (including restrictions on making equity distributions and incurring additional indebtedness), we generally are not able to control the projects underlying our infrastructure loans. As a result, we are subject to the risk that the project company may make business decisions with which we disagree or that the project company may take risks or otherwise act in ways that do not serve our interests.

Operation of a project underlying an infrastructure loan involves significant risks and hazards that may impair the project company's ability to repay the loan, resulting in its default, which could have a material adverse effect on our business and financial results.

The ongoing operation of a project underlying any of our infrastructure loans involves risks that include, among other things, the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear, latent defect, design error or operator error or force majeure events. In addition to natural risks such as earthquakes, floods, droughts, lightning, wildfires, hurricanes, wind, global climate change and pandemics, epidemics or other public health emergencies, other hazards, such as fire, explosion, structural collapse and machinery failure, acts of terrorism or related acts of war, hostile cyber intrusions or other catastrophic events are inherent risks in the operation of a project. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. Operation of a project also involves risks that the operator will be unable to transport its product to its customers in an efficient manner due to a lack of transmission capacity. Unplanned outages of a project, including extensions of scheduled outages due to mechanical failures or other problems, occur from time to time. Unplanned outages typically increase operation and maintenance expenses and may reduce revenues. While a project typically maintains insurance, obtains warranties from vendors and obligates contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not cover the lost revenues, increased expenses or liquidated damages payments should the project experience equipment breakdown or non-performance by contractors or vendors. A project's inability to operate its assets efficiently, manage capital expenditures and costs and generate earnings and cash flow could have a material adverse effect on the project company's ability to repay the loan, which could result in its default. A default on one or more of the infrastructure loans could have a material adverse effect on our business, financial condition and results of operations.

Loans to companies engaged in oil and gas exploration and production may be exposed to production risk and to commodity price risk.

Certain of the loans in the Infrastructure Lending segment have been, or are expected to be, made to companies that engage in oil and gas exploration and production. These companies generate revenue, and our loans are expected to be repaid, from a combination of (i) sales of oil and gas under contracts pursuant to which third parties – rather than our borrowers – bear most of the risk of commodity price fluctuation and (ii) sales of oil and gas in the open commodity markets at then-prevailing prices. To the extent production from the underlying oil and gas wells is lower than forecasted, there is non-performance by (or a bankruptcy or insolvency of) the counterparty under a commodity contract, or the spot market price for the commodities decreases, the borrowers' revenues, and ability to repay our loan, may be negatively affected.

Tax considerations relating to the Infrastructure Lending Segment may reduce our net proceeds received from interest payments.

The Infrastructure Lending Segment is held in one or more domestic or foreign subsidiaries in order to facilitate our financing of the acquisition of that portfolio and aid in the maintenance of our status as a REIT under the Code. The domestic subsidiary that initially acquired a significant portion of the pre-existing investment portfolio of the Infrastructure Lending Segment is disregarded as to our company for U.S. federal income tax purposes and we have elected to have other foreign and domestic subsidiaries that hold or will hold a portion of the pre-existing portfolio each treated as a TRS. With respect to newly originated infrastructure loans, we will hold such loans either in a subsidiary that is disregarded as to our company for U.S. federal income tax purposes or in foreign or domestic TRSs that are subject to U.S. taxation under the general rules applicable to such corporations. See "—Risks Related to Taxation as a REIT."

Certain interest payments to us or to any such domestic or foreign subsidiary made by the underlying borrowers with respect to the infrastructure loans may be subject to withholding taxes in the jurisdictions in which the related facilities or borrowers are located, which would reduce the net proceeds from such payments that are received by us.

Risks Related to Our Investing and Servicing Segment

The business activities of our Investing and Servicing Segment, particularly our special servicing business, expose us to certain risks.

In our Investing and Servicing Segment, we derive a substantial portion of our cash flows from the special servicing of pools of commercial mortgage loans. As special servicer, we typically receive fees based upon the outstanding balance of the loans that are being specially serviced by us. The balance of loans in special servicing where we act as special servicer could decline significantly and as such our servicing fees could likewise decline materially. The special servicing industry is highly competitive, and our inability to compete successfully with other firms to maintain our existing servicing portfolio and obtain future servicing opportunities could have a material and adverse impact on our future cash flows and results of operations. Because the right to appoint the special servicer for securitized mortgage loans generally resides with the holder of the "controlling class" position in the relevant trust and may migrate to holders of different classes of securities as additional losses are realized, our ability to maintain our existing servicing rights and obtain future servicing opportunities may require, in many cases, the acquisition of additional CMBS. Accordingly, our ability to compete effectively may depend, in part, on the availability of additional debt or equity capital to fund these purchases. To maintain our existing servicing rights and to obtain future assignments, in certain instances our special servicer entity has entered and in the future will enter into a fee sharing arrangement with the holder of the controlling class. Additionally, our existing servicing portfolio is subject to "run off," meaning that mortgage loans serviced by us may be prepaid prior to maturity, refinanced with a mortgage not serviced by us, liquidated through foreclosure, deed-in-lieu of foreclosure or other liquidation processes or repaid through standard amortization of principal, resulting in lower servicing fees and/or lower returns on the subordinated securities owned by us. Improving economic conditions and property prices and declines in interest rates and greater availability of mortgage financing could reduce the incidence of assets going into special servicing and reduce our revenues from special servicing, including as a result of lower fees under new arrangements. The fair value of our servicing rights may decrease under the foregoing circumstances, resulting in losses.

In connection with the special servicing of mortgage loans, a special servicer may, at the direction of the directing certificateholder, generally take actions with respect to the specially serviced mortgage loans that could adversely affect the holders of some or all of the more senior classes of CMBS. We may hold subordinated CMBS and we may or may not be the directing holder in any CMBS transaction in which we also act as special servicer. We may have conflicts of interest in exercising our rights as holder of subordinated classes of CMBS and in owning the entity that also acts as the special servicer for such transactions. It is possible that we, acting as the directing certificateholder for a CMBS transaction, may direct special servicer actions that conflict with the interests of certain other classes of the CMBS issued in that transaction. The special servicer is not permitted to take actions that are prohibited by law or that violate the applicable servicing standard or the terms of the applicable CMBS documentation or the applicable mortgage loan documentation, and we are subject to the risk of claims asserted by mortgage loan borrowers and the holders of other classes of CMBS that we have violated applicable law or, if applicable, the servicing standard and our other obligations under such CMBS documentation or mortgage loan documentation, as a result of actions we may take.

The conduit operations in our Investing and Servicing Segment are subject to volatile market conditions and significant competition. In addition, the conduit business may suffer losses as a result of ineffective or inadequate hedges and credit issues.

The business activities in our Investing and Servicing Segment are subject to an evolving regulatory environment that may affect certain aspects of these activities.

In our Investing and Servicing Segment, we acquire subordinated securities issued by and act as special servicer for securitizations. Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), various federal agencies have promulgated a rule that generally requires issuers in securitizations to retain 5% of the risk associated with the securities. While the rule as adopted generally allows the purchase of the CMBS B-Piece by a party not affiliated with the issuer to satisfy the risk retention requirement, current CMBS B-Pieces are generally not large enough to fully satisfy the 5% requirement. Accordingly, buyers of B-Pieces such as us may be required to purchase larger B-Pieces, potentially reducing returns on such investments. Furthermore, any such B-Pieces purchased by a party (such as us) unaffiliated with the issuer generally cannot be transferred for a period of five years following the closing date of the securitization or hedged against credit risk. These restrictions may reduce our liquidity and could potentially reduce our returns on such investments.

The mortgage loan servicing activities of our Investing and Servicing Segment are subject to a still evolving set of regulations, including regulations being promulgated under the Dodd-Frank Act. In addition, various governmental authorities have increased their investigative focus on the activities of mortgage loan servicers. As a result, we may have to spend additional resources and devote additional management time to address any regulatory concerns, which may reduce the resources available to grow our business. In addition, if we fail to operate the servicing activities of our Investing and Servicing Segment in compliance with existing and future regulations, our business, reputation, financial condition or results of operations could be materially and adversely affected.

The risks of investment in subordinated CMBS are magnified in the case of our Investing and Servicing Segment, where the principal payments received by the CMBS trust are made in priority to the higher rated securities.

CMBS are subject to the various risks that relate to the pool of underlying commercial mortgage loans and any other assets in which the CMBS represents an interest. In addition, CMBS are subject to additional risks arising from the geographic, property type and other types of concentrations in the pool of underlying commercial mortgage loans, which risks are magnified by the subordinated nature of the CMBS in which we invest in our Investing and Servicing Segment. In the event of defaults on the mortgage loans in the CMBS trusts, we bear a risk of loss on our related subordinated CMBS to the extent of deficiencies between the value of the collateral and the principal, accrued interest and unpaid fees and expenses on the mortgage loans, which may be offset to some extent by the special servicing fees received by us on those mortgage loans. The yield to maturity on the CMBS depends largely upon the price paid for the CMBS, which are generally sold at a discount at issuance and trade at even steeper discounts in the secondary markets. Further, the yield to maturity on CMBS depends, in significant part, upon the rate and timing of principal payments on the underlying mortgage loans, including both voluntary prepayments, if permitted, and involuntary prepayments, such as prepayments resulting from casualty or condemnation, defaults and liquidations or repurchases upon breaches of representations and warranties or document defects. Any changes in the weighted average lives of CMBS may adversely affect yield on the CMBS. Prepayments resulting in a shortening of weighted average lives of CMBS may be made at a time of low interest rates when we may be unable to reinvest the resulting payment of principal on the CMBS at a rate comparable to that being earned on the CMBS, while delays and extensions resulting in a lengthening of those weighted average lives may occur at a time of high interest rates when we may have been able to reinvest scheduled principal payments at higher rates.

The exercise of remedies and successful realization of liquidation proceeds relating to commercial mortgage loans underlying CMBS may be highly dependent on our performance as special servicer. We attempt to underwrite investments on a "loss-adjusted" basis, which projects a certain level of performance. However, this underwriting may not accurately predict the timing or magnitude of such losses. To the extent that this underwriting has incorrectly anticipated the timing or magnitude of losses, our business may be adversely affected. Some of the mortgage loans underlying the CMBS are in default and additional loans may default in the future. In the case of such defaults, cash flows of CMBS investments held by us may be adversely affected as any reduction in the mortgage payments or principal losses on liquidation of any mortgage loan may be applied to the class of CMBS securities relating to such defaulted loans that we hold.

The market value of CMBS could fluctuate materially as a result of various risks that are out of our control and may result in significant losses.

The market value of CMBS investments could fluctuate materially over time as the result of changes in mortgage spreads, treasury bond interest rates, capital market supply and demand factors, and many other factors that affect high-yield fixed income products. These factors are out of our control and could impair our ability to obtain short-term financing on the CMBS. CMBS investments, especially subordinated classes of CMBS, may have no, or only a limited, trading market. The financial markets have experienced and may continue to experience volatility and reduced liquidity, which may continue and reduce the market value of CMBS. Some or all of the CMBS, especially subordinated classes of CMBS, may be subject to restrictions on transfer and may be considered illiquid.

Most of the assets in our Investing and Servicing Segment are held through, or are ownership interests in, entities subject to entity level or foreign taxes, which cannot be passed through to, or used by, our stockholders to reduce taxes they owe.

Most of the assets in our Investing and Servicing Segment are held through a TRS, which is subject to entity level taxes on income that it earns. Such taxes have materially increased the taxes paid by our TRSs. In addition, certain of the assets in our Investing and Servicing Segment include entities organized or assets located in foreign jurisdictions. Taxes that we or such entities pay in foreign jurisdictions may not be passed through to, or used by, our stockholders as a foreign tax credit or otherwise.

Our Consolidated Financial Statements changed materially following our acquisition of LNR, as we became required to consolidate the assets and liabilities of CMBS pools in which we own the controlling class of subordinated securities and are considered the "primary beneficiary."

Following our acquisition of LNR in 2013, we became required to consolidate the assets and liabilities of certain CMBS pools in which we own the controlling class of subordinated securities into our financial statements, even though the value of the subordinated securities may represent a small interest relative to the size of the pool. Under GAAP, companies are required to consolidate VIEs in which they are determined to be the primary beneficiary. A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents, has a potentially significant interest in the entity and controls the entity's significant decisions. As a result of the foregoing, our financial statements are more complex and may be more difficult to understand than if we did not consolidate the CMBS pools.

Risks Related to Our Organization and Structure

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law (the "MGCL") that are applicable to Maryland REITs, such as the Company, may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock. We are subject to the "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of our then outstanding voting capital stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting capital stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder. After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of our voting capital stock and (ii) two-thirds of the votes entitled to be cast by holders of voting capital stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority voting requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL also do not apply to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted business combinations between us and any other person, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person).

The “control share” provisions of the MGCL provide that “control shares” of a Maryland corporation (defined as shares which, when aggregated with other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our personnel who are also our directors. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock, but this provision could be amended or eliminated at any time in the future.

The “unsolicited takeover” provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not yet have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then current market price.

Our authorized but unissued shares of common and preferred stock may prevent a change in control.

Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors may establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders.

Maintenance of our exemption from registration under the Investment Company Act imposes significant limits on our operations.

We intend to continue to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. Because we are a holding company that conducts our businesses primarily through wholly-owned subsidiaries, the securities issued by these subsidiaries that are excepted from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, together with any other investment securities we own, may not have a combined value in excess of 40% of the value of our adjusted total assets on an unconsolidated basis. The term “investment securities” generally includes all securities except cash, investments in U.S. money market funds, U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exemption from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. This requirement limits the types of businesses in which we may engage through our subsidiaries. In addition, the assets we and our subsidiaries may acquire are limited by the provisions of the Investment Company Act and the rules and regulations promulgated under the Investment Company Act, which may adversely affect our performance.

If the value of securities issued by our subsidiaries that are excepted from the definition of “investment company” by Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we own, exceeds 40% of our adjusted total assets on an unconsolidated basis, or if one or more of such subsidiaries fail to maintain an exception or exemption from the Investment Company Act, we could, among other things, be required either (i) to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company or (ii) to register as an investment company under the Investment Company Act, either of which could have an adverse effect on us and the market price of our securities. If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters.

The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat entities in which we own at least 50% of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test referenced above. We have not requested that the SEC or its staff approve our treatment of any entity as a majority-owned subsidiary, and neither has done so. If the SEC or its staff was to disagree with our treatment of one or more subsidiary entities as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test.

Many of our subsidiaries rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities "primarily engaged in [the business of] . . . purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion, as interpreted by the SEC staff, generally requires that at least 55% of a subsidiary's portfolio must be comprised of qualifying real estate assets and at least 80% of its portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets). In addition, certain of our subsidiaries in our Infrastructure Lending Segment may seek to rely, among other things, on the exceptions from the definition of "investment company" contained in Section 3(c)(5)(A) or Section 3(c)(5)(B) of the Investment Company Act. Section 3(c)(5)(A) provides an exception from the definition of "investment company" for entities that are primarily engaged in the business of purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services. Section 3(c)(5)(B) excepts from the definition of "investment company" entities that are primarily engaged in the business of making loans to manufacturers, wholesalers, retailers and prospective purchasers of specified merchandise, insurance or services.

As with other provisions of the Investment Company Act, including Section 3(c)(5)(C), reliance on Sections 3(c)(5)(A) and/or 3(c)(5)(B) is based in large part on the nature of the assets held by the relevant entities, and we have analyzed the availability of Section 3(c)(5)(A) and/or 3(c)(5)(B) to certain of our subsidiaries in the Infrastructure Lending Segment based on guidance from the SEC staff on the types of assets that qualify an entity to rely on either exception. However, the SEC guidance is somewhat limited in this area and the SEC may in the future issue additional guidance through no action letters or otherwise, and there can be no assurance that the assets of our subsidiaries in the Infrastructure Lending Segment will conform to such guidance.

In that regard, to the extent that any of such subsidiaries can no longer rely on the above Sections, such subsidiaries may be required to rely on other exceptions from the definition of "investment company", such as Section 3(c)(1) or 3(c)(7), in which case we will need to treat our holdings therein as investment securities for purposes of the 40% test described above, or otherwise change the manner in which they conduct operations. Any such change could have an adverse effect on the performance of such subsidiaries and their ability to conduct their operations as currently contemplated.

The SEC has periodically solicited public comment on a wide range of issues relating to Section 3(c)(5)(C) of the Investment Company Act, including the nature of the assets that qualify for purposes of the exemption and whether mortgage REITs should be regulated in a manner similar to investment companies. The laws and regulations governing the Investment Company Act status of REITs, including the Division of Investment Management of the SEC providing more specific or different guidance regarding these exemptions, could change in a manner that adversely affects our operations. If we or our subsidiaries fail to maintain an exception or exemption from the Investment Company Act, we could, among other things, be required to (i) change the manner in which we conduct our operations to avoid being required to register as an investment company, (ii) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (iii) register as an investment company (which, among other things, would require us to comply with the leverage constraints applicable to investment companies), any of which could negatively affect the value of our common stock, the sustainability of our business model and our ability to make distributions to our stockholders, which could, in turn, materially and adversely affect the market price of our common stock.

Rapid changes in the values of our real estate-related and other investments may make it more difficult for us to maintain our qualification as a REIT or exemption from the Investment Company Act.

If the market value or income potential of real estate-related or other investments declines as a result of increased interest rates, prepayment rates or other factors, including changes in carrying value of certain assets made in accordance with CECL, we may need to increase our real estate investments and income and/or liquidate our non-qualifying assets in order to maintain our REIT qualification or exemption from the Investment Company Act. Moreover, we may have to take similar action if the market value or income potential of any investment securities that we own increases. If the change in real estate or other asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-qualifying assets that we may own. We may have to make investment decisions that we otherwise would not make absent the REIT and Investment Company Act considerations.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Under Maryland law generally, a director's actions will be upheld if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter authorizes us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to fund the defense costs incurred by our directors and officers. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with other companies.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that a director may only be removed for cause upon the affirmative vote of holders of two-thirds of the votes entitled to be cast in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

Ownership limitations may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their shares.

In order for us to qualify as a REIT, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. "Individuals" for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. To preserve our REIT qualification, our charter generally prohibits any person from directly or indirectly owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our capital stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock. This ownership limitation could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

Risks Related to Taxation as a REIT

If we do not qualify as a REIT or fail to remain qualified as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

We intend to continue to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes. We have not requested nor obtained a ruling from the IRS as to our REIT qualification. Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT depends on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our analysis of the character of our income and our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements as described below. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes. Accordingly, there can be no assurance that the IRS will not contend that our interests in subsidiaries or in securities of other issuers will not cause a violation of the REIT requirements.

If we were to fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax and applicable state and local taxes, on our taxable income at regular corporate rates, and distributions made to our stockholders would not be deductible by us in computing our taxable income. In addition, we could possibly be subject to the corporate alternative minimum tax and the 1% excise tax on stock repurchases (and certain economically similar transactions), effective for taxable years beginning after December 31, 2022. Any such tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year in which we failed to qualify as a REIT.

Ordinary dividends payable by REITs do not qualify for the reduced tax rates available for some corporate dividends.

The maximum tax rate applicable to "qualified dividends" payable by regular U.S. corporations to domestic stockholders that are individuals, trusts or estates is currently 20%. Dividends payable by REITs generally are not eligible for that reduced rate. However, pursuant to the 2017 Tax Cuts and Jobs Act, such domestic stockholders may generally be allowed to deduct from their taxable income one-fifth of the ordinary dividends payable to them by REITs for taxable years beginning before January 1, 2026. This would amount to a reduction in the effective tax rate on REIT dividends as compared to prior law. To qualify for this deduction, the domestic stockholder receiving such dividend must hold the dividend-paying REIT shares for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the shares become ex-dividend, and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property.

However, the more favorable rates that will nevertheless continue to apply to regular corporate qualified dividends could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive as a federal income tax matter than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including ours.

REIT distribution requirements could adversely affect our ability to continue to execute our business plan.

We generally must distribute annually at least 90% of our taxable income, subject to certain adjustments and excluding any net capital gain, in order for U.S. federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to continue to make distributions to our stockholders to comply with the REIT requirements of the Code.

From time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. For example, we may be required to accrue income from mortgage loans, MBS and other types of debt securities or interests in debt securities before we receive any payments of interest or principal on such assets. We may also acquire distressed debt investments that are subsequently modified by agreement with the borrower, or we may be required to amend other debt investments. If the amendments to the outstanding debt are "significant modifications" under the applicable U.S. Treasury regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower, with gain recognized by us to the extent that the principal amount of the modified debt exceeds our cost of purchasing it prior to modification. In addition, we are generally required to recognize certain amounts in income no later than the time such amounts are reflected on our financial statements filed with the SEC.

We may also be required under the terms of indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our stockholders.

As a result, we may find it difficult or impossible to meet distribution requirements from our ordinary operations in certain circumstances. In particular, where we experience differences in timing between the recognition of taxable income and the actual receipt of cash, the requirement to distribute a substantial portion of our taxable income could cause us to: (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt or (iv) make a taxable distribution of our shares, as part of a distribution in which stockholders may elect to receive shares (subject to a limit measured as a percentage of the total distribution), in order to comply with REIT requirements. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

We may choose to make distributions to our stockholders in our own stock, or make a distribution of a subsidiary's common stock, in which case our stockholders could be required to pay income taxes in excess of the cash dividends they receive.

We may in the future distribute taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder. We may also determine to distribute a taxable dividend in the stock of a subsidiary in connection with a spin-off or other transaction. Taxable stockholders receiving such distributions will be required to include the full amount of the distribution as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the stock that it receives as a dividend in order to pay this tax, the sale proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of that stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S.

tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock.

The stock ownership limit imposed by the Code for REITs and our charter may restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year following our first year. Our charter, with certain exceptions, authorizes our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% of the aggregate value of our outstanding capital stock. Our board may grant an exemption in its sole discretion, subject to such conditions, representations and undertakings as it may determine. The ownership limits imposed by the tax law are based upon direct or indirect ownership by "individuals," but only during the last half of a tax year. The ownership limits contained in our charter key off the ownership at any time by any "person," which term includes entities. These ownership limitations in our charter are common in REIT charters and are intended to provide added assurance of compliance with the tax law requirements, and to minimize administrative burdens. However, these ownership limits might also delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Even as a REIT, we may face tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, taxes on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes, such as mortgage recording taxes. In addition, in order to continue to meet the REIT qualification requirements, prevent the recognition of certain types of non-cash income, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold a significant amount of our assets through our TRSs or other subsidiary corporations that will be subject to corporate-level income tax at regular rates. In addition, although REITs are not subject to the corporate alternative minimum tax, a TRS may be subject to this tax if a TRS's three-year average annual adjusted financial statement income exceeds $1 billion. Furthermore, if we lend money to a TRS, the TRS may be unable to deduct all or a portion of the interest paid to us, which could result in an even higher corporate-level tax liability. Any of these taxes would decrease cash available for distribution to our stockholders.

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities.

To qualify as a REIT for U.S. federal income tax purposes, we must satisfy ongoing tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts that we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. In addition, in certain cases, the modification of a debt instrument could result in the conversion of the instrument from a qualifying real estate asset to a wholly or partially non-qualifying asset that must be contributed to a TRS or disposed of in order for us to maintain our REIT status. Compliance with the source-of-income requirements may also limit our ability to acquire debt instruments at a discount from their face amount. Thus, compliance with the REIT requirements may hinder our ability to make, and in certain cases to maintain ownership of, certain attractive investments.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and certain kinds of MBS. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to qualify as a REIT.

We have entered into financing arrangements that are structured as sale and repurchase agreements pursuant to which we would nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings which are secured by the assets sold pursuant thereto. We believe that we would be treated for REIT asset and income test purposes as the owner of the assets that are the subject of any such sale and repurchase agreement notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.

We may acquire debt instruments in the secondary market for less than their face amount. The discount at which such debt instruments are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as "market discount" for U.S. federal income tax purposes. Under the rules applicable in reporting market discount as income, such market discount may have to be included in income as if the debt instruments were assured of being collected in full. If we ultimately collect less on the debt instruments than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions. In addition, we may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under applicable U.S. Treasury regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize taxable gain to the extent the principal amount of the modified debt exceeds our adjusted tax basis in the unmodified debt, even if the value of the debt or the payment expectations have not changed.

Moreover, some of the MBS that we acquire may have been issued with original issue discount. We will be required to report such original issue discount based on a constant yield method and will be taxed based on the assumption that all future projected payments due on such MBS will be made. If such MBS turns out not to be fully collectible, an offsetting loss deduction will become available only in the later year that uncollectability is provable.

Finally, in the event that any debt instruments or MBS acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. Similarly, we may be required to accrue interest income with respect to subordinate MBS at its stated rate regardless of whether corresponding cash payments are received or are ultimately collectible. In each case, while we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the utility of that deduction could depend on our having taxable income in that later year or thereafter.

If any of our subsidiary REITs failed to qualify as a REIT, we could be subject to higher taxes, fail to remain qualified as a REIT and/or be subject to other adverse consequences.

We own and may acquire direct or indirect interests in one or more entities that have elected or will elect to be taxed as REITs under the Code (each, a "Subsidiary REIT"). A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to U.S. federal income tax and applicable state and local taxes on its taxable income at regular corporate rates, (ii) the Subsidiary REIT's failure to so qualify could have an adverse effect on our ability to comply with the REIT income and asset tests, and thus could impair our ability to qualify as a REIT unless we could avail ourselves of certain relief provisions and (iii) such failure could also cause certain entities owned by the Subsidiary REIT that are intended to be treated as "qualified REIT subsidiaries" (or otherwise as disregarded) to be treated as taxable mortgage pools ("TMPs"), which could cause adverse tax and other adverse consequences.

The "taxable mortgage pool" rules will increase the taxes that we, or our stockholders may, incur and limit our actions with respect to our taxable mortgage pools.

Securitizations in the form of bonds or notes secured principally by mortgage loans generally result in the creation of TMPs for U.S. federal income tax purposes. The debt securities issued by TMPs are sometimes referred to as "collateralized mortgage obligations" ("CMOs"), which include CLOs. We have issued CLOs through TMPs. Unless a TMP is wholly-owned by a REIT, it is subject to taxation as a corporation. However, so long as a REIT owns 100% of the equity interests in a TMP, the TMP will not be taxed as a corporation. Instead, certain categories of the REIT's stockholders, such as foreign stockholders eligible for treaty or sovereign benefits, stockholders with net operating losses, and generally tax-exempt stockholders that are subject to unrelated business income tax, may be subject to taxation, or to increased taxes, on any portion, known as "excess inclusions", of their dividend income from the REIT that is attributable to the TMP, but only to the extent that the REIT actually distributes "excess inclusions" to them. We intend not to distribute "excess inclusions", but to pay the tax on "excess inclusions" ourselves. Notwithstanding our intention to try to avoid distributions to our stockholders of "excess inclusions", it is possible that some portion of our dividends to our stockholders may be so characterized.

In order to control better, and to attempt to avoid, the distribution of "excess inclusions" to our stockholders, all of our TMPs are wholly-owned by a Subsidiary REIT that has elected to be treated as a REIT. Our Subsidiary REIT is required to satisfy, on a stand-alone basis, the REIT asset, income, organizational, distribution, stockholder ownership and other requirements described above, and if it were to fail to qualify as a REIT, then our Subsidiary REIT would face adverse tax consequences similar to those described above with respect to our qualification as a REIT and, as described above, failure could have an adverse effect on our ability to comply with the REIT income and asset tests and thus could impair our ability to qualify as a REIT unless we could avail ourselves of certain relief provisions.

Because our TMPs must at all times be owned by a REIT, we are restricted from selling equity interests in it, or selling any notes or bonds issued by it that might be considered to be equity for tax purposes, to other investors if doing so would subject it to taxation. These restrictions limit the liquidity of our investments in our TMPs and may prevent us from incurring greater leverage on that investment in order to maximize our returns from it.

The tax on prohibited transactions may limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, which would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of or securitize loans in a manner that was treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us.

Our investments in construction loans require us to make estimates about the fair value of land improvements that may be challenged by the IRS.

We invest in construction loans, the interest from which is qualifying income for purposes of the REIT income tests, provided that the loan value of the real property securing the construction loan is equal to or greater than the highest outstanding principal amount of the construction loan during any taxable year. For purposes of construction loans, the loan value of the real property is the fair value of the land plus the reasonably estimated cost of the improvements or developments (other than personal property) that secure the loan and that are to be constructed from the proceeds of the loan. There can be no assurance that the IRS would not challenge our estimate of the loan value of the real property.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We invest in mezzanine loans, for which the IRS has provided a safe harbor but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. We may acquire mezzanine loans that do not meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan's treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, we could fail to qualify as a REIT.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Any income from a hedging transaction we enter into either (i) to manage risk of interest rate or price changes with respect to borrowings made or to be made to acquire or carry real estate assets, (ii) to manage risk of currency fluctuations with respect to items of income that qualify for purposes of the REIT 75% or 95% gross income tests or assets that generate such income or (iii) to hedge another instrument that hedges risks described in clause (i) or (ii) for a period following the extinguishment of the liability or the disposition of the asset that was previously hedged by the instrument, and provided that, in each case, the applicable hedging instrument is properly identified under applicable U.S. Treasury regulations, does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we intend to limit our use of advantageous hedging techniques or implement those hedges through a domestic TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will not directly reduce our REIT taxable income but may reduce current or future taxable income in the TRS.

Partnership tax audits could increase the tax liability borne by us in the event of a U.S. federal income tax audit of a subsidiary partnership.

In connection with U.S. federal income tax audits of partnerships (such as certain of our subsidiaries) and the collection of any tax resulting from any such audits or other tax proceedings, the partnership itself may be liable for partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed from the affected partners, subject to a higher rate of interest than otherwise would apply. Although regulations have been issued and address some aspects of these rules, questions remain as to how they will apply. These rules could increase the U.S. federal income tax, interest, and/or penalties economically borne by us in the event of a U.S. federal income tax audit of a subsidiary partnership in comparison to prior law.

Legislative or other actions affecting REITs could materially and adversely affect us and our stockholders.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could materially and adversely affect us and our stockholders. We cannot predict how changes in the tax laws might affect us or our stockholders. New legislation, U.S. Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the U.S. federal income tax consequences of such qualification.

General Risk Factors

Changes in accounting rules and other policy or regulatory changes could occur at any time and could impact us in significantly negative ways that we are unable to predict or protect against.

The SEC, the Financial Accounting Standards Board ("FASB") and other regulatory bodies that establish the accounting rules applicable to us have proposed or enacted a wide array of changes to accounting rules over the last several years. Moreover, in the future, these regulators may propose additional changes that we do not currently anticipate. Changes to accounting rules that apply to us could significantly impact our business or our reported financial performance in negative ways that we cannot predict or protect against. We cannot predict whether any changes to current accounting rules will occur or what impact any codified changes will have on our business, results of operations, liquidity or financial condition.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

As a public company, we are required to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we believe that internal controls were effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting as of the required dates. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could materially and adversely affect us by, for example, leading to a decline in our stock price and impairing our ability to raise capital.

Our board of directors has approved very broad investment guidelines for our Manager and does not approve each investment and financing decision made by our Manager unless required by our investment guidelines.

Our Manager is authorized to follow very broad investment guidelines which enable our Manager to make investments on our behalf in a wide array of assets. Our board of directors will periodically review our investment guidelines and our investment portfolio but will not, and will not be required to, review all of our proposed investments, except that any investment that is equal to or in excess of $250.0 million but less than $400.0 million will require approval of the investment committee of our board of directors and any investment that is equal to or in excess of $400.0 million will require approval of our board of directors. See "Item 1. Business—Investment Guidelines" in this Form 10-K for additional information regarding these investment guidelines. In addition, in conducting periodic reviews, our board of directors may rely and may make investments through affiliates primarily on information provided to them by our Manager. Furthermore, our Manager may use complex strategies, and transactions entered into by our Manager may be costly, difficult or impossible to unwind by the time they are reviewed by our board of directors. Our Manager (or such affiliates) has great latitude within the broad parameters of our investment guidelines in determining the types and amounts of target assets it decides are attractive investments for us, which could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. Further, decisions made and investments and financing arrangements entered into by our Manager may not fully reflect the best interests of our stockholders.

New investments may not be profitable (or as profitable as we expect), may increase our exposure to certain industries, may increase our exposure to interest rate, foreign currency, real estate market or credit market fluctuations, may divert managerial attention from more profitable opportunities and may require significant financial resources. A change in our investment strategy may also increase any guarantee obligations we agree to incur or increase the number of transactions we enter into with affiliates. Moreover, new investments may present risks that are difficult for us to adequately assess, given our lack of familiarity with a particular type of investment. The risks related to new investments or the financing risks associated with such investments could adversely affect our results of operations, financial condition and liquidity, and could impair our ability to make distributions to our stockholders.

Our board of directors has in the past and may in the future at any time change one or more of our investment strategy or guidelines, financing strategy or leverage policies without stockholder consent.

Our board of directors has in the past and may in the future at any time change one or more of our investment strategy or guidelines, financing strategy or leverage policies with respect to investments, acquisitions, growth, operations, indebtedness, capitalization and distributions without the consent of our stockholders, which could result in an investment portfolio with a different risk profile. Any change in our investment strategy may increase our exposure to interest rate risk, default risk and real estate market fluctuations. These changes could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

We operate in a highly competitive market for investment opportunities and competition may limit our ability to acquire desirable investments in our target assets and could also affect the pricing of these investment opportunities.

We operate in a highly competitive market for investment opportunities. Our profitability depends, in large part, on our ability to acquire our target assets at attractive prices. In acquiring our target assets, we compete with a variety of institutional investors, including other REITs, commercial and investment banks, specialty finance companies, public and private funds (including other funds managed by Starwood Capital Group), commercial finance and insurance companies and other financial institutions. Many of our competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Several other REITs have raised significant amounts of capital and may have investment objectives that overlap with ours, which may create additional competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us, such as funding from the U.S. government, if we are not eligible to participate in programs established by the U.S. government. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from the Investment Company Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than we do. Furthermore, competition for investments in our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, desirable investments in our target assets may be limited in the future and we may not be able to continue to take advantage of attractive investment opportunities from time to time, as we may not be able to identify and make additional investments that are consistent with our investment objectives.

Cybersecurity risks could result in the loss of data, interruptions in our business, damage to our reputation, and result in increased costs and financial losses that could have a material adverse effect on our business and results of operations.

Our operations are dependent on information systems and technology, and we rely heavily on our financial, accounting, communications and other data processing systems. Such systems may fail to operate properly or become disabled as a result of tampering or a breach of the network security systems or otherwise. Our network systems and storage applications, and those systems and storage and other business applications maintained by our third party providers, may be subject to attempts to gain unauthorized access, breach, malfeasance or other system disruptions.

Cybersecurity incidents and cyber-attacks, ransomware attacks, and social engineering attempts (including business email compromise attacks) have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. There have been a number of recent highly publicized cases involving the dissemination, theft and destruction of corporate information as a result of a failure to follow procedures by employees or contractors or as a result of actions by a variety of third parties. There can be no assurance that the measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently, may persist undetected over extended periods of time, and may not be mitigated in a timely manner to prevent or minimize the impact of an attack. The loss, disclosure or misappropriation of, or unauthorized access to, information or our failure to meet our obligations could result in legal claims or proceedings, penalties and remediation costs. See "Item 1C. Cybersecurity" in this Form 10-K for a discussion of how we address these cybersecurity risks.

We are subject to risks from natural disasters such as earthquakes and severe weather, including as the result of global climate changes, which may result in damage to our properties.

Natural disasters and severe weather such as earthquakes, tornadoes, hurricanes or floods may result in significant damage to the properties securing our loans or in which we invest. In addition, our investments may be exposed to new or increased risks and liabilities associated with global climate change, such as increased frequency or intensity of adverse weather and natural disasters, which could negatively impact our and our borrowers' businesses and the value of the properties securing our loans or in which we invest. The extent of our or our borrowers' casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake) or destructive weather event (such as a hurricane) affecting a region may have a significant negative effect on our financial condition and results of operations. We may be materially and adversely affected by our exposure to losses arising from natural disasters or severe weather, including those associated with global climate change.

In addition, global climate change concerns could result in additional legislation and regulatory requirements, including those associated with the transition to a low-carbon economy, which could increase expenses or otherwise adversely impact our business, results of operations and financial condition, or the business, results of operations and financial condition of our borrowers.

Our business may be adversely affected as the result of environmental, social and governance matters.

Our business faces increasing public scrutiny related to environmental, social and governance ("ESG") matters. In particular, shareholder, public and governmental expectations have been increasing with respect to ESG activities, including with respect to corporate responsibility, sustainability, diversity, equity and inclusion and climate change. A number of organizations measure the performance of companies on various ESG topics, and the results of these assessments may be widely-publicized and may change frequently. Shareholders and prospective investors may use these assessments to, among other matters, determine whether to invest in our securities, engage with us to advocate for improved ESG performance or disclosure, make voting decisions, or take other actions to hold us and our board of directors accountable with respect to ESG matters. We also face reputational damage in the event we or our Manager does not meet the ESG-related standards or expectations of shareholders, prospective investors or other stakeholders, or if we are unable to achieve acceptable ESG assessments from third parties.

In addition, new laws or regulations may be enacted that require certain ESG-related disclosures or performance. Compliance with any such new laws or regulations would increase our regulatory burden, and compliance could be difficult and expensive. The failure to comply with any ESG-related laws or regulations could materially and adversely impact the value of our stock and limit our ability to fund future growth, or result in investigations or litigation, or the threat thereof.

The market price and trading volume of our common stock could be volatile and the market price of our common stock could decline, resulting in a substantial or complete loss of your investment.

The stock markets, including the New York Stock Exchange (the "NYSE"), which is the exchange on which our common stock is listed, have experienced significant price and volume fluctuations. In the past, overall weakness in the economy and other factors have contributed to extreme volatility of the equity markets generally, including the market price of our common stock. As a result, the market price of our common stock has been and may continue to be volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. Some of the factors that could negatively affect our stock price or result in fluctuations in the price or trading volume of our common stock include:

- our actual or projected operating results, financial condition, cash flows and liquidity, or changes in business strategy or prospects;
- actual or perceived conflicts of interest with our Manager or Starwood Capital Group and individuals, including our executives;

- equity issuances by us or share resales by our stockholders, or the perception that such issuances or resales may occur;
- actual or anticipated accounting problems;
- publication of research reports about us or the real estate industry;
- changes in market valuations of similar companies;
- adverse market reaction to the level of leverage we employ;
- additions to or departures of our Manager's or Starwood Capital Group's key personnel;
- speculation in the press or investment community;
- our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;
- increases in market interest rates, which may lead investors to demand a higher distribution yield for our common stock and would result in increased interest expenses on our debt;
- failure to maintain our REIT qualification;
- uncertainty regarding our exemption from the Investment Company Act;
- price and volume fluctuations in the stock market generally; and
- general market and economic conditions, including the current state of the credit and capital markets.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their share price. This type of litigation could result in substantial costs and divert our attention and resources.

There may be future dilution of our common stock as a result of additional issuances of our securities, which could adversely impact our stock price.

Our board of directors is authorized under our charter to, among other things, authorize the issuance of additional shares of our common stock or the issuance of shares of preferred stock or additional securities convertible or exchangeable into equity securities, without stockholder approval. Future issuances of our common stock or shares of preferred stock or securities convertible or exchangeable into equity securities may dilute the ownership interest of our existing stockholders. Because our decision to issue additional equity or convertible or exchangeable securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future issuances. Additionally, any convertible or exchangeable securities that we issue may have rights, preferences and privileges more favorable than those of our common stock. Also, we cannot predict the effect, if any, of future sales of our common stock, or the availability of shares for future sales, on the market price of our common stock. Sales of substantial amounts of common stock or the perception that such sales could occur may adversely affect the prevailing market price for our common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

We rely on information technology ("IT") systems, including data hosting facilities and other hardware and software platforms, some of which are hosted by third parties, to assist in conducting our businesses. Our IT systems, like those of most companies, may be vulnerable to certain cybersecurity threats such as ransomware, interruption of services, data breaches, or any other cyber incident that could adversely impact our ability to operate its core business functions. As a financial services firm, we do not maintain a significant level of personally identifiable information data. Accordingly, our exposure to data breaches is more limited. In the last fiscal year, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, cash flow or financial condition. However, we have, from time to time, experienced threats to and breaches of our data and systems, including malware and computer virus attacks.

We consider cybersecurity, along with other top risks, within our enterprise risk management framework. The enterprise risk management framework includes internal reporting at the business and enterprise levels, with consideration of key risk indicators, trends and countermeasures for cybersecurity and other types of significant risks. We have implemented a comprehensive cybersecurity program that employs various controls and activities aimed at identifying, protecting against, detecting, and responding to cybersecurity threats. These controls and activities include hardware and software inventory tracking, endpoint protection, and network security measures to safeguard our assets from unauthorized access and attacks. We prioritize data protection through data classification and access management designed to permit access only by authorized personnel. Our cybersecurity incident response plan, integrated into the enterprise risk management framework, outlines a structured process for handling information security incidents involving assets or data. It guides our computer security incident response team in containing, eradicating, and recovering from incidents while minimizing damage and disruption. The plan includes a clearly defined notification framework ensuring timely communication with business and management teams based on the incident's severity and potential impact. Controls and related activities are designed taking into consideration recognized third party cybersecurity frameworks.

Oversight of cybersecurity is a joint responsibility of our Board of Directors and Audit Committee, with each receiving at least quarterly updates from management on our cybersecurity program, including measures taken to address cybersecurity risks and significant cybersecurity incidents. We also maintain a cybersecurity insurance policy to mitigate risks associated with cybersecurity incidents.

Our Chief Information Officer leads our overall cybersecurity function and is responsible for developing and implementing our information security program and managing our response to threats. In addition to our in-house cybersecurity capabilities, at times we also engage third parties to assist with assessing, identifying, and managing cybersecurity risks. Members of our IT security team, including the third party security firms we utilize as part of our program, have cybersecurity experience or certifications, such as the Certified Information Systems Security Professional certification.

We utilize on-premises and cloud-based security solutions, with real-time monitoring provided by specialized managed security services providers. These external managed security service providers collect events generated by critical systems in real-time, filters non-security events, and then correlates the information using security data analytical engines so that personnel can identify and analyze threats.

We also periodically perform simulations and tabletop exercises at a management level and incorporate external resources and advisors as needed. All employees are required to complete a monthly computer-based Security Awareness Training Program that includes various topics on cybersecurity risk management best practices. This program educates users to identify information security threats and what actions should be taken. Additionally, the employees are regularly tested with phishing campaigns reinforcing their awareness of email threats.

Annual risk assessments of our Information Security Program are conducted to identify emerging information security and third party risks. In addition, periodic vulnerability assessments and penetration tests are conducted throughout the year to support the identification of risks. We also conduct independent audits on both the design and operational effectiveness of security controls and consult with external advisors on best practices to address new challenges.

With respect to our software platforms that are hosted by third parties, we utilize an external vendor risk management platform is utilized to evaluate, rate, monitor and track vendor risk. The security practices and processes of the service providers are monitored regularly, and periodic audits are performed on the security adequacy and compliance of the service provider. For any of our hosted applications we require the vendor to maintain a System and Organization Controls ("SOC") 1 or SOC 2 report. If a third party vendor is not able to provide a SOC 1 or SOC 2 report, we take additional steps to assess their cybersecurity preparedness and assess our relationship on that basis. Our assessment of risks associated with the use of third party providers is part of our overall cybersecurity risk management framework.

Item 2. Properties.

The Company leases office space in Miami Beach, FL; New York, NY; Los Angeles, CA; Stamford, CT; and Charlotte, NC. Our headquarters is located in Greenwich, CT in office space leased by our Manager. Refer to Schedule III included in Item 8 of this Form 10-K for a listing of investment properties owned as of December 31, 2023.

Item 3. Legal Proceedings.

Currently, no material legal proceedings are pending against us that could have a material adverse effect on our business, financial position or results of operations.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Dividends

The Company’s common stock has been listed on the NYSE and is traded under the symbol “STWD” since its IPO in August 2009. On February 16, 2024, the closing price of our common stock, as reported by the NYSE, was $19.79 per share.

We intend to make regular quarterly distributions to holders of our common stock and distribution equivalents to holders of restricted stock units which are settled in shares of common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. We generally intend over time to pay quarterly distributions in an amount at least equal to our taxable income. Refer to Note 18 to the Consolidated Financial Statements for the Company’s dividend history for the three years ended December 31, 2023.

Holders

As of February 16, 2024, there were 747 holders of record of the Company’s 313,375,899 shares of common stock outstanding. One of the holders of record is Cede & Co., which holds shares as nominee for The Depository Trust Company which itself holds shares on behalf of other beneficial owners of our common stock.

Stock Performance Graph

CUMULATIVE TOTAL RETURN

Based upon initial investment of $100 on December 31, 2018 (1)



240.00
220.00
200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
12/31/18
12/31/19
12/31/20
12/31/21
12/31/2022
12/31/2023
Starwood Property Trust
Bloomberg REIT Mortgage Index
S&P ©500

	Starwood Property Trust		Bloomberg REIT Mortgage Index		S&P © 500	
12/31/2018	$	100.00	$	100.00	$	100.00
12/31/2019	$	136.78	$	123.63	$	131.47
12/31/2020	$	120.86	$	96.18	$	155.65
12/31/2021	$	164.17	$	113.11	$	200.29
12/31/2022	$	136.07	$	85.54	$	163.98
12/31/2023	$	172.28	$	97.93	$	207.04

(1) Dividend reinvestment is assumed.

Sales of Unregistered Equity Securities

There were no sales of unregistered equity securities during the year ended December 31, 2023.

Issuer Purchases of Equity Securities

There were no purchases of common stock during the year ended December 31, 2023.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company should be read in conjunction with our accompanying Consolidated Financial Statements included in Item 8 of this Form 10-K. Certain statements we make under this Item 7 constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. See "Special Note Regarding Forward-Looking Statements" preceding Part I of this Form 10-K. You should consider our forward-looking statements in light of our Consolidated Financial Statements and other financial information appearing elsewhere in this Form 10-K and our other filings with the SEC.

Business Objectives

Our objective is to provide attractive risk-adjusted returns to our investors over the long-term, primarily through dividends and secondarily through capital appreciation. We intend to achieve our objective by originating and acquiring target assets to create a diversified investment portfolio that is financed in a manner that is designed to deliver attractive returns across a variety of market conditions and economic cycles. We are focused on our three core competencies: transaction access, asset analysis and selection, and identification of attractive relative values within the real estate debt and equity markets.

Since our IPO in August 2009, we have evolved from a company focused on opportunistic acquisitions of real estate debt assets from distressed sellers to that of a full-service real estate finance platform that is primarily focused on the origination and acquisition of commercial real estate debt and equity investments across the capital structure, in the U.S., Europe and Australia. With the Starwood brand, market presence, and lending/asset management platform that we have developed, we are focused primarily on the following opportunities:

(1) Continue to expand our market presence as a leading provider of acquisition, refinance, development and expansion capital to large real estate projects (greater than $75 million) in infill locations, and other attractive market niches where our size and scale give us an advantage to provide a "one-stop" lending solution for real estate developers, owners and operators;

(2) Continue to expand our investment activities in subordinate CMBS and revenues from special servicing;

(3) Continue to expand our capabilities in syndication and securitization, which serve as a source of attractively priced, matched-term financing;

(4) Continue to leverage our Investing and Servicing Segment's sourcing and credit underwriting capabilities to expand our overall footprint in the commercial real estate debt markets;

(5) Expand our investment activities in both (i) targeted real estate equity investments and (ii) residential mortgage finance; and

(6) Expand our originations and acquisitions of infrastructure debt investments.

Economic Environment

The year ended December 31, 2023 has been characterized by continued volatility in global markets, driven by investor concerns over inflation, rising interest rates, slowing economic growth, and geopolitical uncertainty. Events affecting financial institutions have also contributed to volatility in global markets and resulted in diminished liquidity and credit availability in the market broadly.

During 2023, inflation began to moderate as a result of the monetary policy tightening actions taken by the Federal Reserve, including repeatedly raising interest rates. While it is anticipated that the Federal Reserve may begin to lower interest rates in 2024, interest rates may remain at or near recent highs, which creates further uncertainty for the economy and for our borrowers. Although our business model is such that rising interest rates will, all else equal, correlate to increases in our net income, elevated interest rates over time may adversely affect our existing borrowers and lead to nonperformance as higher costs may dampen consumer spending and slow income growth, which may negatively impact the collateral underlying certain of our loans. Additionally, higher interest rates could adversely affect commercial real estate property values. It remains difficult to predict the full impact of recent events and any future changes in interest rates or inflation.

In addition, following the onset of the COVID-19 pandemic, the U.S. office sector has been adversely affected by the increase in remote working arrangements and, over the past several years, the retail sector has been adversely affected by electronic commerce. These negative factors have been considered in the determination of our current expected credit loss ("CECL") allowance as discussed in Note 5 to the Consolidated Financial Statements.

Developments During the Fourth Quarter of 2023

Commercial and Residential Lending Segment

- Originated or acquired $706.9 million of commercial loans during the quarter, including the following:
  - A$251.4 million ($169.5 million) first mortgage loan to refinance a portfolio of 12 industrial assets located in Australia, of which the Company funded $148.5 million.
  - $156.0 million first mortgage and mezzanine loan to refinance a mixed-use development located in Florida, of which the Company funded $152.9 million.
  - $147.7 million first mortgage and mezzanine loan to refinance the existing construction loan on a multi-family asset located in New York, of which the Company funded $132.1 million.
  - $142.8 million first mortgage and mezzanine loan to finance the construction of an office headquarters located in Texas that is fully pre-leased for 20 years to an investment grade tenant, which the Company has not yet funded.
  - $41.0 million mezzanine loan to finance the construction of a 62-unit luxury condo project located in New York, of which the Company funded $10.4 million.
- Funded $169.8 million of previously originated commercial loan commitments.
- Received gross proceeds of $814.5 million ($345.5 million, net of debt repayments) from maturities and principal repayments on our commercial loans and equity interests.
- Amended two Residential Loans facilities, resulting in a total upsize of $250.0 million.

Infrastructure Lending Segment

- Acquired $425.4 million of infrastructure loans and funded $20.0 million of pre-existing infrastructure loan commitments.
- Received proceeds of $182.0 million from principal repayments on our infrastructure loans and bonds.

Investing and Servicing Segment

- Originated commercial conduit loans of $404.5 million.
- Received proceeds of $475.8 million from sales of previously originated commercial conduit loans.
- Acquired CMBS for a purchase price of $48.0 million, of which $2.7 million related to non-controlling interests.
- Obtained 3 new special servicing assignments for CMBS trusts with a total unpaid principal balance of $1.8 billion, while $4.2 billion matured, bringing our total named special servicing portfolio to $98.7 billion.
- Sold our interest in the subsidiary that holds an operating property for net proceeds of $12.8 million and recognized a gain of $10.2 million.

Corporate

- Repaid the entire $300.0 million of 5.50% Senior Notes on November 1, 2023.

Developments During 2023

Commercial and Residential Lending Segment

- Originated or acquired $1.1 billion of commercial loans during the year, including the following:
  - £229.5 million ($291.6 million) first mortgage loan for the refinancing of a live events business located in the United Kingdom, of which the Company funded $272.1 million.
  - A$251.4 million ($169.5 million) first mortgage loan to refinance a portfolio of 12 industrial assets located in Australia, of which the Company funded $148.5 million.
  - $156.0 million first mortgage and mezzanine loan to refinance a mixed-use development located in Florida, of which the Company funded $152.9 million.
  - $147.7 million first mortgage and mezzanine loan to refinance the existing construction loan on a multi-family asset located in New York, of which the Company funded $132.1 million.
  - $142.8 million first mortgage and mezzanine loan to finance the construction of an office headquarters located in Texas that is fully pre-leased for 20 years to an investment grade tenant, which the Company has not yet funded.
  - €83.8 million ($91.9 million) first mortgage loan to refinance a portfolio of 6 assets primarily located in Dublin, Ireland, of which the Company funded $87.8 million.
  - $58.5 million mezzanine loan for the acquisition and residential conversion of a property located in Hawaii, of which the Company funded $37.5 million.
  - $41.0 million mezzanine loan to finance the construction of a 62-unit luxury condo project located in New York, of which the Company funded $10.4 million.
- Funded $802.3 million of previously originated commercial loan commitments.
- Sold $95.5 million of mezzanine loans on a hospitality asset in Orlando, Florida and a residential asset in Hollywood, California at par.
- Sold four units in a residential conversion project in New York for $12.1 million.
- Received gross proceeds of $2.8 billion ($1.2 billion, net of debt repayments) from maturities and principal repayments on our commercial loans and equity interests.
- Entered into a commercial credit facility of $63.4 million and amended several commercial credit facilities resulting in an aggregate net upsize of $206.0 million.
- Entered into Residential Loans facilities of $1.8 billion and amended or terminated several Residential Loans facilities, resulting in an aggregate net downsize of $87.9 million.

Infrastructure Lending Segment

- Acquired $1.1 billion of infrastructure loans and funded $53.8 million of pre-existing infrastructure loan commitments.
- Received proceeds of $904.5 million from principal repayments on our infrastructure loans and bonds.

Investing and Servicing Segment

- Originated commercial conduit loans of $781.7 million.

- Received proceeds of $770.7 million from sales of previously originated commercial conduit loans.

- Acquired CMBS for a purchase price of $48.0 million, of which $2.7 million related to non-controlling interests.

- Obtained 11 new special servicing assignments for CMBS trusts with a total unpaid principal balance of $6.7 billion, while $13.8 billion matured and $3.1 billion transferred, bringing our total named special servicing portfolio to $98.7 billion.

- Sold four operating properties, including a controlling financial interest in a subsidiary for gross proceeds of $63.7 million and recognized a total gain of $25.6 million.

- Received a distribution of $7.1 million from an unconsolidated investee upon its sale of a commercial retail center for gross proceeds of $33.0 million.

Corporate

- Repaid the entire $300.0 million of 5.50% Senior Notes on November 1, 2023.

- Issued $380.8 million of 6.750% Convertible Senior Notes due 2027 in July 2023.

- Repaid the entire $250.0 million of 4.375% Convertible Senior Notes in cash on April 1, 2023.

Results of Operations

The discussion below is based on GAAP and therefore reflects the elimination of certain key financial statement line items related to the consolidation of securitization VIEs, particularly within revenues and other income, as discussed in Note 2 to the Consolidated Financial Statements. For a discussion of our results of operations excluding the impact of ASC 810 as it relates to the consolidation of securitization VIEs, refer to the section captioned "Non-GAAP Financial Measures".

The following table compares our summarized results of operations for the years ended December 31, 2023, 2022 and 2021 by business segment (amounts in thousands):

	For the Year Ended December 31,			$ Change	$ Change
	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Revenues:					
Commercial and Residential Lending Segment	$ 1,704,210	$ 1,167,980	$ 779,321	$ 536,230	$ 388,659
Infrastructure Lending Segment	239,985	154,362	87,540	85,623	66,822
Property Segment	94,172	91,832	235,038	2,340	(143,206)
Investing and Servicing Segment	174,804	205,311	210,185	(30,507)	(4,874)
Corporate	1,622	69	—	1,553	69
Securitization VIE eliminations	(164,885)	(154,838)	(141,996)	(10,047)	(12,842)
	2,049,908	**1,464,716**	**1,170,088**	**585,192**	**294,628**
Costs and expenses:					
Commercial and Residential Lending Segment	1,271,867	611,637	249,677	660,230	361,960
Infrastructure Lending Segment	174,713	100,591	64,775	74,122	35,816
Property Segment	113,461	92,651	226,583	20,810	(133,932)
Investing and Servicing Segment	145,129	137,814	144,055	7,315	(6,241)
Corporate	393,994	330,833	304,468	63,161	26,365
Securitization VIE eliminations	(846)	(575)	(501)	(271)	(74)
	2,098,318	**1,272,951**	**989,057**	**825,367**	**283,894**
Other income (loss):					
Commercial and Residential Lending Segment	(1,511)	(115,802)	58,595	114,291	(174,397)
Infrastructure Lending Segment	6,026	4,431	1,178	1,595	3,253
Property Segment	293,339	789,726	11,299	(496,387)	778,427
Investing and Servicing Segment	15,277	56,095	118,961	(40,818)	(62,866)
Corporate	(11,285)	(82,987)	(11,023)	71,702	(71,964)
Securitization VIE eliminations	164,039	154,310	141,054	9,729	13,256
	465,885	**805,773**	**320,064**	**(339,888)**	**485,709**
Income (loss) before income taxes:					
Commercial and Residential Lending Segment	430,832	440,541	588,239	(9,709)	(147,698)
Infrastructure Lending Segment	71,298	58,202	23,943	13,096	34,259
Property Segment	274,050	788,907	19,754	(514,857)	769,153
Investing and Servicing Segment	44,952	123,592	185,091	(78,640)	(61,499)
Corporate	(403,657)	(413,751)	(315,491)	10,094	(98,260)
Securitization VIE eliminations	—	47	(441)	(47)	488
	417,475	**997,538**	**501,095**	**(580,063)**	**496,443**
Income tax benefit (provision)	682	61,523	(8,669)	(60,841)	70,192
Net income attributable to non-controlling interests	(78,944)	(187,586)	(44,687)	108,642	(142,899)
Net income attributable to Starwood Property Trust, Inc.	**$ 339,213**	**$ 871,475**	**$ 447,739**	**$ (532,262)**	**$ 423,736**

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Commercial and Residential Lending Segment

Revenues

For the year ended December 31, 2023, revenues of our Commercial and Residential Lending Segment increased $536.2 million to $1.7 billion, compared to $1.2 billion for the year ended December 31, 2022. This increase was primarily due to increases in interest income from loans of $499.3 million, and investment securities of $33.0 million. The increase in interest income from loans reflects (i) a $485.1 million increase from commercial loans, reflecting higher average index rates and loan balances, and (ii) a $14.2 million increase from residential loans principally due to higher average balances, reflecting the timing of purchases and securitizations. The increase in interest income from investment securities was primarily due to the effect of higher index rates on certain commercial investments and higher RMBS yields and average investment balances.

Costs and Expenses

For the year ended December 31, 2023, costs and expenses of our Commercial and Residential Lending Segment increased $660.2 million to $1.3 billion, compared to $611.6 million for the year ended December 31, 2022. This increase was primarily due to (i) a $469.9 million increase in interest expense associated with the various secured financing facilities used to fund a portion of this segment's investment portfolio and (ii) a $185.9 million increase in credit loss provision. The increase in interest expense was primarily due to higher average index rates and borrowings outstanding. The increase in credit loss provision was primarily due to a deterioration in modeled macroeconomic forecasts during the year ended December 31, 2023.

Net Interest Income (amounts in thousands)

	For the Year Ended December 31,		
	2023	2022	Change
Interest income from loans	$ 1,557,631	$ 1,058,326	$ 499,305
Interest income from investment securities	135,130	102,125	33,005
Interest expense	(971,028)	(501,126)	(469,902)
Net interest income	**$ 721,733**	**$ 659,325**	**$ 62,408**

For the year ended December 31, 2023, net interest income of our Commercial and Residential Lending Segment increased $62.4 million to $721.7 million, compared to $659.3 million for the year ended December 31, 2022. This increase reflects the increase in interest income, partially offset by the increase in interest expense on our secured financing facilities, both as discussed in the sections above.

During the years ended December 31, 2023 and 2022, the weighted average unlevered yields on the Commercial and Residential Lending Segment's loans and investment securities, excluding retained RMBS and loans for which interest income is not recognized, were as follows:

	For the Year Ended December 31,	
	2023	2022
Commercial	9.4 %	6.5 %
Residential	5.1 %	4.7 %
Overall	**8.8 %**	**6.2 %**

The weighted average unlevered yield on our commercial loans increased primarily due to higher average index rates. The weighted average unlevered yield on our residential loans increased primarily due to a decline in fair value of the residential loans.

During the years ended December 31, 2023 and 2022, the Commercial and Residential Lending Segment's weighted average secured borrowing rates, inclusive of interest rate hedging costs and the amortization of deferred financing fees, were 7.3% and 4.0%, respectively. The increase in borrowing rates primarily reflects higher average index rates. Interest rate hedges had the effect of reducing these weighted average borrowing costs to 6.6% and 3.9% during the year ended December 31, 2023 and 2022, respectively.

Other Loss

For the year ended December 31, 2023, other loss of our Commercial and Residential Lending Segment decreased $114.3 million to $1.5 million, compared to $115.8 million for the year ended December 31, 2022. This decrease primarily reflects (i) a $378.3 million favorable change in fair value of residential loans, (ii) a $157.3 million favorable change in foreign currency gain (loss), (iii) the nonrecurrence of an $88.4 million loss contingency provision related to residential loans sold and later repurchased in 2022 (refer to Note 5 to the Consolidated Financial Statements) and (iv) a $57.4 million favorable change in fair value of primarily RMBS investment securities, all partially offset by (v) a $364.2 million unfavorable change in net gain (loss) on derivatives, (vi) $124.9 million of impairment losses on two properties which had been acquired through loan foreclosures in 2022 (refer to Note 7 to the Consolidated Financial Statements) and (vii) the nonrecurrence of an $86.6 million gain on sale of a foreclosed property in 2022. The unfavorable change in net gain (loss) on derivatives during the year ended December 31, 2023 reflects (i) a $182.7 million decreased gain on interest rate swaps principally related to residential loans, which partially offsets the favorable change in fair value of those loans, and (ii) a $181.5 million unfavorable change in gain (loss) on foreign currency hedges. The interest rate swaps are used primarily to hedge our interest rate risk on residential loans held-for-sale and to fix our interest rate payments on certain variable rate borrowings which fund fixed rate investments. The foreign currency hedges are used to fix the U.S. dollar amounts of cash flows (both interest and principal payments) we expect to receive from our foreign currency denominated loans and investments. The favorable change in foreign currency gain (loss) and the unfavorable change in gain (loss) on foreign currency hedges reflect the weakening of the U.S. dollar against the pound sterling ("GBP") and Euro ("EUR"), partially offset by a slight strengthening against the Australian dollar ("AUD"), during the year ended December 31, 2023 compared to a strengthening of the U.S. dollar against each of those currencies during the year ended December 31, 2022.

Infrastructure Lending Segment

Revenues

For the year ended December 31, 2023, revenues of our Infrastructure Lending Segment increased $85.6 million to $240.0 million, compared to $154.4 million for the year ended December 31, 2022. This increase was primarily due to an increase in interest income from loans of $86.7 million, principally due to higher average index rates and loan balances.

Costs and Expenses

For the year ended December 31, 2023, costs and expenses of our Infrastructure Lending Segment increased $74.1 million to $174.7 million, compared to $100.6 million for the year ended December 31, 2022. The increase was primarily due to a $61.9 million increase in interest expense associated with the various secured financing facilities used to fund this segment's investment portfolio and an $11.1 million increase in credit loss provision. The increase in interest expense was primarily due to higher average index rates. The increase in the credit loss provision was primarily due to specific allowances for a credit-deteriorated loan and investment security provided during the year.

Net Interest Income (amounts in thousands)

	For the Year Ended December 31,		
	2023	2022	Change
Interest income from loans	$ 236,884	$ 150,230	$ 86,654
Interest income from investment securities	1,805	3,681	(1,876)
Interest expense	(141,016)	(79,137)	(61,879)
Net interest income	**$ 97,673**	**$ 74,774**	**$ 22,899**

For the year ended December 31, 2023, net interest income of our Infrastructure Lending Segment increased $22.9 million to $97.7 million, compared to $74.8 million for the year ended December 31, 2022. The increase reflects the net increase in interest income, partially offset by the increase in interest expense on the secured financing facilities, both as discussed in the sections above.

During the years ended December 31, 2023 and 2022, the weighted average unlevered yields on the Infrastructure Lending Segment's loans and investment securities, excluding those for which interest income is not recognized, were 10.2% and 6.6%, respectively, primarily reflecting higher average index rates in 2023.

During the years ended December 31, 2023 and 2022, the Infrastructure Lending Segment's weighted average secured borrowing rates, inclusive of the amortization of deferred financing fees, were 7.6% and 4.3%, respectively.

Other Income

For the year ended December 31, 2023, other income of our Infrastructure Lending Segment increased $1.6 million to $6.0 million, compared to $4.4 million for the year ended December 31, 2022. The increase primarily reflects a $1.7 million increase in earnings from unconsolidated entities.

<u>Property Segment</u>

Change in Results by Portfolio (amounts in thousands)

	$ Change from prior period				
	Revenues	Costs and expenses	Gain (loss) on derivative financial instruments	Other income (loss)	Income (loss) before income taxes
Master Lease Portfolio	$ 2,072	$ 54	$ —	$ —	$ 2,018
Medical Office Portfolio	(213)	20,675	(32,970)	—	(53,858)
Woodstar Fund	278	11	—	(464,492)	(464,225)
Other/Corporate	203	70	—	1,075	1,208
Total	**$ 2,340**	**$ 20,810**	**$ (32,970)**	**$ (463,417)**	**$ (514,857)**

See Notes 7 and 8 to the Consolidated Financial Statements for a description of the above-referenced Property Segment portfolios and fund.

Revenues

For the year ended December 31, 2023, revenues of our Property Segment increased $2.4 million to $94.2 million, compared to $91.8 million for the year ended December 31, 2022, primarily due to rent increases in our Master Lease Portfolio.

Costs and Expenses

For the year ended December 31, 2023, costs and expenses of our Property Segment increased $20.8 million to $113.5 million, compared to $92.7 million for the year ended December 31, 2022. The increase was primarily due to an increase of $20.6 million in interest expense reflecting higher index rates on variable rate borrowings of the Medical Office Portfolio.

Other Income

For the year ended December 31, 2023, other income of our Property Segment decreased $496.4 million to $293.3 million, compared to $789.7 million for the year ended December 31, 2022. The decrease in other income was primarily due to (i) a $464.5 million decrease in income attributable to investments of the Woodstar Fund, mainly reflecting lower unrealized increases in fair value during the year ended December 31, 2023 and (ii) a $33.0 million lower gain on derivatives which primarily hedge our interest rate risk on borrowings secured by our Medical Office Portfolio.

<u>Investing and Servicing Segment</u>

Revenues

For the year ended December 31, 2023, revenues of our Investing and Servicing Segment decreased $30.5 million to $174.8 million, compared to $205.3 million for the year ended December 31, 2022. The decrease in revenues was primarily due to (i) a $9.9 million decrease in servicing fees, (ii) a $10.3 million decrease in other fee income related to the origination of certain loans contributed into CMBS transactions and (iii) a $7.3 million decrease in interest income reflecting lower CMBS interest recoveries and conduit loan inventories.

Costs and Expenses

For the year ended December 31, 2023, costs and expenses of our Investing and Servicing Segment increased $7.3 million to $145.1 million, compared to $137.8 million for the year ended December 31, 2022. The increase in costs and expenses was primarily due to a $7.9 million increase in interest expense reflecting higher average index rates on borrowings which finance our CMBS investments and conduit loans.

Other Income

For the year ended December 31, 2023, other income of our Investing and Servicing Segment decreased $40.8 million to $15.3 million, compared to $56.1 million for the year ended December 31, 2022. The decrease in other income was primarily due to (i) a $46.0 million unfavorable change in gain (loss) on derivatives which primarily hedge our interest rate risk on conduit loans and CMBS investments, (ii) a $25.2 million decreased gain on sales of operating properties and (iii) an $8.7 million greater decrease in fair value of CMBS investments, all partially offset by (iv) a $30.6 million greater increase in fair value of conduit loans and (v) a $6.0 million increase in earnings from unconsolidated entities.

Corporate and Other Items

Corporate Costs and Expenses

For the year ended December 31, 2023, corporate expenses increased $63.2 million to $394.0 million, compared to $330.8 million for the year ended December 31, 2022. This increase was primarily due to (i) a $78.7 million increase in interest expense reflecting higher average outstanding term loan and unsecured senior note balances, as well as higher interest rates, partially offset by (ii) a $13.9 million decrease in management fees, primarily reflecting lower incentive fees.

Corporate Other Loss

For the year ended December 31, 2023, corporate other loss decreased $71.7 million to $11.3 million, compared to $83.0 million for the year ended December 31, 2022. This decrease was due to a lower loss on fixed-to-floating interest rate swaps which hedge a portion of our unsecured senior notes.

Securitization VIE Eliminations

Securitization VIE eliminations primarily reclassify interest income and servicing fee revenues to other income (loss) for the CMBS and RMBS VIEs that we consolidate as primary beneficiary. Such eliminations have no overall effect on net income (loss) attributable to Starwood Property Trust. The reclassified revenues, along with applicable changes in fair value of investment securities and servicing rights, comprise the other income (loss) caption “Change in net assets related to consolidated VIEs,” which represents our beneficial interest in those consolidated VIEs. The magnitude of the securitization VIE eliminations is merely a function of the number of CMBS and RMBS trusts consolidated in any given period, and as such, is not a meaningful indicator of operating results. The eliminations primarily relate to CMBS trusts for which the Investing and Servicing Segment is deemed the primary beneficiary and, to a much lesser extent, some CMBS and RMBS trusts for which the Commercial and Residential Lending Segment is deemed the primary beneficiary.

Income Tax Benefit

Our consolidated income taxes principally relate to the taxable nature of our loan servicing and loan securitization businesses which are housed in TRSs. For the year ended December 31, 2023, our income tax benefit decreased $60.8 million to $0.7 million, compared to $61.5 million for the year ended December 31, 2022 due to lower tax losses of our TRSs during the year ended December 31, 2023 compared to the year ended December 31, 2022. The tax losses were primarily attributable to net unrealized losses on our residential loans resulting from elevated market volatility. This market dislocation resulted in us choosing to hold more residential loans rather than securitize them, which resulted in higher net unrealized losses on those loans particularly during the year ended December 31, 2022.

Net Income Attributable to Non-controlling Interests

For the year ended December 31, 2023, net income attributable to non-controlling interests decreased $108.7 million to $78.9 million, compared to $187.6 million for the year ended December 31, 2022. The decrease was primarily due to non-controlling interests in lower income, reflecting lower unrealized gains in fair value, of the Woodstar Fund during the year ended December 31, 2023.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Commercial and Residential Lending Segment

Revenues

For the year ended December 31, 2022, revenues of our Commercial and Residential Lending Segment increased $388.7 million to $1.2 billion, compared to $779.3 million for the year ended December 31, 2021. This increase was primarily due to increases in interest income from loans of $352.8 million, and investment securities of $34.5 million. The increase in interest income from loans reflects (i) a $299.7 million increase from commercial loans, reflecting higher average balances and index rates, partially offset by the timing effect of certain loans being placed on nonaccrual, and (ii) a $53.1 million increase from residential loans principally due to higher average balances reflecting the timing of purchases and securitizations, partially offset by lower average coupon rates. The increase in interest income from investment securities was primarily due to higher commercial and RMBS average investment balances and the effect of higher index rates on certain commercial investments.

Costs and Expenses

For the year ended December 31, 2022, costs and expenses of our Commercial and Residential Lending Segment increased $361.9 million to $611.6 million, compared to $249.7 million for the year ended December 31, 2021. This increase was primarily due to (i) a $294.8 million increase in interest expense associated with the various secured financing facilities used to fund a portion of this segment's investment portfolio, (ii) a $43.4 million increase in credit loss provision from a reversal of $3.6 million during the year ended December 31, 2021 to a provision of $39.8 million during the year ended December 31, 2022 and (iii) a $10.7 million increase in primarily legal related general and administrative expenses. The increase in interest expense was primarily due to higher average borrowings outstanding and higher average index rates. The credit loss provision during the year ended December 31, 2022 was primarily due to rising index rates and its potential effect on borrower cash flows in our estimate of current expected credit losses.

Net Interest Income (amounts in thousands)

	For the Year Ended December 31,		
	2022	2021	Change
Interest income from loans	$ 1,058,326	$ 705,499	$ 352,827
Interest income from investment securities	102,125	67,589	34,536
Interest expense	(501,126)	(206,353)	(294,773)
Net interest income	**$ 659,325**	**$ 566,735**	**$ 92,590**

For the year ended December 31, 2022, net interest income of our Commercial and Residential Lending Segment increased $92.6 million to $659.3 million, compared to $566.7 million for the year ended December 31, 2021. This increase reflects the increase in interest income, partially offset by the increase in interest expense on our secured financing facilities, both as discussed in the sections above.

During the years ended December 31, 2022 and 2021, the weighted average unlevered yields on the Commercial and Residential Lending Segment's loans and investment securities, excluding retained RMBS and loans for which interest income is not recognized, were as follows:

	For the Year Ended December 31,	
	2022	2021
Commercial	6.5 %	5.8 %
Residential	4.7 %	4.7 %
Overall	**6.2 %**	**5.7 %**

The weighted average unlevered yield on our commercial loans increased primarily due to higher index rates partially offset by the repayment of loans with higher LIBOR floors being replaced by newer loans with lower floating rate floors. The weighted average unlevered yield on our residential loans was unchanged, reflecting lower weighted average coupons which resulted from market spread tightening as well as a change in composition of our residential loan portfolio to include agency loans which generally carry a lower coupon than non-agency loans, the effect of which was offset by a decline in fair value of residential loans during the year ended December 31, 2022.

During the years ended December 31, 2022 and 2021, the Commercial and Residential Lending Segment's weighted average secured borrowing rates, inclusive of interest rate hedging costs and the amortization of deferred financing fees, were 4.0% and 2.5%, respectively. The increase in borrowing rates primarily reflects higher index rates, partially offset by decreases in weighted average spreads particularly due to increased use of lower cost CLO financing.

Other Income (Loss)

For the year ended December 31, 2022, other income of our Commercial and Residential Lending Segment decreased $174.4 million to a loss of $115.8 million, compared to income of $58.6 million for the year ended December 31, 2021. This decrease primarily reflects (i) a $366.2 million unfavorable change in fair value of residential loans, (ii) an $88.4 million loss contingency provision related to residential loans sold in February 2022 and later repurchased (refer to Note 5 to the Consolidated Financial Statements) and (iii) a $60.6 million increase in foreign currency loss, all partially offset by (iv) a $265.8 million increase in net gains on derivatives and (v) a $68.9 million increased gain on sale of foreclosed properties. The unfavorable change in fair value of residential loans was principally related to a rapid rise in interest rates and widening of credit spreads in 2022, which resulted in mark-to-market losses on our fixed coupon residential loans. The increased gains on derivatives during the year ended December 31, 2022 reflect a $190.2 million increased gain on interest rate swaps principally related to residential loans, which partially offsets the unfavorable change in fair value of those loans, and a $75.6 million increased gain on foreign currency hedges. The interest rate swaps are used primarily to hedge our interest rate risk on residential loans held-for-sale and to fix our interest rate payments on certain variable rate borrowings which fund fixed rate investments. The foreign currency hedges are used to fix the U.S. dollar amounts of cash flows (both interest and principal payments) we expect to receive from our foreign currency denominated loans and investments. The increased gain on foreign currency hedges and the increase in foreign currency loss reflect the strengthening of the U.S. dollar against the GBP, EUR and AUD during the year ended December 31, 2022 compared to a lesser overall strengthening of the U.S. dollar against those currencies during the year ended December 31, 2021.

Infrastructure Lending Segment

Revenues

For the year ended December 31, 2022, revenues of our Infrastructure Lending Segment increased $66.9 million to $154.4 million, compared to $87.5 million for the year ended December 31, 2021. This increase was primarily due to an increase in interest income from loans of $65.2 million, principally due to higher average loan balances and index rates.

Costs and Expenses

For the year ended December 31, 2022, costs and expenses of our Infrastructure Lending Segment increased $35.8 million to $100.6 million, compared to $64.8 million for the year ended December 31, 2021. The increase was primarily due to a $41.5 million increase in interest expense associated with the various secured financing facilities used to fund this segment's investment portfolio, partially offset by a $5.0 million decrease in credit loss provision. The increase in interest expense was primarily due to higher average borrowings outstanding and higher average index rates. The decrease in the credit loss provision was primarily due to a lesser increase in the specific reserve for a credit-deteriorated loan.

Net Interest Income (amounts in thousands)

	For the Year Ended December 31,		
	2022	2021	Change
Interest income from loans	$ 150,230	$ 85,057	$ 65,173
Interest income from investment securities	3,681	2,190	1,491
Interest expense	(79,137)	(37,671)	(41,466)
Net interest income	**$ 74,774**	**$ 49,576**	**$ 25,198**

For the year ended December 31, 2022, net interest income of our Infrastructure Lending Segment increased $25.2 million to $74.8 million, compared to $49.6 million for the year ended December 31, 2021. The increase reflects the increase in interest income, partially offset by the increase in interest expense on the secured financing facilities, both as discussed in the sections above.

During the years ended December 31, 2022 and 2021, the weighted average unlevered yields on the Infrastructure Lending Segment's loans and investment securities held-for-investment (excluding those for which interest income is not recognized) were 6.6% and 5.0%, respectively. During the year ended December 31, 2021, the weighted average unlevered yield on the Infrastructure Lending Segment's loans held-for-sale was 2.9%. There were no loans held-for-sale during the year ended December 31, 2022.

During the years ended December 31, 2022 and 2021, the Infrastructure Lending Segment's weighted average secured borrowing rates, inclusive of the amortization of deferred financing fees, were 4.3% and 2.8%, respectively.

Other Income

For the year ended December 31, 2022, other income of our Infrastructure Lending Segment increased $3.2 million to $4.4 million, compared to $1.2 million for the year ended December 31, 2021. The increase primarily reflects a $2.8 million increase in earnings from an unconsolidated entity and a $0.8 million lower loss on extinguishment of debt.

<u>Property Segment</u>

Change in Results by Portfolio (amounts in thousands)

	$ Change from prior period				
	Revenues	**Costs and expenses**	**Gain (loss) on derivative financial instruments**	**Other income (loss)**	**Income (loss) before income taxes**
Master Lease Portfolio	$ 691	$ (39)	$ —	$ —	$ 730
Medical Office Portfolio	1,995	9,740	25,249	—	17,504
Woodstar I Portfolio	(84,209)	(78,578)	(323)	5,140	(814)
Woodstar II Portfolio	(61,705)	(61,323)	—	140	(242)
Woodstar Fund	3	104	—	749,311	749,210
Other/Corporate	19	(3,836)	—	(1,090)	2,765
Total	**$ (143,206)**	**$ (133,932)**	**$ 24,926**	**$ 753,501**	**$ 769,153**

Revenues

For the year ended December 31, 2022, revenues of our Property Segment decreased $143.2 million to $91.8 million, compared to $235.0 million for the year ended December 31, 2021. The decrease is primarily due to the conversion of the Woodstar Portfolios to the Woodstar Fund on November 5, 2021.

Costs and Expenses

For the year ended December 31, 2022, costs and expenses of our Property Segment decreased $133.9 million to $92.7 million, compared to $226.6 million for the year ended December 31, 2021, primarily due to the Woodstar Fund conversion referred to above.

Other Income

For the year ended December 31, 2022, other income of our Property Segment increased $778.4 million to $789.7 million, compared to $11.3 million for the year ended December 31, 2021. The increase in other income is primarily due to (i) $749.3 million of higher income attributable to investments of the Woodstar Fund, including $699.2 million of unrealized increases in fair value, during the year ended December 31, 2022 and (ii) a $24.9 million increased gain on derivatives which primarily hedge our interest rate risk on borrowings secured by our Medical Office Portfolio.

<u>Investing and Servicing Segment</u>

Revenues

For the year ended December 31, 2022, revenues of our Investing and Servicing Segment decreased $4.9 million to $205.3 million, compared to $210.2 million for the year ended December 31, 2021. The decrease in revenues was primarily due to (i) an $8.3 million decrease in rental income principally reflecting fewer properties held and (ii) a $4.1 million decrease in servicing fees, partially offset by (iii) a $4.8 million increase in other fee income related to the origination of certain loans contributed into CMBS transactions and (iv) a $2.5 million increase in interest income from CMBS investments and conduit loans.

Costs and Expenses

For the year ended December 31, 2022, costs and expenses of our Investing and Servicing Segment decreased $6.3 million to $137.8 million, compared to $144.1 million for the year ended December 31, 2021. The decrease was primarily due to lower costs and expenses of rental operations, reflecting fewer properties held.

Other Income

For the year ended December 31, 2022, other income of our Investing and Servicing Segment decreased $62.8 million to $56.1 million, compared to $118.9 million for the year ended December 31, 2021. The decrease in other income was primarily due to (i) a $71.4 million unfavorable change in fair value of CMBS investments reflecting widening credit spreads and (ii) a $49.0 million lesser increase in fair value of conduit loans, partially offset by (iii) a $33.4 million increased gain on derivatives which primarily hedge our interest rate risk on conduit loans and CMBS investments and (iv) a $28.7 million increased gain on sales of operating properties.

Corporate and Other Items

Corporate Costs and Expenses

For the year ended December 31, 2022, corporate expenses increased $26.3 million to $330.8 million, compared to $304.5 million for the year ended December 31, 2021. This increase was primarily due to (i) a $37.7 million increase in interest expense on higher average outstanding term loan and unsecured senior note balances, as well as higher index rates on our term loan, partially offset by (ii) a $12.6 million decrease in management fees, primarily reflecting lower incentive fees partially offset by higher base fees.

Corporate Other Loss

For the year ended December 31, 2022, corporate other loss increased $72.0 million to $83.0 million, compared to $11.0 million for the year ended December 31, 2021. This increase was primarily due to a greater loss on fixed-to-floating interest rate swaps which hedge a portion of our unsecured senior notes.

Securitization VIE Eliminations

Refer to the preceding comparison of the year ended December 31, 2023 to the year ended December 31, 2022 for a discussion of securitization VIE eliminations.

Income Tax Benefit (Provision)

Our consolidated income taxes principally relate to the taxable nature of our loan servicing and loan securitization businesses which are housed in TRSs. For the year ended December 31, 2022, our income taxes decreased $70.2 million to a benefit of $61.5 million, compared to a provision of $8.7 million for the year ended December 31, 2021 due to tax losses of our TRSs during the year ended December 31, 2022 compared to taxable income of our TRSs during the year ended December 31, 2021. The tax losses during the year ended December 31, 2022 were primarily attributable to net unrealized losses on our residential loans resulting from elevated market volatility. This market dislocation resulted in us choosing to hold more residential loans rather than securitize them, which resulted in higher net unrealized losses on those loans during the year ended December 31, 2022.

Net Income Attributable to Non-controlling Interests

For the year ended December 31, 2022, net income attributable to non-controlling interests increased $142.9 million to $187.6 million, compared to $44.7 million for the year ended December 31, 2021. The increase was primarily due to non-controlling interests in increased income, including unrealized gains in fair value, of the Woodstar Fund for the full year ended December 31, 2022.

Non-GAAP Financial Measures

Distributable Earnings is a non-GAAP measure. We calculate Distributable Earnings as GAAP net income (loss) excluding the following: (i) non-cash equity compensation expense; (ii) the incentive fee due under our management agreement; (iii) acquisition and investment pursuit costs associated with successful acquisitions; (iv) depreciation and amortization of real estate and associated intangibles; (v) unrealized gains (losses), net of realized gains (losses), as described further below; (vi) other non-cash items; and (vii) to the extent deducted from net income (loss), distributions payable with respect to equity securities of subsidiaries issued in exchange for properties or interests therein (i.e. the Woodstar II Class A units), with each of the above adjusted for any related non-controlling interest. Distributable Earnings may be adjusted to exclude one-time events pursuant to changes in GAAP and certain other non-cash adjustments as determined by our Manager and approved by a majority of our independent directors.

As noted in (v) above, we exclude unrealized gains and losses from our calculation of Distributable Earnings and include realized gains and losses. The nature of these adjustments is described more fully in the footnotes to our reconciliation table. In order to present each of these items within our Distributable Earnings reconciliation tables in a manner which can be agreed more easily to our GAAP financial statements, we reverse the entirety of those items within our GAAP financial statements which contain unrealized and realized components (i.e. those assets and liabilities carried at fair value, including loans or securities for which the fair value option has been elected, investment company assets and liabilities, derivatives, foreign currency conversions, and accumulated depreciation related to sold properties). The realized portion of these items is then separately included in the reconciliation table, along with a description as to how the amount was determined.

The CECL reserve and any property impairment losses have been excluded from Distributable Earnings consistent with other unrealized losses pursuant to our existing policy for reporting Distributable Earnings. We expect to only recognize such potential credit or property impairment losses in Distributable Earnings if and when such amounts are deemed nonrecoverable upon a realization event. This is generally at the time a loan is repaid, or in the case of a foreclosed or other property, when the underlying asset is sold. Non-recoverability may also be determined if, in our determination, it is nearly certain that the carrying amounts will not be collected or realized upon sale. The realized loss amount reflected in Distributable Earnings will equal the difference between the cash received, or expected to be received, and the Distributable Earnings basis of the asset, and is reflective of our economic experience as it relates to the ultimate realization of the asset. The timing of any such loss realization in our Distributable Earnings may differ materially from the timing of the corresponding CECL reserves, charge-offs or impairments in our consolidated financial statements prepared in accordance with GAAP.

We believe that Distributable Earnings provides meaningful information to consider in addition to our net income (loss) and cash flow from operating activities determined in accordance with GAAP. We believe Distributable Earnings is a useful financial metric for existing and potential future holders of our common stock as historically, over time, Distributable Earnings has been a strong indicator of our dividends per share. As a REIT, we generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments, and therefore we believe our dividends are one of the principal reasons stockholders may invest in our common stock. Further, Distributable Earnings helps us to evaluate our performance excluding the effects of certain transactions and GAAP adjustments that we believe are not necessarily indicative of our current loan portfolio and operations, and is a performance metric we consider when declaring our dividends. We also use Distributable Earnings (previously defined as "Core Earnings") to compute the incentive fee due under our management agreement.

Distributable Earnings does not represent net income (loss) or cash generated from operating activities and should not be considered as an alternative to GAAP net income (loss), or an indication of our GAAP cash flows from operations, a measure of our liquidity, taxable income, or an indication of funds available for our cash needs. In addition, our methodology for calculating Distributable Earnings may differ from the methodologies employed by other companies to calculate the same or similar supplemental performance measures, and accordingly, our reported Distributable Earnings may not be comparable to the Distributable Earnings reported by other companies.

As discussed in Note 2 to the Consolidated Financial Statements, consolidation of securitization variable interest entities ("VIEs") results in the elimination of certain key financial statement line items, particularly within revenues and other income, including unrealized changes in fair value of loans and investment securities. These line items are essential to understanding the true financial performance of our business segments and the Company as a whole. For this reason, as referenced in Note 2 to our Consolidated Financial Statements, we present business segment data in Note 24 without consolidation of these VIEs. This is how we manage our business and is the basis for all data reviewed with our board of directors, investors and analysts. This presentation also allows for a more transparent reconciliation of the unrealized gain (loss) adjustments below to the segment data presented in Note 24.

The weighted average diluted share count applied to Distributable Earnings for purposes of determining Distributable Earnings per share ("EPS") is computed using the GAAP diluted share count, adjusted for the following:

(i) Unvested stock awards – Currently, unvested stock awards are excluded from the denominator of GAAP EPS. The related compensation expense is also excluded from Distributable Earnings. In order to effectuate dilution from these awards in the Distributable Earnings computation, we adjust the GAAP diluted share count to include these shares.

(ii) Convertible Notes – Conversion of our Convertible Notes is an event that is contingent upon numerous factors, none of which are in our control, and is an event that may or may not occur. Consistent with the treatment of other unrealized adjustments to Distributable Earnings, we adjust the GAAP diluted share count to exclude the potential shares issuable upon conversion until a conversion occurs.

(iii) Subsidiary equity – The intent of a February 2018 amendment to our management agreement (the "Amendment") is to treat subsidiary equity in the same manner as if parent equity had been issued. The Class A Units issued in connection with the acquisition of assets in our Woodstar II Portfolio are currently excluded from our GAAP diluted share count, with the subsidiary equity represented as non-controlling interests in consolidated subsidiaries on our GAAP balance sheet. Consistent with the Amendment, we adjust GAAP diluted share count to include these subsidiary units.

The following table presents our diluted weighted average shares used in our GAAP EPS calculation reconciled to our diluted weighted average shares used in our Distributable EPS calculation (amounts in thousands):

	For the Year Ended December 31,		
	2023	2022	2021
Diluted weighted average shares - GAAP EPS	310,507	315,728	296,826
Add: Unvested stock awards	3,708	3,485	4,107
Add: Woodstar II Class A Units	9,760	9,773	10,154
Less: Convertible Notes dilution	—	(9,649)	(9,649)
Diluted weighted average shares - Distributable EPS	323,975	319,337	301,438

As noted above, the definition of Distributable Earnings allows management to make adjustments, subject to the approval of a majority of our independent directors. This is done in situations where such adjustments are considered appropriate in order for Distributable Earnings to be calculated in a manner consistent with its definition and objective.

We encountered this type of situation during 2021 when we sold a 20.6% interest in the Woodstar Fund to third parties. As a result of the conversion of the Woodstar Fund into an investment company and our consolidation of the Woodstar Fund as discussed in Notes 2 and 8 of our Consolidated Financial Statements, we recorded a $1.2 billion cumulative effect adjustment in stockholders' equity, computed as the difference between the fair value and previous carrying value of the Woodstar Fund's investments. Although this amount was recognized from a GAAP perspective, the adjustment was recorded directly to stockholders' equity and was not reflected in GAAP earnings.

In an effort to reflect the cash received for the 20.6% portion of the Woodstar Fund that was sold to third parties, we modified the definition of Distributable Earnings to allow for the treatment of sales as realized if GAAP would otherwise view them as realized even when not recorded in GAAP earnings. This modification was further refined to not include the entirety of the cumulative effect adjustment in Distributable Earnings, but rather to only include the portion for which cash was received. We believe this is consistent with the definition of Distributable Earnings where changes in fair value are not recognized until realized and is likewise consistent with the determination of taxable income.

The following table summarizes our quarterly Distributable Earnings per weighted average diluted share for the years ended December 31, 2023, 2022 and 2021:

	Distributable Earnings For the Three-Month Periods Ended			
	March 31,	June 30,	September 30,	December 31,
2023	$ 0.49	$ 0.49	$ 0.49	$ 0.58
2022	0.76	0.51	0.51	0.50
2021	0.50	0.51	0.52	1.10

The following table presents our summarized results of operations and reconciliation to Distributable Earnings for the year ended December 31, 2023, by business segment (amounts in thousands, except per share data):

	Commercial and Residential Lending Segment	Infrastructure Lending Segment	Property Segment	Investing and Servicing Segment	Corporate	Total
Revenues	$ 1,704,210	$ 239,985	$ 94,172	$ 174,804	$ 1,622	$ 2,214,793
Costs and expenses	(1,271,867)	(174,713)	(113,461)	(145,129)	(393,994)	(2,099,164)
Other income (loss)	(1,511)	6,026	293,339	15,277	(11,285)	301,846
Income (loss) before income taxes	430,832	71,298	274,050	44,952	(403,657)	417,475
Income tax benefit (provision)	990	590	—	(898)	—	682
Income attributable to non-controlling interests	(14)	—	(77,156)	(1,774)	—	(78,944)
Net income (loss) attributable to Starwood Property Trust, Inc.	**431,808**	**71,888**	**196,894**	**42,280**	**(403,657)**	**339,213**
Add / (Deduct):						
Non-controlling interests attributable to Woodstar II Class A Units	—	—	18,732	—	—	18,732
Non-controlling interests attributable to unrealized gains/losses	—	—	47,249	(13,885)	—	33,364
Non-cash equity compensation expense	8,755	1,469	310	6,372	22,341	39,247
Management incentive fee	—	—	—	—	35,709	35,709
Acquisition and investment pursuit costs	(81)	—	(328)	(555)	—	(964)
Depreciation and amortization	7,810	64	32,257	10,263	84	50,478
Interest income adjustment for securities	22,404	—	—	28,368	—	50,772
Extinguishment of debt, net	—	—	—	—	(246)	(246)
Consolidated income tax (benefit) provision associated with fair value adjustments	(990)	(590)	—	898	—	(682)
Other non-cash items	15	—	1,468	285	—	1,768
Reversal of GAAP unrealized and realized (gains) / losses on: [1]						
Loans	(25,874)	—	—	(36,828)	—	(62,702)
Credit loss provision, net	225,720	18,008	—	—	—	243,728
Securities	(69,259)	—	—	51,889	—	(17,370)
Woodstar Fund investments	—	—	(291,244)	—	—	(291,244)
Derivatives	25,206	(123)	(2,111)	4,348	11,285	38,605
Foreign currency	(60,644)	(201)	11	—	—	(60,834)
Earnings from unconsolidated entities	(4,410)	(5,702)	—	(8,849)	—	(18,961)
Sales of properties	—	—	—	(25,841)	—	(25,841)
Impairment of properties	124,902	—	—	—	—	124,902
Recognition of Distributable realized gains / (losses) on:						
Loans [2]	(4,072)	—	—	36,375	—	32,303
Realized credit loss [3]	(12,292)	(10,795)	—	—	—	(23,087)
Securities [4]	105	—	—	(22,475)	—	(22,370)
Woodstar Fund investments [5]	—	—	61,513	—	—	61,513
Derivatives [7]	119,917	397	22,851	(2,493)	(32,659)	108,013
Foreign currency [8]	(7,250)	13	(11)	—	—	(7,248)
Earnings (loss) from unconsolidated entities [9]	4,410	(1,908)	—	7,020	—	9,522
Sales of properties [10]	—	—	—	6,246	—	6,246
Distributable Earnings (Loss)	**$ 786,180**	**$ 72,520**	**$ 87,591**	**$ 83,418**	**$ (367,143)**	**$ 662,566**
Distributable Earnings (Loss) per Weighted Average Diluted Share	**$ 2.43**	**$ 0.22**	**$ 0.27**	**$ 0.26**	**$ (1.13)**	**$ 2.05**

The following table presents our summarized results of operations and reconciliation to Distributable Earnings for the year ended December 31, 2022, by business segment (amounts in thousands, except per share data):

	Commercial and Residential Lending Segment	Infrastructure Lending Segment	Property Segment	Investing and Servicing Segment	Corporate	Total
Revenues	$ 1,167,980	$ 154,362	$ 91,832	$ 205,311	$ 69	$ 1,619,554
Costs and expenses	(611,637)	(100,591)	(92,651)	(137,814)	(330,833)	(1,273,526)
Other income (loss)	(115,802)	4,431	789,726	56,095	(82,987)	651,463
Income (loss) before income taxes	440,541	58,202	788,907	123,592	(413,751)	997,491
Income tax benefit (provision)	69,199	12	—	(7,688)	—	61,523
Income attributable to non-controlling interests	(14)	—	(172,598)	(14,927)	—	(187,539)
Net income (loss) attributable to Starwood Property Trust, Inc.	**509,726**	**58,214**	**616,309**	**100,977**	**(413,751)**	**871,475**
Add / (Deduct):						
Non-controlling interests attributable to Woodstar II Class A Units	—	—	18,764	—	—	18,764
Non-controlling interests attributable to unrealized gains/losses	—	—	143,769	(5,161)	—	138,608
Non-cash equity compensation expense	7,966	1,246	285	5,616	25,072	40,185
Management incentive fee	—	—	—	—	49,586	49,586
Acquisition and investment pursuit costs	(381)	—	(324)	(392)	—	(1,097)
Depreciation and amortization	4,919	348	33,005	11,959	—	50,231
Interest income adjustment for securities	10,777	—	—	12,362	—	23,139
Extinguishment of debt, net	—	—	—	—	(986)	(986)
Consolidated income tax (benefit) provision associated with fair value adjustments	(64,616)	(7)	—	3,345	—	(61,278)
Other non-cash items	88,194	—	1,498	355	—	90,047
Reversal of GAAP unrealized and realized (gains) / losses on: [1]						
Loans	352,412	—	—	(6,190)	—	346,222
Credit loss provision, net	39,780	6,877	—	—	—	46,657
Securities	(11,818)	—	—	43,179	—	31,361
Woodstar Fund investments	—	—	(755,736)	—	—	(755,736)
Derivatives	(338,994)	(1,235)	(35,081)	(41,692)	82,987	(334,015)
Foreign currency	96,651	317	(12)	—	—	96,956
Loss (earnings) from unconsolidated entities	11,242	(3,982)	—	(2,871)	—	4,389
Sales of properties	(86,610)	—	—	(51,079)	—	(137,689)
Recognition of Distributable realized gains / (losses) on:						
Loans [2]	(73,406)	—	—	5,467	—	(67,939)
Securities [4]	(3,102)	—	—	(20,443)	—	(23,545)
Woodstar Fund investments [5]	—	—	56,576	—	—	56,576
Derivatives [7]	97,444	5	2,138	32,591	214	132,392
Foreign currency [8]	(4,652)	58	12	—	—	(4,582)
(Loss) earnings from unconsolidated entities [9]	(10,798)	2,632	—	4,236	—	(3,930)
Sales of properties [10]	84,738	—	—	35,768	—	120,506
Distributable Earnings (Loss)	**$ 709,472**	**$ 64,473**	**$ 81,203**	**$ 128,027**	**$ (256,878)**	**$ 726,297**
Distributable Earnings (Loss) per Weighted Average Diluted Share	**$ 2.22**	**$ 0.20**	**$ 0.26**	**$ 0.40**	**$ (0.80)**	**$ 2.28**

The following table presents our summarized results of operations and reconciliation to Distributable Earnings for the year ended December 31, 2021, by business segment (amounts in thousands, except per share data):

	Commercial and Residential Lending Segment	Infrastructure Lending Segment	Property Segment	Investing and Servicing Segment	Corporate	Total
Revenues	$ 779,321	$ 87,540	$ 235,038	$ 210,185	$ —	$ 1,312,084
Costs and expenses	(249,677)	(64,775)	(226,583)	(144,055)	(304,468)	(989,558)
Other income (loss)	58,595	1,178	11,299	118,961	(11,023)	179,010
Income (loss) before income taxes	588,239	23,943	19,754	185,091	(315,491)	501,536
Income tax (provision) benefit	(1,201)	306	—	(7,775)	1	(8,669)
Income attributable to non-controlling interests	(14)	—	(20,121)	(24,993)	—	(45,128)
Net income (loss) attributable to Starwood Property Trust, Inc.	**587,024**	**24,249**	**(367)**	**152,323**	**(315,490)**	**447,739**
Add / (Deduct):						
Non-controlling interests attributable to Woodstar II Class A Units	—	—	19,373	—	—	19,373
Non-controlling interests attributable to unrealized gains/losses	—	—	(155)	7,741	—	7,586
Non-cash equity compensation expense	7,210	2,217	197	4,129	25,534	39,287
Management incentive fee	—	—	—	—	70,270	70,270
Acquisition and investment pursuit costs	(555)	—	(355)	(166)	—	(1,076)
Depreciation and amortization	1,003	363	66,101	15,078	—	82,545
Interest income adjustment for securities	(1,437)	—	—	17,301	—	15,864
Extinguishment of debt, net	—	—	—	—	(986)	(986)
Consolidated income tax (benefit) provision associated with fair value adjustments	(6,495)	—	—	405	—	(6,090)
Other non-cash items	14	—	(771)	(1,435)	415	(1,777)
Reversal of GAAP unrealized and realized (gains) / losses on: [1]						
Loans	(13,836)	—	—	(55,214)	—	(69,050)
Credit loss (reversal) provision, net	(3,560)	11,895	—	—	—	8,335
Securities	8,277	—	—	(28,221)	—	(19,944)
Woodstar Fund investments	—	—	(6,425)	—	—	(6,425)
Derivatives	(73,209)	(1,253)	(10,155)	(8,288)	10,542	(82,363)
Foreign currency	36,045	183	—	64	—	36,292
Earnings from unconsolidated entities	(6,984)	(1,160)	—	(815)	—	(8,959)
Sales of properties	(17,693)	—	—	(22,210)	—	(39,903)
Recognition of Distributable realized gains / (losses) on:						
Loans [2]	45,621	—	—	57,723	—	103,344
Realized credit loss [3]	(14,807)	—	—	—	—	(14,807)
Securities [4]	(38,180)	—	—	(5,696)	—	(43,876)
Woodstar Fund investments [5]	—	—	7,182	—	—	7,182
Sale of interest in Woodstar Fund [6]	—	—	196,410	—	—	196,410
Derivatives [7]	1,720	(27)	(7,252)	2,885	9,804	7,130
Foreign currency [8]	12,471	(145)	—	(64)	—	12,262
Earnings from unconsolidated entities [9]	11,356	1,160	—	2,456	—	14,972
Sales of properties [10]	8,298	—	—	12,483	—	20,781
Distributable Earnings (Loss)	**$ 542,283**	**$ 37,482**	**$ 263,783**	**$ 150,479**	**$ (199,911)**	**$ 794,116**
Distributable Earnings (Loss) per Weighted Average Diluted Share	**$ 1.80**	**$ 0.12**	**$ 0.87**	**$ 0.50**	**$ (0.66)**	**$ 2.63**

(1) The reconciling items in this section are exactly equivalent to the amounts recognized within GAAP net income (before the consolidation of VIEs), each of which can be agreed back to the respective lines within Note 24 to our Consolidated Financial Statements. They reflect both unrealized and realized (gains) and losses. For added transparency and consistency of presentation, the entire amount recognized in GAAP income is reversed in this section, and the realized components of these amounts are reflected in the next section entitled "Recognition of Distributable realized gains / (losses)."

(2) Represents the realized portion of GAAP gains (losses) on residential and commercial conduit loans carried under the fair value option that were sold during the period. The amount is calculated as the difference between (i) the net proceeds received in connection with a securitization or sale of loans and (ii) such loans' historical cost basis.

(3) Represents loan losses that are deemed nonrecoverable, which is generally upon a realization event, such as when a loan is repaid, or in the case of foreclosure, when the underlying asset is sold. Non-recoverability may also be determined if, in our determination, it is nearly certain that the carrying amounts will not be collected or realized upon sale. The loss amount is calculated as the difference between the cash received or expected to be received and the Distributable Earnings basis of the asset.

(4) Represents the realized portion of GAAP gains (losses) on CMBS and RMBS carried under the fair value option that are sold or impaired during the period. Upon sale, the difference between the cash proceeds received and the historical cost basis of the security is treated as a realized gain or loss for Distributable Earnings purposes. We consider a CMBS or an RMBS credit loss to be realized when such amounts are deemed nonrecoverable. Non-recoverability is generally at the time the underlying assets within the securitization are liquidated, but non-recoverability may also be determined if, in our determination, it is nearly certain that all amounts due will not be collected. The amount is calculated as the difference between the cash received and the historical cost basis of the security.

(5) Represents GAAP income from the Woodstar Fund investments excluding unrealized changes in the fair value of its underlying assets and liabilities. The amount is calculated as the difference between the Woodstar Fund's GAAP net income and its unrealized gains (losses), which represents changes in working capital and actual cash distributions received.

(6) Represents the difference between the proceeds we received in connection with the Woodstar Fund transaction and our amortized cost basis. Because GAAP accounted for the transaction as an adjustment to equity, no GAAP earnings impact resulted. However, the transaction was a taxable event under the tax rules and was thus included in our computation of Distributable Earnings. Refer to the preceding Non-GAAP Financial Measures discussion above for more information.

(7) Represents the realized portion of GAAP gains or losses on the termination or settlement of derivatives that are accounted for at fair value. Derivatives are only treated as realized for Distributable Earnings when they are terminated or settled, and cash is exchanged. The amount of cash received or paid to terminate or settle the derivative is the amount treated as realized for Distributable Earnings purposes at the time of such termination or settlement.

(8) Represents the realized portion of foreign currency gains (losses) related to assets and liabilities denominated in a foreign currency. Realization occurs when the foreign currency is converted back to USD. The amount is calculated as the difference between the foreign exchange rate at the time the asset was placed on the balance sheet and the foreign exchange rate at the time cash is received and is offset by any gains or losses on the related foreign currency derivative at settlement.

(9) Represents GAAP earnings (loss) from unconsolidated entities excluding non-cash items and unrealized changes in fair value recorded on the books and records of the unconsolidated entities. The difference between GAAP and Distributable Earnings for these entities principally relates to depreciation and unrealized changes in the fair value of mortgage loans and securities.

(10) Represents the realized gain (loss) on sales of properties held at depreciated cost. Because depreciation is a non-cash expense that is excluded from Distributable Earnings, GAAP gains upon sale of a property are higher, and GAAP losses are lower, than the respective realized amounts reflected in Distributable Earnings. The amount is calculated as net sales proceeds less undepreciated cost, adjusted for any noncontrolling interest.

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Commercial and Residential Lending Segment

The Commercial and Residential Lending Segment's Distributable Earnings increased by $76.7 million, from $709.5 million during the year ended December 31, 2022 to $786.2 million during the year ended December 31, 2023. After making adjustments for the calculation of Distributable Earnings, revenues were $1.7 billion, costs and expenses were $1.0 billion, other income was $101.5 million and there was no income tax provision or benefit.

Revenues, consisting principally of interest income on loans, increased by $548.6 million during the year ended December 31, 2023, primarily due to increases in interest income from loans of $499.3 million and investment securities of $44.6 million. The increase in interest income from loans reflects (i) a $485.1 million increase from commercial loans, reflecting higher average index rates and loan balances, and (ii) a $14.2 million increase from residential loans principally due to higher average balances, reflecting the timing of purchases and securitizations. The increase in interest income from investment securities was primarily due to higher RMBS yields and average investment balances and the effect of higher index rates on certain commercial investments.

Costs and expenses increased by $483.3 million during the year ended December 31, 2023, primarily due to (i) a $469.9 million increase in interest expense associated with the various secured financing facilities used to fund a portion of this segment's investment portfolio, reflecting higher average index rates and borrowings outstanding, and (ii) a $12.3 million credit loss on a commercial loan recognized in the year ended December 31, 2023.

Other income increased by $16.0 million during the year ended December 31, 2023, primarily due to (i) a $69.3 million decrease in realized losses on residential loans, (ii) a $22.5 million increase in realized gains on interest rate and foreign currency derivatives and (iii) a $15.2 million favorable change in earnings (loss) from unconsolidated entities, all partially offset by (iv) the nonrecurrence of an $84.7 million gain on sale of a foreclosed property in 2022.

Income taxes principally relate to the taxable nature of this segment's residential loan securitization activities which are housed in TRSs. The income tax benefit decreased from $4.6 million during the year ended December 31, 2022 to none during the year ended December 31, 2023. Consistent with our treatment of other adjustments to GAAP in arriving at Distributable Earnings, income tax benefits are generally not recognized in Distributable Earnings until they are realized.

Infrastructure Lending Segment

The Infrastructure Lending Segment's Distributable Earnings increased by $8.0 million, from $64.5 million during the year ended December 31, 2022 to $72.5 million during the year ended December 31, 2023. After making adjustments for the calculation of Distributable Earnings, revenues were $240.0 million, costs and expenses were $166.0 million and other loss was $1.5 million.

Revenues, consisting principally of interest income on loans, increased by $85.6 million during the year ended December 31, 2023, primarily due to an increase in interest income from loans of $86.7 million, reflecting higher average index rates and loan balances.

Costs and expenses increased by $73.9 million during the year ended December 31, 2023, primarily due to a $61.9 million increase in interest expense, reflecting higher average index rates, and a $10.8 million credit loss recognized in the year ended December 31, 2023.

Other income decreased by $3.7 million to a loss during the year ended December 31, 2023, primarily due to a $4.5 million unfavorable change in earnings (loss) from unconsolidated entities.

Property Segment

Distributable Earnings by Portfolio (amounts in thousands)

	For the Year Ended December 31,		
	2023	2022	Change
Master Lease Portfolio	$ 19,966	$ 17,947	$ 2,019
Medical Office Portfolio	20,268	21,221	(953)
Woodstar Fund, net of non-controlling interests	50,414	46,092	4,322
Other/Corporate	(3,057)	(4,057)	1,000
Distributable Earnings	**$ 87,591**	**$ 81,203**	**$ 6,388**

The Property Segment's Distributable Earnings increased by $6.4 million, from $81.2 million during the year ended December 31, 2022 to $87.6 million during the year ended December 31, 2023. After making adjustments for the calculation of Distributable Earnings, revenues were $95.8 million, costs and expenses were $84.5 million, other income was $87.5 million and the deduction for income attributable to non-controlling interests in the Woodstar Fund was $11.2 million.

Revenues increased by $2.3 million during the year ended December 31, 2023, primarily due to rent increases in our Master Lease Portfolio.

Costs and expenses increased by $24.2 million during the year ended December 31, 2023, primarily due to a $23.2 million increase in interest expense reflecting higher index rates on variable rate borrowings of the Medical Office Portfolio.

Other income increased by $29.4 million during the year ended December 31, 2023, primarily due to (i) a $23.4 million increased gain on derivatives which primarily hedge our interest rate risk on borrowings secured by our Medical Office Portfolio and (ii) a $4.9 million increase in Distributable Earnings from the Woodstar Fund investments.

Income attributable to non-controlling interests in the Woodstar Fund increased $1.1 million in the year ended December 31, 2023.

Investing and Servicing Segment

The Investing and Servicing Segment's Distributable Earnings decreased by $44.6 million from $128.0 million during the year ended December 31, 2022 to $83.4 million during the year ended December 31, 2023. After making adjustments for the calculation of Distributable Earnings, revenues were $203.8 million, costs and expenses were $129.4 million, other income was $24.7 million, there was no income tax provision or benefit and the deduction of income attributable to non-controlling interests was $15.7 million.

Revenues decreased by $14.5 million during the year ended December 31, 2023, primarily due to (i) a $9.9 million decrease in servicing fees and (ii) a $10.3 million decrease in other fee income related to the origination of certain loans contributed into CMBS transactions, partially offset by (iii) an $8.7 million increase in interest income principally from CMBS investments.

Costs and expenses increased by $8.4 million during the year ended December 31, 2023, primarily reflecting a $7.9 million increase in interest expense reflecting higher average index rates on borrowings which finance our CMBS investments and conduit loans.

Other income includes profit realized upon securitization of loans by our conduit business, gains on sales of CMBS and operating properties, gains and losses on derivatives that were either effectively terminated or novated, and earnings from unconsolidated entities. These items are typically offset by a decrease in the fair value of our domestic servicing rights intangible which reflects the expected amortization of this deteriorating asset, net of increases in fair value due to the attainment of new servicing contracts. Derivatives include instruments which hedge interest rate risk and credit risk on our conduit loans. For GAAP purposes, the loans, CMBS and derivatives are accounted for at fair value, with all changes in fair value (realized or unrealized) recognized in earnings. The adjustments to Distributable Earnings outlined above are also applied to the GAAP earnings of our unconsolidated entities. Other income decreased by $30.4 million during the year ended December 31, 2023, primarily due to (i) a $35.1 million unfavorable change in realized gain (loss) on derivatives, principally related to conduit loans, and (ii) a $31.1 million decrease in realized gains on sales of operating properties, all partially offset by (iii) a $30.9 million increase in realized gains on conduit loans.

Income taxes, which principally relate to the taxable nature of this segment's loan servicing and loan securitization businesses which are housed in TRSs, decreased $4.3 million to no provision or benefit in the year ended December 31, 2023. Effective January 1, 2023, the TRS which houses these businesses was combined with the TRS which houses our residential loan securitization business into a single TRS. The combined TRS was in a net loss position during the year ended December 31, 2023, versus a net income position of the individual Investing and Servicing Segment TRS during the year ended December 31, 2022. Consistent with our treatment of other adjustments to GAAP in arriving at Distributable Earnings, the income tax benefit of the combined TRS will not be recognized in Distributable Earnings until realized.

Income attributable to non-controlling interests decreased $4.4 million.

Corporate

Corporate loss increased by $110.2 million, from $256.9 million during the year ended December 31, 2022 to $367.1 million during the year ended December 31, 2023, primarily due to (i) a $78.7 million increase in interest expense reflecting higher average outstanding term loan and unsecured senior note balances, as well as higher interest rates, and (ii) a $32.9 million unfavorable change in realized gain (loss) on fixed-to-floating interest rate swaps which hedge a portion of our unsecured senior notes.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Commercial and Residential Lending Segment

The Commercial and Residential Lending Segment's Distributable Earnings increased by $167.2 million, from $542.3 million during the year ended December 31, 2021 to $709.5 million during the year ended December 31, 2022. After making adjustments for the calculation of Distributable Earnings, revenues were $1.2 billion, costs and expenses were $559.8 million, other income was $85.5 million and income tax benefit was $4.6 million.

Revenues, consisting principally of interest income on loans, increased by $401.3 million during the year ended December 31, 2022, primarily due to increases in interest income from loans of $352.8 million and investment securities of $46.8 million. The increase in interest income from loans reflects (i) a $299.7 million increase from commercial loans, reflecting higher average balances and index rates, partially offset by the timing effect of certain loans being placed on nonaccrual, and (ii) a $53.1 million increase from residential loans principally due to higher average balances reflecting the timing of purchases and securitizations, partially offset by lower average coupon rates. The increase in interest income from investment securities was primarily due to higher commercial and RMBS average investment balances and the effect of higher index rates on certain commercial investments.

Costs and expenses increased by $299.4 million during the year ended December 31, 2022, primarily due to (i) a $294.8 million increase in interest expense associated with the various secured financing facilities used to fund a portion of this segment's investment portfolio and (ii) a $9.9 million increase in primarily legal related general and administrative expenses. The increase in interest expense was primarily due to higher average borrowings outstanding and higher average index rates.

Other income increased by $53.0 million during the year ended December 31, 2022, primarily due to (i) a $76.4 million increased gain on sale of foreclosed properties and (ii) a $42.6 million decrease in recognized losses on RMBS investments, partially offset by (iii) a $42.8 million unfavorable change in gain (loss) on residential loan sales and securitizations, net of related interest rate derivatives, and (iv) a $25.8 million unfavorable change in Distributable Earnings (Loss) from an unconsolidated residential mortgage originator.

Income taxes, which principally relate to the taxable nature of this segment's residential loan securitization activities which are housed in TRSs, decreased $12.3 million to a benefit of $4.6 million during the year ended December 31, 2022 compared to a provision of $7.7 million during the year ended December 31, 2021. This decrease was primarily due to a significant reduction in securitization activity during the year ended December 31, 2022 resulting from elevated market volatility during the period. This market dislocation resulted in us choosing to hold more residential loans rather than securitize them.

Infrastructure Lending Segment

The Infrastructure Lending Segment's Distributable Earnings increased by $27.0 million, from $37.5 million during the year ended December 31, 2021 to $64.5 million during the year ended December 31, 2022. After making adjustments for the calculation of Distributable Earnings, revenues were $154.4 million, costs and expenses were $92.1 million and other income was $2.2 million.

Revenues, consisting principally of interest income on loans, increased by $66.9 million during the year ended December 31, 2022, primarily due to an increase in interest income from loans of $65.2 million, principally due to higher average loan balances and index rates.

Costs and expenses increased by $41.8 million during the year ended December 31, 2022, primarily due to a $41.5 million increase in interest expense reflecting higher average borrowings outstanding and higher average index rates.

Other income (loss) improved by $2.3 million during the year ended December 31, 2022, primarily due to a $1.5 million increase in earnings from an unconsolidated entity and a $0.8 million lower loss on extinguishment of debt.

Property Segment

Distributable Earnings by Portfolio (amounts in thousands)

	For the Year Ended December 31,		
	2022	**2021**	**Change**
Master Lease Portfolio	$ 17,947	$ 17,217	$ 730
Medical Office Portfolio	21,221	20,299	922
Woodstar I Portfolio	—	13,807	(13,807)
Woodstar II Portfolio	—	16,901	(16,901)
Woodstar Fund, net of non-controlling interests	46,092	6,279	39,813
Sale of interest in Woodstar Fund	—	191,301	(191,301)
Other/Corporate	(4,057)	(2,021)	(2,036)
Distributable Earnings	**$ 81,203**	**$ 263,783**	**$ (182,580)**

The Property Segment's Distributable Earnings decreased by $182.6 million, from $263.8 million during the year ended December 31, 2021 to $81.2 million during the year ended December 31, 2022. After making adjustments for the calculation of Distributable Earnings, revenues were $93.5 million, costs and expenses were $60.3 million, other income was $58.1 million and the deduction for income attributable to non-controlling interests in the Woodstar Fund was $10.1 million.

Revenues decreased by $140.9 million during the year ended December 31, 2022, primarily due to the conversion of the Woodstar Portfolios to the Woodstar Fund on November 5, 2021.

Costs and expenses decreased by $100.6 million during the year ended December 31, 2022, primarily due to the Woodstar Fund conversion referred to above.

Other income decreased by $133.1 million during the year ended December 31, 2022, primarily due to (i) the nonrecurrence of $196.4 million in Distributable Earnings relating to the 20.6% sale of third party investor interests in the Woodstar Fund (excluding $5.1 million of related professional fees included in costs and expenses for both GAAP and Distributable Earnings) during the year ended December 31, 2021, partially offset by (ii) a $49.4 million increase in Distributable Earnings from the Woodstar Fund investments (before a $9.2 million increase in related non-controlling interests) during the year ended December 31, 2022 and (iii) a $9.7 million favorable change in realized gains (losses) on derivatives which primarily hedge our interest rate risk on borrowings secured by our Medical Office Portfolio.

Investing and Servicing Segment

The Investing and Servicing Segment's Distributable Earnings decreased by $22.5 million from $150.5 million during the year ended December 31, 2021 to $128.0 million during the year ended December 31, 2022. After making adjustments for the calculation of Distributable Earnings, revenues were $218.3 million, costs and expenses were $121.0 million, other income was $55.1 million, income tax provision was $4.3 million and the deduction of income attributable to non-controlling interests was $20.1 million.

Revenues decreased by $10.4 million during the year ended December 31, 2022, primarily due to (i) an $8.8 million decrease in rental income principally reflecting fewer properties held and (ii) a $4.1 million decrease in servicing fees, partially offset by (iii) a $4.8 million increase in other fee income related to the origination of certain loans contributed into CMBS transactions.

Costs and expenses decreased by $4.4 million during the year ended December 31, 2022.

Other income decreased by $16.7 million during the year ended December 31, 2022, primarily due to (i) a $52.3 million decrease in realized gains on conduit loans and (ii) a $14.9 million decrease in realized gains and increase in recognized losses on CMBS, partially offset by (iii) a $29.7 million increase in realized gains on derivatives principally related to conduit loans and (iv) a $23.3 million increased gain on sales of operating properties.

Income taxes, which principally relate to the taxable nature of this segment's loan servicing and loan securitization businesses which are housed in TRSs, decreased $3.1 million due to lower taxable income of those TRSs during the year ended December 31, 2022.

Income attributable to non-controlling interests increased $2.9 million.

Corporate

Corporate loss increased by $57.0 million, from $199.9 million during the year ended December 31, 2021 to $256.9 million during the year ended December 31, 2022, primarily due to (i) a $38.1 million increase in interest expense on higher average outstanding term loan and unsecured senior note balances, as well as higher index rates on our term loan, (ii) a $9.6 million decrease in realized gains on fixed-to-floating interest rate swaps which hedge a portion of our unsecured senior notes and (iii) an $8.8 million increase in base management fees.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet our cash requirements, including ongoing commitments to repay borrowings, fund and maintain our assets and operations, make new investments where appropriate, pay dividends to our stockholders and other general business needs. We closely monitor our liquidity position and believe that we have sufficient current liquidity and access to additional liquidity to meet our financial obligations for at least the next 12 months.

Sources of Liquidity

Our primary sources of liquidity are as follows:

Cash Flows for the Year Ended December 31, 2023 (amounts in thousands)

	GAAP	VIE Adjustments	Excluding Securitization VIEs
Net cash provided by operating activities	**$ 528,597**	**$ (14)**	**$ 528,583**
Cash Flows from Investing Activities:			
Origination, purchase and funding of loans held-for-investment	(2,717,720)	—	(2,717,720)
Proceeds from principal collections and sale of loans	3,432,673	—	3,432,673
Purchase and funding of investment securities	(11,578)	(48,011)	(59,589)
Proceeds from sales, redemptions and collections of investment securities	93,390	169,642	263,032
Proceeds from sales of real estate	73,569	—	73,569
Purchases and additions to properties and other assets	(25,085)	—	(25,085)
Net cash flows from other investments and assets	9,825	—	9,825
Net cash provided by investing activities	**855,074**	**121,631**	**976,705**
Cash Flows from Financing Activities:			
Proceeds from borrowings	6,559,959	—	6,559,959
Principal repayments on and repurchases of borrowings	(7,473,900)	(410)	(7,474,310)
Payment of deferred financing costs	(20,990)	—	(20,990)
Proceeds from common stock issuances, net of offering costs	2,997	—	2,997
Payment of dividends	(601,192)	—	(601,192)
Contributions from non-controlling interests	2,724	—	2,724
Distributions to non-controlling interests	(45,368)	—	(45,368)
Repayment of debt of consolidated VIEs	(48,435)	48,435	—
Distributions of cash from consolidated VIEs	169,642	(169,642)	—
Net cash used in financing activities	**(1,454,563)**	**(121,617)**	**(1,576,180)**
Net decrease in cash, cash equivalents and restricted cash	(70,892)	—	(70,892)
Cash, cash equivalents and restricted cash, beginning of period	382,133	—	382,133
Effect of exchange rate changes on cash	731	—	731
Cash, cash equivalents and restricted cash, end of period	$ 311,972	$ —	$ 311,972

The discussion below is on a non-GAAP basis, after removing adjustments principally resulting from the consolidation of the securitization VIEs under ASC 810. These adjustments principally relate to (i) the purchase of CMBS, RMBS, loans and real estate from consolidated VIEs, which are reflected as repayments of VIE debt on a GAAP basis and (ii) sales, principal collections and redemptions of CMBS and RMBS related to consolidated VIEs, which are reflected as VIE distributions on a GAAP basis. There is no net impact to overall cash resulting from these consolidations. Refer to Note 2 to the Consolidated Financial Statements for further discussion.

Cash and cash equivalents decreased by $70.9 million during the year ended December 31, 2023, reflecting net cash used in financing activities of $1.6 billion, partially offset by net cash provided by investing activities of $1.0 billion and operating activities of $528.6 million.

Net cash provided by operating activities of $528.6 million during the year ended December 31, 2023 related primarily to cash interest income of $1.6 billion from our loans and $204.3 million from our investment securities. Net rental income provided cash of $78.9 million, servicing fees of $47.1 million, receipts from our interest rate derivatives of $89.6 million, distributions from our affordable housing fund investments of $39.4 million, and sales and principal collections, net of originations and purchases of loans held-for-sale of $199.7 million. Offsetting these cash inflows was cash interest expense of $1.4 billion, general and administrative expenses of $260.4 million and a net change in operating assets and liabilities of $107.9 million.

Net cash provided by investing activities of $1.0 billion for the year ended December 31, 2023 related primarily to proceeds received from principal collections and sale of loans held-for-investment of $3.4 billion and investment securities of $263.0 million, partially offset by the origination, purchase and funding of loans held-for-investment of $2.7 billion and investment securities of $59.6 million.

Net cash used in financing activities of $1.6 billion for the year ended December 31, 2023 related primarily to repayments and deferred loan costs on our debt, net of borrowings, of $935.3 million and dividend distributions of $601.2 million.

Financing Arrangements

We utilize a variety of financing arrangements, including:

1) *Repurchase Agreements:* Repurchase agreements effectively allow us to borrow against loans and securities that we own. Under these agreements, we sell our loans and securities to a counterparty and agree to repurchase the same loans and securities from the counterparty at a price equal to the original sales price plus interest. The counterparty retains the sole discretion over both whether to purchase the loan and security from us and, subject to certain conditions, the market value of such loan or security for purposes of determining whether we are required to pay margin to the counterparty. Generally, if the lender determines (subject to certain conditions) that the market value of the collateral in a repurchase transaction has decreased by more than a defined minimum amount, we would be required to repay any amounts borrowed in excess of the product of (i) the revised market value multiplied by (ii) the applicable advance rate. During the term of a repurchase agreement, we receive the principal and interest on the related loans and securities and pay interest to the counterparty. As of December 31, 2023, we had various repurchase agreements, with details referenced in the table provided below.

2) *Secured Property Financings:* We use long-term mortgage facilities from commercial lenders and government sponsors of affordable housing loans to finance many of the investment properties that we hold. These facilities accrue interest at either fixed or floating rates. We typically hedge our exposure to floating interest rate changes on these facilities through the use of interest rate swap and cap derivatives.

3) *Bank Credit Facilities:* We use bank credit facilities (including term loans and revolving facilities) to finance our assets. These financings may be collateralized or non-collateralized and may involve one or more lenders. Credit facilities typically have maturities ranging from two to five years and may accrue interest at either fixed or floating rates. The lender retains the sole discretion, subject to certain conditions, over the market value of such note for purposes of determining whether we are required to pay margin to the lender.

4) *Loan Sales, Syndications, Securitizations and/or CLO Transactions:* We seek non-recourse long-term financing from loan sales, syndications, securitizations and/or CLOs of our investments in mortgage loans. These financings generally involve a senior portion of our loan but may involve the entire loan. Loan sales and syndications generally involve the sale of a senior note component or participation interest to a third party lender. Securitizations and CLOs generally involve transferring notes to a special purpose vehicle (or the issuing entity), which then issues one or more classes of non-recourse notes pursuant to the terms of an indenture. The notes are secured by the pool of assets. In exchange for the transfer of assets to the issuing entity, we receive cash proceeds from the sale of non-recourse notes. Sales, syndications, securitizations or CLOs of our portfolio investments might magnify our exposure to losses on those portfolio investments because the retained subordinate interest in any particular overall loan would be subordinate to the loan components sold and we would, therefore, absorb all losses sustained with respect to the overall loan before the owners of the senior notes experience any losses with respect to the loan in question.

5) *Unsecured Senior Notes and Term Loans:* We issue senior notes, some of which are convertible, as well as term loans to finance certain operating and investing activities of the Company. The senior notes accrue interest at fixed interest rates, while the term loans are variable, and vary in tenure. Refer to Notes 11 and 12 to the Consolidated Financial Statements for further discussion of our financing arrangements.

Secured Borrowings

The following table is a summary of our secured borrowings as of December 31, 2023 (dollars in thousands):

	Current Maturity	Extended Maturity (a)	Weighted Average Pricing	Pledged Asset Carrying Value	Maximum Facility Size	Outstanding Balance	Approved but Undrawn Capacity (b)	Unallocated Financing Amount (c)
Repurchase Agreements:								
Commercial Loans	Jun 2024 to Dec 2028 (d)	Oct 2025 to Dec 2030 (d)	Index + 2.07% (e)	$ 10,267,245	$ 12,109,808 (f)	$ 7,170,389	$ 358,010	$ 4,581,409
Residential Loans	Aug 2024 to Oct 2025	Aug 2024 to Apr 2026	SOFR + 1.90%	2,602,728	3,450,000	2,287,655	30,046	1,132,299
Infrastructure Loans	Sep 2024	Sep 2026	SOFR + 2.07%	541,979	650,000	453,217	—	196,783
Conduit Loans	Dec 2024 to Jun 2026	Dec 2025 to Jun 2027	SOFR + 2.30%	31,690	375,000	26,930	—	348,070
CMBS/RMBS	Sep 2024 to Apr 2032 (g)	Dec 2024 to Oct 2032 (g)	(h)	1,424,610	995,907	714,168 (i)	48,429	233,310
Total Repurchase Agreements				14,868,252	17,580,715	10,652,359	436,485	6,491,871
Other Secured Financing:								
Borrowing Base Facility	Nov 2024	Oct 2026	SOFR + 2.11%	479,925	750,000 (j)	27,639	250,000	472,361
Commercial Financing Facilities	Jul 2024 to Aug 2028	Jul 2025 to Dec 2030	Index + 2.20%	557,888	572,552 (k)	387,822	—	184,730
Infrastructure Financing Facilities	Jun 2025 to Oct 2025	Jun 2027 to Jul 2032	Index + 2.14%	877,591	1,550,000	631,187	65,541	853,272
Property Mortgages - Fixed rate	Oct 2025 to Jun 2026	N/A	4.52%	32,772	29,898	29,898	—	—
Property Mortgages - Variable rate	Jun 2024 to Mar 2026	N/A	(l)	895,159	855,080	853,145	—	1,935
Term Loans and Revolver	(m)	N/A	(m)	N/A (m)	1,516,778	1,366,778	150,000	—
STWD 2022-FL3 CLO	Nov 2038	N/A	SOFR + 1.64%	1,007,532	840,620	840,620	—	—
STWD 2021-HTS SASB	Apr 2034	N/A	SOFR + 2.26%	224,509	203,284	203,284	—	—
STWD 2021-FL2 CLO	Apr 2038	N/A	SOFR + 1.50%	1,288,165	1,065,713	1,065,713	—	—
STWD 2019-FL1 CLO	Jul 2038	N/A	SOFR + 1.51%	739,684	570,546	570,546	—	—
STWD 2021-SIF2 CLO	Jan 2033	N/A	SOFR + 1.89%	514,286	410,000	410,000		—
STWD 2021-SIF1 CLO	Apr 2032	N/A	SOFR + 2.07%	514,594	410,000	410,000	—	—
Total Other Secured Financing				7,132,105	8,774,471	6,796,632	465,541	1,512,298
				$ 22,000,357	$ 26,355,186	$ 17,448,991	$ 902,026	$ 8,004,169
Unamortized net discount						(24,371)		
Unamortized deferred financing costs						(65,332)		
						$ 17,359,288		

(a) Subject to certain conditions as defined in the respective facility agreement.

(b) Approved but undrawn capacity represents the total draw amount that has been approved by the lenders related to those assets that have been pledged as collateral, less the drawn amount.

(c) Unallocated financing amount represents the maximum facility size less the total draw capacity that has been approved by the lenders.

(d) For certain facilities, borrowings collateralized by loans existing at maturity may remain outstanding until such loan collateral matures, subject to certain specified conditions.

(e) Certain facilities with an outstanding balance of $2.8 billion as of December 31, 2023 are indexed to EURIBOR, BBSY, SARON and SONIA. The remainder are indexed to SOFR.

(f) Certain facilities with an aggregate initial maximum facility size of $11.7 billion may be increased to $12.1 billion, subject to certain conditions. The $12.1 billion amount includes such upsizes.

(g) Certain facilities with an outstanding balance of $332.6 million as of December 31, 2023 carry a rolling 11-month or 12-month term which may reset monthly or quarterly with the lender's consent. These facilities carry no maximum facility size.

(h) A facility with an outstanding balance of $281.3 million as of December 31, 2023 has a weighted average fixed annual interest rate of 3.54%. All other facilities are variable rate with a weighted average rate of SOFR + 2.22%.

(i) Includes: (i) $281.3 million outstanding on a repurchase facility that is not subject to margin calls; and (ii) $33.0 million outstanding on one of our repurchase facilities that represents the 49% pro rata share owed by a non-controlling partner in a consolidated joint venture (see Note 16 to the Consolidated Financial Statements).

(j) The maximum facility size as of December 31, 2023 of $450.0 million may be increased to $750.0 million, subject to certain conditions.

(k) Certain facilities with an aggregate initial maximum facility size of $472.6 million may be increased to $572.6 million, subject to certain conditions. The $572.6 million amount includes such upsizes.

(l) Includes a $600.0 million first mortgage and mezzanine loan secured by our Medical Office Portfolio. This debt has a weighted average interest rate of SOFR + 2.18% that we swapped to a fixed rate of 3.46%. The remainder have a weighted average rate of SOFR + 3.38%.

(m) Consists of: (i) a $772.8 million term loan facility that matures in July 2026, of which $383.0 million has an annual interest rate of SOFR + 2.60% and $389.8 million has an annual interest rate of SOFR + 3.35%, subject to a 0.75% SOFR floor, (ii) a $150.0 million revolving credit facility that matures in April 2026 with an annual interest rate of SOFR + 2.60%, and (iii) a $594.0 million term loan facility that matures in November 2027, with an annual interest rate of SOFR + 3.25%, subject to a 0.50% SOFR floor. These facilities are secured by the equity interests in certain of our subsidiaries which totaled $5.9 billion as of December 31, 2023.

The above table no longer reflects property mortgages of the Woodstar Portfolios, which as discussed in Notes 2 and 8 to the Consolidated Financial Statements, are now reflected net within "Investments of consolidated affordable housing fund" on our consolidated balance sheets.

Refer to Note 11 to the Consolidated Financial Statements for further disclosure regarding the terms of our secured financing arrangements.

Variance between Average and Quarter-End Credit Facility Borrowings Outstanding

The following table compares the average amount outstanding under our secured financing agreements during each quarter and the amount outstanding as of the end of each quarter, together with an explanation of significant variances (amounts in thousands):

2023 Quarter Ended	Quarter-End Balance	Weighted-Average Balance During Quarter	Variance
March 31, 2023	18,630,290	18,331,322	298,968
June 30, 2023	18,263,851	18,625,814	(361,963)
September 30, 2023	17,171,912	17,506,017	(334,105)
December 31, 2023	17,643,891	17,493,558	150,333

2022 Quarter Ended	Quarter-End Balance	Weighted-Average Balance During Quarter	Variance	
March 31, 2022	15,419,344	15,645,668	(226,324)	
June 30, 2022	17,008,158	16,151,019	857,139	(a)
September 30, 2022	17,282,020	17,521,495	(239,475)	
December 31, 2022	18,299,267	18,084,425	214,842	

(a) Variance primarily due to late quarter timing of loan pledges and advances.

Borrowings under Unsecured Senior Notes

During the years ended December 31, 2023 and 2022, the weighted average effective borrowing rate on our unsecured senior notes was 4.9% and 4.7%, respectively. The effective borrowing rate includes the effects of underwriter purchase discount.

Refer to Note 12 to the Consolidated Financial Statements for further disclosure regarding the terms of our unsecured senior notes.

Scheduled Principal Repayments on Investments and Overhang on Financing Facilities

The following scheduled and/or projected principal repayments on our investments were based on amounts outstanding and extended contractual maturities of those investments as of December 31, 2023. The projected and/or required repayments of financing were based on the earlier of (i) the extended contractual maturity of each credit facility or (ii) the extended contractual maturity of each of the investments that have been pledged as collateral under the respective credit facility (amounts in thousands):

	Scheduled Principal Repayments on Loans and HTM Securities	Scheduled/Projected Principal Repayments on RMBS and CMBS	Projected/Required Repayments of Financing	Scheduled Principal Inflows Net of Financing Outflows
First Quarter 2024	$ 448,440	$ 3,553	$ (414,968)	$ 37,025
Second Quarter 2024	173,893	28,116	(223,808)	(21,799)
Third Quarter 2024	267,608	6,888	(438,534)	(164,038)
Fourth Quarter 2024	480,871	41,581	(1,812,463)	(1,290,011) (1)
Total	$ 1,370,812	$ 80,138	$ (2,889,773)	$ (1,438,823)

(1) Shortfall primarily relates to (i) $600.0 million related to outstanding debt on our Medical Office Portfolio that we expect to refinance, (ii) $400.0 million of our unsecured senior notes that mature in December 2024 that we intend to repay with funds generated in the normal course of business and (iii) $329.3 million of repayments under a securities facility which carries a rolling 12-month term that we have historically extended, and intend to continue to extend with lender's consent.

In the normal course of business, the Company is in discussions with its lenders to extend, amend or replace any financing facilities which contain near term expirations.

Issuances of Equity Securities

We may raise funds through capital market transactions by issuing capital stock. There can be no assurance, however, that we will be able to access the capital markets at any particular time or on any particular terms. We have authorized 100,000,000 shares of preferred stock and 500,000,000 shares of common stock. At December 31, 2023, we had 100,000,000 shares of preferred stock available for issuance and 186,633,926 shares of common stock available for issuance.

Refer to Note 18 to the Consolidated Financial Statements for a discussion of our issuances of equity securities in recent years.

Other Potential Sources of Financing

In the future, we may also use other sources of financing to fund the acquisition of our target assets and maturities of our unsecured senior notes, including other secured as well as unsecured forms of borrowing and sale of senior loan interests and other assets.

Leverage Policies

We employ leverage, to the extent available, to fund the acquisition of our target assets, increase potential returns to our stockholders, or provide temporary liquidity. Leverage can be either direct by utilizing private third party financing or indirect through originating, acquiring or retaining subordinated mortgages, B-Notes, subordinated loan participations or mezzanine loans. Although the type of leverage we deploy is dependent on the underlying asset that is being financed, we intend, when possible, to utilize leverage whose maturity is equal to or greater than the maturity of the underlying asset and minimize to the greatest extent possible exposure to the Company of credit losses associated with any individual asset. In addition, we intend to mitigate the impact of potential future interest rate increases on our borrowings through utilization of hedging instruments, primarily interest rate swap agreements.

The amount of leverage we deploy for particular investments in our target assets depends upon our assessment of a variety of factors, which may include the anticipated liquidity and price volatility of the assets in our investment portfolio, the potential for losses and extension risk in our portfolio, the gap between the duration of our assets and liabilities, including hedges, the availability and cost of financing the assets, our opinion of the creditworthiness of our financing counterparties, the health of the U.S., European and Australian economies and commercial, residential and infrastructure markets, our outlook for the level, slope and volatility of interest rates, the credit quality of our assets, the collateral underlying our assets and our outlook for asset spreads relative to the applicable reference rate curve. Our secured debt agreements contain customary affirmative and negative covenants, including financial covenants, that in some cases restrict our total leverage (as defined therein). As of December 31, 2023, we were in compliance with all such covenants.

Cash Requirements

Dividends

U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. We generally intend to distribute substantially all of our taxable income (which does not necessarily equal our GAAP net income) to our stockholders each year, if and to the extent authorized by our board of directors. Before we pay any dividend, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating and debt service requirements. If our cash available for distribution is less than our net taxable income, we could be required to sell assets or borrow funds to make cash distributions or we may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. Refer to Note 18 to the Consolidated Financial Statements for a detailed dividend history.

The tax treatment for our aggregate distributions per share of common stock paid with respect to the 2023 tax year is as follows:

Record Date	Payable Date	Per Share Dividend	Ordinary Taxable Dividends	Taxable Qualified Dividends	Total Capital Gain Distribution	Unrecaptured 1250 Gain	Section 199A Dividends
3/31/2023	4/14/2023	0.4800	0.4607	—	0.0193	0.0083	0.4607
6/30/2023	7/17/2023	0.4800	0.4607	—	0.0193	0.0083	0.4607
9/30/2023	10/16/2023	0.4800	0.4607	—	0.0193	0.0083	0.4607
12/29/2023	1/15/2024	0.4800	0.4607	—	0.0193	0.0083	0.4607
		$ 1.9200	$ 1.8428	$ —	$ 0.0772	$ 0.0332	$ 1.8428

Contractual Obligations and Commitments

Our material contractual obligations and commitments as of December 31, 2023 are as follows (amounts in thousands):

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Secured financings (a)	$ 13,948,828	$ 1,391,885	$ 4,208,841	$ 6,556,266	$ 1,791,836
CLOs and SASB (b)	3,500,163	505,165	2,649,687	335,641	9,670
Unsecured senior notes	2,180,750	400,000	900,000	880,750	—
Future loan commitments:					
Commercial Lending (c)	1,280,899	821,899	456,489	2,511	—
Infrastructure Lending (d)	227,548	202,787	21,713	3,048	—

(a) Represents the contractual maturity of the respective credit facility, inclusive of available extension options. If investments that have been pledged as collateral repay earlier than the contractual maturity of the debt, the related portion of the debt would likewise require earlier repayment. Refer to Note 11 to the Consolidated Financial Statements for the expected maturities by year. Excludes debt related to properties held-for-sale (see Note 7 to the Consolidated Financial Statements).

(b) Represents the fully extended maturity of the underlying collateral.

(c) Excludes $374.9 million of loan funding commitments in which management projects the Company will not be obligated to fund in the future due to repayments made by the borrower earlier than, or in excess of, expectations.

(d) Represents contractual commitments of $124.4 million under revolvers and letters of credit, $65.5 million under delayed draw term loans and $37.6 million of outstanding infrastructure loan purchase commitments.

The table above does not include interest payable, amounts due under our management agreement, amounts due under our derivative agreements or amounts due under guarantees as those contracts do not have fixed and determinable payments.

Our secured financings, CLOs and SASB consist primarily of matched-term funding for our loans and investment securities and long-term mortgages on our owned properties. Repayments of such facilities are generally made from proceeds from maturities, prepayments or sales of such investments and operating cash flows from owned properties. In the normal course of business, we are in discussions with our lenders to extend, amend or replace any financing facilities which contain near term expirations.

Our unsecured senior notes are expected to be repaid from a combination of available cash on hand, approved but undrawn capacity under our secured financing agreements, and/or equity issuances or other potential sources of financing, as discussed above, including issuances of new unsecured senior notes.

Our future loan commitments are expected to be primarily matched-term funded under secured financing agreements with any difference funded from available cash on hand or other potential sources of financing discussed above.

Critical Accounting Estimates

Our financial statements are prepared in accordance with GAAP, which requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We believe that all of the decisions and assessments upon which our financial statements are based were reasonable at the time made, based upon information available to us at that time. The following discussion describes the critical accounting estimates that apply to our operations and require complex management judgment. This summary should be read in conjunction with a more complete discussion of our accounting policies included in Note 2 to the Consolidated Financial Statements.

Credit Losses

Loans and Debt Securities Measured at Amortized Cost

As discussed in Note 2 to the Consolidated Financial Statements, ASC 326*, Financial Instruments – Credit Losses*, became effective for the Company on January 1, 2020. ASC 326 mandates the use of a current expected credit loss model (“CECL”) for estimating future credit losses of certain financial instruments measured at amortized cost, instead of the “incurred loss” credit model previously required under GAAP. The CECL model requires the consideration of possible credit losses over the life of an instrument as opposed to only estimating credit losses upon the occurrence of a discrete loss event under the previous “incurred loss” methodology. The CECL model applies to our loans held-for-investment (“HFI”) and our held-to-maturity (“HTM”) debt securities which are carried at amortized cost, including future funding commitments and accrued interest receivable related to those loans and securities.

As we do not have a history of realized credit losses on our HFI loans and HTM securities, we have subscribed to third party database services to provide us with historical industry losses for both commercial real estate and infrastructure loans. Using these losses as a benchmark, we determine expected credit losses for our loans and securities on a collective basis within our commercial real estate and infrastructure portfolios. Such determination also incorporates significant assumptions and estimates regarding, among other things, prepayments, future fundings and economic forecasts. See Note 5 to the Consolidated Financial Statements for further discussion of our methodologies.

We also evaluate each loan and security measured at amortized cost for credit deterioration at least quarterly. Credit deterioration occurs when it is deemed probable that we will not be able to collect all amounts due according to the contractual terms of the loan or security. If a loan or security is considered to be credit deteriorated, we depart from the industry loss rate approach described above and determine the credit loss allowance as any excess of the amortized cost basis of the loan or security over (i) the present value of expected future cash flows discounted at the contractual effective interest rate or (ii) the fair value of the collateral, if repayment is expected solely from the collateral.

Significant judgment is required when estimating future credit losses; therefore, actual results over time could be materially different. As of December 31, 2023, we held $18.5 billion of loans and HTM securities measured at amortized cost with expected future funding commitments of $1.3 billion. During the years ended December 31, 2023, 2022 and 2021, we recognized credit loss provisions of $243.7 million, $46.7 million and $8.3 million, respectively, and the related credit loss allowance was $333.1 million and $112.5 million at December 31, 2023 and 2022, respectively.

Available-for-Sale Debt Securities

Separate provisions of ASC 326 apply to our available-for-sale (“AFS”) debt securities which are carried at fair value with unrealized gains and losses reported as a component of accumulated other comprehensive income (“AOCI”). We are required to establish an initial credit loss allowance for those securities that are purchased with credit deterioration by grossing up the amortized cost basis of each security and providing an offsetting credit loss allowance for the difference between expected cash flows and contractual cash flows, both on a present value basis.

Subsequently, cumulative adverse changes in expected cash flows on our available-for-sale debt securities are recognized currently as an increase to the allowance for credit losses. However, the allowance is limited to the amount by which the AFS debt security’s amortized cost exceeds its fair value. Favorable changes in expected cash flows are first recognized as a decrease to the allowance for credit losses (recognized currently in earnings). Such changes would be recognized as a prospective yield adjustment only when the allowance for credit losses is reduced to zero. A change in expected cash flows that is attributable solely to a change in a variable interest reference rate does not result in a credit loss and is accounted for as a prospective yield adjustment.

Significant judgment is required when estimating expected cash flows used in determining the credit loss allowance for AFS debt securities; therefore, actual results over time could be materially different. As of December 31, 2023, we held $102.4 million of AFS debt securities. We did not recognize any provision for credit losses with respect to our AFS debt securities during the three years ended December 31, 2023 and there was no related credit loss allowance as of December 31, 2023.

Valuation of Assets and Liabilities Carried at Fair Value

We measure our VIE assets and liabilities, mortgage-backed securities, investments of consolidated affordable housing fund, derivative assets and liabilities, domestic servicing rights intangible asset and any assets or liabilities where we have elected the fair value option at fair value. When actively quoted observable prices are not available, we either use implied pricing from similar assets and liabilities or valuation models based on net present values of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. See Note 21 to the Consolidated Financial Statements for details regarding the various methods and inputs we use in measuring the fair value of our assets and liabilities. As of December 31, 2023, we had $48.7 billion and $42.3 billion of assets and liabilities, respectively, that are measured at fair value, including $43.8 billion of VIE assets and $42.2 billion of VIE liabilities we consolidate pursuant to ASC 810.

We measure the assets and liabilities of consolidated securitization VIEs at fair value pursuant to our election of the fair value option. The securitization VIEs in which we invest are “static”; that is, no reinvestment is permitted, and there is no active management of the underlying assets. In determining the fair value of the assets and liabilities of the VIE, we maximize the use of observable inputs over unobservable inputs. As a result, the methods and inputs we use in measuring the fair value of the assets and liabilities of our VIEs affect our earnings only to the extent of their impact on our direct investment in the VIEs.

Property Impairment

We review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability is determined by comparing the carrying amount of the property to the undiscounted future net cash flows it is expected to generate. If such carrying amount exceeds the expected undiscounted future net cash flows, we adjust the carrying amount of the property to its estimated fair value. The estimation of expected future net cash flows and fair values of our properties involves significant judgments by our management, and changes to these judgments could significantly impact our reported results of operations.

As of December 31, 2023, we had properties held-for-investment with a carrying value of $1.0 billion. During the year ended December 31, 2023 we recognized $124.9 million of impairment losses on two foreclosed properties in the Commercial and Residential Lending Segment, as discussed in Note 7 to the Consolidated Financial Statements. We estimated the fair values of those properties based on either a third party appraisal or the sale price specified in an executed letter of intent to sell the property. There were no property impairment losses recognized in the years ended December 31, 2022 and 2021.

Goodwill Impairment

Our goodwill at December 31, 2023 of $259.8 million represents the excess of consideration transferred over the fair value of net assets acquired in connection with the acquisitions of LNR in April 2013 and the Infrastructure Lending Segment in September 2018 and October 2018. In testing goodwill for impairment, we follow ASC 350, *Intangibles—Goodwill and*

Other, which permits a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying value including goodwill. If the qualitative assessment determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying value including goodwill, then no impairment is determined to exist for the reporting unit. However, if the qualitative assessment determines that it is more likely than not that the fair value of the reporting unit is less than its carrying value including goodwill, or we choose not to perform the qualitative assessment, then we compare the fair value of that reporting unit with its carrying value, including goodwill, in a quantitative assessment. If the carrying value of a reporting unit exceeds its fair value, goodwill is considered impaired with the impairment loss measured as the excess of the reporting unit's carrying value (inclusive of goodwill) over its fair value.

Based on our qualitative assessment during the fourth quarter of 2023, we believe that the Investing and Servicing Segment reporting unit to which the LNR acquisition goodwill was attributed is not currently at risk of failing a quantitative assessment. This qualitative assessment required judgment to be applied in evaluating the effects of multiple factors, including actual and projected financial performance of the reporting unit, macroeconomic conditions, industry and market conditions, and relevant entity specific events in determining whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill.

Based on our quantitative assessment during the fourth quarter of 2023, we determined that the fair value of the Infrastructure Lending Segment reporting unit to which goodwill is attributed exceeded its carrying value including goodwill. This quantitative assessment required judgment to be applied in determining the fair value of our equity in the Infrastructure Lending Segment, which included estimates of future cash flows, terminal equity multiple and market discount rate.

Valuation of Deferred Tax Assets

The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. The assessment regarding whether a valuation allowance is required or should be adjusted is based on an evaluation of possible sources of taxable income and also considers all available positive and negative evidence factors. Our accounting for the valuation of deferred tax assets represents our best estimate of future events. Changes in our current estimates, due to unanticipated market conditions or events, could have a material effect on our ability to utilize deferred tax assets. Refer to Note 22 to our consolidated financial statements for additional information on the composition of our deferred taxes.

Recent Accounting Developments

Refer to Note 2 to the Consolidated Financial Statements for a discussion of recent accounting developments and the expected impact to the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We seek to manage our risks related to the credit quality of our assets, interest rates, liquidity, prepayment speeds and market value while, at the same time, seeking to provide an opportunity to stockholders to realize attractive risk-adjusted returns through ownership of our capital stock. While we do not seek to avoid risk completely, we believe the risk can be quantified from historical experience and seek to actively manage that risk, to earn sufficient compensation to justify taking those risks and to maintain capital levels consistent with the risks we undertake.

Credit Risk

Our loans and investments are subject to credit risk. The performance and value of our loans and investments depend upon the owners' ability to operate the properties that serve as our collateral so that they produce cash flows adequate to pay interest and principal due to us. To monitor this risk, our asset management team reviews our investment portfolios and is in regular contact with our borrowers, monitoring performance of the collateral and enforcing our rights as necessary.

We seek to further manage credit risk associated with our Investing and Servicing Segment loans held-for-sale through the purchase of credit instruments. The following table presents our credit instruments as of December 31, 2023 and December 31, 2022 (dollars in thousands):

	Face Value of Loans Held-for-Sale	Aggregate Notional Value of Credit Instruments	Number of Credit Instruments
December 31, 2023	$ 45,400	$ 49,000	3
December 31, 2022	$ 23,900	$ 49,000	3

Capital Market Risk

We are exposed to risks related to the equity capital markets and our related ability to raise capital through the issuance of our common stock or other equity instruments. We are also exposed to risks related to the debt capital markets, and our related ability to finance our business through borrowings under repurchase obligations or other debt instruments. As a REIT, we are required to distribute a significant portion of our taxable income annually, which constrains our ability to accumulate operating cash flow and therefore requires us to utilize debt or equity capital to finance our business. We seek to mitigate these risks by monitoring the debt and equity capital markets to inform our decisions on the amount, timing and terms of capital we raise.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. We are subject to interest rate risk in connection with our investments and the related financing obligations. In general, we seek to match the interest rate characteristics of our investments with the interest rate characteristics of any related financing obligations such as repurchase agreements, bank credit facilities, term loans, revolving facilities and securitizations. In instances where the interest rate characteristics of an investment and the related financing obligation are not matched, we mitigate such interest rate risk through the utilization of interest rate derivatives of the same duration. The following table presents financial instruments where we have utilized interest rate derivatives to hedge interest rate risk and the related interest rate derivatives as of December 31, 2023 and 2022 (dollars in thousands):

	Face Value of Hedged Instruments	Aggregate Notional Value of Credit Instruments	Number of Credit Instruments
Instrument hedged as of December 31, 2023			
Loans held-for-sale	$ 2,954,526	$ 3,646,500	43
RMBS, available-for-sale	191,916	85,000	2
CMBS, fair value option	67,433	58,800	2
HTM debt securities	9,629	9,629	1
Secured financing agreements	716,786	1,358,775	8
Unsecured senior notes	1,000,000	970,000	2
	$ 4,940,290	$ 6,128,704	58
Instrument hedged as of December 31, 2022			
Loans held-for-sale	$ 3,116,815	$ 2,718,900	36
RMBS, available-for-sale	202,818	85,000	2
CMBS, fair value option	42,793	58,800	2
HTM debt securities	12,005	12,005	1
Secured financing agreements	681,823	1,471,446	9
Unsecured senior notes	1,000,000	970,000	2
	$ 5,056,254	$ 5,316,151	52

The following table summarizes the estimated annual change in net investment income for our variable rate investments and our variable rate debt assuming increases or decreases in SOFR or other applicable index rates and adjusted for the effects of our interest rate hedging activities (amounts in thousands):

Income (Expense) Subject to Interest Rate Sensitivity	Variable rate investments and indebtedness (1)	1.00% Decrease	0.50% Decrease	0.25% Decrease	0.25% Increase
Investment income from variable rate investments	$ 17,766,428	$(176,888)	$ (88,444)	$ (44,222)	$ 44,416
Interest expense from variable rate debt, net of interest rate derivatives	(12,949,699)	129,497	64,748	32,374	(32,374)
Net investment income from variable rate instruments	$ 4,816,729	$ (47,391)	$ (23,696)	$ (11,848)	$ 12,042

(1) Includes the notional value of interest rate derivatives.

Prepayment Risk

Prepayment risk is the risk that principal will be repaid earlier than anticipated, causing the return on certain investments to be less than expected. As we receive prepayments of principal on our assets, any premiums paid on such assets are amortized against interest income. In general, an increase in prepayment rates accelerates the amortization of purchase premiums, thereby reducing the interest income earned on the assets. Conversely, discounts on such assets are accreted into interest income. In general, an increase in prepayment rates accelerates the accretion of purchase discounts, thereby increasing the interest income earned on the assets.

Extension Risk

We compute the projected weighted-average life of our assets based on assumptions regarding the rate at which the borrowers will prepay the loans or extend. If prepayment rates decrease in a rising interest rate environment or extension options are exercised, the life of the fixed-rate assets could extend beyond the term of the secured debt agreements. This could have a negative impact on our results of operations. In some situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

Fair Value Risk

The estimated fair value of our investments fluctuates primarily due to changes in interest rates and other factors. Generally, in a rising interest rate environment, the estimated fair value of the fixed-rate investments would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of the fixed-rate investments would be expected to increase. As market volatility increases or liquidity decreases, the fair value of our assets recorded and/or disclosed may be adversely impacted. Our economic exposure is generally limited to our net investment position as we seek to fund fixed rate investments with fixed rate financing or variable rate financing hedged with interest rate swaps.

Foreign Currency Risk

Our loans and investments that are denominated in a foreign currency are also subject to risks related to fluctuations in exchange rates. We generally mitigate this exposure by matching the currency of our foreign currency assets to the currency of the borrowings that finance those assets. As a result, we substantially reduce our exposure to changes in portfolio value related to changes in foreign exchange rates.

We intend to hedge our net currency exposures in a prudent manner. However, our currency hedging strategies may not eliminate all of our currency risk due to, among other things, uncertainties in the timing and/or amount of payments received on the related investments, and/or unequal, inaccurate, or unavailable hedges to perfectly offset changes in future exchange rates. Additionally, we may be required under certain circumstances to collateralize our currency hedges for the benefit of the hedge counterparty, which could adversely affect our liquidity.

Consistent with our strategy of hedging foreign currency exposure on certain investments, we typically enter into a series of forwards to fix the U.S. dollar amount of foreign currency denominated cash flows (interest income and principal payments) we expect to receive from our foreign currency denominated investments. Accordingly, the notional values and expiration dates of our foreign currency hedges approximate the amounts and timing of future payments we expect to receive on the related investments.

The following table represents our assets and liabilities that are denominated in Pounds Sterling ("GBP"), Euros ("EUR"), Australian dollars ("AUD") and Swiss Francs ("CHF"), as well as our expected future net interest receipts (amounts in thousands):

	December 31, 2023							
	GBP		EUR		AUD		CHF	
Foreign currency assets	£	1,684,671	€	1,105,375	A$	1,927,795	Fr.	64,266
Foreign currency liabilities		1,166,900		364,198		1,350,903		47,474
Foreign currency contracts - notional, net		(538,939)		(815,083)		(882,675)		(20,423)
Subtotal (1)	£	2,312,631	€	654,490	A$	2,396,023	Fr.	91,316

	December 31, 2022							
	GBP		EUR		AUD		CHF	
Foreign currency assets	£	1,955,257	€	959,280	A$	1,863,969	Fr.	58,140
Foreign currency liabilities		(1,437,484)		(373,901)		(1,387,924)		(38,218)
Foreign currency contracts - notional, net		(579,970)		(661,468)		(636,167)		(24,455)
Subtotal (1)	£	(62,197)	€	(76,089)	A$	(160,122)	Fr.	(4,533)

(1) Primarily relates to expected net interest cash flows on the respective assets and liabilities over their term.

Substantially all of our net asset exposure to the GBP, EUR, AUD and CHF has been hedged with foreign currency forward contracts as of December 31, 2023, as indicated in the table above. Refer to Note 14 to the Consolidated Financial Statements for further detail regarding our foreign currency derivatives and their contractual maturities.

Real Estate Risk

The market values of commercial and residential mortgage assets are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns, public health emergencies and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans, which could also cause us to suffer losses.

Inflation Risk

Most of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance significantly more than inflation does. Changes in interest rates may correlate with inflation rates and/or changes in inflation rates. Our financial statements are prepared in accordance with GAAP, and our distributions are determined by our board of directors consistent with our obligation to distribute to our stockholders at least 90% of our REIT taxable income on an annual basis in order to maintain our REIT qualification; in each case, our activities and balance sheet are measured with reference to historical cost and/or fair value without considering inflation.

Item 8. Financial Statements and Supplementary Data.

Index to Financial Statements and Schedules

Financial Information

- Reports of Independent Registered Public Accounting Firm (PCAOB ID no. 34) 96
- Consolidated Balance Sheets as of December 31, 2023 and 2022 99
- Consolidated Statements of Operations for the Years Ended December 31, 2023, 2022 and 2021 100
- Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2022 and 2021 101
- Consolidated Statements of Equity for the Years Ended December 31, 2023, 2022 and 2021 102
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021 103
- Notes to Consolidated Financial Statements 105
- Note 1 Business and Organization 105
- Note 2 Summary of Significant Accounting Policies 106
- Note 3 Acquisitions and Divestitures 117
- Note 4 Restricted Cash 117
- Note 5 Loans 118
- Note 6 Investment Securities 125
- Note 7 Properties 128
- Note 8 Investments of Consolidated Affordable Housing Fund 130
- Note 9 Investments in Unconsolidated Entities 131
- Note 10 Goodwill and Intangibles 132
- Note 11 Secured Borrowings 134
- Note 12 Unsecured Senior Notes 139
- Note 13 Loan Securitization/Sale Activities 141
- Note 14 Derivatives and Hedging Activity 142
- Note 15 Offsetting Assets and Liabilities 144
- Note 16 Variable Interest Entities 144
- Note 17 Related-Party Transactions 146
- Note 18 Stockholders' Equity and Non-Controlling Interests 150
- Note 19 Earnings per Share 154
- Note 20 Accumulated Other Comprehensive Income 155
- Note 21 Fair Value 156
- Note 22 Income Taxes 163
- Note 23 Commitments and Contingencies 165
- Note 24 Segment and Geographic Data 166

Schedule III—Real Estate and Accumulated Depreciation as of December 31, 2023 172

Schedule IV—Mortgage Loans on Real Estate as of December 31, 2023 174

All other schedules are omitted because they are not required or the required information is shown in the financial statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Starwood Property Trust, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Starwood Property Trust, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Investment Securities - Valuation of Level III Residential Mortgage Backed Securities and Commercial Mortgage Backed Securities — Refer to Notes 6 and 21 to the consolidated financial statements

Critical Audit Matter Description

The Company has commercial mortgage-backed securities recorded in accordance with the fair value option and residential mortgage backed securities, available-for-sale recorded at fair value that are not actively traded and whose fair values are derived from proprietary pricing models that utilize unobservable inputs, market bids, other third party prices or quotes. Under accounting principles generally accepted in the United States of America, these financial instruments are generally classified as Level 3 assets. Management's judgments in selecting the price estimate that is most reflective of fair value is inherently subjective.

Performing audit procedures to evaluate the appropriateness of these fair values requires a high degree of auditor judgement and an increased extent of effort, including the need to involve our fair value specialists who possess significant quantitative and modeling expertise.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's fair value estimates for Level 3 assets, included the following, among others:

- We tested the effectiveness of controls, including those controls relating to investment security metrics and characteristics, pricing sources, pricing policy and pricing selection.

- With the assistance of our fair value specialists, we developed independent fair value estimates for selected investment securities and compared our estimates to management's estimates.

- We evaluated the differences between our estimates of fair value and management's estimates and considered whether there were any indicators of management bias.

/s/ DELOITTE & TOUCHE LLP

Miami, Florida
February 22, 2024

We have served as the Company's auditor since 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Starwood Property Trust, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Starwood Property Trust. Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 22, 2024, expressed an unqualified opinion on those financial statements and financial statement schedules.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Miami, Florida
February 22, 2024

Starwood Property Trust, Inc. and Subsidiaries

Consolidated Balance Sheets
(Amounts in thousands, except share data)

	As of December 31,	
	2023	2022
Assets:		
Cash and cash equivalents	$ 194,660	$ 261,061
Restricted cash	117,312	121,072
Loans held-for-investment, net of credit loss allowances of $309,039 and $99,413	17,574,249	18,401,439
Loans held-for-sale, at fair value	2,645,637	2,784,594
Investment securities, net of credit loss allowances of $13,143 and $3,182 ($129,308 and $142,334 held at fair value)	735,562	815,804
Properties, net	1,046,384	1,449,986
Properties held-for-sale	290,937	—
Investments of consolidated affordable housing fund, at fair value	2,012,833	1,761,002
Investments in unconsolidated entities	90,376	91,892
Goodwill	259,846	259,846
Intangible assets ($19,384 and $17,790 held at fair value)	64,967	68,773
Derivative assets	63,437	108,621
Accrued interest receivable	200,867	168,521
Other assets	420,773	297,477
Variable interest entity ("VIE") assets, at fair value	43,786,356	52,453,041
Total Assets	**$ 69,504,196**	**$ 79,043,129**
Liabilities and Equity		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$ 293,442	$ 298,999
Related-party payable	44,816	41,186
Dividends payable	152,888	151,511
Derivative liabilities	102,467	91,404
Secured financing agreements, net	13,867,996	14,501,532
Collateralized loan obligations and single asset securitization, net	3,491,292	3,676,224
Unsecured senior notes, net	2,158,888	2,329,211
Debt related to properties held-for-sale	193,691	—
VIE liabilities, at fair value	42,175,734	50,754,355
Total Liabilities	**62,481,214**	**71,844,422**
Commitments and contingencies (Note 23)		
Temporary Equity: Redeemable non-controlling interests	414,348	362,790
Permanent Equity:		
Starwood Property Trust, Inc. Stockholders' Equity:		
Preferred stock, $0.01 per share, 100,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 per share, 500,000,000 shares authorized, 320,814,765 issued and 313,366,074 outstanding as of December 31, 2023 and 318,123,861 issued and 310,675,170 outstanding as of December 31, 2022	3,208	3,181
Additional paid-in capital	5,864,670	5,807,087
Treasury stock (7,448,691 shares)	(138,022)	(138,022)
Retained earnings	505,881	769,237
Accumulated other comprehensive income	15,352	20,955
Total Starwood Property Trust, Inc. Stockholders' Equity	6,251,089	6,462,438
Non-controlling interests in consolidated subsidiaries	357,545	373,479
Total Permanent Equity	**6,608,634**	**6,835,917**
Total Liabilities and Equity	**$ 69,504,196**	**$ 79,043,129**

Note: In addition to the VIE assets and liabilities which are separately presented, our consolidated balance sheets as of December 31, 2023 and 2022 include assets of $4.3 billion and $4.5 billion, respectively, and liabilities of $3.5 billion and $3.7 billion, respectively, related to consolidated collateralized loan obligations ("CLOs") and a single asset securitization ("SASB"), which are considered to be VIEs. The CLOs' and SASB's assets can only be used to settle obligations of the CLOs and SASB, and the CLOs' and SASB's liabilities do not have recourse to Starwood Property Trust, Inc. Refer to Note 16 for additional discussion of VIEs.

See notes to consolidated financial statements.

Starwood Property Trust, Inc. and Subsidiaries

Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	For the Year Ended December 31,		
	2023	2022	2021
Revenues:			
Interest income from loans	$ 1,804,104	$ 1,218,521	$ 800,291
Interest income from investment securities	76,524	65,058	45,168
Servicing fees	33,121	40,359	38,739
Rental income	127,666	128,263	278,831
Other revenues	8,493	12,515	7,059
Total revenues	**2,049,908**	**1,464,716**	**1,170,088**
Costs and expenses:			
Management fees	141,543	155,551	167,773
Interest expense	1,436,107	797,121	445,087
General and administrative	180,212	175,500	171,302
Acquisition and investment pursuit costs	925	3,400	1,184
Costs of rental operations	44,842	44,115	111,667
Depreciation and amortization	49,141	49,293	83,001
Credit loss provision, net	243,728	46,657	8,335
Other expense	1,820	1,314	708
Total costs and expenses	**2,098,318**	**1,272,951**	**989,057**
Other income (loss):			
Change in net assets related to consolidated VIEs	181,688	124,001	162,333
Change in fair value of servicing rights	1,594	1,010	3,578
Change in fair value of investment securities, net	767	(2,204)	(387)
Change in fair value of mortgage loans, net	62,702	(346,222)	69,050
Income from affordable housing fund investments	291,244	755,736	6,425
Earnings (loss) from unconsolidated entities	16,722	(6,323)	8,752
Gain on sale of investments and other assets, net	25,729	137,611	38,984
(Loss) gain on derivative financial instruments, net	(38,605)	334,015	82,363
Foreign currency gain (loss), net	60,834	(96,956)	(36,292)
Loss on extinguishment of debt	(1,238)	(1,185)	(7,428)
Other loss, net	(135,552)	(93,710)	(7,314)
Total other income	**465,885**	**805,773**	**320,064**
Income before income taxes	**417,475**	**997,538**	**501,095**
Income tax benefit (provision)	682	61,523	(8,669)
Net income	**418,157**	**1,059,061**	**492,426**
Net income attributable to non-controlling interests	(78,944)	(187,586)	(44,687)
Net income attributable to Starwood Property Trust, Inc.	**$ 339,213**	**$ 871,475**	**$ 447,739**
Earnings per share data attributable to Starwood Property Trust, Inc.:			
Basic	$ 1.07	$ 2.80	$ 1.54
Diluted	$ 1.07	$ 2.74	$ 1.52

See notes to consolidated financial statements.

Starwood Property Trust, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income
(Amounts in thousands)

	For the Year Ended December 31,		
	2023	2022	2021
Net income	**$ 418,157**	**$ 1,059,061**	**$ 492,426**
Other comprehensive (loss) income (net change by component):			
Available-for-sale securities	(5,603)	(19,998)	(3,104)
Foreign currency translation	—	—	64
Other comprehensive loss	(5,603)	(19,998)	(3,040)
Comprehensive income	**412,554**	**1,039,063**	**489,386**
Less: Comprehensive income attributable to non-controlling interests	(78,944)	(187,586)	(44,687)
Comprehensive income attributable to Starwood Property Trust, Inc.	**$ 333,610**	**$ 851,477**	**$ 444,699**

See notes to consolidated financial statements.

Starwood Property Trust, Inc. and Subsidiaries

Consolidated Statements of Equity
(Amounts in thousands, except share data)

	Temporary Equity	Common stock		Additional Paid-in Capital	Treasury Stock		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Starwood Property Trust, Inc. Stockholders' Equity	Non-Controlling Interests	Total Permanent Equity
		Shares	Par Value		Shares	Amount					
Balance, December 31, 2020	**$ —**	**292,091,601**	**$ 2,921**	**$ 5,209,739**	**7,448,691**	**$ (138,022)**	**$ (629,733)**	**$ 43,993**	**$ 4,488,898**	**$ 373,678**	**$ 4,862,576**
Cumulative effect of convertible notes accounting standard update adopted January 1, 2021	—	—	—	(3,755)	—	—	2,219	—	(1,536)	—	(1,536)
Cumulative effect of investment company fair value adjustment	—	—	—	—	—	—	1,236,476	—	1,236,476	—	1,236,476
Proceeds from public offering of common stock	—	16,000,000	160	392,960	—	—	—	—	393,120	—	393,120
Proceeds from DRIP Plan	—	39,957	—	966	—	—	—	—	966	—	966
Redemption of Class A Units	—	853,681	9	17,729	—	—	—	—	17,738	(17,738)	—
Equity offering costs	—	—	—	(720)	—	—	—	—	(720)	—	(720)
Share-based compensation	—	2,568,525	26	39,261	—	—	—	—	39,287	—	39,287
Manager fees paid in stock	—	715,180	7	17,033	—	—	—	—	17,040	—	17,040
Net income	748	—	—	—	—	—	447,739	—	447,739	43,939	491,678
Dividends declared, $1.92 per share	—	—	—	—	—	—	(563,595)	—	(563,595)	—	(563,595)
Other comprehensive loss, net	—	—	—	—	—	—	—	(3,040)	(3,040)	—	(3,040)
Contributions from non-controlling interests	214,167	—	—	—	—	—	—	—	—	5,590	5,590
Distributions to non-controlling interests	—	—	—	163	—	—	—	—	163	(44,113)	(43,950)
Balance, December 31, 2021	**$ 214,915**	**312,268,944**	**$ 3,123**	**$ 5,673,376**	**7,448,691**	**$ (138,022)**	**$ 493,106**	**$ 40,953**	**$ 6,072,536**	**$ 361,356**	**$ 6,433,892**
Proceeds from ATM Agreement	—	2,168,710	22	49,241	—	—	—	—	49,263	—	49,263
Proceeds from DRIP Plan	—	48,357	—	1,073	—	—	—	—	1,073	—	1,073
Proceeds from employee stock purchase plan	—	67,965	1	1,180	—	—	—	—	1,181	—	1,181
Equity offering costs	—	—	—	(1,074)	—	—	—	—	(1,074)	—	(1,074)
Share-based compensation	—	1,724,165	17	40,168	—	—	—	—	40,185	—	40,185
Manager fees paid in stock	—	1,845,720	18	43,123	—	—	—	—	43,141	—	43,141
Net income	153,820	—	—	—	—	—	871,475	—	871,475	33,766	905,241
Dividends declared, $1.92 per share	—	—	—	—	—	—	(595,344)	—	(595,344)	—	(595,344)
Other comprehensive loss, net	—	—	—	—	—	—	—	(19,998)	(19,998)	—	(19,998)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	21,925	21,925
Distributions to non-controlling interests	(5,945)	—	—	—	—	—	—	—	—	(43,568)	(43,568)
Balance, December 31, 2022	**$ 362,790**	**318,123,861**	**$ 3,181**	**$ 5,807,087**	**7,448,691**	**$ (138,022)**	**$ 769,237**	**$ 20,955**	**$ 6,462,438**	**$ 373,479**	**$ 6,835,917**
Proceeds from DRIP Plan	—	57,492	1	1,090	—	—	—	—	1,091	—	1,091
Proceeds from employee stock purchase plan	—	123,327	1	1,905	—	—	—	—	1,906	—	1,906
Redemption of Class A Units	—	—	—	43	—	—	—	—	43	(43)	—
Share-based compensation	—	1,667,034	17	39,230	—	—	—	—	39,247	—	39,247
Manager fees paid in stock	—	843,051	8	15,315	—	—	—	—	15,323	—	15,323
Net income	58,410	—	—	—	—	—	339,213	—	339,213	20,534	359,747
Dividends declared, $1.92 per share	—	—	—	—	—	—	(602,569)	—	(602,569)	—	(602,569)
Other comprehensive loss, net	—	—	—	—	—	—	—	(5,603)	(5,603)	—	(5,603)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	2,724	2,724
Distributions to non-controlling interests	(6,852)	—	—	—	—	—	—	—	—	(39,149)	(39,149)
Balance, December 31, 2023	**$ 414,348**	**320,814,765**	**$ 3,208**	**$ 5,864,670**	**7,448,691**	**$ (138,022)**	**$ 505,881**	**$ 15,352**	**$ 6,251,089**	**$ 357,545**	**$ 6,608,634**

See notes to consolidated financial statements.

Starwood Property Trust, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the Year Ended December 31,		
	2023	2022	2021
Cash Flows from Operating Activities:			
Net income	$ 418,157	$ 1,059,061	$ 492,426
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Amortization of deferred financing costs, premiums and discounts on secured borrowings	50,467	47,662	43,199
Amortization of discounts and deferred financing costs on unsecured senior notes	9,365	8,782	7,076
Accretion of net discount on investment securities	(8,498)	(12,227)	(13,513)
Accretion of net deferred loan fees and discounts	(67,112)	(62,557)	(57,948)
Share-based compensation	39,247	40,185	39,287
Manager fees paid in stock	15,323	43,141	17,040
Change in fair value of investment securities	(767)	2,204	387
Change in fair value of consolidated VIEs	(33,158)	25,159	(20,070)
Change in fair value of servicing rights	(1,594)	(1,010)	(3,578)
Change in fair value of loans	(62,702)	346,222	(69,050)
Change in fair value of affordable housing fund investments	(251,831)	(720,693)	(402)
Change in fair value of derivatives	128,218	(329,204)	(90,126)
Foreign currency (gain) loss, net	(60,834)	96,956	36,292
Gain on sale of investments and other assets	(25,729)	(137,611)	(38,984)
Impairment charges on properties and related intangibles	124,902	55	—
Credit loss provision, net	243,728	46,657	8,335
Depreciation and amortization	54,296	53,941	84,591
(Earnings) loss from unconsolidated entities	(16,722)	6,323	(8,752)
Distributions of earnings from unconsolidated entities	8,847	5,354	4,708
Loss on extinguishment of debt	1,238	986	7,428
Origination and purchase of loans held-for-sale, net of principal collections	(571,005)	(4,437,448)	(5,172,721)
Proceeds from sale of loans held-for-sale	770,733	4,153,003	3,831,712
Changes in operating assets and liabilities:			
Related-party payable, net	3,630	(35,185)	37,201
Accrued and capitalized interest receivable, less purchased interest	(155,831)	(201,500)	(136,772)
Other assets	(65,780)	44,118	(28,437)
Accounts payable, accrued expenses and other liabilities	(17,991)	171,367	40,696
Net cash provided by (used in) operating activities	**528,597**	**213,741**	**(989,975)**
Cash Flows from Investing Activities:			
Origination, purchase and funding of loans held-for-investment	(2,717,720)	(5,544,012)	(8,637,213)
Proceeds from principal collections on loans	3,337,402	2,096,777	4,024,958
Proceeds from loans sold	95,271	101,683	344,221
Purchase and funding of investment securities	(11,578)	(86,512)	(198,358)
Proceeds from sales and redemptions of investment securities	3,042	—	—
Proceeds from principal collections on investment securities	90,348	115,947	87,450
Proceeds from sales of real estate	73,569	203,702	98,210
Purchases and additions to properties and other assets	(25,085)	(25,225)	(26,272)
Investments in unconsolidated entities	(2,603)	(461)	(1,312)
Distribution of capital from unconsolidated entities	10,977	3,375	30,448
Cash resulting from initial consolidation of entities	824	617	—
Cash reclassified to investments of affordable housing fund	—	—	(28,094)
Payments for purchase or early termination of derivatives	(42,411)	(19,077)	(33,902)
Proceeds from early termination of derivatives	43,038	202,880	58,210
Net cash provided by (used in) investing activities	**$ 855,074**	**$ (2,950,306)**	**$ (4,281,654)**

See notes to consolidated financial statements.

Starwood Property Trust, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)
(Amounts in thousands)

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Cash Flows from Financing Activities:			
Proceeds from borrowings	$ 6,559,959	$ 13,521,148	$ 17,436,866
Principal repayments on and repurchases of borrowings	(7,473,900)	(9,888,088)	(11,929,179)
Payment of deferred financing costs	(20,990)	(69,820)	(71,858)
Proceeds from common stock issuances	2,997	51,517	394,086
Payment of equity offering costs	—	(1,074)	(720)
Payment of dividends	(601,192)	(591,457)	(553,930)
Contributions from non-controlling interests	2,724	21,925	219,757
Distributions to non-controlling interests	(45,368)	(49,452)	(43,950)
Issuance of debt of consolidated VIEs	—	—	69,398
Repayment of debt of consolidated VIEs	(48,435)	(290,232)	(767,427)
Distributions of cash from consolidated VIEs	169,642	93,412	120,060
Net cash (used in) provided by financing activities	**(1,454,563)**	**2,797,879**	**4,873,103**
Net (decrease) increase in cash, cash equivalents and restricted cash	(70,892)	61,314	(398,526)
Cash, cash equivalents and restricted cash, beginning of period	382,133	321,914	722,162
Effect of exchange rate changes on cash	731	(1,095)	(1,722)
Cash, cash equivalents and restricted cash, end of period	$ 311,972	$ 382,133	$ 321,914
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 1,351,533	$ 671,186	$ 386,918
Income taxes paid (refunded), net	1,670	(7,862)	7,793
Supplemental disclosure of non-cash investing and financing activities:			
Dividends declared, but not yet paid	$ 153,705	$ 152,443	$ 148,527
Consolidation of VIEs (VIE asset/liability additions)	722,039	4,361,325	5,332,754
Deconsolidation of VIEs (VIE asset/liability reductions)	—	730,013	935,855
Net assets acquired through foreclosure, equity control or conversion to equity interest:			
Assets acquired, less cash	101,963	406,705	36,308
Liabilities assumed	983	95,691	—
Loan principal collections temporarily held at master servicer	124,314	429	31,681
Reclassification of loans held-for-investment to loans held-for-sale	41,392	113,710	267,557
Reclassification of loans held-for-sale to loans held-for-investment	—	—	155,548
Lease liabilities arising from obtaining right-of-use assets	—	29,821	1,430
Unsettled derivative transactions	—	2,323	—
Transfer of loans from VIE assets to residential loans upon redemption of consolidated RMBS trusts	—	—	526,679
Redemption of Class A Units for common stock	—	—	17,738

See notes to consolidated financial statements.

1. Business and Organization

Starwood Property Trust, Inc. ("STWD" and, together with its subsidiaries, "we" or the "Company") is a Maryland corporation that commenced operations in August 2009, upon the completion of our initial public offering. We are focused primarily on originating, acquiring, financing and managing mortgage loans and other real estate investments in the United States ("U.S."), Europe and Australia. As market conditions change over time, we may adjust our strategy to take advantage of changes in interest rates and credit spreads as well as economic and credit conditions.

We have four reportable business segments as of December 31, 2023 and we refer to the investments within these segments as our target assets:

- Real estate commercial and residential lending (the "Commercial and Residential Lending Segment")—engages primarily in originating, acquiring, financing and managing commercial first mortgages, non-agency residential mortgages ("residential loans"), subordinated mortgages, mezzanine loans, preferred equity, commercial mortgage-backed securities ("CMBS"), residential mortgage-backed securities ("RMBS") and other real estate and real estate-related debt investments in the U.S., Europe and Australia (including distressed or non-performing loans). Our residential loans are secured by a first mortgage lien on residential property and primarily consist of non-agency residential loans that are not guaranteed by any U.S. Government agency or federally chartered corporation.

- Infrastructure lending (the "Infrastructure Lending Segment")—engages primarily in originating, acquiring, financing and managing infrastructure debt investments.

- Real estate property (the "Property Segment")—engages primarily in acquiring and managing equity interests in stabilized commercial real estate properties, including multifamily properties and commercial properties subject to net leases, that are held for investment.

- Real estate investing and servicing (the "Investing and Servicing Segment")—includes (i) a servicing business in the U.S. that manages and works out problem assets, (ii) an investment business that selectively acquires and manages unrated, investment grade and non-investment grade rated CMBS, including subordinated interests of securitization and resecuritization transactions, (iii) a mortgage loan business which originates conduit loans for the primary purpose of selling these loans into securitization transactions and (iv) an investment business that selectively acquires commercial real estate assets, including properties acquired from CMBS trusts.

Our segments exclude the consolidation of securitization variable interest entities ("VIEs").

We are organized and conduct our operations to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). As such, we will generally not be subject to U.S. federal corporate income tax on that portion of our net income that is distributed to stockholders if we distribute at least 90% of our taxable income to our stockholders by prescribed dates and comply with various other requirements.

We are organized as a holding company and conduct our business primarily through our various wholly-owned subsidiaries. We are externally managed and advised by SPT Management, LLC (our "Manager") pursuant to the terms of a management agreement. Our Manager is controlled by Barry Sternlicht, our Chairman and Chief Executive Officer. Our Manager is an affiliate of Starwood Capital Group Global, L.P., a privately-held private equity firm founded by Mr. Sternlicht.

2. Summary of Significant Accounting Policies

Balance Sheet Presentation of Securitization Variable Interest Entities

We operate investment businesses that acquire unrated, investment grade and non-investment grade rated CMBS and RMBS. These securities represent interests in securitization structures (commonly referred to as special purpose entities, or "SPEs"). These SPEs are structured as pass through entities that receive principal and interest on the underlying collateral and distribute those payments to the certificate holders. Under accounting principles generally accepted in the United States of America ("GAAP"), SPEs typically qualify as VIEs. These are entities that, by design, either (1) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.

Because we often serve as the special servicer or servicing administrator of the trusts in which we invest, or we have the ability to remove and replace the special servicer without cause, consolidation of these structures is required pursuant to GAAP as outlined in detail below. This results in a consolidated balance sheet which presents the gross assets and liabilities of the VIEs. The assets and other instruments held by these VIEs are restricted and can only be used to fulfill the obligations of the entity. Additionally, the obligations of the VIEs do not have any recourse to the general credit of any other consolidated entities, nor to us as the consolidator of these VIEs.

The VIE liabilities initially represent investment securities on our balance sheet (pre-consolidation). Upon consolidation of these VIEs, our associated investment securities are eliminated, as is the interest income related to those securities. Similarly, the fees we earn in our roles as special servicer of the bonds issued by the consolidated VIEs or as collateral administrator of the consolidated VIEs are also eliminated. Finally, a portion of the identified servicing intangible associated with the eliminated fee streams is eliminated in consolidation.

Refer to the segment data in Note 24 for a presentation of our business segments without consolidation of these VIEs.

Basis of Accounting and Principles of Consolidation

The accompanying consolidated financial statements include our accounts and those of our consolidated subsidiaries and VIEs. Intercompany amounts have been eliminated in consolidation.

Entities not deemed to be VIEs are consolidated if we own a majority of the voting securities or interests or hold the general partnership interest, except in those instances in which the minority voting interest owner or limited partner can remove us as general partner without cause, dissolve the partnership without cause or effectively participate through substantive participative rights. Substantive participative rights include the ability to select, terminate and set compensation of the investee's management, if applicable, and the ability to participate in capital and operating decisions of the investee, including budgets, in the ordinary course of business.

We invest in entities with varying structures, many of which do not have voting securities or interests, such as general partnerships, limited partnerships, and limited liability companies. In many of these structures, control of the entity rests with the general partners or managing members, while other members hold passive interests. The general partner or managing member may hold anywhere from a relatively small percentage of the total financial interests to a majority of the financial interests. For entities not deemed to be VIEs, where we serve as the sole general partner or managing member, we are considered to have the controlling financial interest and therefore the entity is consolidated, regardless of our financial interest percentage, unless there are other limited partners or investing members that can remove us as general partner without cause, dissolve the partnership without cause or effectively participate through substantive participative rights. In those circumstances where we, as majority controlling interest owner, can be removed without cause or cannot cause the entity to take actions that are significant in the ordinary course of business, because such actions could be vetoed by the minority controlling interest owner, we do not consolidate the entity.

When we consolidate entities other than securitization VIEs, the third party ownership interests are reflected as non-controlling interests in consolidated subsidiaries, a separate component of equity, in our consolidated balance sheet. When we consolidate securitization VIEs, the third party ownership interests are reflected as VIE liabilities in our consolidated balance sheet because the beneficial interests payable to these third parties are legally issued in the form of debt. Our presentation of net income attributes earnings to controlling and non-controlling interests.

Variable Interest Entities

In addition to the securitization VIEs, we have financed pools of our loans through collateralized loan obligations ("CLOs") and a single asset securitization ("SASB"), which are considered VIEs. We also hold interests in certain other entities which are considered VIEs as the limited partners of those entities with equity at risk do not collectively possess (i) the right to remove the general partner or dissolve the partnership without cause or (ii) the right to participate in significant decisions made by the partnership.

We evaluate all of our interests in VIEs for consolidation. When our interests are determined to be variable interests, we assess whether we are deemed to be the primary beneficiary of the VIE. The primary beneficiary of a VIE is required to consolidate the VIE. Accounting Standards Codification ("ASC") 810, *Consolidation*, defines the primary beneficiary as the party that has both (i) the power to direct the activities of the VIE that most significantly impact its economic performance, and (ii) the obligation to absorb losses and the right to receive benefits from the VIE which could be potentially significant. We consider our variable interests as well as any variable interests of our related parties in making this determination. Where both of these factors are present, we are deemed to be the primary beneficiary and we consolidate the VIE. Where either one of these factors is not present, we are not the primary beneficiary and do not consolidate the VIE.

To assess whether we have the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, we consider all facts and circumstances, including our role in establishing the VIE and our ongoing rights and responsibilities. This assessment includes: (i) identifying the activities that most significantly impact the VIE's economic performance; and (ii) identifying which party, if any, has power over those activities. In general, the parties that make the most significant decisions affecting the VIE or have the right to unilaterally remove those decision makers are deemed to have the power to direct the activities of a VIE. The right to remove the decision maker in a VIE must be exercisable without cause for the decision maker to not be deemed the party that has the power to direct the activities of a VIE.

To assess whether we have the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, we consider all of our economic interests, including debt and equity investments, servicing fees and other arrangements deemed to be variable interests in the VIE. This assessment requires that we apply judgment in determining whether these interests, in the aggregate, are considered potentially significant to the VIE. Factors considered in assessing significance include: the design of the VIE, including its capitalization structure; subordination of interests; payment priority; relative share of interests held across various classes within the VIE's capital structure; and the reasons why the interests are held by us.

Our purchased investment securities include unrated and non-investment grade rated securities issued by securitization trusts. In certain cases, we may contract to provide special servicing activities for these trusts, or, as holder of the controlling class, we may have the right to name and remove the special servicer for these trusts. In our role as special servicer, we provide services on defaulted loans within the trusts, such as foreclosure or work-out procedures, as permitted by the underlying contractual agreements. In exchange for these services, we receive a fee. These rights give us the ability to direct activities that could significantly impact the trust's economic performance. However, in those instances where an unrelated third party has the right to unilaterally remove us as special servicer without cause, we do not have the power to direct activities that most significantly impact the trust's economic performance. We evaluated all of our positions in such investments for consolidation.

For securitization VIEs in which we are determined to be the primary beneficiary, all of the underlying assets, liabilities and equity of the structures are recorded on our books, and the initial investment, along with any associated unrealized holding gains and losses, are eliminated in consolidation. Similarly, the interest income earned from these structures, as well as the fees paid by these trusts to us in our capacity as special servicer, are eliminated in consolidation. Further, a portion of the identified servicing intangible asset associated with the servicing fee streams, and the corresponding amortization or change in fair value of the servicing intangible asset, are also eliminated in consolidation.

We perform ongoing reassessments of: (i) whether any entities previously evaluated under the majority voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework, and (ii) whether changes in the facts and circumstances regarding our involvement with a VIE causes our consolidation conclusion regarding the VIE to change.

We elect the fair value option for initial and subsequent recognition of the assets and liabilities of our consolidated securitization VIEs. Interest income and interest expense associated with these VIEs are no longer relevant on a standalone basis because these amounts are already reflected in the fair value changes. We have elected to present these items in a single line on our consolidated statements of operations. The residual difference shown on our consolidated statements of operations in the line item "Change in net assets related to consolidated VIEs" represents our beneficial interest in the VIEs.

We separately present the assets and liabilities of our consolidated securitization VIEs as individual line items on our consolidated balance sheets. The liabilities of our consolidated securitization VIEs consist solely of obligations to the bondholders of the related trusts, and are thus presented as a single line item entitled "VIE liabilities." The assets of our consolidated securitization VIEs consist principally of loans, but at times, also include foreclosed loans which have been temporarily converted into real estate owned ("REO"). These assets in the aggregate are likewise presented as a single line item entitled "VIE assets."

Loans comprise the vast majority of our securitization VIE assets and are carried at fair value due to the election of the fair value option. When an asset becomes REO, it is due to non-performance of the loan. Because the loan is already at fair value, the carrying value of an REO asset is also initially at fair value. Furthermore, when we consolidate a trust, any existing REO would be consolidated at fair value. Once an asset becomes REO, its disposition time is relatively short. As a result, the carrying value of an REO generally approximates fair value under GAAP.

In addition to sharing a similar measurement method as the loans in a trust, the securitization VIE assets as a whole can only be used to settle the obligations of the consolidated VIE. The assets of our securitization VIEs are not individually accessible by the bondholders, which creates inherent limitations from a valuation perspective. Also creating limitations from a valuation perspective is our role as special servicer, which provides us very limited visibility, if any, into the performing loans of a trust.

REO assets generally represent a very small percentage of the overall asset pool of a trust. In new issue trusts there are no REO assets. We estimate that REO assets constitute approximately 2% of our consolidated securitization VIE assets, with the remaining 98% representing loans. However, it is important to note that the fair value of our securitization VIE assets is determined by reference to our securitization VIE liabilities as permitted under Accounting Standard Update ("ASU") 2014-13, *Consolidation (Topic 810): Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity*. In other words, our VIE liabilities are more reliably measurable than the VIE assets, resulting in our current measurement methodology which utilizes this value to determine the fair value of our securitization VIE assets as a whole. As a result, these percentages are not necessarily indicative of the relative fair values of each of these asset categories if the assets were to be valued individually.

Due to our accounting policy election under ASU 2014-13, separately presenting two different asset categories would result in an arbitrary assignment of value to each, with one asset category representing a residual amount, as opposed to its fair value. However, as a pool, the fair value of the assets in total is equal to the fair value of the liabilities.

For these reasons, the assets of our securitization VIEs are presented in the aggregate.

Fair Value Option

The guidance in ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to make an irrevocable election of fair value as the initial and subsequent measurement attribute for certain eligible financial assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The decision to elect the fair value option is determined on an instrument by instrument basis and must be applied to an entire instrument and is irrevocable once elected. Assets and liabilities measured at fair value pursuant to this guidance are required to be reported separately in our consolidated balance sheets from those instruments using another accounting method.

We have elected the fair value option for certain eligible financial assets and liabilities of our consolidated securitization VIEs, residential loans held-for-investment, loans held-for-sale originated or acquired for future securitization and purchased CMBS issued by VIEs we could consolidate in the future. The fair value elections for VIE and securitization related items were made in order to mitigate accounting mismatches between the carrying value of the instruments and the related assets and liabilities that we consolidate at fair value. The fair value elections for residential loans held-for-investment were made in order to maintain consistency across all our residential loans. The fair value elections for mortgage loans held-for-sale were made due to the expected short-term holding period of these instruments.

Fair Value Measurements

We measure our mortgage-backed securities, investments of consolidated affordable housing fund, derivative assets and liabilities, domestic servicing rights intangible asset and any assets or liabilities where we have elected the fair value option at fair value. When actively quoted observable prices are not available, we either use implied pricing from similar assets and liabilities or valuation models based on net present values of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

As discussed above, we measure the assets and liabilities of consolidated securitization VIEs at fair value pursuant to our election of the fair value option. The securitization VIEs in which we invest are "static"; that is, no reinvestment is permitted, and there is no active management of the underlying assets. In determining the fair value of the assets and liabilities of the securitization VIEs, we maximize the use of observable inputs over unobservable inputs. Refer to Note 21 for further discussion regarding our fair value measurements.

Business Combinations

Under ASC 805, *Business Combinations*, the acquirer in a business combination must recognize, with certain exceptions, the fair values of assets acquired, liabilities assumed, and non-controlling interests when the acquisition constitutes a change in control of the acquired entity. As goodwill is calculated as a residual, all goodwill of the acquired business, not just the acquirer's share, is recognized under this "full goodwill" approach. During the measurement period, a period which shall not exceed one year, we prospectively adjust the provisional amounts recognized to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized.

We apply the asset acquisition provisions of ASC 805 in accounting for acquisitions of real estate with in-place leases where substantially all of the fair value of the assets acquired is concentrated in either a single identifiable asset or group of similar identifiable assets. This results in the acquired properties being recognized initially at their purchase price inclusive of acquisition costs, which are capitalized. All other acquisitions of real estate with in-place leases are accounted for in accordance with the business combination provisions of ASC 805. We also apply the asset acquisition provisions of ASC 805 for acquired real estate assets where a lease is entered into concurrently with the acquisition of the asset, such as in sale leaseback transactions.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and short-term investments. Short-term investments are comprised of highly liquid instruments with original maturities of three months or less. The Company maintains its cash and cash equivalents in multiple financial institutions and at times these balances exceed federally insurable limits.

Restricted Cash

Restricted cash includes cash and cash equivalents that are legally or contractually restricted as to withdrawal or usage and primarily includes (i) cash collateral associated with derivative financial instruments, (ii) loan payments received by our Infrastructure Lending Segment which are restricted by our lender and periodically applied, in part, to the outstanding balance of the Infrastructure Lending debt facility and (iii) funds held on behalf of borrowers and tenants.

Loans Held-for-Investment

Loans that are held for investment ("HFI") are carried at cost, net of unamortized acquisition premiums or discounts, loan fees and origination costs, as applicable, and net of credit loss allowances as discussed below, unless we have elected to apply the fair value option at purchase.

Loans Held-For-Sale

Our loans that we intend to sell or liquidate in the short-term are classified as held-for-sale and are carried at the lower of amortized cost or fair value, unless we have elected to apply the fair value option at origination or purchase. We periodically enter into derivative financial instruments to hedge unpredictable changes in fair value of loans held-for-sale, including changes resulting from both interest rates and credit quality. Because these derivatives are not designated, changes in their fair value are recorded in earnings. In order to best reflect the results of the hedged loan portfolio in earnings, we have elected the fair value option for these loans. As a result, changes in the fair value of the loans are also recorded in earnings.

Investment Securities

We designate our debt investment securities as held-to-maturity ("HTM"), available-for-sale ("AFS"), or trading depending on our investment strategy and ability to hold such securities to maturity. HTM debt securities where we have not elected to apply the fair value option are stated at cost plus any premiums or discounts, which are amortized or accreted through the consolidated statements of operations using the effective interest method. Debt securities we (i) do not hold for the purpose of selling in the near-term, or (ii) may dispose of prior to maturity, are classified as AFS and are carried at fair value in the accompanying financial statements. Unrealized gains or losses on AFS debt securities where we have not elected the fair value option are reported as a component of accumulated other comprehensive income ("AOCI") in stockholders' equity. Our HTM and AFS debt securities are also subject to credit loss allowances as discussed below.

Our only equity investment security is carried at fair value, with unrealized holding gains and losses recorded in earnings.

Credit Losses

Loans and Debt Securities Measured at Amortized Cost

ASC 326, *Financial Instruments – Credit Losses*, became effective for the Company on January 1, 2020. ASC 326 mandates the use of a current expected credit loss model ("CECL") for estimating future credit losses of certain financial instruments measured at amortized cost, instead of the "incurred loss" credit model previously required under GAAP. The CECL model requires the consideration of possible credit losses over the life of an instrument as opposed to only estimating credit losses upon the occurrence of a discrete loss event under the previous "incurred loss" methodology. The CECL model applies to our HFI loans and our HTM debt securities which are carried at amortized cost, including future funding commitments and accrued interest receivable related to those loans and securities. However, as permitted by ASC 326, we have elected not to measure an allowance for credit losses on accrued interest receivable (which is classified separately on our consolidated balance sheet), but rather write off in a timely manner by reversing interest income and/or cease accruing interest that would likely be uncollectible.

As we do not have a history of realized credit losses on our HFI loans and HTM securities, we have subscribed to third party database services to provide us with historical industry losses for both commercial real estate and infrastructure loans. Using these losses as a benchmark, we determine expected credit losses for our loans and securities on a collective basis within our commercial real estate and infrastructure portfolios. See Note 5 for further discussion of our methodologies.

We also evaluate each loan and security measured at amortized cost for credit deterioration at least quarterly. Credit deterioration occurs when it is deemed probable that we will not be able to collect all amounts due according to the contractual terms of the loan or security. If a loan or security is considered to be credit deteriorated, we depart from the industry loss rate approach described above and determine the credit loss allowance as any excess of the amortized cost basis of the loan or security over (i) the present value of expected future cash flows discounted at the contractual effective interest rate or (ii) the fair value of the collateral, if repayment is expected solely from the collateral.

Available-for-Sale Debt Securities

Separate provisions of ASC 326 apply to our AFS debt securities, which are carried at fair value with unrealized gains and losses reported as a component of AOCI. We are required to establish an initial credit loss allowance for those securities that are purchased with credit deterioration ("PCD") by grossing up the amortized cost basis of each security and providing an offsetting credit loss allowance for the difference between expected cash flows and contractual cash flows, both on a present value basis.

Subsequently, cumulative adverse changes in expected cash flows on our AFS debt securities are recognized currently as an increase to the allowance for credit losses. However, the allowance is limited to the amount by which the AFS debt security's amortized cost exceeds its fair value. Favorable changes in expected cash flows are first recognized as a decrease to the allowance for credit losses (recognized currently in earnings). Such changes would be recognized as a prospective yield adjustment only when the allowance for credit losses is reduced to zero. A change in expected cash flows that is attributable solely to a change in a variable interest reference rate does not result in a credit loss and is accounted for as a prospective yield adjustment.

Properties Held-For-Investment

Properties, net, as reported on our consolidated balance sheets, consist of commercial real estate properties held-for-investment and are recorded at cost, less accumulated depreciation and impairments, if any. Properties consist primarily of land, buildings and improvements. Land is not depreciated, and buildings and improvements are depreciated on a straight-line basis over their estimated useful lives. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments are capitalized and depreciated on a straight-line basis over their estimated useful lives. We review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability is determined by comparing the carrying amount of the property to the undiscounted future net cash flows it is expected to generate. If such carrying amount exceeds the expected undiscounted future net cash flows, we adjust the carrying amount of the property to its estimated fair value.

Properties Held-For-Sale

Properties and any associated intangible assets are presented within properties held-for-sale on our consolidated balance sheet when the sale of the property is considered probable to occur within one year, at which time we cease depreciation and amortization of the property and the associated intangibles. Held-for-sale properties are reported at the lower of their carrying value or fair value less costs to sell. If any associated debt is expected to be assumed by the buyer, such debt is separately presented within debt related to properties held-for-sale on our consolidated balance sheet.

Investments of Consolidated Affordable Housing Fund

On November 5, 2021, we established Woodstar Portfolio Holdings, LLC (the "Woodstar Fund"), an investment fund which holds our Woodstar multifamily affordable housing portfolios consisting of 59 properties with 15,057 units located in Central and South Florida. As managing member of the Woodstar Fund, we manage interests purchased by third party investors seeking capital appreciation and an ongoing return, for which we earn (i) a management fee based on each investor's share of total Woodstar Fund equity; and (ii) an incentive distribution if the Woodstar Fund's returns exceed an established threshold. In connection with the establishment of the Woodstar Fund, we entered into subscription and other related agreements with certain third party institutional investors to sell, through a feeder fund structure, an aggregate 20.6% interest in the Woodstar Fund for an initial aggregate subscription price of $216.0 million, which was adjusted to $214.2 million post-closing. The Woodstar Fund has an initial term of eight years.

Effective with the third party interest sale, the Woodstar Fund has the characteristics of an investment company under ASC 946, *Financial Services – Investment Companies.* Accordingly, the Woodstar Fund is required to carry the investments in its properties at fair value, with a cumulative effect adjustment between the fair value and previous carrying value of its investments recognized in stockholders' equity as of November 5, 2021, the date of the Woodstar Fund's change in status to an investment company. Such cumulative effect adjustment amounted to $1.2 billion, as reflected in our consolidated statement of equity for the year ended December 31, 2021. Because we are the primary beneficiary of the Woodstar Fund, which is a VIE (as discussed in Note 16), we consolidate the accounts of the Woodstar Fund into our consolidated financial statements, retaining the fair value basis of accounting for its investments. Realized and unrealized changes in the fair value of the Woodstar Fund's property investments, and distributions thereon, are recognized in the "Income from affordable housing fund investments" caption within the other income (loss) section of our consolidated statements of operations. See Note 8 for further details regarding the Woodstar Fund's investments and related income and Note 18 with respect to its contingently redeemable non-controlling interests which are classified as "Temporary Equity" in our consolidated balance sheet.

Investments in Unconsolidated Entities

We own non-controlling equity interests in various privately-held partnerships and limited liability companies. Unless we elect the fair value option under ASC 825, we use the fair value practicability election described below to account for investments in which our interest is so minor that we have virtually no influence over the underlying investees. We use the equity method to account for all other non-controlling interests in partnerships and limited liability companies. Equity method investments are initially recorded at cost and subsequently adjusted for our share of income or loss, as well as contributions made or distributions received.

Our other equity investments set forth in Note 9 do not have readily determinable fair values. Therefore, we have elected the fair value practicability exception under ASC 321, *Equity Securities*, whereby we measure those investments within its scope at cost, less any impairment, plus or minus observable price changes from orderly transactions of identical or similar investments of the same issuer.

We review our equity method and other investments not subject to the fair value practicability election for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For our investments under the fair value practicability election, we perform a qualitative assessment to identify impairment at the end of each reporting period. An impairment loss is measured based on the excess of the carrying amount of an investment over its estimated fair value. Impairment analyses are based on current plans, intended holding periods, estimated fair values of underlying assets and available information at the time the analyses are prepared.

Goodwill

Goodwill is not amortized, but rather tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment. Goodwill at December 31, 2023 and 2022 represents the excess of the consideration paid over the fair value of net assets acquired in connection with the acquisitions of LNR Property LLC ("LNR") in April 2013 and the Infrastructure Lending Segment in September and October 2018.

In testing goodwill for impairment, we follow ASC 350, *Intangibles—Goodwill and Other*, which permits a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying value including goodwill. If the qualitative assessment determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying value including goodwill, then no impairment is determined to exist for the reporting unit. However, if the qualitative assessment determines that it is more likely than not that the fair value of the reporting unit is less than its carrying value including goodwill, or we choose not to perform the qualitative assessment, then we compare the fair value of that reporting unit with its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, goodwill is considered impaired with the impairment loss measured as the excess of the reporting unit's carrying value (inclusive of goodwill) over its fair value.

Servicing Rights Intangibles

Our identifiable intangible assets include domestic special servicing rights for which we have elected to apply the fair value measurement method, which is necessary to conform to our election of the fair value option for measuring the assets and liabilities of the securitization VIEs consolidated pursuant to ASC 810.

Lease Intangibles

In connection with our acquisition of properties, we recognize intangible lease assets and liabilities associated with certain noncancelable operating leases of the acquired properties. These intangible lease assets and liabilities include in-place lease intangible assets, favorable lease intangible assets and unfavorable lease liabilities. In-place lease intangible assets reflect the acquired benefit of purchasing properties with in-place leases and are measured based on estimates of direct costs associated with leasing the property and lost rental income during projected lease-up and free rent periods, both of which are avoided due to the presence of in-place leases at the acquisition date. Favorable and unfavorable lease intangible assets and liabilities reflect the terms of in-place tenant leases being either favorable or unfavorable relative to market terms at the acquisition date. The estimated fair values of our favorable and unfavorable lease assets and liabilities at the respective acquisition dates represent the discounted cash flow differential between the contractual cash flows of such leases and the estimated cash flows that comparable leases at market terms would generate. Our intangible lease assets and liabilities are recognized within intangible assets and other liabilities, respectively, in our consolidated balance sheets. Our in-place lease intangible assets are amortized to amortization expense while our favorable and unfavorable lease intangible assets and liabilities where we are the lessor are amortized to rental income. Both our favorable and unfavorable lease intangible assets and liabilities are amortized over the remaining noncancelable term of the respective leases on a straight-line basis.

Leases

ASC 842, *Leases*, which we adopted January 1, 2019, establishes a right-of-use model for lessee accounting which results in the recognition of most leased assets and lease liabilities on the balance sheet of the lessee. Lessor accounting was not significantly affected by this ASC. We elected not to apply the recognition provisions of ASC 842 to short-term leases, which have original lease terms of 12 months or less. As a lessor, we elected not to separate nonlease components, such as reimbursements from tenants for common area maintenance ("CAM"), from lease components for all classes of underlying assets, and continue to recognize such nonlease components ratably in rental income. We also elected to continue to exclude from rental income all sales, use and other similar taxes collected from lessees. As required by ASC 842, we do not record as revenues and expenses lessor costs (such as property taxes) paid directly by the lessees. All of our leases, as both lessor and lessee, are currently classified as operating leases, which are subject to straight-line revenue and expense recognition.

Derivative Instruments and Hedging Activities

We record all derivatives on our consolidated balance sheets at fair value. The accounting for changes in the fair value of derivatives depends on whether we have elected to designate a derivative in a hedging relationship and have satisfied the criteria necessary to apply hedge accounting under GAAP. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We regularly enter into derivative contracts that are intended to economically hedge certain of our risks, even though the transactions may not qualify for, or we may not elect to pursue, hedge accounting. In such cases, changes in the fair value of the derivatives are recorded in earnings. We classify cash flows related to purchases and early terminations of derivatives that serve as economic hedges as investing activities in our consolidated statements of cash flows.

Generally, our derivatives are subject to master netting arrangements, though we elect to present all derivative assets and liabilities on a gross basis within our consolidated balance sheets.

Convertible Senior Notes

Effective January 1, 2021, the Company early adopted ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40),* which removes certain separation models for convertible debt instruments and convertible preferred stock that require the separation into a debt component and an equity or derivative component. Consequently, our convertible senior notes (the "Convertible Notes"), which were previously accounted for as having separate liability and equity components, are now accounted for as a single liability measured at amortized cost. The standard was adopted using the modified retrospective method of transition, which resulted in a cumulative decrease to additional paid-in capital of $3.7 million, partially offset by a cumulative decrease to accumulated deficit of $2.2 million as of January 1, 2021.

Revenue Recognition

Interest Income

Interest income on performing loans and financial instruments is accrued based on the outstanding principal amount and contractual terms of the instrument. For loans where we do not elect the fair value option, origination fees and direct loan origination costs are also recognized in interest income over the loan term as a yield adjustment using the effective interest method. When we elect the fair value option, origination fees and direct loan costs are recorded directly in income and are not deferred. Discounts or premiums associated with the purchase of non-performing loans and investment securities are amortized or accreted into interest income as a yield adjustment on the effective interest method, based on expected cash flows through the expected maturity date of the investment. On at least a quarterly basis, we review and, if appropriate, make adjustments to our cash flow projections.

We cease accruing interest on non-performing loans at the earlier of (i) the loan becoming significantly past due or (ii) management concluding that a full recovery of all interest and principal is doubtful. Interest income on non-accrual loans in which management expects a full recovery of the loan's outstanding principal balance is only recognized when received in cash. If full recovery of principal is doubtful or if collection of interest is less than probable, the cost recovery method is applied whereby any cash received is applied to the outstanding principal balance of the loan. A non-accrual loan is returned to accrual status at such time as the loan becomes contractually current and management believes all future principal and interest will be received according to the contractual loan terms.

For loans acquired with deteriorated credit quality, interest income is only recognized to the extent that our estimate of undiscounted expected principal and interest exceeds our investment in the loan. Such excess, if any, is recognized as interest income on a level-yield basis over the life of the loan.

Upon the sale of loans or securities which are not accounted for pursuant to the fair value option, the excess (or deficiency) of net proceeds over the net carrying value of such loans or securities is recognized as a realized gain (loss).

Servicing Fees

We typically seek to be the special servicer on CMBS transactions in which we invest. When we are appointed to serve in this capacity, we earn special servicing fees from the related activities performed, which consist primarily of overseeing the workout of under-performing and non-performing loans underlying the CMBS transactions. These fees are recognized in income in the period in which the services are performed and the revenue recognition criteria have been met.

Rental Income

Rental income is recognized when earned from tenants. For leases that provide rent concessions or fixed escalations over the lease term, rental income is recognized on a straight-line basis over the noncancelable term of the lease. In net lease arrangements, costs reimbursable from tenants are recognized in rental income in the period in which the related expenses are incurred as we are generally the primary obligor with respect to purchasing goods and services for property operations. In instances where the tenant is responsible for property maintenance and repairs and contracts and settles such costs directly with third party service providers, we do not reflect those expenses in our consolidated statement of operations as the tenant is the primary obligor.

Securitizations, Sales and Financing Arrangements

We periodically sell our financial assets, such as commercial mortgage loans, residential loans, CMBS, RMBS and other assets. In connection with these transactions, we may retain or acquire senior or subordinated interests in the related assets. Gains and losses on such transactions are recognized in accordance with ASC 860, *Transfers and Servicing*, which is based on a financial components approach that focuses on control. Under this approach, after a transfer of financial assets that meets the criteria for treatment as a sale—legal isolation, ability of transferee to pledge or exchange the transferred assets without constraint, and transferred control—an entity recognizes the financial assets it retains and any liabilities it has incurred, derecognizes the financial assets it has sold, and derecognizes liabilities when extinguished. We determine the gain or loss on sale of the assets by allocating the carrying value of the sold asset between the sold asset and the interests retained based on their relative fair values, as applicable. The gain or loss on sale is the difference between the cash proceeds from the sale and the amount allocated to the sold asset. If the sold asset is being accounted for pursuant to the fair value option, there is no gain or loss.

Deferred Financing Costs

Costs incurred in connection with debt issuance are capitalized and amortized to interest expense over the terms of the respective debt agreements. Such costs are presented as a direct deduction from the carrying value of the related debt liability.

Acquisition and Investment Pursuit Costs

Costs incurred in connection with acquisitions of investments, loans and businesses, as well as in pursuing unsuccessful acquisitions and investments, are recorded within acquisition and investment pursuit costs in our consolidated statements of operations when incurred. Costs incurred in connection with acquisitions of real estate not accounted for as business combinations are capitalized within the purchase price. These costs reflect services performed by third parties and principally include due diligence and legal services.

Share-Based Payments

The fair value of the restricted stock awards (“RSAs”) or restricted stock units (“RSUs”) granted is recorded as expense on a straight-line basis over the vesting period for the award, with an offsetting increase in stockholders’ equity. The fair value is determined based upon the stock price on the grant date. The Company recognizes compensation expense related to its Employee Stock Purchase Program (“ESPP”) based on the estimated fair value of the discounted purchase options granted to the participants as of the beginning of each quarterly offering period determined using the Black-Scholes option pricing model.

Foreign Currency Translation

Our assets and liabilities denominated in foreign currencies are translated into U.S. dollars using foreign currency exchange rates at the end of the reporting period. Income and expenses are translated at the average exchange rates for each reporting period. The effects of translating the assets, liabilities and income of our foreign investments held by entities with a U.S. dollar functional currency are included in foreign currency gain (loss) in the consolidated statements of operations. The effects of translating the assets, liabilities and income of our foreign investments held by entities with functional currencies other than the U.S. dollar, if any, are included in OCI. Realized foreign currency gains and losses and changes in the value of foreign currency denominated monetary assets and liabilities are included in the determination of net income and are reported as foreign currency gain (loss) in our consolidated statements of operations.

Income Taxes

The Company has elected to be taxed as a REIT under the Code. The Company is subject to federal income taxation at corporate rates on its REIT taxable income, however, the Company is allowed a deduction for the amount of dividends paid to its stockholders in arriving at its REIT taxable income. As a result, distributed net income of the Company is subjected to taxation at the stockholder level only. The Company intends to continue operating in a manner that will permit it to maintain its qualification as a REIT for tax purposes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company evaluates the realizability of its deferred tax assets and recognizes a valuation allowance if, based on the available evidence, both positive and negative, it is more likely than not that some portion or all of its deferred tax assets will not be realized. When evaluating the realizability of its deferred tax assets, the Company considers, among other matters, estimates of expected future taxable income, nature of current and cumulative losses, existing and projected book/tax differences, tax planning strategies available, and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires the Company to forecast its business and general economic environment in future periods.

We recognize tax positions in the financial statements only when it is more likely than not that, based on the technical merits of the tax position, the position will be sustained upon examination by the relevant taxing authority. A tax position is measured at the largest amount of benefit that will more likely than not be realized upon settlement. If, as a result of new events or information, a recognized tax position no longer is considered more likely than not to be sustained upon examination, a liability is established for the unrecognized benefit with a corresponding charge to income tax expense in our consolidated statement of operations. We report interest and penalties, if any, related to income tax matters as a component of income tax expense.

Earnings Per Share

We present both basic and diluted earnings per share (“EPS”) amounts in our financial statements. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS reflects the maximum potential dilution that could occur from (i) our share-based compensation, consisting of unvested RSAs and RSUs and any outstanding discounted share purchase options under the ESPP, (ii) shares contingently issuable to our Manager, (iii) the conversion options associated with our Convertible Notes (see Notes 12 and 19) and (iv) non-controlling interests that are redeemable with our common stock (see Note 18). Potential dilutive shares are excluded from the calculation if they have an anti-dilutive effect in the period.

Nearly all of the Company’s unvested RSUs and RSAs contain rights to receive non-forfeitable dividends and thus are participating securities. In addition, the non-controlling interests that are redeemable with our common stock are considered participating securities because they earn a preferred return indexed to the dividend rate on our common stock (see Note 18). Due to the existence of these participating securities, the two-class method of computing EPS is required, unless another method is determined to be more dilutive. Under the two-class method, undistributed earnings are reallocated between shares of common stock and participating securities. For the years ended December 31, 2023, 2022 and 2021, the two-class method resulted in the most dilutive EPS calculation.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash investments, CMBS, RMBS, loan investments and interest receivable. We may place cash investments in excess of insured amounts with high quality financial institutions. We perform an ongoing analysis of credit risk concentrations in our investment portfolio by evaluating exposure to various counterparties, markets, underlying property types, contract terms, tenant mix and other credit metrics.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. The most significant and subjective estimate that we make is the projection of cash flows we expect to receive on our investments, which has a significant impact on the amount of income that we record and/or disclose. In addition, the fair value of assets and liabilities that are estimated using a discounted cash flows method is significantly impacted by the rates at which we estimate market participants would discount the expected cash flows. Amounts ultimately realized from our investments may vary significantly from the fair values presented.

We believe the estimates and assumptions underlying our consolidated financial statements are reasonable and supportable based on the information available as of December 31, 2023. Actual results may ultimately differ from those estimates.

Recent Accounting Developments

On November 27, 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, *Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures*, which improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU is effective for our fiscal year ending December 31, 2024 and interim quarters beginning in 2025, with early adoption permitted. It must be retrospectively applied to all prior periods presented. We do not expect this ASU will have a material impact on the Company's reportable segment disclosures, as it already reports significant items within revenues, costs and expenses and other income (loss) categories by segment.

On December 14, 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740) - Improvements to Income Tax Disclosures*, which improves income tax disclosures by primarily requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. This ASU is effective for our fiscal year ending December 31, 2025, with early adoption permitted. It is to be applied on a prospective basis, with retrospective application permitted. We do not expect this ASU will have a material impact on the Company's income tax disclosures.

3. Acquisitions and Divestitures

Investing and Servicing Segment Property Portfolio ("REIS Equity Portfolio")

During the year ended December 31, 2023, we sold four operating properties, including a controlling financial interest in a subsidiary within the REIS Equity Portfolio, for $63.7 million. We recognized a total gain of $25.6 million within gain on sale of investments and other assets in our consolidated statement of operations, of which $10.2 million related to the deconsolidation of the subsidiary. During the year ended December 31, 2022, we sold three operating properties within the REIS Equity Portfolio for $92.1 million and recognized a total gain of $50.9 million within gain on sale of investments and other assets in our consolidated statement of operations, of which $0.6 million was attributable to non-controlling interests. During the year ended December 31, 2021, we sold two operating properties within the REIS Equity Portfolio for $68.7 million and recognized a total gain of $22.2 million within gain on sale of investments and other assets in our consolidated statement of operations.

Commercial and Residential Lending Segment

During the year ended December 31, 2023, we sold four units in a residential conversion project in New York for $12.1 million within the Commercial and Residential Lending Segment. In connection with these sales, there was no gain or loss recognized in our consolidated statement of operations. During the year ended December 31, 2022, we sold a distribution facility located in Orlando, Florida that was previously acquired in April 2019 through foreclosure of a loan with a carrying value of $18.5 million. The property was sold for $114.8 million and we recognized a gain of $86.6 million within gain on sale of investments and other assets in our consolidated statement of operations. During the year ended December 31, 2021, we sold a grocery distribution facility located in Montgomery, Alabama that was previously acquired in March 2019 through foreclosure of a loan with a carrying value of $9.0 million ($20.9 million unpaid principal balance net of an $8.3 million allowance and $3.6 million of unamortized discount) at the foreclosure date. The property was sold for $31.2 million and we recognized a gain of $17.7 million within gain on sale of investments and other assets in our consolidated statement of operations.

Woodstar Fund

On November 5, 2021, we established the Woodstar Fund and sold a 20.6% interest to third parties. See further discussion in Notes 2 and 8.

Acquisitions

During the years ended December 31, 2023, 2022 and 2021, we had no significant acquisitions of properties or businesses other than properties acquired through loan foreclosure or obtaining equity control as discussed in Note 5.

4. Restricted Cash

A summary of our restricted cash as of December 31, 2023 and 2022 is as follows (amounts in thousands):

	As of December 31,	
	2023	2022
Cash collateral for derivative financial instruments	$ 80,219	$ 69,607
Cash restricted by lender	34,450	49,727
Funds held on behalf of borrowers and tenants	1,300	1,255
Other restricted cash	1,343	483
	$ 117,312	$ 121,072

5. Loans

Our loans held-for-investment are accounted for at amortized cost and our loans held-for-sale are accounted for at the lower of cost or fair value, unless we have elected the fair value option for either. The following tables summarize our investments in mortgages and loans as of December 31, 2023 and 2022 (dollars in thousands):

December 31, 2023	Carrying Value	Face Amount	Weighted Average Coupon (1)	Weighted Average Life ("WAL") (years)(2)
Loans held-for-investment:				
Commercial loans:				
First mortgages (3)	$ 14,956,646	$ 15,005,827	9.0 %	2.8
Subordinated mortgages (4)	76,560	76,882	14.8 %	2.2
Mezzanine loans (3)	273,146	274,899	13.7 %	2.7
Other	71,012	71,843	9.6 %	1.8
Total commercial loans	15,377,364	15,429,451		
Infrastructure first priority loans	2,505,924	2,550,244	9.5 %	3.9
Total loans held-for-investment	17,883,288	17,979,695		
Loans held-for-sale:				
Residential, fair value option	2,604,594	2,909,126	4.5 %	N/A (5)
Commercial, fair value option	41,043	45,400	5.5 %	5.2
Total loans held-for-sale	2,645,637	2,954,526		
Total gross loans	20,528,925	$ 20,934,221		
Credit loss allowances:				
Commercial loans held-for-investment	(298,775)			
Infrastructure loans held-for-investment	(10,264)			
Total allowances	(309,039)			
Total net loans	$ 20,219,886			
December 31, 2022				
Loans held-for-investment:				
Commercial loans:				
First mortgages (3)	$ 15,562,452	$ 15,648,358	7.9 %	3.3
Subordinated mortgages (4)	71,100	72,118	13.6 %	3.2
Mezzanine loans (3)	445,363	442,339	12.9 %	1.9
Other	58,393	59,393	8.2 %	1.7
Total commercial loans	16,137,308	16,222,208		
Infrastructure first priority loans	2,363,544	2,395,762	8.6 %	3.9
Total loans held-for-investment	18,500,852	18,617,970		
Loans held-for-sale:				
Residential, fair value option	2,763,458	3,092,915	4.5 %	N/A (5)
Commercial, fair value option	21,136	23,900	5.7 %	8.6
Total loans held-for-sale	2,784,594	3,116,815		
Total gross loans	21,285,446	$ 21,734,785		
Credit loss allowances:				
Commercial loans held-for-investment	(88,801)			
Infrastructure loans held-for-investment	(10,612)			
Total allowances	(99,413)			
Total net loans	$ 21,186,033			

(1) Calculated using applicable index rates as of December 31, 2023 and 2022 for variable rate loans and excludes loans for which interest income is not recognized.

(2) Represents the WAL of each respective group of loans, excluding loans for which interest income is not recognized, as of the respective balance sheet date. For commercial loans held-for-investment, the WAL is calculated assuming all extension options are exercised by the borrower, although our loans may be repaid prior to such date. For infrastructure loans, the WAL is calculated using the amounts and timing of future principal payments, as projected at origination or acquisition of each loan.

(3) First mortgages include first mortgage loans and any contiguous mezzanine loan components because as a whole, the expected credit quality of these loans is more similar to that of a first mortgage loan. The application of this methodology resulted in mezzanine loans with carrying values of $1.0 billion and $1.3 billion being classified as first mortgages as of December 31, 2023 and 2022, respectively.

(4) Subordinated mortgages include B-Notes and junior participation in first mortgages where we do not own the senior A-Note or senior participation. If we own both the A-Note and B-Note, we categorize the loan as a first mortgage loan.

(5) Residential loans have a weighted average remaining contractual life of 27.8 years and 28.8 years as of December 31, 2023 and 2022, respectively.

As of December 31, 2023, our variable rate loans held-for-investment, excluding loans for which interest income is not recognized, were as follows (dollars in thousands):

December 31, 2023	Carrying Value	Weighted-average Spread Above Index
Commercial loans	$ 14,583,440	4.0 %
Infrastructure loans	2,505,924	4.1 %
Total variable rate loans held-for-investment	$ 17,089,364	4.0 %

Credit Loss Allowances

As discussed in Note 2, we do not have a history of realized credit losses on our HFI loans and HTM securities, so we have subscribed to third party database services to provide us with industry losses for both commercial real estate and infrastructure loans. Using these losses as a benchmark, we determine expected credit losses for our loans and securities on a collective basis within our commercial real estate and infrastructure portfolios.

For our commercial loans, we utilize a loan loss model that is widely used among banks and commercial mortgage REITs and is marketed by a leading CMBS data analytics provider. It employs logistic regression to forecast expected losses at the loan level based on a commercial real estate loan securitization database that contains activity dating back to 1998. We provide specific loan-level inputs which include loan-to-stabilized-value ("LTV") and debt service coverage ratio (DSCR) metrics, as well as principal balances, property type, location, coupon, origination year, term, subordination, expected repayment dates and future fundings. We also select from a group of independent five-year macroeconomic forecasts included in the model that are updated regularly based on current economic trends. We categorize the results by LTV range, which we consider the most significant indicator of credit quality for our commercial loans, as set forth in the credit quality indicator table below. A lower LTV ratio typically indicates a lower credit loss risk.

The macroeconomic forecasts do not differentiate among property types or asset classes. Instead, these forecasts reference general macroeconomic conditions (i.e. Gross Domestic Product, employment and interest rates) which apply broadly across all assets. For instance, although the office sector has been adversely affected by the increase in remote working arrangements and the retail sector has been adversely affected by electronic commerce, the broad macroeconomic forecasts do not account for such differentiation. Accordingly, we have selected more adverse macroeconomic recovery forecasts related to office properties than for other property types in determining our credit loss allowance. We have also selected a more adverse macroeconomic recovery forecast for those properties which are experiencing more challenges than their general property type or asset class.

For our infrastructure loans, we utilize a database of historical infrastructure loan performance that is shared among a consortium of banks and other lenders and compiled by a major bond credit rating agency. The database is representative of industry-wide project finance activity dating back to 1983. We derive historical loss rates from the database filtered by industry, sub-industry, term and construction status for each of our infrastructure loans. Those historical loss rates reflect global economic cycles over a long period of time as well as average recovery rates. We categorize the results principally between the power and oil and gas industries, which we consider the most significant indicator of credit quality for our infrastructure loans, as set forth in the credit quality indicator table below.

As discussed in Note 2, we use a discounted cash flow or collateral value approach, rather than the industry loan loss approach described above, to determine credit loss allowances for any credit deteriorated loans.

We regularly evaluate the extent and impact of any credit deterioration associated with the performance and/or value of the underlying collateral, as well as the financial and operating capability of the borrower. Specifically, the collateral's operating results and any cash reserves are analyzed and used to assess (i) whether cash flow from operations is sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan and/or (iii) the collateral's liquidation value. We also evaluate the financial wherewithal of any loan guarantors as well as the borrower's competency in managing and operating the collateral. In addition, we consider the overall economic environment, real estate or industry sector, and geographic sub-market in which the borrower operates. Such analyses are completed and reviewed by asset management and finance personnel who utilize various data sources, including (i) periodic financial data such as property operating statements, occupancy, tenant profile, rental rates, operating expenses, the borrower's exit plan, and capitalization and discount rates, (ii) site inspections and (iii) current credit spreads and discussions with market participants.

The significant credit quality indicators for our loans measured at amortized cost, which excludes loans held-for-sale, were as follows as of December 31, 2023 (dollars in thousands):

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Total	Total Amortized Cost Basis	Credit Loss Allowance
As of December 31, 2023	**2023**	**2022**	**2021**	**2020**	**2019**	**Prior**			
Commercial loans:									
Credit quality indicator:									
LTV < 60%	$ 321,465	$2,040,870	$2,979,413	$ 188,140	$ 937,355	$ 232,009	$ —	$ 6,699,252	$ 24,939
LTV 60% - 70%	518,912	1,937,799	3,522,841	97,805	85,287	318,432	—	6,481,076	78,495
LTV > 70%	60,905	102,732	483,506	451,471	433,448	589,037	—	2,121,099	190,416
Credit deteriorated	—	—	—	—	—	4,925	—	4,925	4,925
Defeased and other	14,374	41,705	—	—	—	14,933	—	71,012	—
Total commercial	$ 915,656	$4,123,106	$6,985,760	$ 737,416	$1,456,090	$1,159,336	$ —	$ 15,377,364	$ 298,775
Infrastructure loans:									
Credit quality indicator:									
Power	$ 441,646	$ —	$ 106,343	$ 72,687	$ 276,795	$ 442,784	$ 3,213	$ 1,343,468	$ 4,099
Oil and gas	410,674	136,704	211,136	—	218,129	135,075	2,068	1,113,786	6,009
Other	48,670	—	—	—	—	—	—	48,670	156
Total infrastructure	$ 900,990	$ 136,704	$ 317,479	$ 72,687	$ 494,924	$ 577,859	$ 5,281	$ 2,505,924	$ 10,264
Loans held-for-sale								2,645,637	—
Total gross loans								$ 20,528,925	$ 309,039

Non-Credit Deteriorated Loans

As of December 31, 2023, we had the following loans with a combined amortized cost basis of $488.9 million that were 90 days or greater past due at December 31, 2023: (i) a $252.0 million senior mortgage loan on an office building in Houston, Texas; (ii) a $122.3 million senior mortgage loan on an office building in Washington, DC; (iii) a $37.8 million leasehold mortgage loan on a luxury resort in California destroyed by wildfire; (iv) $67.6 million of residential loans; and (v) a $9.2 million loan on a hospitality asset in New York City that our Investing and Servicing Segment acquired as nonperforming in October 2021. All of these loans were on nonaccrual as of December 31, 2023 with the exception of (i).

We also had the following loans on nonaccrual that were not 90 days or greater past due as of December 31, 2023: (i) a $185.4 million senior loan on a retail and entertainment project in New Jersey, of which $7.3 million was previously converted into equity interests (in 2023, $54.9 million was received from the borrower which reduced the carrying values of both the senior loan and one of the equity interests (see Note 8)); and (ii) a $124.3 million senior mortgage loan on an office building in Arlington, Virginia. These loans were not considered credit deteriorated as we presently expect to recover all amounts due.

Credit Deteriorated Loans

As of December 31, 2023, we had a $4.9 million commercial subordinated loan secured by a department store in Chicago which was deemed credit deteriorated and was fully reserved in prior years. The loan was on nonaccrual under the cost recovery method as of December 31, 2023.

Foreclosure and Equity Control

During the year ended December 31, 2023, we foreclosed on or otherwise obtained control over the following loan collateral:

In December 2023, we obtained control over the pledged equity interests of a mezzanine borrower entity related to a multifamily property in the Pacific Northwest, which resulted in our consolidating the mezzanine borrower entity including the underlying property collateral. The net carrying value of our loans related to this property totaled $60.8 million and consisted of first mortgage and mezzanine loans which are now eliminated in consolidation. In connection with the consolidation of the mezzanine borrower entity, we recorded properties of $60.8 million in accordance with the asset acquisition provisions of ASC 805.

In May 2023, we obtained a deed in lieu of foreclosure on a mortgage loan on the retail portion of a hotel located in Chicago, which resulted in our obtaining physical possession of the underlying collateral. The carrying value of the loan was $41.1 million. In connection therewith, we reclassified the carrying value of the loan (representing our acquisition cost of the underlying land, building and in-place leases) to properties ($36.8 million) and lease intangible assets ($4.3 million) in accordance with the asset acquisition provisions of ASC 805.

Loan Modifications

We may amend or modify a loan based on its specific facts and circumstances. During the year ended December 31, 2023, we made modifications to three loans which are disclosable under ASU 2022-02, *Troubled Debt Restructurings and Vintage Disclosures*, as they involved an other-than-insignificant payment delay or an interest rate reduction for a borrower experiencing financial difficulty. For a $197.2 million first mortgage loan on an office park in California, we granted a 19-month term extension and provided a $25.1 million preferred equity commitment (of which $15.5 million was unfunded as of December 31, 2023), principally to fund property improvements and lease-up costs prior to the loan's extended maturity. The other two modifications were as follows: (i) for a $95.5 million first mortgage loan on an office campus in Pennsylvania, the interest rate was reduced to a fixed rate of 6.00% (the reduction was partially recaptured in a new exit fee), with the borrower contributing $2.5 million; and (ii) for a $44.9 million first mortgage loan on a multifamily property in Arizona, the interest rate was reduced by 50 bps to SOFR plus 2.85%, with the borrower contributing $1.6 million. Each of the three loans has paid all contractual interest due as of December 31, 2023, and their modified terms were included in the determination of our general CECL reserve.

The following tables present the activity in our credit loss allowance for funded loans and unfunded commitments (amounts in thousands):

	Funded Commitments Credit Loss Allowance		
	Loans Held-for-Investment		
	Commercial	Infrastructure	Total Funded Loans
Credit loss allowance at December 31, 2020	$ 69,611	$ 7,833	$ 77,444
Credit loss (reversal) provision, net	(7,947)	12,580	4,633
Charge-offs	(14,807) (1)	—	(14,807)
Transfers	(257)	257	—
Credit loss allowance at December 31, 2021	46,600	20,670	67,270
Credit loss provision, net	42,201	6,848	49,049
Charge-offs	—	(16,906) (2)	(16,906)
Credit loss allowance at December 31, 2022	88,801	10,612	99,413
Credit loss provision, net	222,266	10,446	232,712
Charge-offs (3)	(12,292)	(10,794)	(23,086)
Credit loss allowance at December 31, 2023	$ 298,775	$ 10,264	$ 309,039

(1) Relates to a $7.8 million unsecured promissory note deemed uncollectible in connection with a residential conversion project located in New York City and a $7.0 million subordinated mortgage note deemed uncollectible in connection with a vacant department store in the Chicago area. Both notes were previously considered credit deteriorated and were fully reserved at or prior to write-off.

(2) Relates to a senior loan participation converted to an equity interest.

(3) Represents the net charge-off of (i) a $12.3 million credit loss allowance related to the portion of a credit deteriorated commercial mortgage loan on an office and retail complex in Arizona deemed uncollectible and (ii) a $10.8 million credit loss allowance related to the portion of a credit deteriorated infrastructure loan participation collateralized by a first priority lien on two natural gas fired power plants near Chicago, which was deemed uncollectible due to a third party's then nearly completed acquisition of the power plants. Such loans were originated in 2015 and 2017, respectively, with the infrastructure loan acquired as part of the Infrastructure Lending Segment acquisition in 2018.

	Unfunded Commitments Credit Loss Allowance (1)				
	Loans Held-for-Investment		HTM Preferred		
	Commercial	Infrastructure	Interests (2)	CMBS (2)	Total
Credit loss allowance at December 31, 2020	$ 5,258	$ 812	$ —	$ —	$ 6,070
Credit loss provision (reversal), net	1,434	(667)	—	—	767
Credit loss allowance at December 31, 2021	6,692	145	—	—	6,837
Credit loss provision (reversal), net	3,057	(73)	—	52	3,036
Credit loss allowance at December 31, 2022	9,749	72	—	52	9,873
Credit loss (reversal) provision, net	(1,007)	492	1,548	22	1,055
Credit loss allowance at December 31, 2023	$ 8,742	$ 564	$ 1,548	$ 74	$ 10,928
Memo: Unfunded commitments as of December 31, 2023 (3)	$ 1,237,874	$ 65,546	$ 8,282	$ 34,743	$ 1,346,445

(1) Included in accounts payable, accrued expenses and other liabilities in our consolidated balance sheets.

(2) See Note 6 for further details.

(3) Represents amounts expected to be funded (see Note 23).

Loan Portfolio Activity

The activity in our loan portfolio was as follows (amounts in thousands):

Year Ended December 31, 2023	Held-for-Investment Loans Commercial	Held-for-Investment Loans Infrastructure	Held-for-Investment Loans Residential	Held-for-Sale Loans	Total Loans	
Balance at December 31, 2022	$ 16,048,507	$ 2,352,932	$ —	$ 2,784,594	$ 21,186,033	
Acquisitions/originations/additional funding	1,713,979	1,002,908	—	757,355	3,474,242	
Capitalized interest (1)	125,057	518	—	172	125,747	
Basis of loans sold (2)	(53,000)	—	—	(813,104)	(866,104)	
Loan maturities/principal repayments	(2,596,738)	(864,549)	—	(185,884)	(3,647,171)	
Discount accretion/premium amortization	53,418	13,694	—	—	67,112	
Changes in fair value	—	—	—	62,702	62,702	
Foreign currency translation gain, net	152,869	603	—	—	153,472	
Credit loss provision, net	(222,266)	(10,446)	—	—	(232,712)	
Loan foreclosure and equity control	(101,845)	—	—	(929)	(102,774)	(3)
Transfer to/from other asset/liability classifications or between segments	(41,392)	—	—	40,731	(661)	
Balance at December 31, 2023	$ 15,078,589	$ 2,495,660	$ —	$ 2,645,637	$ 20,219,886	

Year Ended December 31, 2022	Held-for-Investment Loans Commercial	Held-for-Investment Loans Infrastructure	Held-for-Investment Loans Residential	Held-for-Sale Loans	Total Loans	
Balance at December 31, 2021	$13,450,198	$ 2,027,426	$ 59,225	$ 2,876,800	$ 18,413,649	
Acquisitions/originations/additional funding	4,882,414	661,598	—	4,634,722	10,178,734	
Capitalized interest (1)	121,500	503	1,639	508	124,150	
Basis of loans sold (2)	(10,109)	(26,824)	—	(4,216,618)	(4,253,551)	
Loan maturities/principal repayments	(1,764,638)	(293,264)	(7,623)	(193,105)	(2,258,630)	
Discount accretion/premium amortization	52,939	9,618	—	—	62,557	
Changes in fair value	—	—	(3,169)	(343,053)	(346,222)	
Foreign currency translation loss, net	(304,051)	(2,895)	—	—	(306,946)	
Credit loss provision, net	(42,201)	(6,848)	—	—	(49,049)	
Loan foreclosure, equity control and conversion to equity interest	(273,929)	(16,382)	—	—	(290,311)	(4)
Transfer to/from other asset classifications or between segments	(63,616)	—	(50,072)	25,340	(88,348)	(5)
Balance at December 31, 2022	$16,048,507	$ 2,352,932	$ —	$ 2,784,594	$ 21,186,033	

Year Ended December 31, 2021	Held-for-Investment Loans Commercial	Held-for-Investment Loans Infrastructure	Held-for-Investment Loans Residential	Held-for-Sale Loans	Total Loans	
Balance at December 31, 2020	$ 9,583,949	$ 1,412,440	$ 90,684	$ 1,052,835	$ 12,139,908	
Acquisitions/originations/additional funding	7,822,441	817,104	—	5,351,034	13,990,579	
Capitalized interest (1)	112,178	—	4,308	2,650	119,136	
Basis of loans sold (2)	(307,454)	(12,678)	—	(3,856,736)	(4,176,868)	
Loan maturities/principal repayments	(3,508,969)	(304,878)	(31,251)	(352,711)	(4,197,809)	
Discount accretion/premium amortization	52,416	5,028	—	504	57,948	
Changes in fair value	—	—	1,186	67,864	69,050	
Foreign currency translation loss, net	(71,419)	(711)	—	—	(72,130)	
Credit loss (provision) reversal, net	7,947	(12,580)	—	—	(4,633)	
Loan foreclosure and conversion to equity interest	(36,308)	—	—	—	(36,308)	(6)
Transfer to/from other asset classifications	(204,583)	123,701	(5,702)	611,360	524,776	(7)
Balance at December 31, 2021	$ 13,450,198	$ 2,027,426	$ 59,225	$ 2,876,800	$ 18,413,649	

(1) Represents accrued interest income on loans whose terms do not require current payment of interest.

(2) See Note 13 for additional disclosure on these transactions.

(3) Represents (i) the $41.1 million carrying value of a mortgage loan on the retail portion of a hotel located in Chicago foreclosed in May 2023, (ii) the $60.8 million carrying value of a first mortgage and mezzanine loan on a multifamily property in the Pacific Northwest consolidated upon obtaining equity control in December 2023 and (iii) $0.9 million in residential mortgage loans foreclosed.

(4) Represents (i) the $50.2 million net carrying value of first mortgage and contiguous mezzanine loans related to an office building in Texas that is eliminated as a result of consolidating the net assets of the mezzanine borrower entity upon obtaining control over its pledged equity interests in May 2022, (ii) the $223.8 million principal amount of a senior loan secured by an office building in California foreclosed in December 2022 and (iii) the $16.4 million net carrying value of a senior loan participation in a natural gas-fired power plant in Massachusetts that was converted to an equity interest in December 2022.

(5) During the year ended December 2022, we repurchased at par $745.0 million of agency-eligible residential loans that were previously sold. The repurchase was subject to a contingency for which we recorded a contingency loss of $88.4 million within other loss, net in the consolidated statement of operations. At the time the loans were repurchased, this loss was utilized to reduce the carrying value of the loans to their estimated fair value.

(6) Includes (i) a $29.0 million credit deteriorated loan related to a residential conversion project which was foreclosed in April 2021 and (ii) $7.3 million of a commercial loan that was converted to equity interests in March 2021 (see Note 9) pursuant to a consensual transfer under pre-existing equity pledges of additional collateral.

(7) Net transfers represent residential loans transferred from VIE assets upon redemption of three consolidated RMBS trusts in 2021.

6. Investment Securities

Investment securities were comprised of the following as of December 31, 2023 and 2022 (amounts in thousands):

	Carrying Value as of	
	December 31, 2023	December 31, 2022
RMBS, available-for-sale	$ 102,368	$ 113,386
RMBS, fair value option (1)	449,909	423,183
CMBS, fair value option (1), (2)	1,147,550	1,262,846
HTM debt securities, amortized cost net of credit loss allowance of $13,143 and $3,182	606,254	673,470
Equity security, fair value	8,340	9,840
Subtotal—Investment securities	2,314,421	2,482,725
VIE eliminations (1)	(1,578,859)	(1,666,921)
Total investment securities	$ 735,562	$ 815,804

(1) Certain fair value option CMBS and RMBS are eliminated in consolidation against VIE liabilities pursuant to ASC 810.

(2) Includes $177.3 million and $198.9 million of non-controlling interests in the consolidated entities which hold certain of these CMBS as of December 31, 2023 and 2022, respectively.

Purchases, sales, principal collections and redemptions for all investment securities were as follows (amounts in thousands):

	RMBS, available-for-sale	RMBS, fair value option	CMBS, fair value option	HTM Securities	Equity Security	Securitization VIEs (1)	Total
Year Ended December 31, 2023							
Purchases/fundings	$ —	$ —	$ 48,011	$ 11,578	$ —	$ (48,011)	$ 11,578
Sales and redemptions	549	—	—	—	2,493	—	3,042
Principal collections	9,475	53,332	117,100	80,083	—	(169,642)	90,348
Year Ended December 31, 2022							
Purchases/fundings	$ —	$ 226,152	$ 63,681	$ 86,512	$ —	$ (289,833)	$ 86,512
Sales and redemptions	—	—	—	—	—	—	—
Principal collections	19,087	74,542	20,862	94,868	—	(93,412)	115,947
Year Ended December 31, 2021							
Purchases/fundings	$ —	$ 168,825	$ 71,476	$ 198,358	$ —	$ (240,301)	$ 198,358
Sales and redemptions	—	81,871	38,714	—	—	(120,585)	—
Principal collections	30,722	63,144	7,732	54,725	—	(68,873)	87,450

(1) Represents RMBS and CMBS, fair value option amounts eliminated due to our consolidation of securitization VIEs. These amounts are reflected as issuance or repayment of debt of, or distributions from, consolidated VIEs in our consolidated statements of cash flows.

RMBS, Available-for-Sale

The Company classified all of its RMBS not eliminated in consolidation as available-for-sale as of December 31, 2023 and 2022. These RMBS are reported at fair value in the balance sheet with changes in fair value recorded in accumulated other comprehensive income (“AOCI”).

The tables below summarize various attributes of our investments in available-for-sale RMBS as of December 31, 2023 and 2022 (amounts in thousands):

	Amortized Cost	Credit Loss Allowance	Net Basis	Unrealized Gains or (Losses) Recognized in AOCI			Fair Value
				Gross Unrealized Gains	Gross Unrealized Losses	Net Fair Value Adjustment	
December 31, 2023							
RMBS	$ 87,016	$ —	$ 87,016	$ 18,092	$ (2,740)	$ 15,352	$ 102,368
December 31, 2022							
RMBS	$ 92,431	$ —	$ 92,431	$ 21,765	$ (810)	$ 20,955	$ 113,386

	Weighted Average Coupon (1)	WAL (Years) (2)
December 31, 2023		
RMBS	5.8 %	7.1

(1) Calculated using the December 31, 2023 SOFR rate of 5.355% for floating rate securities.

(2) Represents the remaining WAL of each respective group of securities as of the balance sheet date. The WAL of each individual security is calculated using projected amounts and projected timing of future principal payments.

As of December 31, 2023, approximately $91.3 million, or 89%, of RMBS were variable rate. We purchased all of the RMBS at a discount, a portion of which is accreted into income over the expected remaining life of the security. The majority of the income from this strategy is earned from the accretion of this accretable discount.

We have engaged a third party manager who specializes in RMBS to execute the trading of RMBS, the cost of which was $0.5 million, $0.6 million and $0.9 million for the years ended December 31, 2023, 2022 and 2021, respectively, recorded as management fees in the accompanying consolidated statements of operations.

The following table presents the gross unrealized losses and estimated fair value of any available-for-sale securities that were in an unrealized loss position as of December 31, 2023 and 2022, and for which an allowance for credit losses has not been recorded (amounts in thousands):

	Estimated Fair Value		Unrealized Losses	
	Securities with a loss less than 12 months	Securities with a loss greater than 12 months	Securities with a loss less than 12 months	Securities with a loss greater than 12 months
As of December 31, 2023				
RMBS	$ 10,687	$ 6,361	$ (1,322)	$ (1,418)
As of December 31, 2022				
RMBS	$ 6,961	$ 1,889	$ (502)	$ (308)

As of December 31, 2023 and 2022, there were 14 and 10 securities, respectively, with unrealized losses reflected in the table above. After evaluating the securities, we concluded that the unrealized losses reflected above were noncredit-related and would be recovered from the securities' estimated future cash flows. We considered a number of factors in reaching this conclusion, including that we did not intend to sell the securities, it was not considered more likely than not that we would be forced to sell the securities prior to recovering our amortized cost, and there were no material credit events that would have caused us to otherwise conclude that we would not recover our cost. Credit losses, if any, are calculated by comparing (i) the estimated future cash flows of each security discounted at the yield determined as of the initial acquisition date or, if since revised, as of the last date previously revised, to (ii) our net amortized cost basis. Significant judgment is used in projecting cash flows for our non-agency RMBS. As a result, actual income and/or credit losses could be materially different from what is currently projected and/or reported.

CMBS and RMBS, Fair Value Option

As discussed in the "Fair Value Option" section of Note 2 herein, we elect the fair value option for certain CMBS and RMBS in an effort to eliminate accounting mismatches resulting from the current or potential consolidation of securitization VIEs. As of December 31, 2023, the fair value and unpaid principal balance of CMBS where we have elected the fair value option, excluding the notional value of interest-only securities and before consolidation of securitization VIEs, were $1.1 billion and $2.7 billion, respectively. As of December 31, 2023, the fair value and unpaid principal balance of RMBS where we have elected the fair value option, excluding the notional value of interest-only securities and before consolidation of securitization VIEs, were $449.9 million and $326.3 million, respectively. The $1.6 billion total fair value balance of CMBS and RMBS represents our economic interests in these assets. However, as a result of our consolidation of securitization VIEs, the vast majority of this fair value (all except $18.6 million at December 31, 2023) is eliminated against VIE liabilities before arriving at our GAAP balance for fair value option investment securities.

As of December 31, 2023, none of our CMBS or RMBS were variable rate.

HTM Debt Securities, Amortized Cost

The table below summarizes our investments in HTM debt securities as of December 31, 2023 and 2022 (amounts in thousands):

	Amortized Cost Basis	Credit Loss Allowance	Net Carrying Amount	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
December 31, 2023						
CMBS	$ 580,704	$ (164)	$ 580,540	$ 43	$ (24,835)	$ 555,748
Preferred interests	9,570	(2,898)	6,672	—	(318)	6,354
Infrastructure bonds	29,123	(10,081)	19,042	32	(16)	19,058
Total	$ 619,397	$ (13,143)	$ 606,254	$ 75	$ (25,169)	$ 581,160
December 31, 2022						
CMBS	$ 577,681	$ (172)	$ 577,509	$ 30	$ (30,424)	$ 547,115
Preferred interests	29,757	—	29,757	125	(4,863)	25,019
Infrastructure bonds	69,214	(3,010)	66,204	47	(1,110)	65,141
Total	$ 676,652	$ (3,182)	$ 673,470	$ 202	$ (36,397)	$ 637,275

The following table presents the activity in our credit loss allowance for HTM debt securities (amounts in thousands):

	CMBS	Preferred Interests	Infrastructure Bonds	Total HTM Credit Loss Allowance
Credit loss allowance at December 31, 2020	$ —	$ 2,749	$ 2,926	$ 5,675
Credit loss provision (reversal), net	3,140	(187)	(18)	2,935
Credit loss allowance at December 31, 2021	3,140	2,562	2,908	8,610
Credit loss (reversal) provision, net	(2,968)	(2,562)	102	(5,428)
Credit loss allowance at December 31, 2022	172	—	3,010	3,182
Credit loss (reversal) provision, net	(8)	2,898	7,071	9,961
Credit loss allowance at December 31, 2023	$ 164	$ 2,898	$ 10,081	$ 13,143

During the year ended December 31, 2023, we provided an additional $7.2 million specific credit loss allowance, bringing the total to $10.0 million, on a $19.2 million infrastructure bond that is collateralized by a first priority lien on a coal-fired power plant in Mississippi. It was deemed credit deteriorated when we acquired the Infrastructure Lending Segment in 2018. It has been placed on nonaccrual under the cost recovery method due to a forbearance and restructuring plan agreed between the lenders and borrower that was necessitated by operating shortfalls at the plant.

The table below summarizes the maturities of our HTM debt securities by type as of December 31, 2023 (amounts in thousands):

	CMBS	Preferred Interests	Infrastructure Bonds	Total
Less than one year	$ 96,548	$ —	$ —	$ 96,548
One to three years	437,173	6,672	330	444,175
Three to five years	46,819	—	9,598	56,417
Thereafter	—	—	9,114	9,114
Total	$ 580,540	$ 6,672	$ 19,042	$ 606,254

Equity Security, Fair Value

During 2012, we acquired 9,140,000 ordinary shares from a related-party in Starwood European Real Estate Finance Limited ("SEREF"), a debt fund that is externally managed by an affiliate of our Manager and is listed on the London Stock Exchange. During the year ended December 31, 2023, 1,892,313 shares were redeemed by SEREF, for proceeds of $2.5 million, leaving 7,247,687 held as of December 31, 2023. Prior to that, there were no share redemptions by SEREF. The fair value of the investment remeasured in USD was $8.3 million and $9.8 million as of December 31, 2023 and 2022, respectively. As of December 31, 2023, our shares represent an approximate 2.3% interest in SEREF.

7. Properties

Our properties are held within the following portfolios:

Medical Office Portfolio

The Medical Office Portfolio is comprised of 34 medical office buildings acquired during the year ended December 31, 2016. These properties, which collectively comprise 1.9 million square feet, are geographically dispersed throughout the U.S. and primarily affiliated with major hospitals or located on or adjacent to major hospital campuses. The Medical Office Portfolio includes total gross properties and lease intangibles of $778.2 million and debt of $598.4 million as of December 31, 2023.

Master Lease Portfolio

The Master Lease Portfolio is comprised of 16 retail properties geographically dispersed throughout the U.S., with more than 50% of the portfolio, by carrying value, located in Florida, Texas and Minnesota. These properties, which we acquired in September 2017, collectively comprise 1.9 million square feet and were leased back to the seller under corporate guaranteed master net lease agreements with initial terms of 24.6 years and periodic rent escalations. The Master Lease Portfolio includes total gross properties of $343.8 million ($290.9 million, net of depreciation) and debt of $193.7 million as of December 31, 2023.

As of December 31, 2023, we reclassified the $290.9 million net carrying value of the Master Lease Portfolio properties previously held-for-investment to properties held-for-sale as we had entered into a purchase and sale contract with an unaffiliated third party during the fourth quarter of 2023. The contractual sale price exceeds our undepreciated cost basis and includes the purchaser's assumption of the related mortgage debt. Accordingly, we also reclassified the $193.7 million net carrying value of the Master Lease Portfolio debt to debt related to properties held-for-sale within the liabilities section of our consolidated balance sheet. Pretax income attributable to the Master Lease Portfolio was $11.7 million, $9.7 million and $9.0 million during the years ended December 31, 2023, 2022 and 2021, respectively.

Investing and Servicing Segment Property Portfolio

The REIS Equity Portfolio is comprised of 6 commercial real estate properties which were acquired from CMBS trusts over time. The REIS Equity Portfolio includes total gross properties and lease intangibles of $109.5 million and debt of $68.8 million as of December 31, 2023.

Commercial and Residential Lending Segment Property Portfolio

The Commercial and Residential Lending Segment Portfolio represents properties acquired through loan foreclosure or exercise of control over a mezzanine loan borrower's pledged equity interests. This portfolio includes total gross properties and lease intangibles of $456.5 million and debt of $234.9 million as of December 31, 2023.

Woodstar Portfolios

Refer to Note 8 for a discussion of our Woodstar I and Woodstar II Portfolios which are not included in the table below.

The table below summarizes our properties held-for-investment as of December 31, 2023 and December 31, 2022 (dollars in thousands):

	Depreciable Life	December 31, 2023	December 31, 2022
Property Segment			
Land and land improvements	0 - 15 years	$ 68,923	$ 176,029
Buildings and building improvements	0 - 45 years	629,511	856,411
Furniture & fixtures	3 - 5 years	608	446
Investing and Servicing Segment			
Land and land improvements	0 - 15 years	20,229	34,613
Buildings and building improvements	3 - 40 years	65,433	122,384
Furniture & fixtures	2 - 5 years	2,899	3,207
Commercial and Residential Lending Segment			
Land and land improvements	N/A	79,361	99,043
Buildings and building improvements	0 - 50 years	139,538	79,661
Construction in progress	N/A	218,205	287,701
Furniture & fixtures	5 years	2,003	—
Properties, cost		1,226,710	1,659,495
Less: accumulated depreciation		(180,326)	(209,509)
Properties, net		$ 1,046,384	$ 1,449,986

During the year ended December 31, 2023, we recognized $124.9 million of property impairment losses within other loss, net in our consolidated statement of operations. Of those impairment losses, $94.8 million related to a vacant building in California which had been acquired by our Commercial and Residential Lending Segment through a loan foreclosure in December 2022. Management continues to evaluate a variety of potential sale opportunities related to the property, including negotiations with several buyers throughout the year, with one as recently as the fourth quarter, which would have resulted in recovery of our then GAAP basis. Because those negotiations ultimately proved unsuccessful, we commissioned a third party appraisal. The fair value of the property was estimated based on this appraisal. The other $30.1 million impairment loss related to an office building in Texas which had been acquired by our Commercial and Residential Lending Segment through a loan foreclosure in May 2022. During the third quarter, a letter of intent which would have resulted in recovery of our then GAAP basis was terminated by the buyer. As a result, we commissioned a third party appraisal. Shortly thereafter, we entered into a letter of intent with another unrelated third party to sell the property at a price below our basis. Although a transaction failed to materialize, we utilized the value implied by the letter of intent to determine the amount of impairment, despite the appraisal indicating full recovery of our GAAP basis.

During the year ended December 31, 2023, we sold four operating properties, including a controlling financial interest in a subsidiary within the REIS Equity Portfolio, for $63.7 million. We recognized a total gain of $25.6 million within gain on sale of investments and other assets in our consolidated statement of operations, of which $10.2 million related to the deconsolidation of the subsidiary. During the year ended December 31, 2022, we sold three operating properties within the REIS Equity Portfolio for $92.1 million and recognized a total gain of $50.9 million within gain on sale of investments and other assets in our consolidated statement of operations, of which $0.6 million was attributable to non-controlling interests. During the year ended December 31, 2021, we sold two operating properties within the REIS Equity Portfolio for $68.7 million and recognized a total gain of $22.2 million within gain on sale of investments and other assets in our consolidated statement of operations.

During the year ended December 31, 2023, we sold four units in a residential conversion project in New York for $12.1 million within the Commercial and Residential Lending Segment. In connection with these sales, there was no gain or loss recognized in our consolidated statement of operations. During the year ended December 31, 2022, we sold an operating property within the Commercial and Residential Lending Segment for $114.8 million and recognized a gain of $86.6 million within gain on sale of investments and other assets in our consolidated statement of operations. During the year ended December 31, 2021, we sold an operating property within the Commercial and Residential Lending Segment for $31.2 million and recognized a gain of $17.7 million within gain on sale of investments and other assets in our consolidated statement of operations.

Future rental payments due to us from tenants under existing non-cancellable operating leases for each of the next five years and thereafter, excluding rental payments due on properties held-for-sale, are as follows (in thousands):

2024	$ 62,333
2025	56,655
2026	47,778
2027	42,123
2028	38,104
Thereafter	127,957
Total	$ 374,950

8. Investments of Consolidated Affordable Housing Fund

As discussed in Note 2, we established the Woodstar Fund effective November 5, 2021, an investment fund which holds our Woodstar multifamily affordable housing portfolios. The Woodstar Portfolios consist of the following:

Woodstar I Portfolio

The Woodstar I Portfolio is comprised of 32 affordable housing communities with 8,948 units concentrated primarily in the Tampa, Orlando and West Palm Beach metropolitan areas. During the year ended December 31, 2015, we acquired 18 of the 32 affordable housing communities of the Woodstar I Portfolio, with the final 14 communities acquired during the year ended December 31, 2016. The Woodstar I Portfolio includes properties at fair value of $1.8 billion and debt at fair value of $731.2 million as of December 31, 2023.

Woodstar II Portfolio

The Woodstar II Portfolio is comprised of 27 affordable housing communities with 6,109 units concentrated primarily in Central and South Florida. We acquired eight of the 27 affordable housing communities in December 2017, with the final 19 communities acquired during the year ended December 31, 2018. The Woodstar II Portfolio includes properties at fair value of $1.4 billion and debt at fair value of $479.9 million as of December 31, 2023.

Income from the Woodstar Fund's investments reflects the following components for the years ended December 31, 2023 and 2022, and for the period from November 5, 2021 through December 31, 2021 (in thousands):

	Year Ended December 31, 2023	Year Ended December 31, 2022	November 5, 2021 - December 31, 2021
Distributions from affordable housing fund investments	$ 39,413	$ 35,043	$ 6,023
Unrealized change in fair value of investments (1)	251,831	720,693	402
Income from affordable housing fund investments	$ 291,244	$ 755,736	$ 6,425

(1) The fair value of the Woodstar Fund's investments are dependent upon the real estate and capital markets, which are cyclical in nature. Property and investment values are affected by, among other things, capitalization rates, the availability of capital, occupancy, rental rates and interest and inflation rates.

9. Investments in Unconsolidated Entities

The table below summarizes our investments in unconsolidated entities as of December 31, 2023 and 2022 (dollars in thousands):

	Participation / Ownership % (1)	Carrying value as of December 31, 2023	Carrying value as of December 31, 2022
Equity method investments:			
Equity interests in two natural gas power plants	10% - 12%	$ 52,230	$ 46,618
Investor entity which owns equity in an online real estate company	50%	5,575	5,457
Equity interest in a residential mortgage originator (2)	N/A	—	1,449
Various	20% - 50%	16,854	15,377
		74,659	68,901
Other equity investments:			
Equity interest in a servicing and advisory business	2%	12,955	12,955
Investment funds which own equity in a loan servicer and other real estate assets	4% - 6%	842	940
Investor entities which own equity interests in two entertainment and retail centers (3)	15%	146	7,322
Various	1% - 3%	1,774	1,774
		15,717	22,991
		$ 90,376	$ 91,892

(1) None of these investments are publicly traded and therefore quoted market prices are not available.

(2) In January 2023, we sold our ownership interest to an unaffiliated third party. During the year ended December 31, 2022, we reduced the carrying value of our investment to the estimated net proceeds to be received.

(3) In March 2021, we obtained equity interests in two investor entities that own interests in two entertainment and retail centers in satisfaction of $7.3 million principal amount of a commercial loan. The interests were obtained in order to facilitate repayment of a portion of that loan for which these interests represented underlying collateral. The interests are entitled to preferred treatment in the distribution waterfall and are intended to repay us the $7.3 million principal amount of the loan plus interest. During the year ended December 31, 2023, we received distributions totaling $54.9 million, which reduced the carrying values of both the loan (including previously accrued interest) and one of the equity interests by $47.7 million and $7.2 million, respectively. This distribution reduced our basis in one of the investor entities to a balance of zero, while the second investor entity basis was unchanged. See further discussion in Note 5.

There were no differences between the carrying value of our equity method investments and the underlying equity in the net assets of the investees as of December 31, 2023.

During the year ended December 31, 2023, we did not become aware of (i) any observable price changes in our other equity investments accounted for under the fair value practicability election or (ii) any indicators of impairment.

10. Goodwill and Intangibles

Goodwill

Infrastructure Lending Segment

The Infrastructure Lending Segment's goodwill of $119.4 million at both December 31, 2023 and 2022 represents the excess of consideration transferred over the fair value of net assets acquired on September 19, 2018 and October 15, 2018. The goodwill recognized is attributable to value embedded in the acquired Infrastructure Lending Segment's lending platform and is fully tax deductible over 15 years.

As discussed in Note 2, goodwill is tested for impairment at least annually. Based on our quantitative assessment during the fourth quarter of 2023, we determined that the fair value of the Infrastructure Lending Segment reporting unit to which goodwill is attributed exceeded its carrying value including goodwill. Therefore, we concluded that the goodwill attributed to the Infrastructure Lending Segment was not impaired.

LNR Property LLC ("LNR")

The Investing and Servicing Segment's goodwill of $140.4 million at both December 31, 2023 and 2022 represents the excess of consideration transferred over the fair value of net assets of LNR acquired on April 19, 2013. The goodwill recognized is attributable to value embedded in LNR's existing platform, which includes a network of commercial real estate asset managers, work-out specialists, underwriters and administrative support professionals as well as proprietary historical performance data on commercial real estate assets. The tax deductible component of this goodwill as of April 19, 2013 was $149.9 million and is deductible over 15 years.

Based on our qualitative assessment during the fourth quarter of 2023, we determined that it is not more likely than not that the fair value of the Investing and Servicing Segment reporting unit to which goodwill is attributed is less than its carrying value including goodwill. Therefore, we concluded that the goodwill attributed to the Investing and Servicing Segment was not impaired.

Intangible Assets

Servicing Rights Intangibles

In connection with the LNR acquisition, we identified domestic servicing rights that existed at the purchase date, based upon the expected future cash flows of the associated servicing contracts. As of December 31, 2023 and 2022, the balance of the domestic servicing intangible was net of $37.9 million and $39.1 million, respectively, which was eliminated in consolidation pursuant to ASC 810 against VIE assets in connection with our consolidation of securitization VIEs. Before VIE consolidation, as of December 31, 2023 and 2022, the domestic servicing intangible had a balance of $57.2 million and $56.8 million, respectively, which represents our economic interest in this asset.

Lease Intangibles

In connection with our acquisitions of commercial real estate, we recognized in-place lease intangible assets and favorable lease intangible assets associated with certain non-cancelable operating leases of the acquired properties.

The following table summarizes our intangible assets, which are comprised of servicing rights intangibles and lease intangibles, as of December 31, 2023 and 2022 (amounts in thousands):

	As of December 31, 2023			As of December 31, 2022		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Domestic servicing rights, at fair value	$ 19,384	$ —	$ 19,384	$ 17,790	$ —	$ 17,790
In-place lease intangible assets	96,158	(67,420)	28,738	98,622	(64,246)	34,376
Favorable lease intangible assets	27,928	(11,083)	16,845	26,649	(10,042)	16,607
Total net intangible assets	$ 143,470	$ (78,503)	$ 64,967	$ 143,061	$ (74,288)	$ 68,773

The following table summarizes the activity within intangible assets for the years ended December 31, 2023 and 2022 (amounts in thousands):

	Domestic Servicing Rights	In-place Lease Intangible Assets	Favorable Lease Intangible Assets	Total
Balance as of January 1, 2022	$ 16,780	$ 31,991	$ 14,793	$ 63,564
Acquisition (1)	—	10,083	3,520	13,603
Amortization	—	(7,132)	(1,664)	(8,796)
Impairment (2)	—	(43)	(4)	(47)
Sales	—	(523)	(38)	(561)
Changes in fair value due to changes in inputs and assumptions	1,010	—	—	1,010
Balance as of December 31, 2022	$ 17,790	$ 34,376	$ 16,607	$ 68,773
Acquisition (3)	—	2,061	2,280	4,341
Amortization	—	(6,789)	(1,945)	(8,734)
Sales	—	(910)	(97)	(1,007)
Changes in fair value due to changes in inputs and assumptions	1,594	—	—	1,594
Balance as of December 31, 2023	$ 19,384	$ 28,738	$ 16,845	$ 64,967

(1) Represents lease intangibles related to an office building in Texas that were consolidated upon exercising control over a mezzanine loan borrower's pledged equity interests in May 2022.
(2) Impairment of intangible lease assets is recognized within other expense in our consolidated statement of operations.
(3) Represents lease intangibles related to a deed in lieu of foreclosure on a mortgage loan on the retail portion of a hotel located in Chicago in May 2023 (see Note 5).

The following table sets forth the estimated aggregate amortization of our in-place lease intangible assets and favorable lease intangible assets for the next five years and thereafter (amounts in thousands):

2024	$ 7,195
2025	6,099
2026	4,573
2027	4,089
2028	3,943
Thereafter	19,684
Total	$ 45,583

11. Secured Borrowings

Secured Financing Agreements

The following table is a summary of our secured financing agreements in place as of December 31, 2023 and 2022 (dollars in thousands):

						Outstanding Balance at	
	Current Maturity	Extended Maturity (a)	Weighted Average Pricing	Pledged Asset Carrying Value	Maximum Facility Size	December 31, 2023	December 31, 2022
Repurchase Agreements:							
Commercial Loans	Jun 2024 to Dec 2028 (b)	Oct 2025 to Dec 2030 (b)	Index + 2.07% (c)	$ 10,267,245	$ 12,109,808 (d)	$ 7,170,389	$ 7,746,867
Residential Loans	Aug 2024 to Oct 2025	Aug 2024 to Apr 2026	SOFR + 1.90%	2,602,728	3,450,000	2,287,655	1,912,774
Infrastructure Loans	Sep 2024	Sep 2026	SOFR + 2.07%	541,979	650,000	453,217	290,431
Conduit Loans	Dec 2024 to Jun 2026	Dec 2025 to Jun 2027	SOFR + 2.30%	31,690	375,000	26,930	8,423
CMBS/RMBS	Sep 2024 to Apr 2032 (e)	Dec 2024 to Oct 2032 (e)	(f)	1,424,610	995,907	714,168 (g)	840,625
Total Repurchase Agreements				14,868,252	17,580,715	10,652,359	10,799,120
Other Secured Financing:							
Borrowing Base Facility	Nov 2024	Oct 2026	SOFR + 2.11%	479,925	750,000 (h)	27,639	—
Commercial Financing Facilities	Jul 2024 to Aug 2028	Jul 2025 to Dec 2030	Index + 2.20%	557,888	572,552 (i)	387,822	311,825
Residential Financing Facility	N/A	N/A	N/A	—	—	—	244,418
Infrastructure Financing Facilities	Jun 2025 to Oct 2025	Jun 2027 to Jul 2032	Index + 2.14%	877,591	1,550,000	631,187	765,265
Property Mortgages - Fixed rate	Oct 2025 to Jun 2026	N/A	4.52%	32,772	29,898	29,898	261,100
Property Mortgages - Variable rate	Jun 2024 to Mar 2026	N/A	(j)	895,159	855,080	853,145	847,633
Term Loans and Revolver	(k)	N/A	(k)	N/A (k)	1,516,778	1,366,778	1,380,766
Total Other Secured Financing				2,843,335	5,274,308	3,296,469	3,811,007
				$ 17,711,587	$ 22,855,023	13,948,828	14,610,127
Unamortized net discount						(24,975)	(30,320)
Unamortized deferred financing costs						(55,857)	(78,275)
						$ 13,867,996	$ 14,501,532

(a) Subject to certain conditions as defined in the respective facility agreement.

(b) For certain facilities, borrowings collateralized by loans existing at maturity may remain outstanding until such loan collateral matures, subject to certain specified conditions.

(c) Certain facilities with an outstanding balance of $2.8 billion as of December 31, 2023 are indexed to EURIBOR, BBSY, SARON and SONIA. The remainder are indexed to SOFR.

(d) Certain facilities with an aggregate initial maximum facility size of $11.7 billion may be increased to $12.1 billion, subject to certain conditions. The $12.1 billion amount includes such upsizes.

(e) Certain facilities with an outstanding balance of $332.6 million as of December 31, 2023 carry a rolling 11-month or 12-month term which may reset monthly or quarterly with the lender's consent. These facilities carry no maximum facility size.

(f) A facility with an outstanding balance of $281.3 million as of December 31, 2023 has a weighted average fixed annual interest rate of 3.54%. All other facilities are variable rate with a weighted average rate of SOFR + 2.22%.

(g) Includes: (i) $281.3 million outstanding on a repurchase facility that is not subject to margin calls; and (ii) $33.0 million outstanding on one of our repurchase facilities that represents the 49% pro rata share owed by a non-controlling partner in a consolidated joint venture (see Note 16).

(h) The maximum facility size as of December 31, 2023 of $450.0 million may be increased to $750.0 million, subject to certain conditions.

(i) Certain facilities with an aggregate initial maximum facility size of $472.6 million may be increased to $572.6 million, subject to certain conditions. The $572.6 million amount includes such upsizes.

(j) Includes a $600.0 million first mortgage and mezzanine loan secured by our Medical Office Portfolio. This debt has a weighted average interest rate of SOFR + 2.18% that we swapped to a fixed rate of 3.46%. The remainder have a weighted average rate of SOFR + 3.38%.

(k) Consists of: (i) a $772.8 million term loan facility that matures in July 2026, of which $383.0 million has an annual interest rate of SOFR + 2.60% and $389.8 million has an annual interest rate of SOFR + 3.35%, subject to a 0.75% SOFR floor, (ii) a $150.0 million revolving credit facility that matures in April 2026 with an annual interest rate of

SOFR + 2.60% and (iii) a $594.0 million term loan facility that matures in November 2027, with an annual interest rate of SOFR + 3.25%, subject to a 0.50% SOFR floor. These facilities are secured by the equity interests in certain of our subsidiaries which totaled $5.9 billion as of December 31, 2023.

The above table no longer reflects property mortgages of the Woodstar Portfolios, which as discussed in Notes 2 and 8, are now reflected within "Investments of consolidated affordable housing fund" on our consolidated balance sheets.

In the normal course of business, the Company is in discussions with its lenders to extend, amend or replace any financing facilities which contain near term expirations.

During the year ended December 31, 2023, we entered into Residential Loans facilities of $1.8 billion and amended or terminated several Residential Loans facilities, resulting in an aggregate net downsize of $87.9 million. The weighted average spread on the new facilities was 39 bps lower than the facilities that were repaid.

During the year ended December 31, 2023, we entered into a commercial credit facility of $63.4 million. In addition, we amended several commercial credit facilities resulting in an aggregate net upsize of $206.0 million.

Our secured financing agreements contain certain financial tests and covenants. As of December 31, 2023, we were in compliance with all such covenants.

We seek to mitigate risks associated with our repurchase agreements by managing risk related to the credit quality of our assets, interest rates, liquidity, prepayment speeds and market value. The margin call provisions under the majority of our repurchase facilities, consisting of 67% of these agreements, do not permit valuation adjustments based on capital market events and are limited to collateral-specific credit marks generally determined on a commercially reasonable basis. To monitor credit risk associated with the performance and value of our loans and investments, our asset management team regularly reviews our investment portfolios and is in regular contact with our borrowers, monitoring performance of the collateral and enforcing our rights as necessary. For the 33% of repurchase agreements which do permit valuation adjustments based on capital market events, approximately 6% of these pertain to our loans held-for-sale, for which we manage credit risk through the purchase of credit index instruments. We further seek to manage risks associated with our repurchase agreements by matching the maturities and interest rate characteristics of our loans with the related repurchase agreement.

For the years ended December 31, 2023, 2022 and 2021, approximately $40.7 million, $38.2 million and $35.6 million, respectively, of amortization of deferred financing costs from secured financing agreements was included in interest expense on our consolidated statements of operations.

As of December 31, 2023, Morgan Stanley Bank, N.A. held collateral sold under certain of our repurchase agreements with carrying values that exceeded the respective repurchase obligations by $858.4 million. The weighted average extended maturity of those repurchase agreements is 3.7 years.

Collateralized Loan Obligations and Single Asset Securitization

Commercial and Residential Lending Segment

In February 2022, we refinanced a pool of our commercial loans held-for-investment through a CLO, STWD 2022-FL3. On the closing date, the CLO issued $1.0 billion of notes and preferred shares, of which $842.5 million of notes were purchased by third party investors. We retained $82.5 million of notes along with preferred shares with a liquidation preference of $75.0 million. The CLO contains a reinvestment feature that, subject to certain eligibility criteria, allows us to contribute new loans or participation interests in loans to the CLO for a period of two years. During the years ended December 31, 2023 and 2022, we utilized the reinvestment feature, contributing $52.2 million and $80.0 million, respectively, of additional interests into the CLO.

In July 2021, we contributed into a single asset securitization, STWD 2021-HTS, a previously originated $230.0 million first mortgage and mezzanine loan on a portfolio of 41 extended stay hotels with $210.1 million of third party financing.

In May 2021, we refinanced a pool of our commercial loans held-for-investment through a CLO, STWD 2021-FL2. On the closing date, the CLO issued $1.3 billion of notes and preferred shares, of which $1.1 billion of notes were purchased by third party investors. We retained $70.1 million of notes, along with preferred shares with a liquidation preference of $127.5 million. The CLO contains a reinvestment feature that, subject to certain eligibility criteria, allows us to contribute new loans or participation interests in loans to the CLO in exchange for cash. During the years ended December 31, 2023, 2022 and 2021, we utilized the reinvestment feature, contributing $99.1 million, $257.2 million and $58.6 million, respectively, of additional interests into the CLO. During the year ended December 31, 2023, the reinvestment period expired, and we repaid CLO debt in the amount of $1.2 million.

In August 2019, we refinanced a pool of our commercial loans held-for-investment through a CLO, STWD 2019-FL1. On the closing date, the CLO issued $1.1 billion of notes and preferred shares, of which $936.4 million of notes were purchased by third party investors. We retained $86.6 million of notes, along with preferred shares with a liquidation preference of $77.0 million. The CLO contains a reinvestment feature that, subject to certain eligibility criteria, allows us to contribute new loans or participation interests in loans to the CLO in exchange for cash. During the year ended December 31, 2021, we utilized the reinvestment feature, contributing $261.9 million of additional interests into the CLO. The reinvestment period expired during 2022, and we repaid CLO debt in the amount of $168.6 million and $197.2 million during the years ended December 31, 2023 and 2022, respectively.

Infrastructure Lending Segment

In January 2022, we refinanced a pool of our infrastructure loans held-for-investment through a CLO, STWD 2021-SIF2. On the closing date, the CLO issued $500.0 million of notes and preferred shares, of which $410.0 million of notes were purchased by third party investors. We retained preferred shares with a liquidation preference of $90.0 million. The CLO contains a reinvestment feature that, subject to certain eligibility criteria, allows us to contribute new loans or participation interests in loans to the CLO for a period of three years. During the years ended December 31, 2023 and 2022, we utilized the reinvestment feature, contributing $205.7 million and $112.9 million, respectively, of additional interests into the CLO.

In April 2021, we refinanced a pool of our infrastructure loans held-for-investment through a CLO, STWD 2021-SIF1. On the closing date, the CLO issued $500.0 million of notes and preferred shares, of which $410.0 million of notes were purchased by third party investors. We retained preferred shares with a liquidation preference of $90.0 million. The CLO contains a reinvestment feature that, subject to certain eligibility criteria, allows us to contribute new loans or participation interests in loans to the CLO for a period of three years. During the years ended December 31, 2023, 2022 and 2021, we utilized the reinvestment feature, contributing $213.8 million, $93.8 million and $45.9 million, respectively, of additional interests into the CLO.

The following table is a summary of our CLOs and our SASB as of December 31, 2023 and 2022 (amounts in thousands):

December 31, 2023	Count	Face Amount	Carrying Value	Weighted Average Spread		Maturity	
STWD 2022-FL3							
Collateral assets	48	$ 997,569	$ 1,007,532	SOFR + 3.53%	(a)	May 2026	(b)
Financing	1	$ 840,620	$ 837,881	SOFR + 1.89%	(c)	November 2038	(d)
STWD 2021-HTS							
Collateral assets	1	$ 223,193	$ 224,509	SOFR + 3.87%	(a)	April 2026	(b)
Financing	1	$ 203,284	$ 203,058	SOFR + 2.82%	(c)	April 2034	(d)
STWD 2021-FL2							
Collateral assets	34	$ 1,272,585	$ 1,288,165	SOFR + 3.95%	(a)	January 2026	(b)
Financing	1	$ 1,065,713	$ 1,063,454	SOFR + 1.85%	(c)	April 2038	(d)
STWD 2019-FL1							
Collateral assets	14	$ 734,099	$ 739,684	SOFR + 3.51%	(a)	May 2025	(b)
Financing	1	$ 570,546	$ 570,546	SOFR + 1.62%	(c)	July 2038	(d)
STWD 2021-SIF2							
Collateral assets	30	$ 499,401	$ 514,286	SOFR + 3.87%	(a)	December 2027	(b)
Financing	1	$ 410,000	$ 408,166	SOFR + 2.11%	(c)	January 2033	(d)
STWD 2021-SIF1							
Collateral assets	32	$ 499,767	$ 514,594	SOFR + 3.97%	(a)	August 2027	(b)
Financing	1	$ 410,000	$ 408,187	SOFR + 2.42%	(c)	April 2032	(d)
Total							
Collateral assets		$ 4,226,614	$ 4,288,770				
Financing		$ 3,500,163	$ 3,491,292				
December 31, 2022							
STWD 2022-FL3							
Collateral assets	51	$ 1,000,000	$ 1,010,051	Index + 3.52%	(a)	February 2026	(b)
Financing	1	$ 842,500	$ 842,374	SOFR + 1.93%	(c)	November 2038	(d)
STWD 2021-HTS							
Collateral assets	1	$ 230,000	$ 231,186	LIBOR + 3.85%	(a)	April 2026	(b)
Financing	1	$ 210,091	$ 208,961	LIBOR + 2.71%	(c)	April 2034	(d)
STWD 2021-FL2							
Collateral assets	36	$ 1,277,474	$ 1,284,240	Index + 4.04%	(a)	June 2025	(b)
Financing	1	$ 1,077,375	$ 1,072,403	LIBOR + 1.80%	(c)	April 2038	(d)
STWD 2019-FL1							
Collateral assets	16	$ 902,799	$ 906,409	Index + 3.67%	(a)	December 2024	(b)
Financing	1	$ 739,174	$ 738,473	SOFR + 1.64%	(c)	July 2038	(d)
STWD 2021-SIF2							
Collateral assets	31	$ 495,587	$ 510,730	Index + 3.73%	(a)	February 2027	(b)
Financing	1	$ 410,000	$ 407,260	SOFR + 2.11%	(c)	January 2033	(d)
STWD 2021-SIF1							
Collateral assets	31	$ 495,781	$ 511,471	Index + 3.76%	(a)	November 2026	(b)
Financing	1	$ 410,000	$ 406,753	LIBOR + 2.15%	(c)	April 2032	(d)
Total							
Collateral assets		$ 4,401,641	$ 4,454,087				
Financing		$ 3,689,140	$ 3,676,224				

(a) Represents the weighted-average coupon earned on variable rate loans during the respective year-to-date period and excludes loans for which interest income is not recognized. Of the loans financed by the STWD 2021-FL2 CLO as of December 31, 2023, 7% earned fixed-rate weighted average interest of 7.39%. Of the investments financed by the STWD 2021-SIF1 CLO as of December 31, 2023, 2% earned fixed-rate weighted average interest of 5.70%.

(b) Represents the weighted-average maturity, assuming the extended contractual maturity of the collateral assets.

(c) Represents the weighted-average cost of financing, inclusive of deferred issuance costs.

(d) Repayments of the CLOs and SASB are tied to timing of the related collateral asset repayments. The term of the CLOs and SASB financing obligations represents the legal final maturity date.

We incurred $37.9 million of issuance costs in connection with the CLOs and SASB, which are amortized on an effective yield basis over the estimated life of the CLOs and SASB. For the years ended December 31, 2023, 2022 and 2021, approximately $8.7 million, $10.5 million and $5.7 million, respectively, of amortization of deferred financing costs was included in interest expense on our consolidated statements of operations. As of December 31, 2023 and 2022, our unamortized issuance costs were $9.5 million and $18.2 million, respectively.

The CLOs and SASB are considered VIEs, for which we are deemed the primary beneficiary. We therefore consolidate the CLOs and SASB. Refer to Note 16 for further discussion.

Maturities

Our credit facilities generally require principal to be paid down prior to the facilities' respective maturities if and when we receive principal payments on, or sell, the investment collateral that we have pledged. The following table sets forth our principal repayments schedule for secured financings based on the earlier of (i) the extended contractual maturity of each credit facility or (ii) the extended contractual maturity of each of the investments that have been pledged as collateral under the respective credit facility (amounts in thousands):

	Repurchase Agreements	Other Secured Financing (a)	CLOs and SASB (b)	Total
2024	$ 1,326,226	$ 658,382	$ 505,165	$ 2,489,773
2025	2,186,047	279,752	831,133	3,296,932
2026	2,951,048	1,041,635	1,818,554	5,811,237
2027	3,225,566	1,119,753	129,044	4,474,363
2028	753,565	189,387	206,597	1,149,549
Thereafter	209,907	7,560	9,670	227,137
Total	$ 10,652,359	$ 3,296,469	$ 3,500,163	$ 17,448,991

(a) Excludes debt related to properties held-for-sale (see Note 7).

(b) For the CLOs, the above does not assume utilization of their reinvestment features. The SASB does not have a reinvestment feature.

12. Unsecured Senior Notes

The following table is a summary of our unsecured senior notes outstanding as of December 31, 2023 and 2022 (dollars in thousands):

	Coupon Rate		Effective Rate (1)	Maturity Date	Remaining Period of Amortization	Carrying Value at	
						December 31, 2023	December 31, 2022
2023 Convertible Notes	4.38 %		4.57 %	4/1/2023	N/A	—	250,000
2027 Convertible Notes	6.75 %		7.48 %	7/15/2027	3.5 years	380,750	—
2023 Senior Notes	5.50 %		5.71 %	11/1/2023	N/A	—	300,000
2024 Senior Notes	3.75 %		3.94 %	12/31/2024	1.0 year	400,000	400,000
2025 Senior Notes	4.75 %	(2)	5.04 %	3/15/2025	1.2 years	500,000	500,000
2026 Senior Notes	3.63 %		3.77 %	7/15/2026	2.5 years	400,000	400,000
2027 Senior Notes	4.38 %	(3)	4.49 %	1/15/2027	3.0 years	500,000	500,000
Total principal amount						2,180,750	2,350,000
Unamortized discount—Convertible Notes						(8,570)	(118)
Unamortized discount—Senior Notes						(5,445)	(9,051)
Unamortized deferred financing costs						(7,847)	(11,620)
Total carrying amount						$ 2,158,888	$ 2,329,211

(1) Effective rate includes the effects of underwriter purchase discount.

(2) The coupon on the 2025 Senior Notes is 4.75%. At closing, we swapped $470.0 million of the notes to a floating rate of LIBOR + 2.53%, which was converted to SOFR + 2.53% effective July 2023.

(3) The coupon on the 2027 Senior Notes is 4.375%. At closing, we swapped the notes to a floating rate of SOFR + 2.95%.

Senior Notes Due 2023

On November 2, 2020, we issued $300.0 million of 5.50% Senior Notes due 2023 (the "2023 Senior Notes"). The entire $300.0 million principal balance of the 2023 Senior Notes was repaid at maturity on November 1, 2023.

Senior Notes Due 2024

On December 15, 2021, we issued $400.0 million of 3.75% Senior Notes due 2024 (the "2024 Senior Notes"). The 2024 Senior Notes mature on December 31, 2024. Prior to September 30, 2024, we may redeem some or all of the 2024 Senior Notes at a price equal to 100% of the principal amount thereof, plus the applicable "make-whole" premium as of the applicable date of redemption. On and after September 30, 2024, we may redeem some or all of the 2024 Senior Notes at a price equal to 100% of the principal amount thereof. In addition, prior to September 30, 2024, we may redeem up to 40% of the 2024 Senior Notes at the applicable redemption price using the proceeds of certain equity offerings.

Senior Notes Due 2025

On December 4, 2017, we issued $500.0 million of 4.75% Senior Notes due 2025 (the "2025 Senior Notes"). The 2025 Senior Notes mature on March 15, 2025. Prior to September 15, 2024, we may redeem some or all of the 2025 Senior Notes at a price equal to 100% of the principal amount thereof, plus the applicable "make-whole" premium as of the applicable date of redemption. On and after September 15, 2024, we may redeem some or all of the 2025 Senior Notes at a price equal to 100% of the principal amount thereof.

Senior Notes Due 2026

On July 14, 2021, we issued $400.0 million of 3.625% Senior Notes due 2026 (the "2026 Senior Notes"). The 2026 Senior Notes mature on July 15, 2026. Prior to January 15, 2026, we may redeem some or all of the 2026 Senior Notes at a price equal to 100% of the principal amount thereof, plus the applicable "make-whole" premium as of the applicable date of redemption. On and after January 15, 2026, we may redeem some or all of the 2026 Senior Notes at a price equal to 100% of the principal amount thereof.

Senior Notes Due 2027

On January 25, 2022, we issued $500.0 million of 4.375% Senior Notes due 2027 (the "2027 Senior Notes"). The 2027 Senior Notes mature on January 15, 2027. Prior to July 15, 2026, we may redeem some or all of the 2027 Senior Notes at a price equal to 100% of the principal amount thereof, plus the applicable "make-whole" premium as of the applicable date of redemption. On and after July 15, 2026, we may redeem some or all of the 2027 Senior Notes at a price equal to 100% of the principal amount thereof. In addition, prior to July 15, 2025, we may redeem up to 40% of the 2027 Senior Notes at the applicable redemption price using the proceeds of certain equity offerings.

Our unsecured senior notes contain certain financial tests and covenants. As of December 31, 2023, we were in compliance with all such covenants.

Convertible Senior Notes

In July 2023, we issued $380.8 million of 6.750% Convertible Senior Notes due 2027 (the "2027 Convertible Notes") for net proceeds of $371.2 million. The notes mature on July 15, 2027.

In March 2017, we issued $250.0 million of 4.375% Convertible Senior Notes due 2023 (the "2023 Convertible Notes"). The entire $250.0 million principal balance of the 2023 Convertible Notes was repaid in cash at maturity on April 1, 2023.

We recognized interest expense from our Convertible Notes of $16.6 million during the year ended December 31, 2023, and $11.6 million during each of the years ended December 31, 2022 and 2021.

The following table details the conversion attributes of our Convertible Notes outstanding as of December 31, 2023 (amounts in thousands, except rates):

	December 31, 2023	
	Conversion Rate (1)	Conversion Price (2)
2027 Convertible Notes	48.1783	$ 20.76

(1) The conversion rate represents the number of shares of common stock issuable per $1,000 principal amount of 2027 Convertible Notes converted, as adjusted in accordance with the indenture governing the 2027 Convertible Notes (including the applicable supplemental indenture).

(2) As of December 31, 2023, the market price of the Company's common stock was $21.02.

The if-converted value of the 2027 Convertible Notes exceeded their principal amount by $4.8 million at December 31, 2023 as the closing market price of the Company's common stock of $21.02 was greater than the implicit conversion price of $20.76 per share. The if-converted value of the principal amount of the 2027 Convertible Notes was $385.6 million as of December 31, 2023. As of December 31, 2023, the net carrying amount and fair value of the 2027 Convertible Notes was $371.5 million and $390.6 million, respectively.

Upon conversion of the 2027 Convertible Notes, settlement may be made in common stock, cash or a combination of both, at the option of the Company.

Conditions for Conversion

Prior to January 15, 2027, the 2027 Convertible Notes will be convertible only upon satisfaction of one or more of the following conditions: (1) the closing market price of the Company's common stock is at least 110% of the conversion price of the 2027 Convertible Notes for at least 20 out of 30 trading days prior to the end of the preceding fiscal quarter, (2) the trading price of the 2027 Convertible Notes is less than 98% of the product of (i) the conversion rate and (ii) the closing price of the Company's common stock during any five consecutive trading day period, (3) the Company issues certain equity instruments at less than the 10-day average closing market price of its common stock or the per-share value of certain distributions exceeds the market price of the Company's common stock by more than 10% or (4) certain other specified corporate events (significant consolidation, sale, merger, share exchange, fundamental change, etc.) occur.

On or after January 15, 2027, holders of the 2027 Convertible Notes may convert each of their notes at the applicable conversion rate at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date.

13. Loan Securitization/Sale Activities

As described below, we regularly sell loans and notes under various strategies. We evaluate such sales as to whether they meet the criteria for treatment as a sale—legal isolation, ability of transferee to pledge or exchange the transferred assets without constraint and transfer of control.

Loan Securitizations

Within the Investing and Servicing Segment, we originate commercial mortgage loans with the intent to sell these mortgage loans to VIEs for the purposes of securitization. These VIEs then issue CMBS that are collateralized in part by these assets, as well as other assets transferred to the VIE by third parties. Within the Commercial and Residential Lending Segment, we acquire residential loans with the intent to sell these mortgage loans to VIEs for the purpose of securitization. These VIEs then issue RMBS that are collateralized by these assets.

In certain instances, we retain an interest in the CMBS or RMBS VIE and serve as special servicer or servicing administrator for the VIE. In these circumstances, we generally consolidate the VIE into which the loans were sold. The securitizations are subject to optional redemption after a certain period of time or when the pool balance falls below a specified threshold. During the year ended December 31, 2021, we exercised the optional redemption on certain of our residential securitizations and acquired $524.5 million of loans and redeemed $51.2 million of our existing RMBS holdings. The net amount paid to a consolidated VIE to redeem the outstanding principal amount of its RMBS certificates and acquire the underlying loans pursuant to this provision are reflected as repayment of debt of consolidated VIEs in our consolidated statements of cash flows. There were no such redemptions during the years ended December 31, 2023 and 2022.

The following summarizes the face amount and proceeds of commercial and residential loans securitized for the years ended December 31, 2023, 2022 and 2021 (amounts in thousands):

	Commercial Loans		Residential Loans	
	Face Amount	Proceeds	Face Amount	Proceeds
For the Year Ended December 31,				
2023	$ 759,740	$ 770,733	$ —	$ —
2022	1,202,274	1,182,861	1,905,829	1,913,459
2021	1,185,251	1,242,974	2,287,733	2,362,798

The securitization of these commercial and residential loans does not result in a discrete gain or loss since they are carried under the fair value option.

Our securitizations have each been structured as bankruptcy-remote entities whose assets are not intended to be available to the creditors of any other party.

Commercial and Residential Loan Sales

Within the Commercial and Residential Lending Segment, we originate or acquire commercial mortgage loans, subsequently selling all or a portion thereof. Typically, our motivation for entering into these transactions is to effectively create leverage on the subordinated position that we will retain and hold for investment. We also may sell certain of our previously-acquired residential loans to third parties outside a securitization. The following table summarizes our loans sold by the Commercial and Residential Lending Segment, net of expenses (amounts in thousands):

	Loan Transfers Accounted for as Sales			
	Commercial Loans		Residential Loans	
	Face amount (1)	Proceeds (1)	Face Amount (2)	Proceeds (2)
For the Year Ended December 31,				
2023	$ 95,496	$ 95,271	$ —	$ —
2022	75,235	74,859	1,057,013	1,056,683
2021	335,552	328,878	216,827	225,940

(1) During the year ended December 31, 2023, we sold $95.5 million of mezzanine loans at par less costs to sell. During the year ended December 31, 2022, we sold $11.5 million of senior interests in first mortgage loans and $63.7 million of whole loan interests for proceeds of $10.2 million and $64.6 million, respectively. During the year ended December 31, 2021, we sold $313.0 million of senior interests in first mortgage loans and $22.6 million of whole loan interests for proceeds of $307.3 million and $21.5 million, respectively.

(2) Amounts in 2022 include the sale of $745.0 million of agency-eligible residential loans in February 2022, which were later repurchased in October 2022. See related discussion in Note 5.

During the years ended December 31, 2023 and 2022, losses recognized by the Commercial and Residential Lending Segment on sales of commercial loans were immaterial. During the year ended December 31, 2021 losses recognized by the Commercial and Residential Lending Segment on sales of commercial loans were $1.1 million.

Infrastructure Loan Sales

During the year ended December 31, 2023, there were no sales of loans by the Infrastructure Lending Segment. During the year ended December 31, 2022, the Infrastructure Lending Segment sold a loan with a face amount of $26.8 million for par. During the year ended December 31, 2021, the Infrastructure Lending Segment sold loans with an aggregate face amount of $16.3 million for proceeds of $15.3 million, recognizing gains of $0.2 million.

14. Derivatives and Hedging Activity

Risk Management Objective of Using Derivatives

We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, foreign exchange, liquidity and credit risk primarily by managing the amount, sources and duration of our debt funding and the use of derivative financial instruments. Specifically, we enter into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates, credit spreads, and foreign exchange rates. Our derivative financial instruments are used to manage differences in the amount, timing and duration of the known or expected cash receipts and known or expected cash payments principally related to our investments, anticipated level of loan sales, and borrowings.

Designated Hedges

The Company does not generally elect to apply the hedge accounting designation to its hedging instruments. As of December 31, 2023 and 2022, the Company did not have any designated hedges.

Non-designated Hedges and Derivatives

Derivatives not designated as hedges are derivatives that do not meet the criteria for hedge accounting under GAAP or which we have not elected to designate as hedges. We do not use these derivatives for speculative purposes but instead they are used to manage our exposure to various risks such as foreign exchange rates, interest rate changes and certain credit spreads. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in gain (loss) on derivative financial instruments in our consolidated statements of operations.

We have entered into the following types of non-designated hedges and derivatives:

- Foreign exchange ("Fx") forwards whereby we agree to buy or sell a specified amount of foreign currency for a specified amount of USD at a future date, economically fixing the USD amounts of foreign denominated cash flows we expect to receive or pay related to certain foreign denominated loan investments;
- Interest rate contracts which hedge a portion of our exposure to changes in interest rates;
- Credit instruments which hedge a portion of our exposure to the credit risk of our commercial loans held-for-sale; and
- Interest rate swap guarantees whereby we guarantee the interest rate swap obligations of certain Infrastructure Lending borrowers. Our interest rate swap guarantees were assumed in connection with the acquisition of the Infrastructure Lending Segment.

The following table summarizes our non-designated derivatives as of December 31, 2023 (notional amounts in thousands):

Type of Derivative	Number of Contracts	Aggregate Notional Amount	Notional Currency	Maturity
Fx contracts – Buy Euros (“EUR”)	14	28,805	EUR	January 2024 - April 2026
Fx contracts – Buy Pounds Sterling (“GBP”)	17	129,948	GBP	January 2024 - January 2027
Fx contracts – Buy Australian dollar (“AUD”)	12	822,069	AUD	January 2024 - October 2026
Fx contracts – Sell EUR	186	843,888	EUR	January 2024 - February 2027
Fx contracts – Sell GBP	221	668,887	GBP	January 2024 - April 2027
Fx contracts – Sell AUD	133	1,704,744	AUD	January 2024 - July 2027
Fx contracts – Sell Swiss Franc (“CHF”)	65	20,423	CHF	February 2024 - November 2025
Interest rate swaps – Paying fixed rates	51	4,456,559	USD	April 2024 - October 2033
Interest rate swaps – Receiving fixed rates	2	970,000	USD	March 2025 - January 2027
Interest rate caps	4	624,499	USD	November 2024 - April 2025
Interest rate caps	1	61,000	GBP	April 2024
Credit instruments	3	49,000	USD	September 2058 - August 2061
Interest rate swap guarantees	1	100,456	USD	June 2025
Total	710			

The table below presents the fair value of our derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2023 and 2022 (amounts in thousands):

	Fair Value of Derivatives in an Asset Position (1) as of December 31,		Fair Value of Derivatives in a Liability Position (2) as of December 31,	
	2023	2022	2023	2022
Interest rate contracts	$ 8,899	$ 10,756	$ 48,401	$ 69,776
Interest rate swap guarantees	—	—	—	—
Foreign exchange contracts	53,979	97,289	54,066	21,628
Credit instruments	559	576	—	—
Total derivatives	$ 63,437	$ 108,621	$ 102,467	$ 91,404

(1) Classified as derivative assets in our consolidated balance sheets.

(2) Classified as derivative liabilities in our consolidated balance sheets.

The table below presents the effect of our derivative financial instruments on the consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021 (amounts in thousands):

Derivatives Not Designated as Hedging Instruments	Location of (Loss) Gain Recognized in Income	Amount of (Loss) Gain Recognized in Income for the Year Ended December 31,		
		2023	2022	2021
Interest rate contracts	(Loss) gain on derivative financial instruments, net	$ 27,293	$ 216,778	$ 41,033
Interest rate swap guarantees	(Loss) gain on derivative financial instruments, net	—	260	589
Foreign exchange contracts	(Loss) gain on derivative financial instruments, net	(65,085)	116,443	41,228
Credit instruments	(Loss) gain on derivative financial instruments, net	(813)	534	(487)
		$ (38,605)	$ 334,015	$ 82,363

15. Offsetting Assets and Liabilities

The following tables present the potential effects of netting arrangements on our financial position for financial assets and liabilities within the scope of ASC 210-20, *Balance Sheet—Offsetting*, which for us are derivative assets and liabilities as well as repurchase agreement liabilities (amounts in thousands):

				(iv) Gross Amounts Not Offset in the Statement of Financial Position		
	(i) Gross Amounts Recognized	(ii) Gross Amounts Offset in the Statement of Financial Position	(iii) = (i) - (ii) Net Amounts Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Received / Pledged	(v) = (iii) - (iv) Net Amount
As of December 31, 2023						
Derivative assets	$ 63,437	$ —	$ 63,437	$ 41,341	$ —	$ 22,096
Derivative liabilities	$ 102,467	$ —	$ 102,467	$ 41,340	$ 61,127	$ —
Repurchase agreements	10,652,359	—	10,652,359	10,652,359	—	—
	$ 10,754,826	$ —	$ 10,754,826	$ 10,693,699	$ 61,127	$ —
As of December 31, 2022						
Derivative assets	$ 108,621	$ —	$ 108,621	$ 69,221	$ —	$ 39,400
Derivative liabilities	$ 91,404	$ —	$ 91,404	$ 69,221	$ 22,183	$ —
Repurchase agreements	10,799,120	—	10,799,120	10,799,120	—	—
	$ 10,890,524	$ —	$ 10,890,524	$ 10,868,341	$ 22,183	$ —

16. Variable Interest Entities

Investment Securities

As discussed in Note 2, we evaluate all of our investments and other interests in entities for consolidation, including our investments in CMBS, RMBS and our retained interests in securitization transactions we initiated, all of which are generally considered to be variable interests in VIEs.

Securitization VIEs consolidated in accordance with ASC 810 are structured as pass through entities that receive principal and interest on the underlying collateral and distribute those payments to the certificate holders. The assets and other instruments held by these securitization entities are restricted and can only be used to fulfill the obligations of the entity. Additionally, the obligations of the securitization entities do not have any recourse to the general credit of any other consolidated entities, nor to us as the primary beneficiary. The VIE liabilities initially represent investment securities on our balance sheet (pre-consolidation). Upon consolidation of these VIEs, our associated investment securities are eliminated, as is the interest income related to those securities. Similarly, the fees we earn in our roles as special servicer of the bonds issued by the consolidated VIEs or as collateral administrator of the consolidated VIEs are also eliminated. Finally, a portion of the identified servicing intangible associated with the eliminated fee streams is eliminated in consolidation.

VIEs in which we are the Primary Beneficiary

The inclusion of the assets and liabilities of securitization VIEs in which we are deemed the primary beneficiary has no economic effect on us. Our exposure to the obligations of securitization VIEs is generally limited to our investment in these entities. We are not obligated to provide, nor have we provided, any financial support for any of these consolidated structures.

As discussed in Note 11, we have refinanced various pools of our commercial and infrastructure loans held-for-investment through five CLOs and one SASB, which are considered to be VIEs. We are the primary beneficiary of, and therefore consolidate, the CLOs and SASB in our financial statements as we have both (i) the power to direct the activities in our role as collateral manager, collateral advisor, or controlling class representative that most significantly impact the CLOs' and SASB's economic performance, and (ii) the obligation to absorb losses and the right to receive benefits from the CLOs and SASB that could be potentially significant through the subordinate interests we own.

The following table details the assets and liabilities of our consolidated CLOs and SASB as of December 31, 2023 and 2022 (amounts in thousands):

	December 31, 2023	December 31, 2022
Assets:		
Cash and cash equivalents	$ 33,175	$ 31,611
Loans held-for-investment	4,210,097	4,365,791
Investment securities	9,946	36,466
Accrued interest receivable	26,355	20,088
Other assets	9,197	131
Total Assets	**$ 4,288,770**	**$ 4,454,087**
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$ 21,174	$ 17,737
Collateralized loan obligations and single asset securitization, net	3,491,292	3,676,224
Total Liabilities	**$ 3,512,466**	**$ 3,693,961**

Assets held by the CLOs and SASB are restricted and can be used only to settle obligations of the CLOs and SASB, including the subordinate interests owned by us. The liabilities of the CLOs and SASB are non-recourse to us and can only be satisfied from the assets of the CLOs and SASB.

We also hold controlling interests in other non-securitization entities that are considered VIEs. The Woodstar Fund, Woodstar Feeder Fund, L.P. and one of the Woodstar Fund's indirect investees, SPT Dolphin Intermediate LLC ("SPT Dolphin"), the entity which holds the Woodstar II Portfolio, are each VIEs because the third party interest holders do not carry kick-out rights or substantive participating rights. We were deemed to be the primary beneficiary of those VIEs because we possess both the power to direct the activities of the VIEs that most significantly impact their economic performance and a significant economic interest in each entity. The Woodstar Fund had total assets of $2.0 billion, including its indirect investment in SPT Dolphin, and no significant liabilities as of December 31, 2023. As of December 31, 2023, Woodstar Feeder Fund, L.P. and its consolidated subsidiary which is also considered a VIE, Woodstar Feeder REIT, LLC, had a $0.6 billion investment in the Woodstar Fund, had no significant liabilities and had temporary equity of $0.4 billion consisting of the contingently redeemable non-controlling interests of the third party investors (see Note 18).

We also hold a 51% controlling interest in a joint venture (the "CMBS JV") within our Investing and Servicing Segment, which is considered a VIE because the third party interest holder does not carry kick-out rights or substantive participating rights. We are deemed the primary beneficiary of the CMBS JV. This VIE had total assets of $313.3 million and liabilities of $68.6 million as of December 31, 2023. Refer to Note 18 for further discussion.

In addition to the above non-securitization entities, we have smaller VIEs with total assets of $47.8 million and liabilities of $10.3 million as of December 31, 2023.

VIEs in which we are not the Primary Beneficiary

In certain instances, we hold a variable interest in a VIE in the form of CMBS, but either (i) we are not appointed, or do not serve as, special servicer or servicing administrator or (ii) an unrelated third party has the rights to unilaterally remove us as special servicer without cause. In these instances, we do not have the power to direct activities that most significantly impact the VIE's economic performance. In other cases, the variable interest we hold does not obligate us to absorb losses or provide us with the right to receive benefits from the VIE which could potentially be significant. For these structures, we are not deemed to be the primary beneficiary of the VIE, and we do not consolidate these VIEs.

As noted above, we are not obligated to provide, nor have we provided, any financial support for any of our securitization VIEs, whether or not we are deemed to be the primary beneficiary. As such, the risk associated with our involvement in these VIEs is limited to the carrying value of our investment in the entity. As of December 31, 2023, our maximum risk of loss related to securitization VIEs in which we were not the primary beneficiary was $18.6 million on a fair value basis.

As of December 31, 2023, the securitization VIEs which we do not consolidate had debt obligations to beneficial interest holders with unpaid principal balances, excluding the notional value of interest-only securities, of $4.3 billion. The corresponding assets are comprised primarily of commercial mortgage loans with unpaid principal balances corresponding to the amounts of the outstanding debt obligations.

We also hold passive non-controlling interests in certain unconsolidated entities that are considered VIEs. We are not the primary beneficiaries of these VIEs as we do not possess the power to direct the activities of the VIEs that most significantly impact their economic performance and therefore report our interests, which totaled $0.8 million as of December 31, 2023, within investments in unconsolidated entities on our consolidated balance sheet. Our maximum risk of loss is limited to our carrying value of the investments.

17. Related-Party Transactions

Management Agreement

We are party to a management agreement (the "Management Agreement") with our Manager. Under the Management Agreement, our Manager, subject to the oversight of our board of directors, is required to manage our day to day activities, for which our Manager receives a base management fee and is eligible for an incentive fee and stock awards. Our Manager's personnel perform certain due diligence, legal, management and other services that outside professionals or consultants would otherwise perform. As such, in accordance with the terms of our Management Agreement, our Manager is paid or reimbursed for the documented costs of performing such tasks, provided that such costs and reimbursements are in amounts no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm's-length basis.

Base Management Fee. The base management fee is 1.5% of our stockholders' equity per annum and calculated and payable quarterly in arrears in cash. For purposes of calculating the management fee, our stockholders' equity means: (a) the sum of (1) the net proceeds from all issuances of our equity securities since inception and equity securities of subsidiaries issued in exchange for properties (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus (2) our retained earnings and income to non-controlling interests with respect to equity securities of subsidiaries issued in exchange for properties at the end of the most recently completed calendar quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less (b) any amount that we pay to repurchase our common stock since inception. It also excludes (1) any unrealized gains and losses and other non-cash items that have impacted stockholders' equity as reported in our financial statements prepared in accordance with GAAP, and (2) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, in each case after discussions between our Manager and our independent directors and approval by a majority of our independent directors. As a result, our stockholders' equity, for purposes of calculating the management fee, could be greater or less than the amount of stockholders' equity shown in our consolidated financial statements.

For the years ended December 31, 2023, 2022 and 2021, approximately $87.3 million, $86.7 million and $77.9 million, respectively, was incurred for base management fees. As of December 31, 2023 and 2022, there were $21.9 million and $21.8 million, respectively, of unpaid base management fees included in related-party payable in our consolidated balance sheets.

Incentive Fee. Our Manager is entitled to be paid the incentive fee described below with respect to each calendar quarter if (1) our Core Earnings (as defined below) for the previous 12-month period exceeds an 8% threshold, and (2) our Core Earnings for the 12 most recently completed calendar quarters is greater than zero.

The incentive fee is an amount, not less than zero, equal to the difference between (1) the product of (x) 20% and (y) the difference between (i) our Core Earnings for the previous 12-month period, and (ii) the product of (A) the weighted average of the issue price per share of our common stock of all of our public offerings and including issue price per equity security of subsidiaries issued in exchange for properties multiplied by the weighted average number of all shares of common stock outstanding (including any RSUs, any RSAs and other shares of common stock underlying awards granted under our equity incentive plans) and equity securities of subsidiaries issued in exchange for properties in such previous 12-month period, and (B) 8%, and (2) the sum of any incentive fee paid to our Manager with respect to the first three calendar quarters of such previous 12-month period. One half of each quarterly installment of the incentive fee is payable in shares of our common stock so long as the ownership of such additional number of shares by our Manager would not violate the 9.8% stock ownership limit set forth in our charter, after giving effect to any waiver from such limit that our board of directors may grant in the future. The remainder of the incentive fee is payable in cash. The number of shares to be issued to our Manager is equal to the dollar amount of the portion of the quarterly installment of the incentive fee payable in shares divided by the average of the closing prices of our common stock on the New York Stock Exchange ("NYSE") for the five trading days prior to the date on which such quarterly installment is paid.

Core Earnings is defined as GAAP net income (loss) excluding non-cash equity compensation expense, the incentive fee, depreciation and amortization of real estate and associated intangibles, acquisition costs associated with successful acquisitions, any unrealized gains, losses or other non-cash items recorded in net income (loss) for the period and, to the extent deducted from net income (loss), distributions payable with respect to equity securities of subsidiaries issued in exchange for properties or interests therein. The amount is adjusted to exclude one-time events pursuant to changes in GAAP and certain other non-cash adjustments as determined by our Manager and approved by a majority of our independent directors.

For the years ended December 31, 2023, 2022 and 2021, approximately $35.7 million, $49.6 million and $70.3 million, respectively, was incurred for incentive fees. As of December 31, 2023 and 2022, there were $19.5 million and $14.5 million of unpaid incentive fees included in related-party payable in our consolidated balance sheets.

Expense Reimbursement. We are required to reimburse our Manager for operating expenses incurred by our Manager on our behalf. In addition, pursuant to the terms of the Management Agreement, we are required to reimburse our Manager for the cost of legal, tax, consulting, accounting and other similar services rendered for us by our Manager's personnel provided that such costs are no greater than those that would be payable if the services were provided by an independent third party. The expense reimbursement is not subject to any dollar limitations but is subject to review by our independent directors. For the years ended December 31, 2023, 2022 and 2021, approximately $8.0 million, $8.6 million and $7.1 million, respectively, was incurred for executive compensation and other reimbursable expenses and recognized within general and administrative expenses in our consolidated statements of operations. As of December 31, 2023 and 2022, there was $3.4 million and $4.9 million, respectively, of unpaid reimbursable executive compensation and other expenses included in related-party payable in our consolidated balance sheets.

Equity Awards. In certain instances, we issue RSAs to certain employees of affiliates of our Manager who perform services for us. During the years ended December 31, 2023, 2022 and 2021, we granted 226,955, 200,972 and 1,013,232 RSAs, respectively, at grant date fair values of $4.3 million, $4.8 million and $20.3 million, respectively. Expenses related to the vesting of awards to employees of affiliates of our Manager were $8.7 million, $8.9 million and $9.7 million during the years ended December 31, 2023, 2022 and 2021, respectively, and are reflected in general and administrative expenses in our consolidated statements of operations. These shares generally vest over a three-year period. Compensation expense related to the ESPP (refer to Note 18) for employees of affiliates of our Manager was not material during the year ended December 31, 2023, and is reflected in general and administrative expenses in our consolidated statement of operations.

Termination Fee. We can terminate the Management Agreement without cause, as defined in the Management Agreement, with an affirmative two-thirds vote by our independent directors and 180 days written notice to our Manager. Upon termination without cause, our Manager is due a termination fee equal to three times the sum of the average annual base management fee and incentive fee earned by our Manager over the preceding eight calendar quarters. No termination fee is payable if our Manager is terminated for cause, as defined in the Management Agreement, which can be done at any time with 30 days written notice from our board of directors.

Manager Equity Plan

In April 2022, the Company's shareholders approved the Starwood Property Trust, Inc. 2022 Manager Equity Plan (the "2022 Manager Equity Plan") which replaces the Starwood Property Trust, Inc. 2017 Manager Equity Plan (the "2017 Manager Equity Plan"). In November 2022, we granted 1,500,000 RSUs to our Manager under the 2022 Manager Equity Plan. In November 2020, we granted 1,800,000 RSUs to our Manager under the 2017 Manager Equity Plan. In September 2019, we granted 1,200,000 RSUs to our Manager under the 2017 Manager Equity Plan. In April 2018, we granted 775,000 RSUs to our Manager under the 2017 Manager Equity Plan. In connection with these grants and prior similar grants, we recognized share-based compensation expense of $18.0 million, $18.7 million and $19.4 million within management fees in our consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021, respectively. Refer to Note 18 for further discussion.

Investments in Loans and Securities

During the years ended December 31, 2022 and 2021, we acquired $1.1 billion and $1.2 billion, respectively, of loans from a residential mortgage originator in which we held an equity interest. During the year ended December 31, 2023, we entered into a stock transfer, termination and release agreement in which we sold the entirety of our equity interest to a third party. No loans were acquired from this entity during the year ended December 31, 2023. Refer to Note 9 for further discussion. During the years ended December 31, 2022 and 2021 the Company received proceeds of $4.4 million and $3.5 million, respectively, from the sale of loans to the residential mortgage originator. There were no sales of loans to this entity during the year ended December 31, 2023.

In August 2023, we received a $29.4 million final repayment on a $339.2 million first mortgage and mezzanine loan that was originated in August 2017 related to an office campus located in Irvine, California. An affiliate of our Manager has a non-controlling equity interest in the borrower.

In March 2022, we originated a new loan on the development and recapitalization of luxury rental cabins with a total commitment of $200.0 million, of which $148.5 million was outstanding as of December 31, 2023. The loan bears interest at SOFR + 6.50% plus fees and has a term of 24 months with three one-year extension options. Certain members of our executive team and board of directors own equity interests in the borrower. In July 2023, we agreed to a 10-month 300 bps interest payment deferral, which during the year ended December 31, 2023 amounted to $2.3 million.

In July 2021, a €55.0 million loan participation acquired in March 2018 from SEREF, which was secured by a luxury resort in Estepona, Spain, was paid in full.

In February 2019, we acquired a $60.0 million participation in a $925.0 million first priority infrastructure term loan. In April 2019 and July 2019, we acquired participations of $5.0 million and $16.0 million, respectively, in a $350.0 million upsize to the term loan. The loan is secured by four domestic natural gas power plants. An affiliate of our Manager, Starwood Energy Group (which became Lotus Infrastructure Partners effective January 1, 2023), is the borrower under the term loan. As of December 31, 2023, the outstanding participation balance in this term loan was $60.7 million.

In January 2018, we acquired a $130.0 million first mortgage participation from an unaffiliated third party. The loan is secured by three U.S. power plants that each have long-term power purchase agreements with investment grade counterparties. The borrower is an affiliate of our Manager. In March 2022, the loan was paid off in full.

In December 2012, we acquired 9,140,000 ordinary shares in SEREF, a debt fund that is externally managed by an affiliate of our Manager and is listed on the London Stock Exchange, for approximately $14.7 million, which equated to approximately 4% ownership of SEREF. During the year ended December 31, 2023, 1,892,313 shares were redeemed by SEREF, for proceeds of $2.5 million, leaving 7,247,687 held as of December 31, 2023. Prior to that, there were no share redemptions by SEREF. As of December 31, 2023, our shares represent an approximate 2% interest in SEREF. Refer to Note 6 for additional details.

We co-originate, along with certain investment funds affiliated with our Manager, various foreign currency denominated loans to third party borrowers in which each lender holds a separate portion of the loan. The loans are independently underwritten and legally separate, and the transaction is directly between us and the third party borrower. As a result, we do not consider these to be related party transactions.

Investments in Unconsolidated Entities

In April 2013, in connection with our acquisition of LNR, we acquired 50% of a joint venture which owns equity in an online real estate company. An affiliate of our Manager, Starwood Distressed Opportunity Fund IX owns the remaining 50% of the venture.

Lease Arrangements

In March 2020, we entered into an office lease agreement with an entity which is controlled by our Chairman and CEO through majority equity ownership of the entity. The leased premises serve as our new Miami Beach office following the expiration of our former lease in Miami Beach. The lease, as amended in September 2022, is for 64,424 square feet of office space, commenced July 1, 2022 and has an initial term of 15 years from the monthly lease payment commencement date of November 1, 2022. The lease payments are based on an annual base rate of $52.00 per square foot that increases by 3% each November, plus our pro rata share of building operating expenses. Prior to the execution of this lease, we engaged an independent third party leasing firm and external counsel to advise the independent directors of our board of directors on market terms for the lease. The terms of the lease and subsequent amendment were approved by our independent directors. In April 2020 we provided a $1.9 million cash security deposit to the landlord. During the years ended December 31, 2023 and 2022, we made payments to the landlord under the terms of the lease of $1.3 million and $4.4 million, respectively, for reimbursements relating to tenant improvements and $6.6 million and $1.1 million, respectively, for rent, parking and our pro rata share of building operating expenses. During the years ended December 31, 2023 and 2022, we recognized $7.2 million and $2.7 million, respectively, of expenses with respect to this lease within general and administrative expenses in our consolidated statement of operations. Upon the July 1, 2022 commencement of the lease, we recorded a $29.8 million right-of-use asset and corresponding lease liability within “Other assets” and “Accounts payable, accrued expenses and other liabilities,” respectively, on our consolidated balance sheet representing the present value of the minimum required lease payments over the term of the lease.

In December 2021, we entered into a sublease with SH Group Hotels & Residences U.S., L.L.C. (“SH Group”), an affiliate of our Manager, for office space in Los Angeles, California. The sublease commenced December 20, 2021. The sublease was for approximately 5,500 square feet of office space, had an initial term of 4.5 years, and required monthly lease payments based on an annual base rate of $59.16 per square foot that increased by 3% annually in April, which is equal to that specified in the original lease between the affiliate and the third party landlord. In November 2022, the sublease was terminated and the original lease was assigned to us by SH Group with the landlord's consent.

Acquisitions from Consolidated CMBS Trusts

Our Investing and Servicing Segment acquires interests in properties for its REIS Equity Portfolio and also loans from CMBS trusts, some of which are consolidated as VIEs on our balance sheet. Acquisitions from consolidated VIEs are reflected as repayment of debt of consolidated VIEs in our consolidated statements of cash flows. During the year ended December 31, 2021, we acquired a $9.2 million nonperforming loan on a hospitality asset in New York from a consolidated CMBS trust for a total gross purchase price of $10.1 million, including accrued interest. There were no assets acquired from consolidated CMBS trusts during the years ended December 31, 2023 and 2022.

Acquisitions from Consolidated RMBS Trusts

When our Commercial and Residential Lending Segment exercises an optional redemption right in a securitization VIE, it unwinds the securitization structure and acquires the underlying loans from the VIE. Acquisitions of loans from consolidated VIEs are reflected as repayment of debt of consolidated VIEs in our consolidated statements of cash flows. During the year ended December 31, 2021, we acquired $524.5 million of residential loans from consolidated RMBS trusts at their par amounts. No loans were acquired from consolidated RMBS trusts during the years ended December 31, 2023 and 2022. Refer to Note 13 for further discussion of these acquisitions.

Other Related-Party Arrangements

During the year ended December 31, 2016, we established a co-investment fund which provides key personnel with the opportunity to invest in certain properties included in our REIS Equity Portfolio. These personnel include certain of our employees as well as employees of affiliates of our Manager (collectively, “Fund Participants”). The fund carries an aggregate commitment of $15.0 million and owns a 10% equity interest in certain REIS Equity Portfolio properties acquired subsequent to January 1, 2015. As of December 31, 2023, Fund Participants have funded $4.9 million of the capital commitment, and it is our current expectation that there will be no additional funding of the commitment. The capital contributed by Fund Participants is reflected on our consolidated balance sheets as non-controlling interests in consolidated subsidiaries. In an effort to retain key personnel, the fund provides for disproportionate distributions which allows Fund Participants to earn an incremental 60% on all operating cash flows attributable to their capital account, net of a 5% preferred return to us as general partner of the fund. Amounts earned by Fund Participants pursuant to this waterfall are reflected within net income attributable to non-controlling interests in our consolidated statements of operations. During both the years ended December 31, 2023 and 2022, the non-controlling interests related to this fund received cash distributions of $1.9 million. During the year ended December 31, 2021, the non-controlling interests related to this fund received cash distributions of $0.2 million.

Highmark Residential (“Highmark”), an affiliate of our Manager, provides property management services for properties within our Woodstar I and Woodstar II Portfolios. Fees paid to Highmark are calculated as a percentage of gross receipts and are at market terms. During the years ended December 31, 2023, 2022 and 2021, property management fees to Highmark of $6.0 million, $5.6 million and $4.2 million, respectively, were recognized within our Woodstar Portfolios.

18. Stockholders' Equity and Non-Controlling Interests

The Company's authorized capital stock consists of 100,000,000 shares of preferred stock, $0.01 par value per share, and 500,000,000 shares of common stock, $0.01 par value per share.

ATM Agreement

In May 2022, we entered into a Starwood Property Trust, Inc. Common Stock Sales Agreement (the "ATM Agreement") with a syndicate of financial institutions to sell shares of the Company's common stock of up to $500.0 million from time to time, through an "at the market" equity offering program. Sales of shares under the ATM Agreement are made by means of ordinary brokers' transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale or at negotiated prices. The ATM Agreement replaces a similar agreement previously entered into in May 2014 with a financial institution. There were no shares issued under the ATM Agreement during the year ended December 31, 2023. During the year ended December 31, 2022, we issued 2,168,710 shares of common stock under our ATM Agreement for gross proceeds of $49.3 million at an average share price of $22.72 and paid related commission costs of $1.0 million. During the year ended December 31, 2021, there were no shares issued under our previous ATM agreement.

Dividend Reinvestment and Direct Stock Purchase Plan

In May 2014, we established the Starwood Property Trust, Inc. Dividend Reinvestment and Direct Stock Purchase Plan (the "DRIP Plan"), which provides stockholders with a means of purchasing additional shares of our common stock by reinvesting the cash dividends paid on our common stock and by making additional optional cash purchases. Shares of our common stock purchased under the DRIP Plan will either be issued directly by the Company or purchased in the open market by the plan administrator. The Company may issue up to 11.0 million shares of common stock under the DRIP Plan. During the years ended December 31, 2023, 2022 and 2021, shares issued under the DRIP Plan were not material.

Employee Stock Purchase Plan

In April 2022, the Company's shareholders approved the ESPP which allows eligible employees to purchase common stock of the Company at a discounted purchase price. The discounted purchase price of a share of the Company's common stock is 85% of the fair market value (closing market price) at the lower of the beginning or the end of the quarterly offering period. Participants may purchase shares not exceeding an aggregate fair market value of $25,000 in any calendar year. The maximum aggregate number of shares subject to issuance in accordance with the ESPP is 2,000,000 shares.

During the years ended December 31, 2023 and 2022, 123,327 and 67,965 shares, respectively, of common stock were purchased by participants at a weighted average discounted purchase price of $15.46 and $17.36 per share, respectively. As of December 31, 2023, there were 1.8 million shares of common stock available for future issuance through the ESPP.

Other Share Issuances

In December 2021, we issued 16.0 million shares of common stock in a public offering at a price of $24.57 per share, receiving proceeds of $393.1 million.

Dividends

Our board of directors declared the following dividends during the years ended December 31, 2023, 2022 and 2021:

Declaration Date	Record Date	Ex-Dividend Date	Payment Date	Amount	Frequency
12/15/23	12/29/23	12/28/23	1/15/24	$ 0.48	Quarterly
9/15/23	9/30/23	9/29/23	10/16/23	0.48	Quarterly
6/15/23	6/30/23	6/29/23	7/17/23	0.48	Quarterly
3/16/23	3/31/23	3/30/23	4/14/23	0.48	Quarterly
12/9/22	12/30/22	12/29/22	1/13/23	0.48	Quarterly
9/16/22	9/30/22	9/29/22	10/14/22	0.48	Quarterly
6/15/22	6/30/22	6/29/22	7/15/22	0.48	Quarterly
3/14/22	3/31/22	3/30/22	4/15/22	0.48	Quarterly
12/15/21	12/31/21	12/30/21	1/14/22	0.48	Quarterly
9/15/21	9/30/21	9/29/21	10/15/21	0.48	Quarterly
6/14/21	6/30/21	6/29/21	7/15/21	0.48	Quarterly
3/11/21	3/31/21	3/30/21	4/15/21	0.48	Quarterly

Equity Incentive Plans

In April 2022, the Company’s shareholders approved the 2022 Manager Equity Plan and the Starwood Property Trust, Inc. 2022 Equity Plan (the “2022 Equity Plan”), which allow for the issuance of up to 18,700,000 stock options, stock appreciation rights, RSAs, RSUs or other equity-based awards or any combination thereof to the Manager, directors, employees, consultants or any other party providing services to the Company. The 2022 Manager Equity Plan succeeds and replaces the 2017 Manager Equity Plan and the 2022 Equity Plan succeeds and replaces the Starwood Property Trust, Inc. 2017 Equity Plan (the “2017 Equity Plan”). As of December 31, 2023, 16,510,282 share awards were available to be issued under either the 2022 Manager Equity Plan or the 2022 Equity Plan, determined on a combined basis.

To date, we have only granted RSAs and RSUs under the equity incentive plans. The holders of awards of RSAs or RSUs are entitled to receive dividends or “distribution equivalents” beginning on either the award’s effective date or vest date, depending on the terms of the award.

The table below summarizes our share awards granted or vested under the 2017 and 2022 Manager Equity Plans during the years ended December 31, 2023, 2022 and 2021 (dollar amounts in thousands):

Grant Date	Type	Amount Granted	Grant Date Fair Value	Vesting Period
November 2022	RSU	1,500,000	$ 31,605	3 years
November 2020	RSU	1,800,000	30,078	3 years
September 2019	RSU	1,200,000	29,484	(1)
April 2018	RSU	775,000	16,329	3 years

(1) Of the amount granted, 218,898 vested immediately on the grant date and the remaining amount vests over a three-year period.

During the years ended December 31, 2023, 2022 and 2021, we granted 914,694, 829,805, and 1,708,935 RSAs, respectively, under the 2017 and 2022 Equity Plans to a select group of eligible participants which includes our employees, directors and employees of our Manager who perform services for us. The awards were granted based on the market price of the Company’s common stock on the respective grant date and generally vest over a three-year period. Expenses related to the vesting of these awards are reflected in general and administrative expenses in our consolidated statements of operations.

The following shares of common stock were issued, without restriction, to our Manager as part of the incentive compensation due under the Management Agreement during the years ended December 31, 2023, 2022 and 2021:

Timing of Issuance	Shares of Common Stock Issued	Price per share
August 2023	92,640	20.59
May 2023	377,207	16.39
March 2023	373,204	19.38
November 2022	21,390	20.92
August 2022	108,374	23.94
May 2022	647,128	22.69
February 2022	1,068,828	23.78
November 2021	18,649	26.08
August 2021	97,151	25.79
May 2021	267,378	24.54
February 2021	332,002	22.55

The following table summarizes our share-based compensation expenses during the years ended December 31, 2023, 2022 and 2021 (in thousands):

	For the Year Ended December 31,		
	2023	2022	2021
Management fees:			
Manager incentive fee	$ 13,703	$ 24,903	$ 35,135
Manager Equity Plans (1)	18,027	18,693	19,448
	31,730	43,596	54,583
General and administrative:			
Equity Plans (1)	20,761	21,219	19,838
ESPP	459	273	—
	21,219	21,492	19,838
Total share-based compensation expense (2)	$ 52,949	$ 65,089	$ 74,421

(1) Share-based compensation expense relating to the 2017 and 2022 Manager Equity Plans is reflected within the Manager Equity Plans line. Share-based compensation expense relating to the 2017 and 2022 Equity Plans is reflected within the Equity Plans line.

(2) The income tax benefit associated with the share-based compensation expense for the years ended December 31, 2023, 2022 and 2021 was not material.

Schedule of Non-Vested Shares and Share Equivalents (1)

	Equity Plan	Manager Equity Plan	Total	Weighted Average Grant Date Fair Value (per share)
Balance as of January 1, 2023	2,513,847	1,825,000	4,338,847	$ 20.65
Granted	914,694	—	914,694	18.93
Vested	(687,743)	(950,000)	(1,637,743)	18.56
Forfeited	(169,070)	—	(169,070)	22.76
Balance as of December 31, 2023	2,571,728	875,000	3,446,728	21.08

(1) Equity-based award activity for awards granted under the 2017 and 2022 Equity Plans is reflected within the Equity Plan column, and for awards granted under the 2017 and 2022 Manager Equity Plans, within the Manager Equity Plan column.

The weighted average grant date fair value per share of grants during the years ended December 31, 2023, 2022 and 2021 was $18.93, $21.95 and $22.14, respectively.

Vesting Schedule

	Equity Plan	Manager Equity Plan	Total
2024	1,674,540	500,000	2,174,540
2025	583,200	375,000	958,200
2026	313,988	—	313,988
Total	2,571,728	875,000	3,446,728

As of December 31, 2023, there was approximately $37.4 million of total unrecognized compensation costs related to unvested share-based compensation arrangements which are expected to be recognized over a weighted average period of 1.7 years. The total fair value of shares vested during the years ended December 31, 2023, 2022 and 2021 were $30.3 million, $30.0 million and $32.4 million, respectively, as of the respective vesting dates.

Non-Controlling Interests in Consolidated Subsidiaries

As discussed in Note 2, on November 5, 2021 we sold a 20.6% non-controlling interest in the Woodstar Fund to third party investors for net cash proceeds of $214.2 million. Under the Woodstar Fund operating agreement, such interests are contingently redeemable by us, at the option of the interest holder, for cash at liquidation fair value if any assets remain upon termination of the Woodstar Fund. The Woodstar Fund operating agreement specifies an eight-year term with two one-year extension options, the first at our option and the second subject to consent of an advisory committee representing the non-controlling interest holders. Accordingly, these contingently redeemable non-controlling interests have been classified as "Temporary Equity" in our consolidated balance sheets and represent the fair value of the Woodstar Fund's net assets allocable to those interests. During the years ended December 31, 2023 and 2022, net income attributable to these non-controlling interests was $58.4 million and $153.8 million, respectively. During the period from November 5, 2021 through December 31, 2021, net income attributable to these non-controlling interests was $0.7 million.

In connection with our Woodstar II Portfolio acquisitions, we issued 10.2 million Class A Units in our subsidiary, SPT Dolphin, and rights to receive an additional 1.9 million Class A Units if certain contingent events occur. As of December 31, 2023, all of the 1.9 million contingent Class A Units were issued. The Class A Units are redeemable for consideration equal to the current share price of the Company's common stock on a one-for-one basis, with the consideration paid in either cash or the Company's common stock, at the determination of the Company. During the year ended December 31, 2021, redemptions of 0.9 million of the Class A Units were received and settled in common stock. During the year ended December 31, 2022, no redemptions of Class A Units were received. During the year ended December 31, 2023, redemptions of 0.1 million of the Class A Units were received and settled for $1.3 million in cash, leaving 9.7 million Class A Units outstanding as of December 31, 2023. The outstanding Class A Units are reflected as non-controlling interests in consolidated subsidiaries on our consolidated balance sheets, the balance of which was $207.1 million and $208.5 million as of December 31, 2023 and 2022.

To the extent SPT Dolphin has sufficient cash available, the Class A Units earn a preferred return indexed to the dividend rate of the Company's common stock. Any distributions made pursuant to this waterfall are recognized within net income attributable to non-controlling interests in our consolidated statements of operations. During the years ended December 31, 2023, 2022 and 2021, we recognized net income attributable to non-controlling interests of $18.7 million, $18.8 million and $19.4 million, respectively, associated with these Class A Units.

As discussed in Note 16, we hold a 51% controlling interest in the CMBS JV within our Investing and Servicing Segment. Because the CMBS JV is deemed a VIE for which we are the primary beneficiary, the 49% interest of our joint venture partner is reflected as a non-controlling interest in consolidated subsidiaries on our consolidated balance sheets, and any net income attributable to this 49% joint venture interest is reflected within net income attributable to non-controlling interests in our consolidated statements of operations. The non-controlling interests in the CMBS JV were $129.2 million and $144.3 million as of December 31, 2023 and 2022, respectively. During the years ended December 31, 2023, 2022 and 2021, net (loss) income attributable to non-controlling interests was $(1.5) million, $6.2 million and $22.7 million, respectively.

19. Earnings per Share

The following table provides a reconciliation of net income and the number of shares of common stock used in the computation of basic EPS and diluted EPS (amounts in thousands, except per share amounts):

	For the Year Ended December 31,		
	2023	2022	2021
Basic Earnings			
Income attributable to STWD common stockholders	$ 339,213	$ 871,475	$ 447,739
Less: Income attributable to participating shares not already deducted as non-controlling interests	(6,412)	(17,113)	(6,808)
Basic earnings	$ 332,801	$ 854,362	$ 440,931
Diluted Earnings			
Income attributable to STWD common stockholders	$ 339,213	$ 871,475	$ 447,739
Less: Income attributable to participating shares not already deducted as non-controlling interests	(6,412)	(17,113)	(6,808)
Add: Interest expense on Convertible Notes	*	11,632	11,619
Add: Undistributed earnings to participating shares	—	11,229	—
Less: Undistributed earnings reallocated to participating shares	—	(10,880)	—
Diluted earnings	$ 332,801	$ 866,343	$ 452,550
Number of Shares:			
Basic — Average shares outstanding	309,771	305,524	285,942
Effect of dilutive securities — Convertible Notes	*	9,649	9,649
Effect of dilutive securities — Contingently issuable shares	450	386	1,037
Effect of dilutive securities — Unvested non-participating shares	286	169	198
Diluted — Average shares outstanding	310,507	315,728	296,826
Earnings Per Share Attributable to STWD Common Stockholders:			
Basic	$ 1.07	$ 2.80	$ 1.54
Diluted	$ 1.07	$ 2.74	$ 1.52

* Our Convertible Notes were not dilutive for the year ended December 31, 2023.

As of December 31, 2023, 2022 and 2021, participating shares of 12.7 million, 13.7 million and 13.0 million, respectively, were excluded from the computation of diluted shares as their effect was already considered under the more dilutive two-class method used above. Such participating shares at December 31, 2023, 2022 and 2021 included 9.7 million, 9.8 million and 9.8 million potential shares, respectively, of our common stock issuable upon redemption of the Class A Units in SPT Dolphin, as discussed in Note 18.

20. Accumulated Other Comprehensive Income

The changes in AOCI by component are as follows (amounts in thousands):

	Cumulative Unrealized Gain (Loss) on Available-for-Sale Securities	Foreign Currency Translation	Total
Balance at January 1, 2021	$ 44,057	$ (64)	$ 43,993
OCI before reclassifications	(3,101)	—	(3,101)
Amounts reclassified from AOCI	(3)	64	61
Net period OCI	(3,104)	64	(3,040)
Balance at December 31, 2021	40,953	—	40,953
OCI before reclassifications	(19,998)	—	(19,998)
Amounts reclassified from AOCI	—	—	—
Net period OCI	(19,998)	—	(19,998)
Balance at December 31, 2022	20,955	—	20,955
OCI before reclassifications	(5,648)	—	(5,648)
Amounts reclassified from AOCI	45	—	45
Net period OCI	(5,603)	—	(5,603)
Balance at December 31, 2023	$ 15,352	$ —	$ 15,352

The reclassifications out of AOCI impacted the consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021 as follows (amounts in thousands):

	Amounts Reclassified from AOCI during the Year Ended December 31,			
Details about AOCI Components	**2023**	**2022**	**2021**	**Affected Line Item in the Statements of Operations**
Unrealized (loss) gain on available-for-sale securities:				
Net realized loss on sale of investment	$ (45)	$ —	$ —	Gain on sale of investments and other assets, net
Interest realized upon collection	—	—	3	Interest income from investment securities
Total	(45)	—	3	
Foreign currency translation:				
Foreign currency adjustment	—	—	(64)	Gain on sale of investments and other assets, net
Total reclassifications for the period	$ (45)	$ —	$ (61)	

21. Fair Value

GAAP establishes a hierarchy of valuation techniques based on the observability of inputs utilized in measuring financial assets and liabilities at fair value. GAAP establishes market-based or observable inputs as the preferred source of values, followed by valuation models using management assumptions in the absence of market inputs. The three levels of the hierarchy are described below:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III—Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Valuation Process

We have valuation control processes in place to validate the fair value of the Company's financial assets and liabilities measured at fair value including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and the assumptions are reasonable.

Pricing Verification—We use recently executed transactions, other observable market data such as exchange data, broker/dealer quotes, third party pricing vendors and aggregation services for validating the fair values generated using valuation models. Pricing data provided by approved external sources is evaluated using a number of approaches; for example, by corroborating the external sources' prices to executed trades, analyzing the methodology and assumptions used by the external source to generate a price and/or by evaluating how active the third party pricing source (or originating sources used by the third party pricing source) is in the market.

Unobservable Inputs—Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs.

Any changes to the valuation methodology will be reviewed by our management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

Fair Value on a Recurring Basis

We determine the fair value of our financial assets and liabilities measured at fair value on a recurring basis as follows:

Loans held-for-sale, commercial

We measure the fair value of our commercial mortgage loans held-for-sale using a discounted cash flow analysis unless observable market data (i.e., securitized pricing) is available. A discounted cash flow analysis requires management to make estimates regarding future interest rates and credit spreads. The most significant of these inputs relates to credit spreads and is unobservable. Thus, we have determined that the fair values of mortgage loans valued using a discounted cash flow analysis should be classified in Level III of the fair value hierarchy, while mortgage loans valued using securitized pricing should be classified in Level II of the fair value hierarchy. Mortgage loans classified in Level III are transferred to Level II if securitized pricing becomes available.

Loans held-for-sale, residential

We measure the fair value of our residential loans held-for-sale based on the net present value of expected future cash flows using a combination of observable and unobservable inputs. Observable market participant assumptions include pricing related to trades of residential loans with similar characteristics. Unobservable inputs include the expectation of future cash flows, which involves judgments about the underlying collateral, the creditworthiness of the borrower, estimated prepayment speeds, estimated future credit losses, forward interest rates, investor yield requirements and certain other factors. At each measurement date, we consider both the observable and unobservable valuation inputs in the determination of fair value. However, given the significance of the unobservable inputs, these loans have been classified within Level III.

RMBS

RMBS are valued utilizing observable and unobservable market inputs. The observable market inputs include recent transactions, broker quotes and vendor prices ("market data"). However, given the implied price dispersion amongst the market data, the fair value determination for RMBS has also utilized significant unobservable inputs in discounted cash flow models including prepayments, default and severity estimates based on the recent performance of the collateral, the underlying collateral characteristics, industry trends, as well as expectations of macroeconomic events (e.g., housing price curves, interest rate curves, etc.). At each measurement date, we consider both the observable and unobservable valuation inputs in the determination of fair value. However, given the significance of the unobservable inputs these securities have been classified within Level III.

CMBS

CMBS are valued utilizing both observable and unobservable market inputs. These factors include projected future cash flows, ratings, subordination levels, vintage, remaining lives, credit issues, recent trades of similar securities and the spreads used in the prior valuation. We obtain current market spread information where available and use this information in evaluating and validating the market price of all CMBS. Depending upon the significance of the fair value inputs used in determining these fair values, these securities are classified in either Level II or Level III of the fair value hierarchy. CMBS may shift between Level II and Level III of the fair value hierarchy if the significant fair value inputs used to price the CMBS become or cease to be observable.

Equity security

The equity security is publicly registered and traded in the U.S. and its market price is listed on the London Stock Exchange. The security has been classified within Level I.

Woodstar Fund Investments

The fair value of investments held by the Woodstar Fund is determined based on observable and unobservable market inputs. The initial fair value of the Woodstar Fund's investments at its November 5, 2021 establishment date was determined by reference to the purchase price paid by third party investors, which was consistent with both a recent external appraisal as well as our extensive marketing efforts to sell interests in the Woodstar Fund, plus working capital. The fair value of the Woodstar Fund's investments as of December 31, 2022 and 2023 was determined by reference to an external appraisal as of those dates.

For the properties, the third party appraisals applied the income capitalization approach with corroborative support from the sales comparison approach. The cost approach was not employed, as it is typically not emphasized by potential investors in the multifamily affordable housing sector. The income capitalization approach estimates an income stream for a property over a 10-year period and discounts this income plus a reversion (presumed sale) into a present value at a risk adjusted discount rate. Terminal capitalization rates and discount rates utilized in this approach are derived from market transactions as well as other financial and industry data.

For secured financing, the third party appraisal discounted the contractual cash flows at the interest rate at which such arrangements would bear if executed in the current market. The fair value of investment level working capital is assumed to approximate carrying value due to its primarily short-term monetary nature. The fair value of interest rate derivatives is determined using the methodology described in the *Derivatives* discussion below.

Given the significance of the unobservable inputs used in the respective valuations, the Woodstar Fund's investments have been classified within Level III of the fair value hierarchy.

Domestic servicing rights

The fair value of this intangible is determined using discounted cash flow modeling techniques which require management to make estimates regarding future net servicing cash flows, including forecasted loan defeasance, control migration, delinquency and anticipated maturity defaults which are calculated assuming a debt yield at which default occurs. Since the most significant of these inputs are unobservable, we have determined that the fair values of this intangible in its entirety should be classified in Level III of the fair value hierarchy.

Derivatives

The valuation of derivative contracts are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market based inputs, including interest rate curves, spot and market forward points and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

We incorporate credit valuation adjustments to appropriately reflect both our own non-performance risk and the respective counterparty's non-performance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of non-performance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

The valuation of over the counter derivatives are determined using discounted cash flows based on Overnight Index Swap ("OIS") rates. Fully collateralized trades are discounted using OIS with no additional economic adjustments to arrive at fair value. Uncollateralized or partially collateralized trades are also discounted at OIS, but include appropriate economic adjustments for funding costs (i.e., a LIBOR or SOFR OIS basis adjustment to approximate uncollateralized cost of funds) and credit risk. For credit instruments, fair value is determined based on changes in the relevant indices from the date of initiation of the instrument to the reporting date, as these changes determine the amount of any future cash settlement between us and the counterparty. These indices are considered Level II inputs as they are directly observable.

Although we have determined that the majority of the inputs used to value our derivatives fall within Level II of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level III inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us and our counterparties. However, as of December 31, 2023 and 2022, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level II of the fair value hierarchy.

Liabilities of consolidated VIEs

Our consolidated VIE liabilities generally represent bonds that are not owned by us. The majority of these are either traded in the marketplace or can be analogized to similar securities that are traded in the marketplace. For these liabilities, pricing is considered to be Level II, where the valuation is based upon quoted prices for similar instruments traded in active markets. We generally utilize third party pricing service providers for valuing these liabilities. In order to determine whether to utilize the valuations provided by third parties, we conduct an ongoing evaluation of their valuation methodologies and processes, as well as a review of the individual valuations themselves. In evaluating third party pricing for reasonableness, we consider a variety of factors, including market transaction information for the particular bond, market transaction information for bonds within the same trust, market transaction information for similar bonds, the bond's ratings and the bond's subordination levels.

For the minority portion of our consolidated VIE liabilities which consist of unrated or non-investment grade bonds that are not owned by us, pricing may be either Level II or Level III. If independent third party pricing similar to that noted above is available, we consider the valuation to be Level II. If such third party pricing is not available, the valuation is generated from model-based techniques that use significant unobservable assumptions, and we consider the valuation to be Level III. For VIE liabilities classified as Level III, valuation is determined based on discounted expected future cash flows which take into consideration expected duration and yields based on market transaction information, ratings, subordination levels, vintage and current market spread. VIE liabilities may shift between Level II and Level III of the fair value hierarchy if the significant fair value inputs used to price the VIE liabilities become or cease to be observable.

Assets of consolidated VIEs

The securitization VIEs in which we invest are "static"; that is, no reinvestment is permitted, and there is no active management of the underlying assets. In determining the fair value of the assets of the VIE, we maximize the use of observable inputs over unobservable inputs. The individual assets of a VIE are inherently incapable of precise measurement given their illiquid nature and the limitations on available information related to these assets. Because our methodology for valuing these assets does not value the individual assets of a VIE, but rather uses the value of the VIE liabilities as an indicator of the fair value of VIE assets as a whole, we have determined that our valuations of VIE assets in their entirety should be classified in Level III of the fair value hierarchy.

Fair Value Only Disclosed

We determine the fair value of our financial instruments and assets where fair value is disclosed as follows:

Loans held-for-investment

We estimate the fair values of our loans not carried at fair value on a recurring basis by discounting their expected cash flows at a rate we estimate would be demanded by the market participants that are most likely to buy our loans. The expected cash flows used are generally the same as those used to calculate our level yield income in the financial statements. Since these inputs are unobservable, we have determined that the fair value of these loans in their entirety would be classified in Level III of the fair value hierarchy.

HTM debt securities

We estimate the fair value of our mandatorily redeemable preferred equity interests in commercial real estate companies and infrastructure bonds using the same methodology described for our loans held-for-investment. We estimate the fair value of our HTM CMBS using the same methodology described for our CMBS carried at fair value on a recurring basis.

Secured financing agreements, CLOs and SASB

The fair value of the secured financing agreements, CLOs and SASB are determined by discounting the contractual cash flows at the interest rate we estimate such arrangements would bear if executed in the current market. We have determined that our valuation of these instruments should be classified in Level III of the fair value hierarchy.

Unsecured senior notes

The fair value of our unsecured senior notes is determined based on the last available bid price for the respective notes in the current market. As these prices represent observable market data, we have determined that the fair value of these instruments would be classified in Level II of the fair value hierarchy.

Fair Value Disclosures

The following tables present our financial assets and liabilities carried at fair value on a recurring basis in the consolidated balance sheets by their level in the fair value hierarchy as of December 31, 2023 and 2022 (amounts in thousands):

	December 31, 2023			
	Total	Level I	Level II	Level III
Financial Assets:				
Loans under fair value option	$ 2,645,637	$ —	$ —	$ 2,645,637
RMBS	102,368	—	—	102,368
CMBS	18,600	—	—	18,600
Equity security	8,340	8,340	—	—
Woodstar Fund investments	2,012,833	—	—	2,012,833
Domestic servicing rights	19,384	—	—	19,384
Derivative assets	63,437	—	63,437	—
VIE assets	43,786,356	—	—	43,786,356
Total	$ 48,656,955	$ 8,340	$ 63,437	$ 48,585,178
Financial Liabilities:				
Derivative liabilities	$ 102,467	$ —	$ 102,467	$ —
VIE liabilities	42,175,734	—	36,570,938	5,604,796
Total	$ 42,278,201	$ —	$ 36,673,405	$ 5,604,796

	December 31, 2022			
	Total	Level I	Level II	Level III
Financial Assets:				
Loans under fair value option	$ 2,784,594	$ —	$ —	$ 2,784,594
RMBS	113,386	—	—	113,386
CMBS	19,108	—	—	19,108
Equity security	9,840	9,840	—	—
Woodstar Fund investments	1,761,002	—	—	1,761,002
Domestic servicing rights	17,790	—	—	17,790
Derivative assets	108,621	—	108,621	—
VIE assets	52,453,041	—	—	52,453,041
Total	$ 57,267,382	$ 9,840	$ 108,621	$ 57,148,921
Financial Liabilities:				
Derivative liabilities	$ 91,404	$ —	$ 91,404	$ —
VIE liabilities	50,754,355	—	45,248,412	5,505,943
Total	$ 50,845,759	$ —	$ 45,339,816	$ 5,505,943

The changes in financial assets and liabilities classified as Level III are as follows for the years ended December 31, 2023 and 2022 (amounts in thousands):

	Loans at Fair Value	RMBS	CMBS	Woodstar Fund Investments	Domestic Servicing Rights	VIE Assets	VIE Liabilities	Total
January 1, 2022 balance	$ 2,936,025	$ 143,980	$ 22,244	$ 1,040,309	$ 16,780	$ 61,280,543	$ (4,780,221)	$ 60,659,660
Total realized and unrealized gains (losses):								
Included in earnings:								
Change in fair value / gain on sale	(346,222)	—	(1,674)	720,693	1,010	(12,458,814)	1,940,362	(10,144,645)
Net accretion	—	8,491	—	—	—	—	—	8,491
Included in OCI	—	(19,998)	—	—	—	—	—	(19,998)
Purchases / Originations	4,634,722	—	—	—	—	—	—	4,634,722
Sales	(3,678,671)	—	—	—	—	—	—	(3,678,671)
Cash repayments / receipts	(200,728)	(19,087)	(1,992)	—	—	—	(18,870)	(240,677)
Transfers into Level III	(86,201)	—	—	—	—	—	(1,506,438)	(1,592,639)
Transfers out of Level III	(474,331)	—	—	—	—	—	668,365	194,034
Consolidation of VIEs	—	—	—	—	—	4,361,325	(1,810,101)	2,551,224
Deconsolidation of VIEs	—	—	530	—	—	(730,013)	960	(728,523)
December 31, 2022 balance	2,784,594	113,386	19,108	1,761,002	17,790	52,453,041	(5,505,943)	51,642,978
Total realized and unrealized gains (losses):								
Included in earnings:								
Change in fair value / gain on sale	62,702	—	282	251,831	1,594	(8,790,373)	485,136	(7,988,828)
Net accretion	—	4,661	—	—	—	—	—	4,661
Included in OCI	—	(5,603)	—	—	—	—	—	(5,603)
Purchases / Originations	756,522	—	—	—	—	—	—	756,522
Sales	(710,957)	(601)	—	—	—	—	—	(711,558)
Cash repayments / receipts	(185,885)	(9,475)	(790)	—	—	(598,351)	(13,410)	(807,911)
Transfers into Level III	27	—	—	—	—	—	(2,241,350)	(2,241,323)
Transfers out of Level III	(61,366)	—	—	—	—	—	1,670,771	1,609,405
Consolidation of VIEs	—	—	—	—	—	722,039	—	722,039
December 31, 2023 balance	$ 2,645,637	$ 102,368	$ 18,600	$ 2,012,833	$ 19,384	$ 43,786,356	$ (5,604,796)	$ 42,980,382
Amount of unrealized gains (losses) attributable to assets still held at December 31, 2023:								
Included in earnings	$ 15,853	$ 4,630	$ 282	$ 251,831	$ 1,594	$ (8,818,672)	$ 485,136	$ (8,059,346)
Included in OCI	—	(5,638)	—	—	—	—	—	(5,638)
Amount of unrealized gains (losses) attributable to assets still held at December 31, 2022:								
Included in earnings	$ (368,368)	$ 8,157	$ (1,148)	$ 720,693	$ 1,010	$ (12,458,814)	$ 1,940,362	$(10,158,108)
Included in OCI	—	(19,592)	—	—	—	—	—	(19,592)

Amounts were transferred from Level II to Level III due to a decrease in the observable relevant market activity and amounts were transferred from Level III to Level II due to an increase in the observable relevant market activity.

The following table presents the fair values of our financial instruments not carried at fair value on the consolidated balance sheets (amounts in thousands):

	December 31, 2023		December 31, 2022	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets not carried at fair value:				
Loans	$ 17,574,249	$ 17,483,058	$ 18,401,439	$ 18,215,072
HTM debt securities	606,254	581,160	673,470	637,275
Financial liabilities not carried at fair value:				
Secured financing agreements, CLOs and SASB (a)	$ 17,552,979	$ 17,466,172	$ 18,177,756	$ 18,017,651
Unsecured senior notes	2,158,888	2,128,835	2,329,211	2,199,135

(a) Includes debt related to properties held-for-sale (see Note 7).

The following is quantitative information about significant unobservable inputs in our Level III measurements for those assets and liabilities measured at fair value on a recurring basis (dollars in thousands):

	Carrying Value at December 31, 2023	Valuation Technique	Unobservable Input	Range (Weighted Average) as of (1)	
				December 31, 2023	December 31, 2022
Loans under fair value option	$ 2,645,637	Discounted cash flow, market pricing	Coupon (d)	2.8% - 9.9% (4.5%)	2.8% - 9.3% (4.5%)
			Remaining contractual term (d)	4.3 - 38.5 years (27.4 years)	5.3 - 39.5 years (28.6 years)
			FICO score (a)	585 - 900 (749)	585 - 900 (749)
			LTV (b)	5% - 140% (68%)	4% - 92% (67%)
			Purchase price (d)	80.0% - 108.6% (101.4%)	80.0% - 108.6% (101.4%)
RMBS	102,368	Discounted cash flow	Constant prepayment rate (a)	2.9% - 9.6% (5.2%)	2.8% - 12.0% (5.5%)
			Constant default rate (b)	1.0% - 4.2% (1.7%)	1.1% - 4.4% (2.0%)
			Loss severity (b)	0% - 99% (17%) (f)	0% - 109% (24%) (f)
			Delinquency rate (c)	8% - 25% (14%)	6% - 29% (16%)
			Servicer advances (a)	30% - 78% (51%)	31% - 77.7% (53%)
			Annual coupon deterioration (b)	0% - 1.3% (0.1%)	0% - 2.6% (0.1%)
			Putback amount per projected total collateral loss (e)	0% - 8% (0.5%)	0% - 8% (0.5%)
CMBS	18,600	Discounted cash flow	Yield (b)	0% - 540.1% (10.6%)	0% - 117.5% (10.1%)
			Duration (c)	0 - 6.7 years (2.4 years)	0 - 7.7 years (3.0 years)
Woodstar Fund investments	2,012,833	Discounted cash flow	Discount rate - properties (b)	6.3% - 7.0% (6.7%)	6.3% - 6.8% (6.5%)
			Discount rate - debt (a)	3.0% - 6.9% (5.4%)	5.6% - 6.7% (6.1%)
			Terminal capitalization rate (b)	4.8% - 5.5% (5.2%)	5.0% - 5.5% (5.1%)
			Implied capitalization rate (b)	4.25% (4.25%)	4.20% (4.20%)
Domestic servicing rights	19,384	Discounted cash flow	Debt yield (a)	8.50% (8.50%)	8.25% (8.25%)
			Discount rate (b)	15% (15%)	15% (15%)
VIE assets	43,786,356	Discounted cash flow	Yield (b)	0% - 691.0% (15.9%)	0% - 453.6% (15.3%)
			Duration (c)	0 - 10.0 years (1.8 years)	0 - 11.0 years (2.4 years)
VIE liabilities	5,604,796	Discounted cash flow	Yield (b)	0% - 691.0% (11.4%)	0% - 453.6% (10.4%)
			Duration (c)	0 - 10.0 years (1.7 years)	0 - 11.0 years (1.8 years)

(1) Unobservable inputs were weighted by the relative carrying value of the instruments as of December 31, 2023 and 2022.

Information about Uncertainty of Fair Value Measurements

(a) Significant increase (decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value measurement.

(b) Significant increase (decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value measurement.

(c) Significant increase (decrease) in the unobservable input in isolation would result in either a significantly lower or higher (higher or lower) fair value measurement depending on the structural features of the security in question.

(d) This unobservable input is not subject to variability as of the respective reporting dates.

(e) Any delay in the putback recovery date leads to a decrease in fair value for the majority of securities in our RMBS portfolio.

(f) 5% and 10% of the portfolio falls within a range of 45% - 80% as of December 31, 2023 and 2022, respectively.

22. Income Taxes

Certain of our domestic subsidiaries have elected to be treated as taxable REIT subsidiaries ("TRSs"). TRSs permit us to participate in certain activities from which REITs are generally precluded, as long as these activities meet specific criteria, are conducted within the parameters of certain limitations established by the Code and are conducted in entities which elect to be treated as taxable subsidiaries under the Code. To the extent these criteria are met, we will continue to maintain our qualification as a REIT.

Our TRSs engage in various real estate related operations, including special servicing of commercial real estate, originating and securitizing mortgage loans, and investing in entities which engage in real estate-related operations. As of December 31, 2023 and 2022, approximately $3.1 billion and $3.2 billion of assets were owned by TRS entities. Our TRSs are not consolidated for U.S. federal income tax purposes, but are instead taxed as corporations. For financial reporting purposes, a provision for current and deferred taxes is established for the portion of earnings recognized by us with respect to our interest in TRSs.

Our income tax (benefit) provision consisted of the following for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	For the Year Ended December 31,		
	2023	2022	2021
Current			
Federal	$ 554	$ 1,446	$ 142
State	(31)	705	(80)
Foreign	—	—	(392)
Total current	523	2,151	(330)
Deferred			
Federal	98	(47,128)	6,893
State	(1,303)	(16,546)	2,106
Total deferred	(1,205)	(63,674)	8,999
Total income tax (benefit) provision	$ (682)	$ (61,523)	$ 8,669

Deferred income taxes in our U.S. tax jurisdiction reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the tax effects of temporary differences on net deferred tax assets which are classified in our consolidated balance sheets within other assets at December 31, 2023 and December 31, 2022 (in thousands):

	December 31,	
	2023	2022
Deferred tax assets/(liabilities), net		
Reserves and accruals	$ 3,636	$ 3,314
Domestic intangible assets	(22,890)	(15,946)
Investments in unconsolidated entities	(984)	782
Net operating loss and interest expense carryforwards	78,979	69,294
Other U.S. temporary differences	47	140
Net deferred tax assets	$ 58,788	$ 57,584

Unrecognized tax benefits were not material as of and during the years ended December 31, 2023 and 2022. The Company's tax returns are no longer subject to audit for years ended prior to January 1, 2020. There was no pre-tax income from foreign operations during the years ended December 31, 2023, 2022 and 2021.

The following table is a reconciliation of our U.S. federal income tax provision determined using our statutory federal tax rate to our reported income tax (benefit) provision for the years ended December 31, 2023, 2022 and 2021 (dollars in thousands):

	For the Year Ended December 31,					
	2023		2022		2021	
Federal statutory tax rate	$ 87,670	21.0 %	$ 209,483	21.0 %	$ 105,230	21.0 %
REIT and other non-taxable income	(88,281)	(21.2)%	(256,105)	(25.7)%	(92,121)	(18.4)%
State income taxes	(201)	— %	(15,319)	(1.5)%	4,307	0.9 %
Federal benefit of state tax deduction	42	— %	3,217	0.3 %	(905)	(0.2)%
Intra-entity transfers	—	— %	(4,327)	(0.4)%	(6,635)	(1.3)%
Other	88	— %	1,528	0.1 %	(1,207)	(0.3)%
Effective tax rate	$ (682)	(0.2)%	$ (61,523)	(6.2)%	$ 8,669	1.7 %

There were no valuation allowances for deferred tax assets during the years ended December 31, 2023, 2022 and 2021.

As of December 31, 2023, our federal net operating loss ("NOL") carryforwards for income tax purposes totaled $252.8 million. All of these NOLs can also be carried forward for state tax purposes, in addition to another net $6.2 million. The federal net operating loss carryforwards do not expire. If not utilized, the state net operating loss carryforwards will not begin to expire significantly until 2042. Such NOL primarily relates to unrealized fair value losses during the year ended December 31, 2022 on residential loans held in a TRS.

23. Commitments and Contingencies

As of December 31, 2023, our Commercial and Residential Lending Segment had future commercial loan funding commitments totaling $1.7 billion, of which we expect to fund $1.3 billion. These future funding commitments primarily relate to construction projects, capital improvements, tenant improvements and leasing commissions.

As of December 31, 2023, our Infrastructure Lending Segment had future infrastructure loan funding commitments totaling $189.9 million, including $124.4 million under revolvers and letters of credit ("LCs"), and $65.5 million under delayed draw term loans. As of December 31, 2023, $5.2 million of revolvers and LCs were outstanding. Additionally, as of December 31, 2023, our Infrastructure Lending Segment had outstanding loan purchase commitments of $37.6 million.

Generally, funding commitments are subject to certain conditions that must be met, such as customary construction draw certifications, minimum debt service coverage ratios or executions of new leases before advances are made to the borrower.

Management is not aware of any other contractual obligations, legal proceedings, or any other contingent obligations incurred in the normal course of business that would have a material adverse effect on our consolidated financial statements.

Lease Commitment Disclosures

Our lease commitments consist of corporate office leases and ground leases for investment properties, all of which are classified as operating leases. We previously subleased some of the space within our corporate offices to third parties. Our lease costs and sublease income were as follows (in thousands):

	For the Year Ended December 31,		
	2023	2022	2021
Operating lease costs	$ 6,864	$ 4,646	$ 4,100
Short-term lease costs	75	44	$ 2,227
Sublease income	—	—	$ (766)
Total lease cost	$ 6,940	$ 4,690	$ 5,560

Information concerning our operating lease liabilities, which are classified within accounts payable, accrued expenses and other liabilities in our consolidated balance sheets as of December 31, 2023 and 2022, is as follows (dollars in thousands):

	For the Year Ended December 31,	
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities — operating	$ 5,025	$ 2,129

	December 31, 2023	December 31, 2022
Weighted-average remaining lease term	12.0 years	13.0 years
Weighted-average discount rate	8.8%	8.7%

Future maturity of operating lease liabilities:	
2024	$ 5,145
2025	5,320
2026	5,275
2027	4,829
2028	4,868
Thereafter	41,543
Total	66,980
Less interest component	(29,325)
Operating lease liability	$ 37,655

24. Segment and Geographic Data

In its operation of the business, management, including our chief operating decision maker, who is our Chief Executive Officer, reviews certain financial information, including segmented internal profit and loss statements prepared on a basis prior to the impact of consolidating securitization VIEs under ASC 810. The segment information within this Note is reported on that basis.

The table below presents our results of operations for the year ended December 31, 2023 by business segment (amounts in thousands):

	Commercial and Residential Lending Segment	Infrastructure Lending Segment	Property Segment	Investing and Servicing Segment	Corporate	Subtotal	Securitization VIEs	Total
Revenues:								
Interest income from loans	$ 1,557,631	$ 236,884	$ —	$ 9,589	$ —	$ 1,804,104	$ —	$ 1,804,104
Interest income from investment securities	135,130	1,805	—	92,147	—	229,082	(152,558)	76,524
Servicing fees	553	—	—	44,895	—	45,448	(12,327)	33,121
Rental income	8,369	—	93,459	25,838	—	127,666	—	127,666
Other revenues	2,527	1,296	713	2,335	1,622	8,493	—	8,493
Total revenues	**1,704,210**	**239,985**	**94,172**	**174,804**	**1,622**	**2,214,793**	**(164,885)**	**2,049,908**
Costs and expenses:								
Management fees	496	—	—	—	141,047	141,543	—	141,543
Interest expense	971,028	141,016	54,522	34,611	235,776	1,436,953	(846)	1,436,107
General and administrative	55,782	15,569	4,155	87,619	17,087	180,212	—	180,212
Acquisition and investment pursuit costs	1,128	17	(5)	(215)	—	925	—	925
Costs of rental operations	8,777	—	22,806	13,259	—	44,842	—	44,842
Depreciation and amortization	7,206	103	31,960	9,788	84	49,141	—	49,141
Credit loss provision, net	225,720	18,008	—	—	—	243,728	—	243,728
Other expense	1,730	—	23	67	—	1,820	—	1,820
Total costs and expenses	**1,271,867**	**174,713**	**113,461**	**145,129**	**393,994**	**2,099,164**	**(846)**	**2,098,318**
Other income (loss):								
Change in net assets related to consolidated VIEs	—	—	—	—	—	—	181,688	181,688
Change in fair value of servicing rights	—	—	—	401	—	401	1,193	1,594
Change in fair value of investment securities, net	69,259	—	—	(51,889)	—	17,370	(16,603)	767
Change in fair value of mortgage loans, net	25,874	—	—	36,828	—	62,702	—	62,702
Income from affordable housing fund investments	—	—	291,244	—	—	291,244	—	291,244
Earnings (loss) from unconsolidated entities	4,410	5,702	—	8,849	—	18,961	(2,239)	16,722
(Loss) gain on sale of investments and other assets, net	(112)	—	—	25,841	—	25,729	—	25,729
(Loss) gain on derivative financial instruments, net	(25,206)	123	2,111	(4,348)	(11,285)	(38,605)	—	(38,605)
Foreign currency gain (loss), net	60,644	201	(11)	—	—	60,834	—	60,834
Loss on extinguishment of debt	(804)	—	—	(434)	—	(1,238)	—	(1,238)
Other (loss) income, net	(135,576)	—	(5)	29	—	(135,552)	—	(135,552)
Total other income (loss)	**(1,511)**	**6,026**	**293,339**	**15,277**	**(11,285)**	**301,846**	**164,039**	**465,885**
Income (loss) before income taxes	**430,832**	**71,298**	**274,050**	**44,952**	**(403,657)**	**417,475**	**—**	**417,475**
Income tax benefit (provision)	990	590	—	(898)	—	682	—	682
Net income (loss)	**431,822**	**71,888**	**274,050**	**44,054**	**(403,657)**	**418,157**	**—**	**418,157**
Net income attributable to non-controlling interests	(14)	—	(77,156)	(1,774)	—	(78,944)	—	(78,944)
Net income (loss) attributable to Starwood Property Trust, Inc.	**$ 431,808**	**$ 71,888**	**$ 196,894**	**$ 42,280**	**$ (403,657)**	**$ 339,213**	**$ —**	**$ 339,213**

The table below presents our results of operations for the year ended December 31, 2022 by business segment (amounts in thousands):

	Commercial and Residential Lending Segment	Infrastructure Lending Segment	Property Segment	Investing and Servicing Segment	Corporate	Subtotal	Securitization VIEs	Total
Revenues:								
Interest income from loans	$ 1,058,326	$ 150,230	$ —	$ 9,965	$ —	$ 1,218,521	$ —	$ 1,218,521
Interest income from investment securities	102,125	3,681	—	99,043	—	204,849	(139,791)	65,058
Servicing fees	558	—	—	54,836	—	55,394	(15,035)	40,359
Rental income	6,467	—	91,587	30,209	—	128,263	—	128,263
Other revenues	504	451	245	11,258	69	12,527	(12)	12,515
Total revenues	**1,167,980**	**154,362**	**91,832**	**205,311**	**69**	**1,619,554**	**(154,838)**	**1,464,716**
Costs and expenses:								
Management fees	592	—	—	—	154,959	155,551	—	155,551
Interest expense	501,126	79,137	33,938	26,686	157,097	797,984	(863)	797,121
General and administrative	52,701	14,187	4,069	85,478	18,777	175,212	288	175,500
Acquisition and investment pursuit costs	3,634	3	7	(244)	—	3,400	—	3,400
Costs of rental operations	7,833	—	21,868	14,414	—	44,115	—	44,115
Depreciation and amortization	4,720	387	32,714	11,472	—	49,293	—	49,293
Credit loss provision, net	39,780	6,877	—	—	—	46,657	—	46,657
Other expense	1,251	—	55	8	—	1,314	—	1,314
Total costs and expenses	**611,637**	**100,591**	**92,651**	**137,814**	**330,833**	**1,273,526**	**(575)**	**1,272,951**
Other income (loss):								
Change in net assets related to consolidated VIEs	—	—	—	—	—	—	124,001	124,001
Change in fair value of servicing rights	—	—	—	(2,051)	—	(2,051)	3,061	1,010
Change in fair value of investment securities, net	11,818	—	—	(43,179)	—	(31,361)	29,157	(2,204)
Change in fair value of mortgage loans, net	(352,412)	—	—	6,190	—	(346,222)	—	(346,222)
Income from affordable housing fund investments	—	—	755,736	—	—	755,736	—	755,736
(Loss) earnings from unconsolidated entities	(11,242)	3,982	—	2,871	—	(4,389)	(1,934)	(6,323)
Gain on sale of investments and other assets, net	86,532	—	—	51,079	—	137,611	—	137,611
Gain (loss) on derivative financial instruments, net	338,994	1,235	35,081	41,692	(82,987)	334,015	—	334,015
Foreign currency (loss) gain, net	(96,651)	(317)	12	—	—	(96,956)	—	(96,956)
Loss on extinguishment of debt	(209)	(469)	—	(507)	—	(1,185)	—	(1,185)
Other (loss) income, net	(92,632)	—	(1,103)	—	—	(93,735)	25	(93,710)
Total other income (loss)	**(115,802)**	**4,431**	**789,726**	**56,095**	**(82,987)**	**651,463**	**154,310**	**805,773**
Income (loss) before income taxes	**440,541**	**58,202**	**788,907**	**123,592**	**(413,751)**	**997,491**	**47**	**997,538**
Income tax benefit (provision)	69,199	12	—	(7,688)	—	61,523	—	61,523
Net income (loss)	**509,740**	**58,214**	**788,907**	**115,904**	**(413,751)**	**1,059,014**	**47**	**1,059,061**
Net income attributable to non-controlling interests	(14)	—	(172,598)	(14,927)	—	(187,539)	(47)	(187,586)
Net income (loss) attributable to Starwood Property Trust, Inc.	**$ 509,726**	**$ 58,214**	**$ 616,309**	**$ 100,977**	**$ (413,751)**	**$ 871,475**	**$ —**	**$ 871,475**

The table below presents our results of operations for the year ended December 31, 2021 by business segment (amounts in thousands):

	Commercial and Residential Lending Segment	Infrastructure Lending Segment	Property Segment	Investing and Servicing Segment	Corporate	Subtotal	Securitization VIEs	Total
Revenues:								
Interest income from loans	$ 705,499	$ 85,057	$ —	$ 9,735	$ —	$ 800,291	$ —	$ 800,291
Interest income from investment securities	67,589	2,190	—	96,771	—	166,550	(121,382)	45,168
Servicing fees	453	—	—	58,896	—	59,349	(20,610)	38,739
Rental income	5,486	—	234,840	38,505	—	278,831	—	278,831
Other revenues	294	293	198	6,278	—	7,063	(4)	7,059
Total revenues	**779,321**	**87,540**	**235,038**	**210,185**	**—**	**1,312,084**	**(141,996)**	**1,170,088**
Costs and expenses:								
Management fees	948	—	—	(793)	167,594	167,749	24	167,773
Interest expense	206,353	37,671	59,970	22,543	119,402	445,939	(852)	445,087
General and administrative	42,000	14,557	8,067	88,879	17,472	170,975	327	171,302
Acquisition and investment pursuit costs	893	250	(60)	101	—	1,184	—	1,184
Costs of rental operations	1,769	—	92,190	17,708	—	111,667	—	111,667
Depreciation and amortization	1,243	402	65,833	15,523	—	83,001	—	83,001
Credit loss (reversal) provision, net	(3,560)	11,895	—	—	—	8,335	—	8,335
Other expense	31	—	583	94	—	708	—	708
Total costs and expenses	**249,677**	**64,775**	**226,583**	**144,055**	**304,468**	**989,558**	**(501)**	**989,057**
Other income (loss):								
Change in net assets related to consolidated VIEs	—	—	—	—	—	—	162,333	162,333
Change in fair value of servicing rights	—	—	—	4,319	—	4,319	(741)	3,578
Change in fair value of investment securities, net	(8,277)	—	—	28,221	—	19,944	(20,331)	(387)
Change in fair value of mortgage loans, net	13,836	—	—	55,214	—	69,050	—	69,050
Income from affordable housing fund investments	—	—	6,425	—	—	6,425	—	6,425
Earnings (loss) from unconsolidated entities	6,984	1,160	—	815	—	8,959	(207)	8,752
Gain on sale of investments and other assets, net	16,584	189	—	22,211	—	38,984	—	38,984
Gain (loss) on derivative financial instruments, net	73,209	1,253	10,155	8,288	(10,542)	82,363	—	82,363
Foreign currency loss, net	(36,045)	(183)	—	(64)	—	(36,292)	—	(36,292)
Loss on extinguishment of debt	(289)	(1,264)	(5,281)	(113)	(481)	(7,428)	—	(7,428)
Other (loss) income, net	(7,407)	23	—	70	—	(7,314)	—	(7,314)
Total other income (loss)	**58,595**	**1,178**	**11,299**	**118,961**	**(11,023)**	**179,010**	**141,054**	**320,064**
Income (loss) before income taxes	**588,239**	**23,943**	**19,754**	**185,091**	**(315,491)**	**501,536**	**(441)**	**501,095**
Income tax (provision) benefit	(1,201)	306	—	(7,775)	1	(8,669)	—	(8,669)
Net income (loss)	**587,038**	**24,249**	**19,754**	**177,316**	**(315,490)**	**492,867**	**(441)**	**492,426**
Net (income) loss attributable to non-controlling interests	(14)	—	(20,121)	(24,993)	—	(45,128)	441	(44,687)
Net income (loss) attributable to Starwood Property Trust, Inc.	**$ 587,024**	**$ 24,249**	**$ (367)**	**$ 152,323**	**$ (315,490)**	**$ 447,739**	**$ —**	**$ 447,739**

The table below presents our consolidated balance sheet as of December 31, 2023 by business segment (amounts in thousands):

	Commercial and Residential Lending Segment	Infrastructure Lending Segment	Property Segment	Investing and Servicing Segment	Corporate	Subtotal	Securitization VIEs	Total
Assets:								
Cash and cash equivalents	$ 8,823	$ 56,300	$ 19,957	$ 22,011	$ 87,569	$ 194,660	$ —	$ 194,660
Restricted cash	23,902	28,693	1,016	5,175	58,526	117,312	—	117,312
Loans held-for-investment, net	15,069,389	2,495,660	—	9,200	—	17,574,249	—	17,574,249
Loans held-for-sale	2,604,594	—	—	41,043	—	2,645,637	—	2,645,637
Investment securities	1,147,829	19,042	—	1,147,550	—	2,314,421	(1,578,859)	735,562
Properties, net	431,155	—	555,455	59,774	—	1,046,384	—	1,046,384
Properties held-for-sale	—	—	290,937	—	—	290,937	—	290,937
Investments of consolidated affordable housing fund	—	—	2,012,833	—	—	2,012,833	—	2,012,833
Investments in unconsolidated entities	19,151	52,691	—	33,134	—	104,976	(14,600)	90,376
Goodwill	—	119,409	—	140,437	—	259,846	—	259,846
Intangible assets	13,415	—	25,432	63,985	—	102,832	(37,865)	64,967
Derivative assets	55,559	84	5,638	2,156	—	63,437	—	63,437
Accrued interest receivable	180,441	12,485	1,502	1,369	5,070	200,867	—	200,867
Other assets	301,436	3,486	50,459	15,828	49,564	420,773	—	420,773
VIE assets, at fair value	—	—	—	—	—	—	43,786,356	43,786,356
Total Assets	**$ 19,855,694**	**$ 2,787,850**	**$ 2,963,229**	**$ 1,541,662**	**$ 200,729**	**$ 27,349,164**	**$ 42,155,032**	**$ 69,504,196**
Liabilities and Equity								
Liabilities:								
Accounts payable, accrued expenses and other liabilities	$ 106,236	$ 45,232	$ 12,225	$ 44,452	$ 85,297	$ 293,442	$ —	$ 293,442
Related-party payable	—	—	—	—	44,816	44,816	—	44,816
Dividends payable	—	—	—	—	152,888	152,888	—	152,888
Derivative liabilities	54,066	—	—	—	48,401	102,467	—	102,467
Secured financing agreements, net	10,368,668	1,088,965	598,350	495,857	1,336,913	13,888,753	(20,757)	13,867,996
Collateralized loan obligations and single asset securitization, net	2,674,938	816,354	—	—	—	3,491,292	—	3,491,292
Unsecured senior notes, net	—	—	—	—	2,158,888	2,158,888	—	2,158,888
Debt related to properties held-for-sale	—	—	193,691	—	—	193,691	—	193,691
VIE liabilities, at fair value	—	—	—	—	—	—	42,175,734	42,175,734
Total Liabilities	**13,203,908**	**1,950,551**	**804,266**	**540,309**	**3,827,203**	**20,326,237**	**42,154,977**	**62,481,214**
Temporary Equity: Redeemable non-controlling interests	—	—	414,348	—	—	414,348	—	414,348
Permanent Equity:								
Starwood Property Trust, Inc. Stockholders' Equity:								
Common stock	—	—	—	—	3,208	3,208	—	3,208
Additional paid-in capital	1,121,413	664,621	(437,169)	(705,176)	5,220,981	5,864,670	—	5,864,670
Treasury stock	—	—	—	—	(138,022)	(138,022)	—	(138,022)
Retained earnings (accumulated deficit)	5,514,906	172,678	1,974,539	1,556,399	(8,712,641)	505,881	—	505,881
Accumulated other comprehensive income	15,352	—	—	—	—	15,352	—	15,352
Total Starwood Property Trust, Inc. Stockholders' Equity	6,651,671	837,299	1,537,370	851,223	(3,626,474)	6,251,089	—	6,251,089
Non-controlling interests in consolidated subsidiaries	115	—	207,245	150,130	—	357,490	55	357,545
Total Permanent Equity	**6,651,786**	**837,299**	**1,744,615**	**1,001,353**	**(3,626,474)**	**6,608,579**	**55**	**6,608,634**
Total Liabilities and Equity	**$ 19,855,694**	**$ 2,787,850**	**$ 2,963,229**	**$ 1,541,662**	**$ 200,729**	**$ 27,349,164**	**$ 42,155,032**	**$ 69,504,196**

The table below presents our consolidated balance sheet as of December 31, 2022 by business segment (amounts in thousands):

	Commercial and Residential Lending Segment	Infrastructure Lending Segment	Property Segment	Investing and Servicing Segment	Corporate	Subtotal	Securitization VIEs	Total
Assets:								
Cash and cash equivalents	$ 68,593	$ 31,153	$ 31,194	$ 39,023	$ 91,098	$ 261,061	$ —	$ 261,061
Restricted cash	18,556	31,133	981	5,259	65,143	121,072	—	121,072
Loans held-for-investment, net	16,038,930	2,352,932	—	9,577	—	18,401,439	—	18,401,439
Loans held-for-sale	2,763,458	—	—	21,136	—	2,784,594	—	2,784,594
Investment securities	1,250,893	66,204	—	1,165,628	—	2,482,725	(1,666,921)	815,804
Properties, net	463,492	—	864,778	121,716	—	1,449,986	—	1,449,986
Investments of consolidated affordable housing fund	—	—	1,761,002	—	—	1,761,002	—	1,761,002
Investments in unconsolidated entities	25,326	47,078	—	33,030	—	105,434	(13,542)	91,892
Goodwill	—	119,409	—	140,437	—	259,846	—	259,846
Intangible assets	11,908	—	29,613	66,310	—	107,831	(39,058)	68,773
Derivative assets	101,082	122	1,803	5,614	—	108,621	—	108,621
Accrued interest receivable	151,852	9,856	863	1,105	5,120	168,796	(275)	168,521
Other assets	170,177	3,614	54,313	12,929	56,444	297,477	—	297,477
VIE assets, at fair value	—	—	—	—	—	—	52,453,041	52,453,041
Total Assets	**$ 21,064,267**	**$ 2,661,501**	**$ 2,744,547**	**$ 1,621,764**	**$ 217,805**	**$ 28,309,884**	**$ 50,733,245**	**$ 79,043,129**
Liabilities and Equity								
Liabilities:								
Accounts payable, accrued expenses and other liabilities	$ 146,897	$ 20,656	$ 11,716	$ 46,377	$ 73,353	$ 298,999	$ —	$ 298,999
Related-party payable	—	—	—	—	41,186	41,186	—	41,186
Dividends payable	—	—	—	—	151,511	151,511	—	151,511
Derivative liabilities	21,523	105	—	—	69,776	91,404	—	91,404
Secured financing agreements, net	10,804,970	1,042,679	789,719	543,256	1,342,074	14,522,698	(21,166)	14,501,532
Collateralized loan obligations and single asset securitization, net	2,862,211	814,013	—	—	—	3,676,224	—	3,676,224
Unsecured senior notes, net	—	—	—	—	2,329,211	2,329,211	—	2,329,211
VIE liabilities, at fair value	—	—	—	—	—	—	50,754,355	50,754,355
Total Liabilities	**13,835,601**	**1,877,453**	**801,435**	**589,633**	**4,007,111**	**21,111,233**	**50,733,189**	**71,844,422**
Temporary Equity: Redeemable non-controlling interests	—	—	362,790	—	—	362,790	—	362,790
Permanent Equity:								
Starwood Property Trust, Inc. Stockholders' Equity:								
Common stock	—	—	—	—	3,181	3,181	—	3,181
Additional paid-in capital	2,124,496	683,258	(405,955)	(646,662)	4,051,950	5,807,087	—	5,807,087
Treasury stock	—	—	—	—	(138,022)	(138,022)	—	(138,022)
Retained earnings (accumulated deficit)	5,083,100	100,790	1,777,643	1,514,119	(7,706,415)	769,237	—	769,237
Accumulated other comprehensive income	20,955	—	—	—	—	20,955	—	20,955
Total Starwood Property Trust, Inc. Stockholders' Equity	7,228,551	784,048	1,371,688	867,457	(3,789,306)	6,462,438	—	6,462,438
Non-controlling interests in consolidated subsidiaries	115	—	208,634	164,674	—	373,423	56	373,479
Total Permanent Equity	**7,228,666**	**784,048**	**1,580,322**	**1,032,131**	**(3,789,306)**	**6,835,861**	**56**	**6,835,917**
Total Liabilities and Equity	**$ 21,064,267**	**$ 2,661,501**	**$ 2,744,547**	**$ 1,621,764**	**$ 217,805**	**$ 28,309,884**	**$ 50,733,245**	**$ 79,043,129**

Revenues generated from foreign sources were $455.6 million, $275.3 million and $177.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. The majority of our revenues generated from foreign sources are derived from the United Kingdom and Australia. Refer to Schedules III and IV for a detailed listing of the properties and loans held by the Company, including their respective geographic locations.

Starwood Property Trust, Inc. and Subsidiaries
Schedule III—Real Estate and Accumulated Depreciation
December 31, 2023
(Dollars in thousands)

Property Type / Geographic Location	Encumbrances	Initial Cost to Company: Land	Initial Cost to Company: Property	Costs Capitalized Subsequent to Acquisition(1)	Gross Amounts Carried at December 31, 2023: Land	Gross Amounts Carried at December 31, 2023: Property	Gross Amounts Carried at December 31, 2023: Total		Accumulated Depreciation(3)	Acquisition Date
Aggregated Properties										
Hotel - U.S., Midwest (1 property)	$ —	$ —	$ 5,565	$ 1,812	$ —	$ 7,377	$ 7,377		$ (4,732)	Feb-18
Industrial - U.S., South East (1 property)	—	813	—	—	813	—	813		—	Mar-19
Medical office - U.S., Midwest (7 properties)	78,048	2,764	97,797	10,209	2,764	108,006	110,770		(21,885)	Dec-16
Medical office - U.S., North East (7 properties)	191,661	11,283	176,996	249	11,283	177,245	188,528		(37,744)	Dec-16
Medical office - U.S., South East (6 properties)	107,252	7,930	117,678	2,102	7,930	119,780	127,710		(26,506)	Dec-16
Medical office - U.S., South West (8 properties)	125,345	15,921	126,842	4,179	15,921	131,021	146,942		(30,121)	Dec-16
Medical office - U.S., West (6 properties)	97,694	13,415	107,845	3,832	13,415	111,677	125,092		(27,332)	Dec-16
Mixed Use - U.S., West (1 property)	8,667	1,003	14,323	1,472	1,003	15,795	16,798		(3,618)	Feb-16
Multifamily - U.S., West (1 property)	30,503	12,402	48,454	—	12,402	48,454	60,856		(77)	Dec-23
Office - U.S., North East (1 property)	18,255	7,250	10,614	8,807	7,250	19,421	26,671		(7,601)	May-18
Office - U.S., South West (1 property)	87,750	32,867	79,661	—	23,177	59,281	82,458		(7,369)	May-22
Office - U.S., West (2 properties)	116,637	65,363	183,731	8,643	40,045	122,858	162,903		(7,049)	Oct-17 to Dec-22
Residential - U.S., North East (1 property)	—	—	93,547	14,703	—	108,251	108,251		—	Oct-20 to Apr-21
Retail - U.S., Midwest (8 properties)	78,745	27,307	143,251	1,450	27,307	144,701	172,008		(25,928)	Nov-15 to May-23
Retail - U.S., South East (4 properties)	42,200	19,995	59,949	—	19,995	59,949	79,944		(11,076)	Sep-17
Retail - U.S., South West (5 properties)	62,186	33,272	64,461	220	33,272	64,681	97,953		(14,190)	Sep-15 to Sep-17
Retail - U.S., West (2 properties)	33,000	18,633	36,794	—	18,633	36,794	55,427		(7,952)	Sep-17
	$ 1,077,943	$270,218	$1,367,508	$ 57,678	$235,210	$1,335,291	$1,570,501	(2)	$ (233,180)	

Notes to Schedule III:

(1) No material costs subsequent to acquisition were capitalized to land.

(2) The aggregate cost for federal income tax purposes is $1.8 billion.

(3) Depreciation is computed based upon estimated useful lives as described in Note 7 to the Consolidated Financial Statements.

The following schedule presents our real estate activity during the years ended December 31, 2023, 2022 and 2021 (in thousands):

	2023	2022	2021
Beginning balance, January 1	$ 1,659,495	$ 1,347,844	$ 2,573,296
Additions during the year:			
Acquisitions through foreclosure and other transfers	97,585	357,360	28,843
Improvements	22,669	20,931	24,390
Total additions	120,254	378,291	53,233
Deductions during the year:			
Costs of real estate sold	(84,309)	(66,578)	(55,945)
Reclassification of multifamily properties (1)	—	—	(1,222,740)
Impairments	(124,902)	—	—
Other	(37)	(62)	—
Total deductions	(209,248)	(66,640)	(1,278,685)
Ending balance, December 31	$ 1,570,501	$ 1,659,495	$ 1,347,844

The following schedule presents activity within accumulated depreciation during the years ended December 31, 2023, 2022 and 2021 (in thousands):

	2023	2022	2021
Beginning balance, January 1	$ 209,509	$ 181,457	$ 302,143
Depreciation expense	40,858	40,006	72,299
Reclassification of multifamily properties (1)	—	—	(186,716)
Disposition/write-offs	(17,187)	(11,954)	(6,269)
Ending balance, December 31	$ 233,180	$ 209,509	$ 181,457

(1) Refer to Notes 2 and 8 to the Consolidated Financial Statements for a discussion of the reclassification of our multifamily properties upon establishment of the Woodstar Fund which, as an investment company under GAAP, is required to present its investments at fair value on an unconsolidated basis. The net investment in the multifamily properties is now reflected within "Investments of consolidated affordable housing fund, at fair value" in our consolidated balance sheets.

Starwood Property Trust, Inc. and Subsidiaries
Schedule IV—Mortgage Loans on Real Estate
December 31, 2023
(Dollars in thousands)

Description/Location	Prior Liens (1)	Face Amount (1)	Carrying Amount	Interest Rate (2)	Payment Terms (1)	Maturity Date (3)	Principal Amount of Delinquent Loans
Individually Significant Mortgage Loans							
Other, Various, Australia (1 mortgage)	None	937,737	928,362	3BBSY+4.75%	I/O	6/24/2029	—
Aggregated First Mortgages: (4)							
Hotel, International, Floating (2 mortgages)	N/A	N/A	99,143	3EUR+4.50%	N/A	2026	—
Hotel, International, Floating (4 mortgages)	N/A	N/A	74,513	SARON+4.75%	N/A	2027	—
Hotel, International, Floating (5 mortgages)	N/A	N/A	61,350	SOFR+3.10% to 9.10%	N/A	2024	—
Hotel, Mid Atlantic, Floating (5 mortgages)	N/A	N/A	106,245	SOFR+2.10% to 6.90%	N/A	2024	—
Hotel, Midwest, Floating (4 mortgages)	N/A	N/A	53,415	SOFR+2.35% to 8.73%	N/A	2025	—
Hotel, North East, Floating (9 mortgages)	N/A	N/A	310,952	SOFR+2.50% to 10.10%	N/A	2025-2026	—
Hotel, South East, Floating (20 mortgages)	N/A	N/A	148,248	SOFR+2.50% to 13.37%	N/A	2025-2026	—
Hotel, South West, Floating (8 mortgages)	N/A	N/A	97,486	SOFR+2.10% to 5.85%	N/A	2026	—
Hotel, Various, Floating (18 mortgages)	N/A	N/A	579,533	SOFR+3.86% to 10.25%	N/A	2026-2027	—
Hotel, West, Floating (12 mortgages)	N/A	N/A	86,464	SOFR+2.60% to 8.35%	N/A	2024	—
Hotel, West, Floating (2 mortgages)	N/A	N/A	37,763	P+(0.56)% to 6.44%	N/A	2022	37,763
Industrial, International, Floating (4 mortgages)	N/A	N/A	149,150	3BBSY+3.10% to 3.55%	N/A	2028	—
Industrial, International, Floating (9 mortgages)	N/A	N/A	414,525	3EUR+2.25% to 11.00%	N/A	2025-2026	—
Industrial, International, Floating (2 mortgages)	N/A	N/A	83,935	SONIA ON+2.27% to 4.50%	N/A	2024	—
Industrial, North East, Floating (13 mortgages)	N/A	N/A	428,397	SOFR+3.22% to 8.06%	N/A	2026-2027	—
Industrial, South East, Fixed (4 mortgages)	N/A	N/A	31,128	8.18%	N/A	2024	—
Industrial, West, Floating (6 mortgages)	N/A	N/A	129,521	SOFR+1.85% to 7.60%	N/A	2026-2027	—
Mixed Use, International, Floating (2 mortgages)	N/A	N/A	89,017	3EUR+4.65%	N/A	2027	—
Mixed Use, International, Floating (1 mortgage)	N/A	N/A	446,578	SONIA ON+5.40%	N/A	2028	—
Mixed Use, Mid Atlantic, Floating (1 mortgage)	N/A	N/A	215,383	SOFR+3.26%	N/A	2025	—
Mixed Use, South East, Floating (14 mortgages)	N/A	N/A	151,452	SOFR+2.18% to 8.70%	N/A	2028	—
Mixed Use, South West, Floating (6 mortgages)	N/A	N/A	238,840	SOFR+4.60%	N/A	2026	—
Multi-family, International, Floating (1 mortgage)	N/A	N/A	52,060	1BBSY+3.75%	N/A	2025	—
Multi-family, International, Floating (1 mortgage)	N/A	N/A	158,305	3BBSY+3.95%	N/A	2025	—
Multi-family, International, Floating (8 mortgages)	N/A	N/A	767,344	SONIA ON+2.76% to 4.07%	N/A	2025-2028	—
Multi-family, Mid Atlantic, Floating (16 mortgages)	N/A	N/A	382,131	SOFR+1.85% to 9.00%	N/A	2026-2027	—
Multi-family, Midwest, Floating (4 mortgages)	N/A	N/A	76,626	SOFR+2.85% to 9.85%	N/A	2026	—
Multi-family, North East, Floating (27 mortgages)	N/A	N/A	789,236	SOFR+2.25% to 10.85%	N/A	2025-2028	—
Multi-family, South East, Floating (51 mortgages)	N/A	N/A	1,352,286	SOFR+1.75% to 16.50%	N/A	2026-2027	—
Multi-family, South West, Floating (102 mortgages)	N/A	N/A	1,669,342	SOFR+1.75% to 16.50%	N/A	2024-2027	—
Multi-family, West, Floating (19 mortgages)	N/A	N/A	565,695	SOFR+2.60% to 8.85%	N/A	2025-2027	—
Office, International, Floating (3 mortgages)	N/A	N/A	240,082	3EUR+2.74% to 7.50%	N/A	2025-2028	—
Office, International, Floating (1 mortgage)	N/A	N/A	80,089	EUR+6.00%	N/A	2024	—
Office, International, Floating (6 mortgages)	N/A	N/A	467,828	SONIA ON+3.55% to 4.37%	N/A	2024-2027	—
Office, Mid Atlantic, Floating (33 mortgages)	N/A	N/A	550,892	SOFR+2.35% to 7.35%	N/A	2024-2027	—
Office, Mid Atlantic, Floating (14 mortgages)	N/A	N/A	246,657	P+0.19% to 0.93%	N/A	2023-2024	122,310
Office, Midwest, Floating (17 mortgages)	N/A	N/A	144,834	SOFR+1.85% to 9.85%	N/A	2024-2025	—
Office, North East, Fixed (8 mortgages)	N/A	N/A	95,527	6.00%	N/A	2026	—
Office, North East, Floating (26 mortgages)	N/A	N/A	459,933	SOFR+2.70% to 8.70%	N/A	2024-2027	—
Office, South East, Fixed (2 mortgages)	N/A	N/A	47,835	5.00% to 12.00%	N/A	2024	—
Office, South East, Floating (16 mortgages)	N/A	N/A	326,372	SOFR+1.75% to 10.50%	N/A	2026	—
Office, South West, Floating (26 mortgages)	N/A	N/A	454,815	SOFR+2.10% to 8.35%	N/A	2023-2026	252,000 (5)
Office, West, Floating (32 mortgages)	N/A	N/A	314,862	SOFR+2.10% to 6.10%	N/A	2024-2025	—
Other, International, Floating (2 mortgages)	N/A	N/A	275,698	SONIA ON+4.40% to 8.05%	N/A	2028	—
Other, Midwest, Floating (2 mortgages)	N/A	N/A	29,702	SOFR+5.00% to 12.50%	N/A	2029	—
Other, North East, Fixed (1 mortgage)	N/A	N/A	9,200	4.09%	N/A	2026	9,200
Other, South West, Fixed (1 mortgage)	N/A	N/A	20,000	7.00%	N/A	2028	—
Residential, North East, Floating (3 mortgages)	N/A	N/A	194,269	SOFR+4.10%	N/A	2027	—
Residential, South East, Floating (4 mortgages)	N/A	N/A	16,213	SOFR+5.80%	N/A	2026	—
Residential, West, Floating (2 mortgages)	N/A	N/A	18,582	SOFR+3.87%	N/A	2026	—

Description/Location	Prior Liens (1)	Face Amount (1)	Carrying Amount	Interest Rate (2)	Payment Terms (1)	Maturity Date (3)	Principal Amount of Delinquent Loans
Retail, North East, Floating (2 mortgages)	N/A	N/A	185,386	SOFR+9.00%	N/A	2026	—
Loans Held-for-Sale, Various, Fixed	N/A	N/A	2,645,637	2.80% to 9.90%	N/A	2028-2062	68,688
Aggregated Subordinated and Mezzanine Loans: (4)							
Hotel, South East, Floating (1 mortgage)	N/A	N/A	38,563	SOFR+9.47%	N/A	2026	—
Hotel, West, Floating (2 mortgages)	N/A	N/A	19,179	SOFR+11.08%	N/A	2026	—
Industrial, South East, Fixed (1 mortgage)	N/A	N/A	3,967	8.18%	N/A	2024	—
Industrial, South East, Floating (2 mortgages)	N/A	N/A	9,214	SOFR+9.43%	N/A	2025	—
Industrial, South West, Floating (2 mortgages)	N/A	N/A	17,660	SOFR+10.15%	N/A	2027	—
Industrial, West, Floating (2 mortgages)	N/A	N/A	12,185	SOFR+11.40%	N/A	2024	—
Multi-family, North East, Floating (3 mortgages)	N/A	N/A	75,168	SOFR+3.35% to 13.75%	N/A	2025-2026	—
Office, International, Floating (5 mortgages)	N/A	N/A	36,784	3EUR+7.00% to 8.95%	N/A	2024-2025	—
Office, West, Floating (2 mortgages)	N/A	N/A	81,549	SOFR+6.34%	N/A	2026	—
Retail, Midwest, Fixed (1 mortgage)	N/A	N/A	4,925	7.16%	N/A	2024	4,925
Residential, North East, Floating (2 mortgages)	N/A	N/A	9,988	SOFR+7.75%	N/A	2028	—
Residential, West, Fixed (1 mortgage)	N/A	N/A	40,525	9.00%	N/A	2028	—
Loan Loss Allowance	—	—	(298,775)				—
Prepaid Loan Costs, Net	—	—	3,445				—
			$ 17,653,215 (6)				$ 494,886

Notes to Schedule IV:

(1) Disclosure of prior liens, face amount and payment terms are only required for individually significant mortgage loans. I/O = interest only until maturity.

(2) EUR = one month EURO LIBOR rate, 3EUR = three month EURO LIBOR rate, SOFR = one month SOFR rate, 1BBSY = one month BBSY rate, 3BBSY = three month BBSY rate, SARON = SARON overnight rate, SONIA ON = SONIA overnight rate, P = Prime rate.

(3) Based on fully extended maturity date.

(4) First mortgages include first mortgage loans and any contiguous mezzanine loan components because as a whole, the expected credit quality of these loans is more similar to that of a first mortgage loan.

(5) Subsequent to December 31, 2023, this loan was brought current and is no longer delinquent.

(6) The aggregate cost for federal income tax purposes is $18.0 billion.

The following schedule presents activity within our Commercial and Residential Lending Segment and Investing and Servicing Segment loan portfolios during the years ended December 31, 2023, 2022 and 2021 (amounts in thousands):

	For the year ended December 31,		
	2023	2022	2021
Balance at January 1	$ 18,774,708	$ 16,368,799	$ 10,584,400
Acquisitions/originations/additional funding	2,441,608	9,474,999	13,173,459
Capitalized interest	124,214	122,711	118,273
Basis of loans sold	(866,104)	(4,226,727)	(4,139,166)
Loan maturities/principal repayments	(2,763,682)	(1,962,657)	(3,709,444)
Discount accretion/premium amortization	52,601	52,334	51,816
Changes in fair value	62,702	(346,222)	69,050
Foreign currency translation, net	152,869	(304,051)	(71,419)
Credit loss (provision) reversal, net	(222,266)	(42,201)	7,947
Loan foreclosure, equity control and conversion to equity interest	(102,774)	(273,929)	(36,308)
Transfer to/from other asset classifications or between segments	(661)	(88,348)	320,191
Balance at December 31	$ 17,653,215	$ 18,774,708	$ 16,368,799

Refer to Note 17 to the Consolidated Financial Statements for a discussion of loan activity with related parties.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer, as appropriate, to allow timely decisions regarding required disclosures.

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2023, our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2023 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the U.S., and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report included in this Form 10-K, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2023.

Changes in Internal Control Over Financial Reporting. No change in internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

(a) None.

(b) During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this Item with respect to members of our board of directors and with respect to our Audit Committee will be contained in the Proxy Statement for the 2024 Annual Meeting of Shareholders ("2024 Proxy Statement") under the captions "Election of Directors" and "Board and Committee Meetings—Audit Committee" and is incorporated herein by this reference. Information required by this Item with respect to our executive officers will be contained in the 2024 Proxy Statement under the caption "Our Executive Officers," and is incorporated herein by this reference.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics for all directors, officers and employees of the Company which is available on our website at http://ir.starwoodpropertytrust.com/govdocs. In addition, stockholders may request a free copy of the Code of Business Conduct and Ethics from:

Starwood Property Trust, Inc.
Attention: Investor Relations
591 West Putnam Avenue
Greenwich, CT 06830
(202) 422-7700

We have also adopted a Code of Ethics for our Principal Executive Officer and Senior Financial Officers setting forth a code of ethics applicable to our Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer, which is available on our website at http://ir.starwoodpropertytrust.com/govdocs. Stockholders may request a free copy of the Code of Ethics for Principal Executive Officer and Senior Financial Officers from the address and phone number set forth above.

Corporate Governance Guidelines

We have also adopted Corporate Governance Guidelines, which are available on our website at http://ir.starwoodpropertytrust.com/govdocs. Stockholders may request a free copy of the Corporate Governance Guidelines from the address and phone number set forth above.

Item 11. Executive Compensation.

Information required by this Item will be contained in the 2024 Proxy Statement under the captions "Executive Compensation" and "Non-Employee Director Compensation" and is incorporated herein by this reference, provided that the Compensation Committee Report shall not be deemed to be "filed" with this Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information required by this Item will be contained in the 2024 Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners, Directors and Management" and "Executive Compensation – Equity Compensation Plan Information" and is incorporated herein by this reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this Item will be contained in the 2024 Proxy Statement under the captions "Certain Relationships and Related Transactions" and "How Directors are Selected, Elected and Evaluated—Determination of Director Independence" and is incorporated herein by this reference.

Item 14. Principal Accountant Fees and Services.

Information required by this Item will be contained in the 2024 Proxy Statement under the captions "Independent Registered Public Accounting Firm" and "Independent Registered Public Accounting Firm – Pre-Approval Policies for Services of Independent Registered Public Accounting Firm" and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Documents filed as part of this report:

(1) Financial Statements:

See Item 8—"Financial Statements and Supplementary Data", filed herewith, for a list of financial statements.

(2) Financial Statement Schedules:

Included within Item 8:

Schedule III—Real Estate and Accumulated Depreciation

Schedule IV—Mortgage Loans on Real Estate

(3) Exhibits:

Exhibit No.	Description
2.1	Asset Purchase Agreement, dated August 7, 2018, between Starwood Property Trust, Inc., as buyer, and GE Capital Global Holdings, LLC, as seller (Incorporated by reference to Exhibit 2.1 of the Company's Quarterly Report on Form 10-Q filed November 9, 2018)
3.1	Articles of Amendment and Restatement of Starwood Property Trust, Inc. (Incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q filed November 16, 2009)
3.2	Amended and Restated Bylaws of Starwood Property Trust, Inc., effective as of March 16, 2020 (Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed March 20, 2020)
4.1	Indenture for Senior Debt Securities, dated as of February 15, 2013, between Starwood Property Trust, Inc. and The Bank of New York Mellon, as trustee (Incorporated by reference to Exhibit 4.6 of the Company's Registration Statement on Form S-3 (File No. 333-210560) filed April 1, 2016).
4.2	Fourth Supplemental Indenture, dated as of March 29, 2017, between Starwood Property Trust, Inc. and The Bank of New York Mellon, as trustee (Incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed March 29, 2017)
4.3	Fifth Supplemental Indenture, dated as of July 3, 2023, between Starwood Property Trust, Inc. and The Bank of New York Mellon, as trustee (Incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed July 3, 2023)
4.4	Form of 4.375% Convertible Senior Notes due 2023 (Incorporated by reference as Exhibit A to Exhibit 4.2 of the Company's Current Report on Form 8-K filed March 29, 2017)
4.5	Form of 6.750% Convertible Senior Notes due 2027 (Incorporated by reference as Exhibit A to Exhibit 4.2 of the Company's Current Report on Form 8-K filed July 3, 2023)
4.6	Indenture, dated as of December 4, 2017, between Starwood Property Trust, Inc. and The Bank of New York Mellon, as trustee (including the form of Starwood Property Trust, Inc.'s 4.750% Senior Notes due 2025) (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed December 4, 2017)
4.7	Registration Rights Agreement, dated as of December 4, 2017, between Starwood Property Trust, Inc. and J.P. Morgan Securities LLC, as representative of the initial purchasers (Incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed December 4, 2017)

Exhibit No.	Description
4.8	Registration Rights Agreement, dated as of December 28, 2017, among Starwood Property Trust, Inc. and the persons listed on Schedule I thereto (Incorporated by reference to Exhibit 4.13 of the Company's Annual Report on Form 10-K filed February 28, 2018)
4.9	Indenture, dated as of November 2, 2020, between Starwood Property Trust, Inc. and The Bank of New York Mellon, as trustee (including the form of Starwood Property Trust, Inc.'s 5.500% Senior Notes due 2023) (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed November 2, 2020)
4.10	Indenture, dated as of July 14, 2021, between Starwood Property Trust, Inc. and The Bank of New York Mellon, as trustee (including the form of Starwood Property Trust, Inc.'s 3.625% Senior Notes due 2026) (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed July 14, 2021)
4.11	Indenture, dated as of December 15, 2021, between Starwood Property Trust, Inc. and The Bank of New York Mellon, as trustee (including the form of Starwood Property Trust, Inc.'s 3.750% Senior Notes due 2024) (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed December 15, 2021)
4.12	Indenture, dated as of January 25, 2022, between Starwood Property Trust, Inc. and The Bank of New York Mellon, as trustee (including the form of Starwood Property Trust, Inc.'s 4.375% Senior Notes due 2027) (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed January 25, 2022)
4.13	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934_ (Incorporated by reference to Exhibit 4.14 of the Company's Annual Report on Form 10-K filed February 25, 2020)
10.1	Registration Rights Agreement, dated August 17, 2009, among Starwood Property Trust, Inc., SPT Investment, LLC and SPT Management, LLC (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed November 16, 2009)
10.2	Management Agreement, dated August 17, 2009, among SPT Management, LLC and Starwood Property Trust, Inc. (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed November 16, 2009)
10.3	Amendment No. 1, dated as of May 7, 2012, to Management Agreement, dated August 17, 2009, as amended, between Starwood Property Trust, Inc. and SPT Management, LLC (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed May 8, 2012)
10.4	Amendment No. 2, dated as of December 4, 2014, to Management Agreement, dated August 17, 2009, as amended, between Starwood Property Trust, Inc. and SPT Management, LLC (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed December 5, 2014)
10.5	Amendment No. 3, dated as of August 4, 2016, to Management Agreement, dated August 17, 2009, as amended, between Starwood Property Trust, Inc. and SPT Management, LLC (Incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K filed February 23, 2017)
10.6	Amendment No. 4, dated February 15, 2018 and effective as of December 28, 2017, to Management Agreement, dated August 17, 2009, as amended, between Starwood Property Trust, Inc. and SPT Management, LLC (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed February 22, 2018)
10.7	Co-Investment and Allocation Agreement, dated August 17, 2009, among Starwood Property Trust, Inc., SPT Management, LLC and Starwood Capital Group Global, L.P. (Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed November 16, 2009)

Exhibit No.	Description
10.8	Amendment No. 1, dated as of June 19, 2015, to the Co-Investment and Allocation Agreement, dated as of August 17, 2009, by and among Starwood Property Trust, Inc., SPT Management, LLC and Starwood Capital Group Global, L.P. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed June 25, 2015)
10.9	Amendment No. 2, dated as of November 21, 2016, to the Co-Investment and Allocation Agreement, dated as of August 17, 2009, by and among Starwood Property Trust, Inc., SPT Management, LLC and Starwood Capital Group Global, L.P. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed November 22, 2016)
10.10	Starwood Property Trust, Inc. Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed August 4, 2022)*
10.11	Starwood Property Trust, Inc. 2017 Manager Equity Plan (Incorporated by reference to Appendix A of the Company's Definitive Proxy Statement on Schedule 14A filed March 31, 2017)*
10.12	Restricted Stock Unit Award Agreement (Starwood Property Trust, Inc. 2017 Manager Equity Plan) (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed November 8, 2019)*
10.13	Starwood Property Trust, Inc. 2022 Manager Equity Plan (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed May 4, 2022)
10.14	Restricted Stock Unit Award Agreement (Starwood Property Trust, Inc. 2022 Manager Equity Plan) (Incorporated by reference to Exhibit 10.14 of the Company's Annual Report on Form 10-K filed March 1, 2023)*
10.15	Starwood Property Trust, Inc. 2017 Equity Plan (Incorporated by reference to Appendix B of the Company's Definitive Proxy Statement on Schedule 14A filed March 31, 2017)*
10.16	Form of Restricted Stock Award Agreement for Independent Directors (Starwood Property Trust, Inc. 2017 Equity Plan) (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed November 8, 2019)*
10.17	Form of Restricted Stock Award Agreement (Starwood Property Trust, Inc. 2017 Equity Plan) (Incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q filed May 8, 2019)*
10.18	Starwood Property Trust, Inc. 2022 Equity Plan (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed May 4, 2022)*
10.19	Form of Restricted Stock Award Agreement for Independent Directors (Starwood Property Trust, Inc. 2022 Equity Plan) (Incorporated by reference to Exhibit 10.19 of the Company's Annual Report on Form 10-K filed March 1, 2023)*
10.20	Form of Restricted Stock Award Agreement (Starwood Property Trust, Inc. 2022 Equity Plan) (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed May 4, 2023)*
10.21	Form of Indemnification Agreement for Directors and Officers (Incorporated by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K filed February 25, 2016)*
10.22	Tax Protection Agreement, dated as of December 28, 2017, among SPT Dolphin Intermediate LLC, SPT Dolphin Parent LLC and the persons listed on Annex A thereto (Incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K filed February 28, 2018)
21.1	Subsidiaries of the Registrant

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (Starwood Property Trust, Inc. Policy on Recoupment of Incentive Compensation)
101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Indicates management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starwood Property Trust, Inc.

Date: February 22, 2024

By: /s/ BARRY S. STERNLICHT

Barry S. Sternlicht
Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 22, 2024	By: /s/ BARRY S. STERNLICHT Barry S. Sternlicht Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)
Date: February 22, 2024	By: /s/ RINA PANIRY Rina Paniry Chief Financial Officer, Treasurer, Chief Accounting Officer and Principal Financial Officer
Date: February 22, 2024	By: /s/ RICHARD D. BRONSON Richard D. Bronson Director
Date: February 22, 2024	By: /s/ JEFFREY G. DISHNER Jeffrey G. Dishner Director
Date: February 22, 2024	By: /s/ CAMILLE J. DOUGLAS Camille J. Douglas Director
Date: February 22, 2024	By: /s/ DEBORAH L. HARMON Deborah L. Harmon Director
Date: February 22, 2024	By: /s/ SOLOMON J. KUMIN Solomon J. Kumin Director
Date: February 22, 2024	By: /s/ FRED PERPALL Fred Perpall Director
Date: February 22, 2024	By: /s/ FRED S. RIDLEY Fred S. Ridley Director
Date: February 22, 2024	By: /s/ STRAUSS ZELNICK Strauss Zelnick Director



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